SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2021

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒              Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐              No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number

1.1	Circular of proposed A Share Offering and related matters, proposed amendments to the Articles of Association, the Rules of Procedures of the Meeting of the Board of Directors and the Rules of Procedures of the Meeting of the Supervisory Committee, adoption of the Rules of Procedures of the Shareholders’ General Meeting, notice of Extraordinary General Meeting, notice of Domestic Shareholders’ Class Meeting and notice of H Shareholders’ Class Meeting, dated March 17, 2021

1.2	Notice of Extraordinary General Meeting, dated March 17, 2021

1.3	Notice of Domestic Shareholders’ Class Meeting, dated March 17, 2021

1.4	Notice of H Shareholders’ Class Meeting, dated March 17, 2021

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

2

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology of the PRC (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•

the impact of COVID-19 pandemic on our operations and financial performance, the PRC economy and world economy, including disruptions to the demand for certain of our services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies and delay in network construction progress due to travel and other restrictions, decline in labor force, increased bad debts risk due to the deteriorating financial condition of certain corporate customers;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

3

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: March 17, 2021	By:	/s/ Ke Ruiwen
Name: Ke Ruiwen
Title: Chairman and Chief Executive Officer

5

Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying forms of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing Shareholders with certain information in connection with the EGM, Domestic Shareholders’ Class Meeting and H Shareholders’ Class Meeting and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company’s securities in the United States will be made only by means of a prospectus relating to such securities.

China Telecom Corporation Limited

中國電信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PROPOSED A SHARE OFFERING AND RELATED MATTERS,

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION,

THE RULES OF PROCEDURES OF THE MEETING OF

THE BOARD OF DIRECTORS AND THE RULES OF PROCEDURES OF

THE MEETING OF THE SUPERVISORY COMMITTEE,

ADOPTION OF THE RULES OF PROCEDURES OF

THE SHAREHOLDERS’ GENERAL MEETING,

NOTICE OF EXTRAORDINARY GENERAL MEETING,

NOTICE OF DOMESTIC SHAREHOLDERS’ CLASS MEETING

AND

NOTICE OF H SHAREHOLDERS’ CLASS MEETING

Notices of EGM, Domestic Shareholders’ Class Meeting and H Shareholders’ Class Meeting dated 17 March 2021 convening the EGM, Domestic Shareholders’ Class Meeting and H Shareholders’ Class Meeting of China Telecom Corporation Limited to be held at Excemon Beijing Nanyueyuan Hotel, No.86 South 3rd Ring Road West, Fengtai District, Beijing, PRC on Friday, 9 April 2021 at 10:00 a.m., 10:20 a.m. (or immediately after the conclusion of the EGM), and 10:35 a.m. (or immediately after the conclusion of the Domestic Shareholders’ Class Meeting) respectively are set out on page N-1 to page N-9 of this circular.

Whether or not you are able to attend the EGM, Domestic Shareholders’ Class Meeting or H Shareholders’ Class Meeting, you are requested to complete and return the enclosed forms of proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the EGM, Domestic Shareholders’ Class Meeting and H Shareholders’ Class Meeting or any adjournment thereof. Completion and return of the forms of proxy will not preclude you from attending and voting in person at the EGM, Domestic Shareholders’ Class Meeting and/or H Shareholders’ Class Meeting or at any adjournment should you so wish.

17 March 2021

CONTENTS

Pages
Definitions		1

Letter from the Board		6

APPENDIX I:	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED	I-1

APPENDIX II:	THE DILUTION OF IMMEDIATE RETURNS RESULTING FROM THE INITIAL PUBLIC OFFERING OF RMB ORDINARY SHARES (A SHARES) AND THE REMEDIAL MEASURES OF CHINA TELECOM CORPORATION LIMITED	II-1

APPENDIX III:	THE PRICE STABILISATION PLAN OF THE COMPANY’S A SHARES WITHIN THREE YEARS FOLLOWING THE INITIAL PUBLIC OFFERING AND LISTING OF RMB ORDINARY SHARES (A SHARES) OF CHINA TELECOM CORPORATION LIMITED	III-1

APPENDIX IV:	THE PLAN FOR SHAREHOLDERS’ RETURN WITHIN THREE YEARS FOLLOWING THE INITIAL PUBLIC OFFERING AND LISTING OF RMB ORDINARY SHARES (A SHARES) OF CHINA TELECOM CORPORATION LIMITED	IV-1

APPENDIX V:	THE UNDERTAKINGS ON THE INFORMATION DISCLOSURE IN THE PROSPECTUS IN CONNECTION WITH THE INITIAL PUBLIC OFFERING AND LISTING OF RMB ORDINARY SHARES (A SHARES) OF CHINA TELECOM CORPORATION LIMITED	V-1

APPENDIX VI:	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED	VI-1

APPENDIX VII:	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED	VII-1

– i –

– ii –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	the ordinary shares proposed to be issued by the Company under the A Share Offering, with a Renminbi- denominated par value of RMB1.00, which will be subscribed for and paid up in Renminbi and will be listed on the Main Board of the Shanghai Stock Exchange and traded in Renminbi

“A Share Offering”, “Offering”, “A Share Offering and Listing” or “Offering and Listing”	the proposed initial public offering and listing of RMB ordinary shares (A Shares) by the Company on the Main Board of the Shanghai Stock Exchange

“Administrative Measures for the Initial Public Offering and Listing of Stocks”	the Administrative Measures for the Initial Public Offering and Listing of Stocks (《首次公開發行股票並上 市管理辦法》) promulgated by the CSRC

“Articles of Association”	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time

“Board” or “Board of Directors”	the board of directors of the Company

“China Telecommunications Corporation”	China Telecommunications Corporation (中國電信集團 有限公司), a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company

“Code of Corporate Governance for Listed Companies”	the Code of Corporate Governance for Listed Companies (《上市公司治理準則》) promulgated by the CSRC

“Company”	China Telecom Corporation Limited (中國電信股份有限 公司), a joint stock limited company incorporated in the PRC with limited liability on 10 September 2002, with its H shares listed on the Main Board of the Stock Exchange and whose principal business is the provision of fundamental telecommunications services including comprehensive wireline telecommunications services, mobile telecommunications services, value-added services such as Internet access services, information services and other related services

“Company Law”	the Company Law of the PRC (《中華人民共和國公司 法》), as amended, supplemented or otherwise modified from time to time

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder”	has the meaning ascribed to it under the Listing Rules

DEFINITIONS

“core connected person(s)”	has the meaning ascribed to it under the Listing Rules

“CSRC”	China Securities Regulatory Commission and its delegate(s)

“Director(s)”	the director(s) of the Company

“Domestic Share(s)”	the ordinary shares issued by the Company, with a Renminbi-denominated par value of RMB1.00, which are subscribed for and paid up in Renminbi

“Domestic Shareholder(s)”	holder(s) of the Domestic Share(s)

“Domestic Shareholders’ Class Meeting”	the Domestic Shareholders’ Class Meeting of the Company to be convened on Friday, 9 April 2021 at 10:20 a.m., or immediately after the conclusion of the EGM or any adjournment thereof, the notice of which is set out in this circular

“EGM” or “Extraordinary General Meeting”	the extraordinary general meeting of the Company to be convened on Friday, 9 April 2021 at 10:00 a.m., or any adjournment thereof, the notice of which is set out in this circular

“General Meetings”	collectively, the EGM, Domestic Shareholders’ Class Meeting and H Shareholders’ Class Meeting

“Guidance Opinion on Matters Pertaining to Dilution of Return for the Immediate Period Resulting from Initial Offering and Refinancing or Material Asset Restructuring”	the Guidance Opinion on Matters Pertaining to Dilution of Return for the Immediate Period Resulting from Initial Offering and Refinancing or Material Asset Restructuring (《關於首發及再融資、重大資產重組攤薄即期回報有關 事項的指導意見》) promulgated by the CSRC

“Guidelines for the Articles of Association”	the Guidelines for the Articles of Association of Listed Companies (《上市公司章程指引》) promulgated by the CSRC, as amended, supplemented or otherwise modified from time to time

“H Share(s)”	the ordinary shares issued by the Company, with a Renminbi-denominated par value of RMB1.00, which are subscribed for and paid up in a currency other than Renminbi and are listed on the Stock Exchange

DEFINITIONS

“H Shareholder(s)”	holder(s) of the H Share(s)

“H Shareholders’ Class Meeting”	the H Shareholders’ Class Meeting of the Company to be convened on Friday, 9 April 2021 at 10:35 a.m., or immediately after the conclusion of the Domestic Shareholders’ Class Meeting or any adjournment thereof, the notice of which is set out in this circular

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Non-Executive Director(s)”	the independent non-executive director(s) of the Company

“Latest Practicable Date”	12 March 2021, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time

“Notice on Matters in Relation to Further Implementing Cash Dividend Distribution of Listed Companies”	the Notice on Matters in Relation to Further Implementing Cash Dividend Distribution of Listed Companies (《關於進一步落實上市公司現金分紅有關事 項的通知》) promulgated by the CSRC

“PRC” or “China”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan)

“public”	has the meaning ascribed to it under the Listing Rules

“Regulatory Guidelines for Listed Companies No. 3 – Cash Dividend Distribution of Listed Companies”	the Regulatory Guidelines for Listed Companies No. 3 – Cash Dividend Distribution of Listed Companies (《上市 公司監管指引第3 號––上市公司現金分紅》) promulgated by the CSRC

“RMB” or “Renminbi”	Renminbi, the lawful currency of the PRC

“Rules of Procedures of the Meeting of the Board of Directors”	the Rules of Procedures of the Meeting of the Board of Directors of China Telecom Corporation Limited (《中國 電信股份有限公司董事會議事規則》) (as amended from time to time)

DEFINITIONS

“Rules of Procedures of the Meeting of the Supervisory Committee”	the Rules of Procedures of the Meeting of the Supervisory Committee of China Telecom Corporation Limited (《中國電信股份有限公司監事會議事規則》) (as amended from time to time)

“Rules of Procedures of the Shareholders’ General Meeting”	the Rules of Procedures of the Shareholders’ General Meeting of China Telecom Corporation Limited (《中國電信股份有限公司股東大會議事規則》)

“Securities Law”	the Securities Law of the PRC (《中華人民共和國證券 法》)

“Share(s)”	ordinary share(s) in the capital of the Company with a nominal value of RMB1.00 each, including Domestic Shares and H Shares

“Shareholder(s)”	shareholder(s) of the Company

“Shareholders’ Class Meetings”	collectively, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisor(s)”	supervisor(s) of the Company

“Supervisory Committee”	the supervisory committee of the Company

“%”	per cent

DEFINITIONS

FORWARD-LOOKING STATEMENTS

Certain statements contained in this circular may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward- looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

LETTER FROM THE BOARD

China Telecom Corporation Limited

中國電信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Executive Directors:	Registered office:
Ke Ruiwen	31 Jinrong Street
Li Zhengmao	Xicheng District
Shao Guanglu	Beijing 100033, PRC
Liu Guiqing
Zhu Min	Principal place of business
in Hong Kong:
Non-Executive Director:	28th Floor
Chen Shengguang	Everbright Centre
108 Gloucester Road
Independent Non-Executive Directors:	Wanchai, Hong Kong
Tse Hau Yin, Aloysius
Xu Erming
Wang Hsuehming
Yeung Chi Wai, Jason
17 March 2021

To the Shareholders

Dear Sir or Madam,

PROPOSED A SHARE OFFERING AND RELATED MATTERS,

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION,

THE RULES OF PROCEDURES OF THE MEETING OF

THE BOARD OF DIRECTORS AND THE RULES OF PROCEDURES OF

THE MEETING OF THE SUPERVISORY COMMITTEE,

ADOPTION OF THE RULES OF PROCEDURES OF

THE SHAREHOLDERS’ GENERAL MEETING,

NOTICE OF EXTRAORDINARY GENERAL MEETING,

NOTICE OF DOMESTIC SHAREHOLDERS’ CLASS MEETING

AND

NOTICE OF H SHAREHOLDERS’ CLASS MEETING

I.	INTRODUCTION

The purpose of this circular is to provide you with information regarding certain resolutions to be proposed at the EGM, Domestic Shareholders’ Class Meeting and H Shareholders’ Class Meeting and to set out the notices thereof.

LETTER FROM THE BOARD

Reference is made to the announcement of the Company dated 9 March 2021, in relation to, among others, (1) the proposed A Share Offering and related matters; (2) the proposed amendments to the Articles of Association and the related rules of procedures; and (3) the proposed adoption of the Rules of Procedures of the Shareholders’ General Meeting applicable after the initial public offering and listing of the A Shares.

This circular sets out the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the General Meetings.

II.	BUSINESS TO BE CONSIDERED AT THE EGM, THE DOMESTIC SHAREHOLDERS’ CLASS MEETING AND THE H SHAREHOLDERS’ CLASS MEETING

Special resolutions will be proposed at the EGM to approve:

(1)	the proposal regarding the plan for the initial public offering and listing of RMB ordinary shares (A Shares);

(2)

the proposal regarding the proposed authorisation to be granted by the General Meetings to the Board and its authorised persons to deal with matters in connection with the initial public offering and listing of RMB ordinary shares (A Shares);

(3)	the proposal regarding the distribution plan of accumulated profits prior to the initial public offering and listing of RMB ordinary shares (A Shares);

(4)	the proposal regarding the use of proceeds from the initial public offering and listing of RMB ordinary shares (A Shares);

(5)	the proposal regarding the amendments to the Articles of Association;

(6)	the proposal regarding the adoption of the Rules of Procedures of the Shareholders’ General Meeting applicable after the initial public offering and listing of the A Shares;

(7)	the proposal regarding the amendments to the Rules of Procedures of the Meeting of the Board of Directors;

(8)	the proposal regarding the amendments to the Rules of Procedures of the Meeting of the Supervisory Committee; and Ordinary resolutions will be proposed at the EGM to approve:

LETTER FROM THE BOARD

(9)	the proposal regarding the dilution of immediate returns resulting from the initial public offering of RMB ordinary shares (A Shares) and the remedial measures;

(10)	the proposal regarding the Price Stabilisation Plan of A Shares within three years following the initial public offering and listing of RMB ordinary shares (A Shares);

(11)	the proposal regarding the plan for Shareholders’ return within three years following the initial public offering and listing of RMB ordinary shares (A Shares); and

(12)	the proposal regarding the undertakings on the information disclosure in the prospectus in connection with the initial public offering and listing of RMB ordinary shares (A Shares).

According to the existing Article 91 of the Articles of Association, resolutions of a Shareholders’ class meeting shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting according to the Articles of Association. Special resolutions will be proposed at the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting, respectively, to approve:

(1)	the proposal regarding the plan for the initial public offering and listing of RMB ordinary shares (A Shares);

(2)

the proposal regarding the proposed authorisation to be granted by the General Meetings to the Board and its authorised persons to deal with matters in connection with the initial public offering and listing of RMB ordinary shares (A Shares);

(3)	the proposal regarding the distribution plan of accumulated profits prior to the initial public offering and listing of RMB ordinary shares (A Shares);

(4)	the proposal regarding the use of proceeds from the initial public offering and listing of RMB ordinary shares (A Shares);

(5)	the proposal regarding the dilution of immediate returns resulting from the initial public offering of RMB ordinary shares (A Shares) and the remedial measures;

(6)	the proposal regarding the Price Stabilisation Plan of A Shares within three years following the initial public offering and listing of RMB ordinary shares (A Shares); and

(7)	the proposal regarding the undertakings on the information disclosure in the prospectus in connection with the initial public offering and listing of RMB ordinary shares (A Shares).

LETTER FROM THE BOARD

1.	Proposal regarding the plan for the initial public offering and listing of RMB ordinary shares (A Shares)

In order to seize the opportunities of digitalised development, improve the corporate governance and broaden financing channels, accelerate reform and development, promote the implementation of strategies, and achieve high-quality development, the Company proposes to apply for the offering and listing of A Shares on the Main Board of the Shanghai Stock Exchange. Pursuant to the provisions of relevant laws, administrative regulations, departmental rules and regulatory documents (the “laws and regulations”) including the Company Law, the Securities Law, the Administrative Measures for the Initial Public Offering and Listing of Stocks and the Opinions of the CSRC on Further Promoting the Reform of New Share Offering Scheme (《中國證監會關於進一步推進新股發行體制改革的意見》), and the requirements of the Articles of Association, the plan for the A Share Offering is formulated as follows:

(1)	Type of shares

RMB ordinary shares (A Shares).

(2)	Nominal value of shares

RMB1.00 per A Share.

(3)	Place of listing

Main Board of the Shanghai Stock Exchange.

(4)	Offering size

Subject to compliance with the regulatory requirements of the place of listing including the minimum proportion of the issuance, the number of A Shares to be publicly issued by the Company will be no more than 12,093,342,392 Shares (namely no more than 13% of the total issued share capital of the Company upon the A Share Offering, and prior to the exercise of the over-allotment option). The Company may authorise the lead underwriter(s) to exercise the over-allotment option to allot such additional A Shares representing no more than 15% of the number of A Shares under the Offering (prior to the exercise of the over-allotment option) subject to laws and regulations, and regulatory requirements. Upon the occurrence of issue of bonus shares, capitalisation of capital reserve or other events prior to the A Share Offering, the number of A Shares to be issued will be adjusted accordingly. The Offering will be conducted by way of issuing new A Shares. The actual offering size, matters in relation to over-allotment and the proportion of strategic placing will be determined in accordance with the capital requirements of the Company, communications between the Company and regulatory authorities and the prevailing market conditions at the time of issuance.

LETTER FROM THE BOARD

(5)	Target subscribers

The target subscribers are qualified natural persons and institutional investors (except those prohibited by the laws and regulations and other regulatory requirements applicable to the Company).

If any of the aforesaid target subscribers is a connected person of the Company, the Company will adopt all reasonable measures to comply with the relevant requirements of the listing rules of the stock exchanges where the Shares of the Company are listed. Any issue of shares to a connected person will be conditional upon and subject to the compliance of all applicable requirements under Chapter 14A of the Listing Rules such as the reporting, announcement and independent shareholders’ approval requirements.

(6)	Strategic placing

Subject to compliance with laws and regulations, and regulatory requirements, the Company may, based on the needs for corporate strategies, business development and size of financing, carry out strategic placing at the time of the A Share Offering by placing a certain amount of the A Shares to investors who satisfy the requirements under applicable laws and regulations and conform to the development strategy requirements of the Company. The specific proportion of the placing will be determined according to laws and regulations and the prevailing market conditions.

(7)	Method of offering

The A Share Offering will adopt a combination of offline placing to inquiring subscribers and online subscriptions or other offering methods permitted by the regulatory authorities.

(8)	Method of pricing

In accordance with the actual conditions of the domestic and overseas capital markets and the Company at the time of the A Share Offering and comprehensively taking into account the interests of the existing Shareholders as a whole, the issue price under the A Share Offering will be determined by making enquiries with offline investors or by any other legally practicable methods in accordance with relevant laws and regulations and relevant regulatory rules such as the Measures of the Administration of Issue and Underwriting of Securities (《證券發行與承銷管理辦法》), the Detailed Implementation Rules for the Offline Issuance under of Initial Public Offering of Shares on the Shanghai Market (《上海市場首次公開發行股票網下發行實施細則》), the Standards for Underwriting Securities of Initial Public Offering (《首次公開發行股票承銷業務規範》) and the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange.

LETTER FROM THE BOARD

Pursuant to the Measures of the Administration of Issue and Underwriting of Securities (《證券發行與承銷管理辦法》) promulgated by the CSRC, where the price under an initial public offering of A Shares is determined by way of making enquiries with offline investors, after offline investors offer their prices, the issuer and the lead underwriter(s) shall eliminate the portion with the highest price of the total amount intended to be subscribed for, which shall not be less than 10% of the total amount intended to be subscribed for by all offline investors, upon which the issue price shall be determined after negotiations with reference to the remaining prices offered and the amount intended to be subscribed for.

Pursuant to the Company Law, A Shares may be issued at nominal value or at a price exceeding the nominal value but shall not be less than the nominal value. Other than the above requirement, there are no other laws or regulations under PRC law stipulating the relevant price restrictions in the A Share Offering.

The issue price under the A Share Offering shall not be less than the nominal value, the details of which will be implemented according to relevant laws and regulations and relevant regulatory rules.

(9)	Method of underwriting

The A Share Offering will be underwritten by underwriter(s) on a standby commitment basis or other forms permitted by regulatory authorities.

(10)	Distribution of accumulated profits

Any accumulated undistributed profits before the date of the A Share Offering and Listing will be shared by all Shareholders after the completion of the A Share Offering in proportion to their respective shareholding.

(11) Validity period of the resolution

The validity period of the resolution regarding the plan for the A Share Offering will be 12 months from the date of consideration and approval of this resolution at the EGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting.

If the A Share Offering fails to be completed within the 12-month validity period as mentioned above, unless the Board decides not to proceed with the A Share Offering, the Company will convene a separate extraordinary general meeting, domestic shareholders’ class meeting and H shareholders’ class meeting to consider and approve the matters for the extension of the validity period of the above resolution.

The above proposal was considered and approved by the Board on Tuesday, 9 March 2021, and will be proposed at the EGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting for Shareholders’ consideration and approval.

LETTER FROM THE BOARD

Except for the consideration and approval at the EGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting as mentioned above, the A Share Offering and Listing is also subject to the approval from the State-owned Assets Supervision and Administration Commission of the State Council, the approval from the CSRC and the consent of the Shanghai Stock Exchange to the listing of the A Shares of the Company.

The issued Domestic Shares will be converted into A Shares immediately following completion of the A Share Offering.

2.

Proposal regarding the proposed authorisation to be granted by the General Meetings to the Board and its authorised persons to deal with matters in connection with the initial public offering and listing of RMB ordinary shares (A Shares)

According to the working needs of the Offering of the Company, the Board proposes at the General Meetings to authorise the Board to, and the Board to authorise the Company’s Chairman of the Board, the President and the Secretary of the Board to, individually or jointly by any two of them, determine and deal with matters in connection with the Offering, including but not limited to:

(1)

to modify, improve and execute the specific implementation of the plan for the Offering in accordance with relevant laws and regulations and comments from the regulatory authorities, and taking into account the market conditions, including but not limited to:

(a)

to determine specific matters including the offering size, method of pricing, the issue price (including the price range and the final pricing), the time of offering, the method of offering, the method of underwriting, the target subscribers, the plan for strategic placing (including the proportion and target investors of the placing and others), and other matters in connection with the implementation of the plan for the A Share Offering;

(b)	to decide and adjust the specific investment and utilisation plan for the proceeds within the scope of use of proceeds as approved by the General Meetings;

(c)

to sign, execute, modify, and complete all applications and relevant reports or materials in connection with the Offering for submission to relevant domestic and overseas government agencies, regulatory authorities and other institutions (including but not limited to the CSRC, China Securities Depository and Clearing Corporation Limited, the Stock Exchange), handle the procedures of approval, registration, filing, permission, consent and others, issue statements and undertakings in connection with the Offering and take all actions and deal with matters that they consider necessary, appropriate or reasonable in connection with the A Share Offering;

LETTER FROM THE BOARD

(d)

to draft, amend, sign, submit, publish, disclose, implement, suspend or terminate any agreements, contracts, announcements, circulars or other documents in connection with the Offering (including but not limited to the preliminary prospectus, the prospectus, sponsorship agreements, underwriting agreements, listing agreements, intermediary service agreements and others); to decide on the selection and establishment of a special account for the proceeds from the A Share Offering; to engage sponsor(s), underwriter(s), law firm(s), accounting firm(s), assessment agency(ies), receiving bank(s) and other intermediaries in connection with the Offering; to determine and pay expenses relating to the Offering.

(2)

in accordance with changes in the relevant laws and regulations and relevant policies, the requirements and recommendations from relevant domestic and overseas government agencies and regulatory authorities and the actual implementation conditions of the A Share Offering, to correspondingly adjust and amend the Articles of Association, other corporate governance documents including the rules of procedures and filing and reporting documents including relevant measures and undertakings (including but not limited to adjustments and modifications to the wordings, chapters, terms, conditions of effect, registered capital and others), which are modified or formulated for purpose of the A Share Offering and are considered and approved by the Board meetings and the General Meetings; after the completion of the Offering, to correspondingly adjust and amend provisions of the Articles of Association relating to the registered capital and the shareholding structure of the Company, and conduct approval (if necessary), change, filing and other matters with company registration agencies and other relevant government agencies.

(3)	to deal with matters in connection with the listing of the A Shares under the Offering on the stock exchange.

(4)

in the event of changes in the laws and regulations in connection with the Offering or changes in the policies of regulatory authorities in connection with the Offering or changes in market conditions, to correspondingly adjust relevant matters including the specific plan for the Offering (including the discontinuance and termination of the implementation of the issuance plan), except for matters that shall be voted again at the extraordinary general meetings and/or shareholders’ class meetings in accordance with requirements of relevant laws and regulations and the Articles of Association.

(5)

based on the actual conditions of the Offering, to handle capital verification and A Shares stock custody procedures, and conduct filing and change of registration and other matters in connection with the change of registered capital of the Company, with the agencies of administration for market regulation and other relevant regulatory authorities.

LETTER FROM THE BOARD

(6)

to authorise the Board of the Company to authorise, if necessary, the Chairman of the Board, the President and the Secretary of the Board to, individually or jointly by any two of them, deal with specific matters in connection with the Offering.

(7)	to handle other matters which the Board considers necessary, appropriate or reasonable for the Offering without violating relevant domestic and overseas laws and regulations.

The aforesaid authorisation shall be valid for a period of 12 months from the date of consideration and approval of this resolution at the EGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting.

The above proposal was considered and approved by the Board on Tuesday, 9 March 2021, and will be proposed at the EGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting for Shareholders’ consideration and approval.

3.	Proposal regarding the distribution plan of accumulated profits prior to the initial public offering and listing of RMB ordinary shares (A Shares)

Pursuant to the provisions of relevant laws and regulations, and regulatory documents including the Company Law, the Securities Law, the Administrative Measures for the Initial Public Offering and Listing of Stocks, the Company proposes to apply for the initial public offering and listing of RMB ordinary shares (A Shares) on the Main Board of the Shanghai Stock Exchange. The distribution plan of accumulated profits prior to the Offering is as follow:

In full consideration of the actual operation conditions and future development demands of the Company, the Company will distribute its profits under relevant resolutions at the shareholders’ general meetings prior to the completion of the Offering. All Shareholders of the Company following the completion of the Offering will jointly share the undistributed profits of the Company prior to the date of the Offering and Listing in proportion to their respective shareholding.

The above proposal was considered and approved by the Board and the Supervisory Committee on Tuesday, 9 March 2021, and will be proposed at the EGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting for Shareholders’ consideration and approval.

LETTER FROM THE BOARD

4.	Proposal regarding the use of proceeds from the initial public offering and listing of RMB ordinary shares (A Shares)

Pursuant to the provisions of relevant laws and regulations, and regulatory documents including the Company Law, the Securities Law, the Administrative Measures for the Initial Public Offering and Listing of Stocks, taking into account the actual operational needs and the development goals of the Company, the actual proceeds of the Company (after deduction of offering expenses) will be applied in full towards the projects related to the principal business of the Company, details of which are as below:

Investment Project	Total Investment Amount in the Next Three Years (RMB billion)	Preliminary Utilised Proceeds in the Next Three Years (Prior to the Exercise of the Over-allotment Option) (RMB billion)
5G Industrial Internet Construction Project	21.4	11.4
Cloud-network integration new information infrastructure project	50.7	27.0
Research and development project of sci-tech innovation	30.0	16.0

	102.1	54.4

Note:

The offering size, the issue price and the actual proceeds of the A Share Offering will be determined in accordance with the relevant requirements of the CSRC and the Shanghai Stock Exchange with reference to the actual capital needs of the Company, the negotiation between the Company and regulatory institutions and the market condition at the time of the issuance.

(1)	5G Industrial Internet Construction Project

With a focus on the investment in and construction of 5G Industrial Internet-related areas such as wireless network, core network, MEC and carrying network, the project aims to build agile, intelligent, secured, reliable and self-controlled new information infrastructure, provide end-to-end customised services to the customers in key industries, and empower the digital transformation for all kinds of industries.

LETTER FROM THE BOARD

(2)	Cloud-network integration new information infrastructure project

With a focus on layout construction such as e-Surfing Cloud and data centre as well as the upgrade on fundamental telecommunications network intelligentisation, the project aims to solidify the safety foundation of cloud-network, construct a digitalised platform for cloud-network operation, satisfy the development of public cloud, dedicated cloud and edge cloud as well as customers’ needs for convenient cloud access, so as to support the high-quality development of the economy and society.

(3)	Research and development project of sci-tech innovation

With a focus on the research and development of key technologies such as cloud computing, cloud-network operation and security, 5G MEC and cloud-edge coordination, the project aims to promote the research of cutting-edge technologies such as artificial intelligence and Big Data industrial breakthrough, 6G and quantum information, and to enhance the general applicability of Industrial Digitalisation platform, and build a sci-tech company with control on self-developed key core technologies.

Currently, the Company is preparing the specific implementation plans for the three projects above. The investment amount of the projects above will be in place within the next three years. The actual investment progress will be subject to certain factors such as industry development and the operation of the Company.

Prior to the exercise of the over-allotment option, if the actual net of proceeds (after deduction of offering expenses) is less than the total amount of proceeds to be invested into aforementioned projects, the shortfall will be funded by the Company with self-owned capital or by way of self-financing such as bank loans. If the actual net of proceeds (after deduction of offering expenses) exceeds the total amount of proceeds to be invested into the aforementioned projects, the excess will be used reasonably by the Company according to its development plan and actual production and operation demands pursuant to national laws and regulations as well as relevant provisions of CSRC and stock exchanges in compliance with relevant legal procedures.

If, due to the exercise of the over-allotment option by the lead underwriter(s), the Company may issue additional A Shares under the Offering, the proceeds from the over-allotment will be used in proportion to the specific investment projects mentioned above and other purposes permitted by applicable laws and regulations and securities regulatory authorities.

In the event of any mismatch of timing between the availability of the proceeds from the Offering and the needs of aforementioned investment projects, the Company may invest the initial amount of fund with its self-owned capital or by way of self-financing such as bank loans based on the actual progress of such investment projects and then be reimbursed with proceeds raised from the Offering.

LETTER FROM THE BOARD

The above proposal was considered and approved by the Board on Tuesday, 9 March 2021, and will be proposed at the EGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting for Shareholders’ consideration and approval.

5.	Proposal regarding the amendments to the Articles of Association

To satisfy relevant needs for corporate governance and normative operations after the Offering, the Company needs to amend its Articles of Association in accordance with the Guidelines for the Articles of Association, the Regulatory Guidelines for Listed Companies No. 3 – Cash Dividend Distribution of Listed Companies, the Notice on Matters in Relation to Further Implementing Cash Dividend Distribution of Listed Companies and other relevant laws and regulations. Meanwhile, the Articles of Association is further amended according to the Securities Law in combination with the actual practice of the Company. The comparison table of the amendments to the Articles of Association is set out in Appendix I to this circular. In the event of any discrepancy between the English translation and the Chinese version of the proposed amendments to the Articles of Association, the Chinese version shall prevail. After the consideration and approval by the EGM and fulfilment of relevant procedures of the regulatory authorities, the amendments to the Articles of Association will take effect as from the date of the Offering and Listing.

The Board proposes at the EGM to approve the amendments to the Articles of Association, and proposes at the EGM to authorise the Board to, and the Board to authorise the Company’s Chairman of the Board, the President and the Secretary of the Board to, individually or jointly by any two of them, within the scope of consideration and approval of the EGM, make corresponding adjustments and amendments to the Articles of Association (including but not limited to adjustments and amendments to the wordings, chapters, terms, conditions of effect and others) based on the changes in relevant laws and regulations and relevant policies, the requirements and recommendations from relevant domestic and overseas government agencies and regulatory authorities as well as the actual conditions of the Offering, to determine the then prevailing Articles of Association and the Articles of Association of China Telecom Corporation Limited (Draft) (the “A + H Shares Articles of Association”) applicable to the Company after the Offering based on the requirements (if any) of relevant regulatory authorities, and to make corresponding adjustments and amendments to the content of the A + H Shares Articles of Association relating to registered capital and share capital structure upon completion of the Offering, and conduct approval (if necessary), change and filing with the company registration agencies and other relevant government agencies.

The above proposal was considered and approved by the Board on Tuesday, 9 March 2021, and will be proposed at the EGM for Shareholders’ consideration and approval.

LETTER FROM THE BOARD

6.	Proposal regarding the adoption of the Rules of Procedures of the Shareholders’ General Meeting applicable after the initial public offering and listing of the A Shares

To ensure that the corporate governance structure complies with the relevant regulatory requirements after the Offering, according to the provisions of the Securities Law, the Guidelines for the Articles of Association and other relevant laws and regulations and the Company’s proposed amendments to the current Articles of Association, the Board proposes to adopt the Rules of Procedures of the Shareholders’ General Meeting. Such rules of procedures as mentioned above is set out in Appendix VI to this circular. In the event of any discrepancy between the English translation and the Chinese version of the Rules of Procedures of the Shareholders’ General Meeting, the Chinese version shall prevail. After the consideration and approval at the EGM, the Rules of Procedures of the Shareholders’ General Meeting will take effect as from the date of the Offering and Listing.

The Board hereby proposes at the EGM to approve the adoption of the Rules of Procedures of the Shareholders’ General Meeting, and proposes at the EGM to authorise the Board to, and the Board to authorise the Company’s Chairman of the Board, the President and the Secretary of the Board to, individually or jointly by any two of them, make corresponding adjustments and amendments to the Rules of Procedures of the Shareholders’ General Meeting (including but not limited to adjustments and amendments to the wordings, chapters, terms, conditions of effect and others) based on the changes in relevant laws and regulations and relevant policies, and the requirements and recommendations from relevant domestic and overseas government agencies and regulatory authorities, in combination with the adjustments and amendments to the Articles of Association as well as the actual conditions of the Offering, and to determine the Rules of Procedures of the Shareholders’ General Meeting then applicable to the Company and the Rules of Procedures of the Shareholders’ General Meeting applicable to the Company after the Offering based on the requirements (if any) of relevant regulatory authorities on the amendments to the Articles of Association.

The above proposal was considered and approved by the Board on Tuesday, 9 March 2021, and will be proposed at the EGM for Shareholders’ consideration and approval.

LETTER FROM THE BOARD

7.	Proposal regarding the amendments to the Rules of Procedures of the Meeting of the Board of Directors

To ensure that the corporate governance structure complies with relevant regulatory requirements after the Offering, according to the provisions of the Securities Law, the Guidelines for the Articles of Association and other relevant laws and regulations and the Company’s proposed amendments to the current Articles of Association, the Company intends to amend the current Rules of Procedures of the Meeting of the Board of Directors, the comparison table of the amendments of which is set out in Appendix VII to this circular. In the event of any discrepancy between the English translation and the Chinese version of the proposed amendments to Rules of Procedures of the Meeting of the Board of Directors, the Chinese version shall prevail. After the consideration and approval at the EGM, the amendments to the current Rules of Procedures of the Meeting of the Board of Directors will take effect as from the date of the Offering and Listing.

The Board hereby proposes at the EGM to approve the amendments to the current Rules of Procedures of the Meeting of the Board of Directors, and proposes at the EGM to authorise the Board to, and the Board to authorise the Company’s Chairman of the Board, the President and the Secretary of the Board to, individually or jointly by any two of them, make corresponding adjustments and amendments to the Rules of Procedures of the Meeting of the Board of Directors (including but not limited to adjustments and amendments to the wordings, chapters, terms, conditions of effect and others) based on the changes in relevant laws and regulations and relevant policies, and the requirements and recommendations from relevant domestic and overseas government agencies and regulatory authorities, in combination with the adjustments and amendments to the Articles of Association and the actual conditions of the Offering.

The above proposal was considered and approved by the Board on Tuesday, 9 March 2021, and will be proposed at the EGM for Shareholders’ consideration and approval.

8.	Proposal regarding the amendments to the Rules of Procedures of the Meeting of the Supervisory Committee

To ensure that the corporate governance structure complies with relevant regulatory requirements after the Offering, according to the provisions of the Securities Law, the Guidelines for the Articles of Association and other relevant laws and regulations and the Company’s proposed amendments to the current Articles of Association, the Company intends to amend the current Rules of Procedures of the Meeting of the Supervisory Committee, the comparison table of the amendments of which is set out in Appendix VIII to this circular. In the event of any discrepancy between the English translation and the Chinese version of the proposed amendments to Rules of Procedures of the Meeting of the Supervisory Committee, the Chinese version shall prevail. After the consideration and approval at the EGM, the amendments to the current Rules of Procedures of the Meeting of the Supervisory Committee will take effect as from the date of the Offering and Listing.

LETTER FROM THE BOARD

The Supervisory Committee hereby proposes at the EGM to approve the amendments to the current Rules of Procedures of the Meeting of the Supervisory Committee, and proposes at the EGM to authorise the Supervisory Committee to, and the Supervisory Committee to authorise the Chairman of the Supervisory Committee of the Company and its authorised persons, individually or jointly, make corresponding adjustments and amendments to the Rules of Procedures of the Meeting of the Supervisory Committee (including but not limited to adjustments and amendments to the wordings, chapters, terms, conditions of effect and others) based on the changes in relevant laws and regulations and relevant policies, and the requirements and recommendations from relevant domestic and overseas government agencies and regulatory authorities, in combination with the adjustments and amendments to the Articles of Association and the actual conditions of the Offering.

The above proposal was considered and approved by the Supervisory Committee on Tuesday, 9 March 2021, and will be proposed at the EGM for Shareholders’ consideration and approval.

9.	Proposal regarding the dilution of immediate returns resulting from the initial public offering of RMB ordinary shares (A Shares) and the remedial measures

Pursuant to the requirements under relevant laws and regulations such as the Company Law, the Securities Law, the Administrative Measures for the Initial Public Offering and Listing of Stocks, the Opinions of the General Office of the State Council on Further Strengthening the Protection of Legal Rights and Interests of Minority Investors in Capital Markets (《國務院辦公廳關於進一步加強資本市場中小投資者合法權益保護工作的意見》) and the Guidance Opinion on Matters Pertaining to Dilution of Return for the Immediate Period Resulting from Initial Offering and Refinancing or Material Asset Restructuring, in order to protect the interests of minority investors, the Company, as a company intending to apply for the initial public offering and listing of RMB ordinary shares (A shares), is required to formulate specific remedial measures based on the characteristics of its operations if the A Share Offering is expected to result in the dilution of the Company’s immediate returns, and the controlling shareholder, Directors and senior management personnel of the Company shall undertake that such measures can be duly implemented. The Company has conducted relevant analysis on the impact of the A Share Offering on the dilution of immediate returns and formulated the Dilution of Immediate Returns Resulting from the Initial Public Offering of RMB Ordinary Shares (A Shares) and the Remedial Measures of China Telecom Corporation Limited. Please see Appendix II to this circular for details.

The above proposal was considered and approved by the Board on Tuesday, 9 March 2021, and will be proposed at the EGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting for Shareholders’ consideration and approval.

LETTER FROM THE BOARD

10.	Proposal regarding the Price Stabilisation Plan of A Shares within three years following the initial public offering and listing of RMB ordinary shares (A Shares)

To strengthen the integrity obligations of the relevant parties of the Company and safeguard the rights and interests of minority Shareholders, the Company has formulated the Price Stabilisation Plan of the Company’s A Shares Within Three Years Following the Initial Public Offering and Listing of RMB Ordinary Shares (A Shares) of China Telecom Corporation Limited in accordance with the requirements of the Company Law, the Securities Law, the Opinions of the CSRC on Further Promoting the Reform of New Share Offering Scheme (《中 國證監會關於進一步推進新股發行體制改革的意見》) and other relevant laws and regulations. Please see Appendix III to this circular for details. After consideration and approval at the EGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting, the plan shall come into effect from the date of the A Share Offering and Listing and remain valid within the three years thereafter.

The above proposal was considered and approved by the Board on Tuesday, 9 March 2021, and will be proposed at the EGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting for Shareholders’ consideration and approval.

11.	Proposal regarding the plan for Shareholders’ return within three years following the initial public offering and listing of RMB ordinary shares (A Shares)

In order to further strengthen the intent of rewarding the Shareholders, refine profit distribution system and offer continuous, stable and reasonable investment returns to the Shareholders, the Company has formulated the Plan for Shareholders’ Return Within Three Years Following the Initial Public Offering and Listing of RMB Ordinary Shares (A Shares) of China Telecom Corporation Limited in accordance with the Company Law, the Securities Law, the Notice on Matters in Relation to Further Implementing Cash Dividend Distribution of Listed Companies, the Regulatory Guidelines for Listed Companies No. 3 – Cash Dividend of Listed Companies, the Guidelines of the Shanghai Stock Exchange on Cash Dividend of Listed Companies (《上海證券交易所上市公司現金分紅指引》) and other relevant laws and regulations as well as the A + H Shares Articles of Association as applicable after the A Share Offering, and by fully combining the Company’s actual operating conditions and future development needs. Please see Appendix IV to this circular for details. After consideration and approval at the EGM, the plan shall come into effect from the date of the A Share Offering and Listing.

The above proposal was considered and approved by the Board and the Supervisory Committee on Tuesday, 9 March 2021, and will be proposed at the EGM for Shareholders’ consideration and approval.

LETTER FROM THE BOARD

12.	Proposal regarding the undertakings on the information disclosure in the prospectus in connection with the initial public offering and listing of RMB ordinary shares (A Shares)

In accordance with the requirements of the Opinions of the CSRC on Further Promoting the Reform of New Share Offering Scheme (《中國證監會關於進一步推進新股發行體制改革 的意見》) and other relevant regulations that require the issuer to make public undertakings in its public offering and listing documents, the Company will make relevant undertakings in its public offering and listing documents in respect of the information disclosure in the prospectus, the details of which are set out in Appendix V to this circular. The Board hereby proposes at the General Meetings to approve the undertakings above by the Company, and proposes at the General Meetings to approve to authorise the Board to, and the Board to authorise the Company’s Chairman of the Board, the President and the Secretary of the Board to, individually or jointly by any two of them, make adjustments to the undertakings above or make new undertakings based on the requirements of relevant laws and regulations and regulatory documents and changes in relevant policies, or the requirements from regulatory authorities.

The above proposal was considered and approved by the Board on Tuesday, 9 March 2021, and will be proposed at the EGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting for Shareholders’ consideration and approval.

LETTER FROM THE BOARD

III.	IMPACT OF THE A SHARE OFFERING ON THE COMPANY’S SHAREHOLDING STRUCTURE

For reference and illustration purposes only, assuming a total of 12,093,342,392 A Shares are issued upon approval under the A Share Offering (prior to the exercise of the over-allotment option) and there is no change to the issued share capital of the Company prior to the completion of the A Share Offering, the shareholding structure of the Company as at the Latest Practicable Date and immediately following completion of the A Share Offering is/will be as follows:

	As at the Latest Practicable Date		Immediately following completion of the A Share Offering (assuming the over-allotment option is not exercised)		Immediately following completion of the A Share Offering (assuming the over-allotment option is exercised in full)
	Number of Shares	Approximate percentage of the issued shares of the Company (%)	Number of Shares	Approximate percentage of the issued shares of the Company (%)	Number of Shares	Approximate percentage of the issued shares of the Company (%)
Domestic Shares(1)
– Domestic Shares/A Shares converted by Domestic Shares and to be held by the non- public persons(2)	57,377,053,317	70.89	57,377,053,317	61.68	57,377,053,317	60.50
– Domestic Shares/A Shares converted by Domestic Shares and to be held by the public	9,677,905,004	11.96	9,677,905,004	10.40	9,677,905,004	10.20
– A Shares to be newly issued under the A Share Offering(3)	—	—	12,093,342,392	13.00	13,907,343,750	14.66

Sub-total	67,054,958,321	82.85	79,148,300,713	85.08	80,962,302,071	85.37

H Shares
– H Shares held by the public	13,877,410,000	17.15	13,877,410,000	14.92	13,877,410,000	14.63

Sub-total	13,877,410,000	17.15	13,877,410,000	14.92	13,877,410,000	14.63

Total	80,932,368,321	100.00	93,025,710,713	100.00	94,839,712,071	100.00

LETTER FROM THE BOARD

Notes:

(1)	The issued Domestic Shares will be converted into A Shares immediately following completion of the A Share Offering;

(2)

As at the Latest Practicable Date, China Telecommunications Corporation, the controlling shareholder of the Company, directly holds 57,377,053,317 Domestic Shares. Upon the completion of the A Share Offering, China Telecommunications Corporation will hold 57,377,053,317 A Shares, the number of which is the same as that of Domestic Shares held by it prior to the Offering, and the A Shares held by it shall not be counted as part of the public float;

(3)	The A Shares are expected to be held by non-core connected persons of the Company and will be counted as part of the public float;

(4)

The Company may authorise the lead underwriter(s) to exercise the over-allotment option to allot such additional A Shares representing no more than 15% of the number of A Shares under the Offering (prior to the exercise of the over-allotment option) subject to laws and regulations, and regulatory requirements;

(5)	The sum of equity percentages might not be in line with the total due to rounding.

At the time of the listing of the H Shares on the Stock Exchange, the Stock Exchange has granted the Company a waiver that the minimum public float of the Company should be 10%.

As at the Latest Practicable Date, based on the information available to the Company and to the knowledge of the Directors, the Company’s public float complies with the requirements of Rule 8.08 of the Listing Rules. Assuming that all 12,093,342,392 A Shares under the A Share Offering are issued upon approval and that all are issued to non-core connected persons of the Company, the percentage of the H Shares held by the public in the total number of the issued Shares after the A Share Offering is expected to be approximately 14.92% (assuming the over-allotment option is not exercised) and 14.63% (assuming the over-allotment option is exercised in full), and the percentage of the Shares (total of A Shares and H Shares) held by the public in the total number of the issued Shares after the A Share Offering is expected to be approximately 38.32% (assuming the over-allotment option is not exercised) and 39.50% (assuming the over-allotment option is exercised in full). The Company’s public float will still be able to comply with the requirements of Rule 8.08 of the Listing Rules. The Company will closely monitor its public float to ensure its compliance, at all times, with the 10% minimum public float requirements.

As at the Latest Practicable Date, the Company has not entered into or intends to enter into any agreement with any connected persons of the Company in connection with the subscription of A Shares, and none of the connected persons of the Company has indicated to the Company that he/she/it intends to participate in the subscription of the A Shares.

LETTER FROM THE BOARD

IV.	REASONS FOR AND PURPOSE OF THE A SHARE OFFERING

(1)	Seizing the opportunities of digitalised development and promoting the implementation of the “Cloudification and Digital Transformation” strategy

The A Share Offering assists the Company to seize the opportunities emerging from the digital transformation of the economy and society, deepen reforms on all fronts, promote the implementation of the “Cloudification and Digital Transformation” strategy to improve the sci-tech innovation capabilities, upgrade products and services, and improve customer experience, so as to expand business scale and enhance the Company’s competitive advantages, laying a solid foundation for the Company’s high-quality development.

(2)	Broadening financing channels to enhance sustainable development capabilities

The A Share Offering can help the Company establish more flexible and diversified financing channels as well as utilise both domestic and overseas capital markets, broaden sources of funds, enhance capital strengths and improve risk tolerance, so as to enhance sustainable development capabilities.

(3)	Improving the corporate governance and enhancing the comprehensive competitiveness

The A Share Offering is conducive to the optimisation of the Company’s governance structure. By introducing strategic investors who are compatible with the Company’s development strategy, complementary in capabilities and resources, and have synergistic effects, the level of governance will be improved and the comprehensive competitive strengths will be further enhanced.

All Directors (including the Independent Non-Executive Directors) are of the view that the A Share Offering is in the interests of the Company and its Shareholders as a whole.

V.	EQUITY FINANCING ACTIVITIES IN THE PAST TWELVE MONTHS

The Company did not conduct any equity financing activities or issue any equity securities within the 12 months immediately preceding the Latest Practicable Date.

LETTER FROM THE BOARD

VI.	EGM, DOMESTIC SHAREHOLDERS’ CLASS MEETING AND H SHAREHOLDERS’ CLASS MEETING

The notices of the EGM, Domestic Shareholders’ Class Meeting and H Shareholders’ Class Meeting are set out on page N-1 to page N-9 of this circular. The relevant forms of proxy of such three meetings are enclosed.

Whether or not Shareholders are able to attend the EGM, Domestic Shareholders’ Class Meeting and/or H Shareholders’ Class Meeting, they are requested to complete and return the enclosed forms of proxy to the Office of the Board of Directors of the Company for holders of Domestic Shares and to Computershare Hong Kong Investor Services Limited for holders of H Shares as soon as practicable and in any event by not later than 24 hours before the time designated for holding the EGM, Domestic Shareholders’ Class Meeting and/or H Shareholders’ Class Meeting or any adjournment thereof. The Office of the Board of Directors of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of the forms of proxy will not preclude Shareholders from attending and voting in person at the EGM, Domestic Shareholders’ Class Meeting and/or H Shareholders’ Class Meeting should they so wish.

In light of the continuing risks posed by the COVID-19 epidemic, the Company recommends Shareholders to appoint the Chairman of the General Meetings as their proxy to vote according to their indicated voting instructions in lieu of attending the General Meetings in person.

VII.	CLOSURE OF REGISTER OF MEMBERS OF H SHARES

In order to determine the list of Shareholders who will be entitled to attend and vote at the EGM and/or H Shareholders’ Class Meeting to be held on Friday, 9 April 2021, the register of members of the Company will be closed from Wednesday, 31 March 2021 to Friday, 9 April 2021 (both days inclusive).

VIII.	VOTING BY POLL

Pursuant to Rule 13.39(4) of the Listing Rules, any vote of Shareholders at the General Meetings must be taken by poll. As such, the chairman of the EGM, Domestic Shareholders’ Class Meeting and H Shareholders’ Class Meeting will exercise his/her power under the Articles of Association to demand a poll for the resolutions proposed at the General Meetings.

To the best of the Directors’ knowledge, information and belief, none of the Shareholders are required to abstain from voting at the EGM, the Domestic Shareholders’ Class Meeting and/or the H Shareholders’ Class Meeting.

LETTER FROM THE BOARD

IX.	RECOMMENDATION

The Board considers that all the resolutions proposed at the EGM, Domestic Shareholders’ Class Meeting and H Shareholders’ Class Meeting are in the interests of the Company and its Shareholders as a whole. Accordingly, the Board recommends that all Shareholders vote in favor of the resolutions to be proposed at the General Meetings.

X.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company, the A Share Offering and other relevant matters. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

XI.	FURTHER INFORMATION

Your attention is drawn to the additional information set out in this circular and appendices.

Shareholders and potential investors should be aware that the proposed A Share Offering is subject to approvals from the CSRC and other relevant regulatory authorities and may or may not proceed. There is no assurance that the A Share Offering will proceed and complete successfully. Meanwhile, investors are advised to exercise caution in dealings in the securities of the Company. Further announcement(s) will be made to disclose any major updates and developments in respect of the A Share Offering in accordance with the Listing Rules and other applicable laws and regulations.

By Order of the Board
China Telecom Corporation Limited
Ke Ruiwen
Chairman and Chief Executive Officer

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF

ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED1

No.	Article No.	Article Before Amendment	Article No.	Amended Article
	CHAPTER 1	GENERAL PROVISIONS	CHAPTER 1	GENERAL PROVISIONS
1.			Article 1	This Articles of Association (the “Articles of Association”) is formulated in accordance with the Company Law of the People’s Republic of China (the “Company Law”), Securities Law of the People’s Republic of China, Guidelines for the Articles of Association of Listed Companies, the State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Shares (the “Special Regulations”), Mandatory Provisions for Articles of Association of Companies to be Listed Overseas, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and other laws, administrative regulations and regulatory rules of relevant governmental regulatory authorities to safeguard the legitimate rights and interests of China Telecom Corporation Limited (the “Company”), its shareholders and creditors, and to regulate the organisation and activities of the Company.

1	As chapters and articles are added or deleted, serial numbers of relevant chapters, articles and cross references have been adjusted accordingly, and will not be described separately.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
2.	Article 1

China Telecom Corporation Limited (the “Company”) is a joint stock limited company established in accordance with the Company Law of the People’s Republic of China (the “Company Law”), the State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Shares (the “Special Regulations”) and other relevant laws and regulations of the State.

The Company was established by way of promotion with the approval of the State Economic and Trade Commission of the People’s Republic of China, as evidenced by approval document Guo Jing Mao Qi Gai [2002] no. 656. It is registered with and has obtained a business licence from the State Administration for Industry & Commerce of the People’s Republic of China on 10 September 2002. The Company’s unified social credit code is: 9111000071093019X7.

The promoter of the Company is: China Telecommunications Corporation (currently known as China Telecommunications Corporation).

Article 2

~~China Telecom Corporation Limited (the “Company”) (tT~~he “~~Co~~mpany~~”~~) is a joint stock limited company established in accordance with ~~the Company Law of the People’s Republic of China (t~~he “Company Law~~”), the State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Shares (t~~he “Special Regulations~~”~~) and other ~~re~~levant laws and regulations of the State.

The Company was established by way of promotion with the approval of the State Economic and Trade Commission of the People’s Republic of China, as evidenced by approval document Guo Jing Mao Qi Gai [2002] no. 656. It is registered with and has obtained a business licence from the State Administration for Industry & Commerce of the People’s Republic of China on 10 September 2002. The Company’s unified social credit code is: 9111000071093019X7.

The promoter of the Company is: China Telecommunications Corporation (currently known as China Telecommunications Corporation).

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
3.	Article 5

The Company is a joint stock limited company which has perpetual existence.

The rights and liability of a shareholder of the Company is limited to his/her share in the share capital of the Company, while the Company undertakes all of its liabilities with all of its assets.

The Company is an independent corporate legal person, and is subject to the jurisdiction of and protected by the laws and regulations of the People’s Republic of China.

Article 6

The Company is a joint stock limited company with perpetual existence.

~~The rights and liability of a shareholder of the Company is limited to his/her share in the share capital of the Company,~~ The total capital of the Company is divided into shares with the same par value per share. The shareholders shall assume their liabilities to the extent of their respective shareholdings in the Company, while the Company undertakes all of its liabilities with all of its assets.

The Company is an independent corporate legal person, and is subject to the jurisdiction of and protected by the laws and regulations of the People’s Republic of China.

4.	Article 6	The Company’s Articles of Association (the “Articles of Association” or “these Articles of Association”) are enacted in accordance with the provisions of the Company Law, the Special Regulations and the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas (the “Mandatory Provisions”) and relevant provisions under the other PRC laws and administrative regulations.		~~The Company’s Articles of Association (the “Articles of Association” or “these Articles of Association”) are enacted in accordance with the provisions of the Company Law, the Special Regulations and the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas (the “Mandatory Provisions”) and relevant provisions under the other PRC laws and administrative regulations.~~

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
5.	Article 7

The original Articles of Association took effect from the date of incorporation of the Company.

These Articles of Association shall take effect after being adopted by a special resolution at the Company’s general meeting and upon approval by the authorities that are authorised by the State Council to examine and approve companies. After these Articles of Association come into effect, the original articles of association shall be superseded by these Articles of Association.

Article 7

~~The original Articles of Association took effect from the date of incorporation of the Company.~~

~~These Articles of Association shall take effect after being adopted by a special resolution at the Company’s general meeting and upon approval by the authorities that are authorised by the State Council to examine and approve companies.~~ The Articles of Association shall take effect from the date of the initial public offering and listing of A Shares by the Company upon the consideration and approval of the shareholders’ general meeting. After these Articles of Association come into effect, the original articles of association shall be superseded by these Articles of Association.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
6.	Article 10

The Company’s Articles of Association are binding on the Company and its shareholders, directors, supervisors, general manager and other senior management personnel, all of whom may, according to the Company’s Articles of Association, assert rights in respect of the affairs of the Company.

Subject to non-contradiction to Chapter 21 of these Articles of Association, a shareholder may sue and vice versa be sued by the Company pursuant to the Company’s Articles of Association. A shareholder may also sue another shareholder, and may take action against the directors, supervisors, general manager and other senior management personnel of the Company pursuant to the Company’s Articles of Association.

The suit referred to in the preceding paragraph include court proceedings and an application to an arbitration tribunal to commence arbitration proceedings.

Article 10

The Company’s Articles of Association are binding on the Company and its shareholders, directors, supervisors, general manager and other senior management personnel, all of whom may, according to the Company’s Articles of Association, assert rights in respect of the affairs of the Company.

~~Subject to non-contradiction to Chapter 21 of these Articles of Association, a shareholder may sue and vice versa be sued by the Company pursuant to the Company’s Articles of Association. AP~~ursuant to the Articles of Association, a shareholder may ~~also~~ sue another shareholder, and may take action against the directors, supervisors, general manager and other senior management personnel of the Company; shareholders may sue the Company, and the Company may sue the shareholders, directors, supervisors and general manager and other senior management personnel pursuant to the Articles of Association.

The suit referred to in the preceding paragraph include court proceedings and an application to an arbitration tribunal to commence arbitration proceedings.

Senior management personnel mentioned in the Articles of Association refers to the Company’s president, vice executive president, chief financial officer, secretary of the board of directors and other personnel ascertained by the Company.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
	CHAPTER 2	THE COMPANY’S OBJECTIVES AND SCOPE OF BUSINESS	CHAPTER 2	SHARES AND REGISTERED CAPITAL
7.	Article 14

The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

Basic telecommunications businesses include:

Engage in second generation 800MHz CDMA digital cellular mobile communications business, third generation CDMA2000 digital cellular mobile communications business, the LTE/4G digital cellular mobile communications business (TD-LTE/LTE FDD), fifth generation digital cellular mobile communications business, satellite mobile communications business, satellite fixed communications business,satellite transponders rental and sales business in the People’s Republic of China.

Article 14

The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

Basic telecommunications businesses include:

Engage in second generation 800MHz CDMA digital cellular mobile communications business, third generation CDMA2000 digital cellular mobile communications business, the LTE/4Gdigital cellular mobile communications business (TD-LTE/LTE FDD), fifth generation digital cellular mobile communications business, satellite mobile communications business, satellite fixed communications business,satellite transponders rental and sales business in the People’s Republic of China.

		Engage in local fixed communications business (including local wireless ring circuit business), domestic fixed long-distance communications business, international fixed long-distance communications business, Internet international data transmission business, international data communications business, public telegraph and subscriber telegraph business, 26GHz wireless access facilities services business, and domestic communications facilities services business in the 21 provinces, municipalities and autonomous regions of Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang.		Engage in local fixed communications business (including local wireless ring circuit business), domestic fixed long-distance communications business, international fixed long-distance communications business, Internet international data transmission business, international data communications business, public telegraph and subscriber telegraph business, 26GHz wireless access facilities services business, and domestic communications facilities services business in the 21 provinces, municipalities and autonomous regions of Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

Engage in 3.5GHz wireless access facilities services business in Nanjing, Hefei, Kunming, Hubei, Hunan, Hainan, Sichuan, Guizhou and Gansu.

Value-added telecommunications businesses include:

Engage in domestic fixed data transmission business, Customer Premises Network (CPN) business, network hosting business, domestic Internet virtual private network business, Internet access services business, online data processing and transaction processing business, storage and forwarding business, domestic call centre business, information services business (excluding mobile information services and Internet information services) and wireless data transmission business in Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang; engage in domestic Very Small Aperture Terminal communications business, Internet data centre business, content distribution network business, information services business (limited to mobile information services) in the People’s Republic of China; engage in information services business (limited to Internet information services).

IPTV transmission services: provide signal transmission and the relevant technical support between the IPTV integrated broadcast and control platforms and TV user terminals; the transmission network is built upon the fixed telecommunications network (including the Internet) to set up networks which are exclusive for the transmission of IPTV signals; the IPTV transmission services are conducted in defined territories.

Engage in 3.5GHz wireless access facilities services business in Nanjing, Hefei, Kunming, Hubei, Hunan, Hainan, Sichuan, Guizhou and Gansu.

Value-added telecommunications businesses include:

Engage in domestic fixed data transmission business, Customer Premises Network (CPN) business, network hosting business, domestic Internet virtual private network business, Internet access services business, online data processing and transaction processing business, storage and forwarding business, domestic call centre business, information services business (excluding mobile information services and Internet information services) and wireless data transmission business in Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang; engage in domestic Very Small Aperture Terminal communications business, Internet data centre business, content distribution network business, information services business (limited to mobile information services) in the People’s Republic of China; engage in information services business (limited to Internet information services).

IPTV transmission services: provide signal transmission and the relevant technical support between the IPTV integrated broadcast and control platforms and TV user terminals; the transmission network is built upon the fixed telecommunications network (including the Internet) to set up networks which are exclusive for the transmission of IPTV signals; the IPTV transmission services are conducted in defined territories.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

Internet mapping services:

Engage in music entertainment products, gaming products (including the issuance of online game virtual currency), drama performances (programs), shows, and animation products through information network; and undertake the exhibitions and competition campaigns in relation to the network culture products.

General businesses include: Engage in system integration, technology development, technical services, technology consulting, information consulting, the manufacture, sale, installation, design and construction of equipment, computer hardware and software in connection with communications and information businesses; leasing of properties, leasing of communications facilities; design, construction and repair of safety technologies and security systems; advertising.

Internet mapping services:~~.~~

~~Engage in music entertainment products, gaming products (including the issuance of online game virtual currency), drama performances (programs), shows, and animation products through information network; and undertake the exhibitions and competition campaigns in relation to the network culture products.~~

General businesses include: Engage in system integration, technology development, technical services, technology consulting, information consulting, the manufacture, sale, installation, design and construction of equipment, computer hardware and software in connection with communications and information businesses; leasing of properties, leasing of communications facilities; design, construction and repair of safety technologies and security systems; advertising.

	CHAPTER 3	SHARES AND REGISTERED CAPITAL	CHAPTER 3	SHARES AND REGISTERED CAPITAL

8.	Article 16	There must, at all times, be ordinary shares in the Company. The ordinary shares issued by the Company include domestic-invested shares and foreign-invested shares. Subject to the approval by the authorities that are authorised by the State Council to examine and approve companies, the Company may, according to its requirements, create different classes of shares.	Article 16

The shares of the Company shall take the form of stocks.

There must, at all times, be ordinary shares in the Company. The ordinary shares issued by the Company include domestic-invested shares and foreign-invested shares. Subject to the approval by the authorities that are authorised by the State Council to examine and approve companies, the Company may, according to its requirements, create different classes of shares.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
9.	Article 18

Subject to the approval of the securities authority of the State Council, the Company may issue shares to Domestic Investors and Foreign Investors.

“Foreign Investors” referred to in the previous paragraph mean those investors who subscribe for the shares issued by the Company and who are located in foreign countries and in the regions of Hong Kong, Macau and Taiwan. “Domestic Investors” mean those investors who subscribe for the shares issued by the Company within the territory of the PRC who are located outside of the jurisdictions mentioned above.

Article 18

Subject to the approval of the securities authority of the State Council, the Company may issue shares to Domestic Investors and Foreign Investors. Shares of the Company shall be issued in accordance with the principles of openness, fairness and impartiality. Shares of the same class shall rank pari passu with each other. For same class of shares issued in the same tranche, each share shall be issued under the same conditions and at the same price. For the shares subscribed by any entity or individual, the price payable for each of such shares shall be the same.

“Foreign Investors” referred to in the previous paragraph mean those investors who subscribe for the shares issued by the Company and who are located in foreign countries and in the regions of Hong Kong, Macau and Taiwan. “Domestic Investors” mean those investors who subscribe for the shares issued by the Company within the territory of the PRC who are located outside of the jurisdictions mentioned above.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
10.	Article 19

Shares which the Company issues to Domestic Investors for subscription in Renminbi shall be referred to as “Domestic Shares”. Shares which the Company issues to Foreign Investors for subscription in foreign currencies shall be referred to as “Foreign- Invested Shares”. Foreign-Invested Shares which are listed overseas are called “Overseas-Listed Foreign-Invested Shares”. Both holders of Domestic Shares and holders of Overseas-Listed Foreign-Invested Shares are holders of ordinary shares, and have the same obligations and rights.

“Foreign currencies” mean the legal currencies (other than the RMB) of countries or districts outside the PRC which are recognised by the foreign exchange authority of the State and which can be used to pay the share price to the Company.

Article 19

Shares which the Company issues to Domestic Investors for subscription in Renminbi shall be referred to as “Domestic Shares”. Shares that are listed and traded on domestic stock exchanges are referred to as A Shares. Shares which the Company issues to Foreign Investors for subscription in foreign currencies shall be referred to as “Foreign- Invested Shares”. Foreign-Invested Shares which are listed overseas are called “Overseas-Listed Foreign-Invested Shares”. Both holders of Domestic Shares and holders of Overseas-Listed Foreign-Invested Shares are holders of ordinary shares, and have the same obligations and rights.

“Foreign currencies” mean the legal currencies (other than the RMB) of countries or districts outside the PRC which are recognised by the foreign exchange authority of the State and which can be used to pay the share price to the Company.

11.	Article 21

By the approval of the authorities that are authorised by the State Council to examine and approve companies, the Company issue a total of 80,932,368,321 ordinary shares, of which 68,317,270,803 were issued to the promoter of the Company at the time when the Company was established, representing

84.41% of the issued ordinary share capital.

			Article 21	~~By the approval of the authorities that are authorised by the State Council to examine and approve companies,~~ t~~T~~he Company issued a total of [•] ordinary shares, of which 68,317,270,803 were issued to the promoter of the Company at the time when the Company was established, representing [•]% of the issued ordinary share capital.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
12.	Article 22

All the 12,615,097,518 ordinary shares issued by the Company after its incorporation are the Overseas-Listed Foreign-Invested Shares (H Shares). Pursuant to the Provisional Measures on the Administration of the Reduction of the State-Owned Shares for Raising Social Security Funds, the number of Overseas-Listed Foreign-Invested Shares (H Shares) converted from a reduction by holders of State-owned shares of their shareholdings of the State-owned shares amounted to 1,262,312,482 shares. The total number of the Overseas-Listed Foreign- Invested Shares (H Shares) issued by the Company shall be 13,877,410,000 shares, representing 17.15% of the issued ordinary share capital of the Company.

The share capital structure of the Company is as follows: there are a total of 80,932,368,321 ordinary shares issued, of which 57,377,053,317 shares are held by the promoter, China Telecommunications Corporation (currently known as China Telecommunications Corporation), representing 70.89% of the total of the ordinary shares issued by the Company. The other holders of the domestic shares are Guangdong Rising Assets Management Co., Ltd., who holds a total of 5,614,082,653 shares representing 6.94% of the total ordinary shares issued by the Company, Jiangsu Guoxin Group Limited, who holds a total of 957,031,543 shares representing 1.18% of the total ordinary shares issued by the Company, Zhejiang Financial Development Company, who holds a total of 2,137,473,626 shares representing 2.64% of the total ordinary shares issued by the Company and Fujian Investment & Development Group Co., Ltd, who holds a total of 969,317,182 shares representing 1.20% of the total ordinary shares issued by the Company. A total of 13,877,410,000 shares are held by holders of Overseas-Listed Foreign-Invested Shares (H Shares), representing 17.15% of the total ordinary shares issued by the Company.

Article 22

~~All the 12,615,097,518 ordinary shares issued by the Company after its incorporation are the Overseas-Listed Foreign-Invested Shares (H Shares).~~ Upon the initial public offering and listing of the Overseas-Listed Foreign- Invested Shares of the Company, the Company issued 12,615,097,518 Overseas- Listed Foreign-Invested Shares (H shares). Pursuant to the Provisional Measures on the Administration of the Reduction of the State- Owned Shares for Raising Social Security Funds, the number of Overseas-Listed Foreign-Invested Shares (H Shares) converted from a reduction by holders of State-owned shares of their shareholdings of the State-owned shares amounted to 1,262,312,482 shares. The total number of the Overseas-Listed Foreign-Invested Shares (H Shares) issued by the Company shall be 13,877,410,000 shares, representing 17.15% of the then issued ordinary share capital of the Company.

~~The share capital structure of the Company is as follows:~~ The share capital structure of ordinary shares prior to the initial public offering and listing of A Shares by the Company is: there are a total of 80,932,368,321 ordinary shares issued, of which 57,377,053,317 shares are held by the promoter, China Telecommunications Corporation (currently known as China Telecommunications Corporation), representing 70.89% of the total of the ordinary shares issued then by the Company. The other holders of the domestic shares are Guangdong Rising Assets Management Holdings Group Co., Ltd., who holds a total of 5,614,082,653 shares representing 6.94% of the total ordinary shares issued then by the Company, Jiangsu Guoxin Group Limited, who holds a total of 957,031,543 shares representing 1.18% of the total ordinary shares issued then by the Company, Zhejiang Financial Development Company Limited, who holds a total of 2,137,473,626 shares representing 2.64% of the total ordinary shares issued then by the Company and Fujian Investment & Development Group Co., Ltd, who holds a total of 969,317,182 shares representing 1.20% of the total ordinary shares issued then by the Company. A total of 13,877,410,000 shares are held by holders of Overseas-Listed Foreign-Invested Shares (H Shares), representing 17.15% of the total ordinary shares issued then by the Company.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

Upon approval by the securities regulatory authority of the State Council, [•] A Shares will be issued upon initial public offering of the Company and listed on the Shanghai Stock Exchange. After the initial public offering and listing of A Shares, the ordinary share capital structure of the Company comprises: [•] ordinary shares, including [•] A Shares, accounting for approximately [•]% of the total number of ordinary shares that may be issued by the Company; and 13,877,410,000 H shares, accounting for approximately [•]% of the total number of ordinary shares that may be issued by the Company.

A Shares issued by the Company are centrally deposited with a depositary institution in accordance with relevant requirements; Overseas-Listed Foreign-Invested Shares issued by the Company may be deposited with a nominee company in accordance with the laws and requirements of securities registration and depository of the place where the shares of the Company are listed, or may also be held by shareholders in their own names.

13.	Article 25	The registered capital of the Company is RMB80,932,368,321.	Article 25	The registered capital of the Company is RMB[•].

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
14.	Article 26

The Company may, based on its operating and development needs, authorise the increase of its capital pursuant to the Company’s Articles of Association.

The Company may increase its capital in the following ways:

(1) by offering new shares for subscription by unspecified investors;

(2) by issuing new shares to its existing shareholders;

(3) by allotting bonus shares to its existing shareholders;

(4) by any other means which is permitted by law and administrative regulations.

After the Company’s increase of share capital by way of the issuance of new shares has been approved in accordance with the provisions of the Company’s Articles of Association, the issuance thereof should be made in accordance with the procedures set out in the relevant State laws and administrative regulations.

Article 26

The Company may, based on its operating and development needs, ~~authorise the increase of its capital pursuant to the Company’s Articles of Association.~~ and in accordance with the relevant laws and regulations, increase its registered capital in the following manners upon respective resolutions being adopted by the shareholders’ general meetings:

(1) ~~by offering new shares for subscription by unspecified investors;~~ by public offering of shares;

(2) by non-public offering of shares;

(~~2~~3) by issuing new shares to its existing shareholders;

(~~3~~4) by allotting bonus shares to its existing shareholders;

(5) by capitalising its capital common reserve;

(46) by any other means which is permitted b~~y~~ law and administrative regulations and the securities regulatory authority of the State Council.

After the Company’s increase of share capital by way of the issuance of new shares has been approved in accordance with the provisions of the Company’s Articles of Association, the issuance thereof should be made in accordance with the procedures set out in the relevant State laws and administrative regulations.

15.			Article 28	The Company shall not accept any pledge with its own shares as the subject matter.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
16.			Article 29

The Company’s shares may be transferred in accordance with laws.

Shares of the Company held by the promoters shall not be transferred within one (1) year from the date of the establishment of the Company.

The shares of the Company issued prior to the Company’s public offering of shares shall not be transferred within one (1) year from the date the shares of the Company being listed and traded on the stock exchange(s). Where the laws, administrative regulations, departmental rules, relevant regulatory documents and the securities regulatory authorities in the place where the Company’s shares are listed (including the stock exchanges, hereafter the “Securities Regulatory Authorities”) have any other provisions, such provisions shall prevail.

The directors, supervisors and senior management personnel of the Company shall report to the Company their shareholdings in the Company and changes therein and shall not transfer more than 25% per annum of the total number of the shares of the Company held by them during their term of office, unless such changes are caused by compulsory judicial enforcement, inheritance, legacy or distribution of properties in accordance with laws. The shares of the Company held by them shall not be transferred within one (1) year from the date the shares of the Company being listed and traded on the stock exchange(s). The aforementioned person(s) shall not transfer the shares of the Company held by them within six (6) months commencing from the termination of their service.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
17.			Article 30

If the Company and its shareholders, directors, supervisors, and senior management personnel holding more than 5% shares of the Company sell the shares of the Company or other securities of an equity nature within six (6) months after the purchase, or repurchase the shares within six (6) months after the sale, the income received shall be attributable to the Company, and shall be recovered by the board of directors of the Company. However, the restriction shall not apply to a securities firm which holds 5% or more of the Company’s shares as a result of its purchasing of the untaken shares in an offer and other circumstances stipulated by the securities regulatory authority under the State Council.

The shares or other securities of equity nature held by any director, supervisor, senior management personnel or individual shareholder referred to in the preceding paragraph include the stocks or other securities of an equity nature held by their spouses, parents and children, and any of the above which is indirectly held in others’ accounts.

Where the board of directors of the Company does not comply with the provision of the first paragraph, the shareholders are entitled to request the board of directors to do so within thirty (30) days. Where the board of directors does not do so within the said period, the shareholders are entitled to initiate legal proceedings directly to the People’s Court in their own names for the interests of the Company.

If the board of directors of the Company does not enforce the provision of the first paragraph, the accountable directors shall be assumed joint and several responsibilities in accordance with laws.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
	CHAPTER 4	REDUCTION OF CAPITAL AND REPURCHASE OF SHARES	CHAPTER 4	REDUCTION OF CAPITAL AND REPURCHASE OF SHARES

18.	Article 28	According to the provisions of the Company’s Articles of Association, the Company may reduce its registered capital.	Article 31	According to the provisions of the Company’s Articles of Association, the Company may reduce its registered capital. The Company may reduce its registered capital in accordance with the procedures provided in the Company Law and other relevant requirements and the Articles of Association.

19.	Article 29

The Company must prepare a balance sheet and an inventory of assets when it reduces its registered capital.

The Company shall notify its creditors within ten (10) days of the date of the Company’s resolution for reduction of capital and shall publish an announcement in a newspaper within thirty (30) days of the date of such resolution. A creditor has the right within thirty (30) days of receipt of the notice from the Company or, in the case of a creditor who does not receive such notice, within ninety (90) days of the date of the public announcement, to require the Company to repay its debts or to provide a corresponding guarantee for such debt.

The Company’s registered capital may not, after the reduction in capital, be less than the minimum amount prescribed by law.

Article 32

The Company must prepare a balance sheet and an inventory of assets when it reduces its registered capital.

The Company shall notify its creditors within ten (10) days of the date of the Company’s resolution for reduction of capital and shall publish an announcement in a newspaper within thirty (30) days of the date of such resolution. A creditor has the right within thirty (30) days of receipt of the notice from the Company or, in the case of a creditor who does not receive such notice, within ~~ninety~~forty-five (~~90~~45) days of the date of the public announcement, to require the Company to repay its debts or to provide a corresponding guarantee for such debt.

The Company’s registered capital may not, after the reduction in capital, be less than the minimum amount prescribed by law.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
20.	Article 30

The Company may, in accordance with the procedures set out in the Company’s Articles of Association and with the approval of the relevant governing authority of the State, repurchase its issued and outstanding shares under the following circumstances:

(1) reducing its capital;

(2) merging with another company that holds shares in the Company;

(3) utilising shares for employee stock ownership plan or share incentive scheme;

(4) repurchasing shares upon request raised by shareholders who had divergent views on approved resolutions in connection with a merger and division of the Company at the general meeting;

(5) utilising shares for conversion of corporate bonds issued by the Company which are convertible into shares;

(6) as necessary for maintenance of the Company’s value and shareholders’ rights and interests.

The Company’s repurchase of its issued and outstanding shares shall comply with the provisions of Articles 31 to 34.

Article 33

The Company may, in accordance with the procedures set out in the Company’s Articles of Association and with the approval of the relevant governing authority of the State, repurchase its issued and outstanding shares under the following circumstances:

(1) reducing its capital;

(2) merging with another company that holds shares in the Company;

(3) utilising shares for employee stock ownership plan or share incentive scheme;

(4) repurchasing shares upon request raised by shareholders who had divergent views on approved resolutions in connection with a merger and division of the Company at the general meeting;

(5) utilising shares for conversion of corporate bonds issued by the Company which are convertible into shares;

(6) as necessary for maintenance of the Company’s value and shareholders’ rights and interests.

The Company’s repurchase of its issued and outstanding shares shall comply with the provisions of Articles ~~31 to 3434~~ to 37.

21.	Article 31

The Company may repurchase its shares under the circumstances stated in clause (1), (2) or (4) of paragraph one of Article 30, in one of the following ways:

(1) by making a general offer for the repurchase of shares to all its shareholders on a pro rata basis;

(2) by repurchasing shares through public dealing on a stock exchange;

(3) by repurchasing shares outside of the stock exchange by means of an agreement.

Any repurchase of shares by the Company under the circumstances stated in clause (3), (5) or (6) of paragraph one of Article 30 shall be made by way of a public centralised trading.

Article 34

The Company may repurchase its shares under the circumstances stated in clause (1), (2) or (4) of paragraph one of Article ~~303~~3, in one of the following ways:

(1) by making a general offer for the repurchase of shares to all its shareholders on a pro rata basis;

(2) by repurchasing shares through public dealing on a stock exchange;

(3) by repurchasing shares outside of the stock exchange by means of an agreement.

Any repurchase of shares by the Company under the circumstances stated in clause (3), (5) or (6) of paragraph one of Article ~~303~~3 shall be made by way of a public centralised trading.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
22.	Article 32

The Company must obtain the prior approval of the shareholders in a general meeting (in the manner stipulated in the Company’s Articles of Association) before it can repurchase shares outside of the stock exchange by means of an agreement. Any repurchase of shares by the Company pursuant to the provisions as stated in clause (3), (5) or (6) of paragraph one of Article 30 shall be subject to a board resolution approved by over two-thirds of the directors attending the meeting. The Company may, by obtaining the prior approval of the shareholders in a general meeting in the same manner as described above cancel, release, vary or waive its rights under an agreement which has been so entered into.

An agreement for the repurchase shares referred to in the preceding paragraph includes (but is not limited to) an agreement to become liable to repurchase shares or an agreement to acquire the right to repurchase shares.

The Company may not assign an agreement for the repurchase of its shares or any right contained in such an agreement.

Article 35

The Company must obtain the prior approval of the shareholders in a general meeting (in the manner stipulated in the Company’s Articles of Association) before it can repurchase shares outside of the stock exchange by means of an agreement. Any repurchase of shares by the Company pursuant to the provisions as stated in clause (3), (5) or (6) of paragraph one of Article ~~303~~3 shall be subject to a board resolution approved by over two-thirds of the directors attending the meeting. The Company may, by obtaining the prior approval of the shareholders in a general meeting in the same manner as described above cancel, release, vary or waive its rights under an agreement which has been so entered into.

An agreement for the repurchase shares referred to in the preceding paragraph includes (but is not limited to) an agreement to become liable to repurchase shares or an agreement to acquire the right to repurchase shares.

The Company may not assign an agreement for the repurchase of its shares or any right contained in such an agreement.

23.	Article 33

In the event that the repurchase of shares by the Company in accordance with paragraph one of Article 30 is under the circumstances stated in clause (1), the shares shall be cancelled within ten (10) days from the day of repurchase; in the event that such repurchase is under the circumstances stated in clause (2) or (4), the shares shall be transferred or cancelled within 6 months; in the event that such repurchase is under the circumstances stated in clause (3), (5) or (6), the total shares of the Company held by the Company shall not exceed 10% of the total shares of the Company in issue and shall be transferred or cancelled within three (3) years.

The aggregate par value of the cancelled shares shall be deducted from the Company’s registered share capital.

Article 36

In the event that the repurchase of shares by the Company in accordance with paragraph one of Article 33 is under the circumstances stated in clause (1), the shares shall be cancelled within ten (10) days from the day of repurchase; in the event that such repurchase is under the circumstances stated in clause (2) or (4), the shares shall be transferred or cancelled within six (6) months; in the event that such repurchase is under the circumstances stated in clause (3), (5) or (6), the total shares of the Company held by the Company shall not exceed 10% of the total shares of the Company in issue and shall be transferred or cancelled within three (3) years.

The aggregate par value of the cancelled shares shall be deducted from the Company’s registered share capital.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
	CHAPTER 5	FINANCIAL ASSISTANCE FOR THE ACQUISITION OF SHARES	CHAPTER 5	FINANCIAL ASSISTANCE FOR THE ACQUISITION OF SHARES
24.	Article 35

The Company or its subsidiaries shall not, at any time, provide any form of financial assistance to a person who is acquiring or intends to acquire shares in the Company. Such persons aforementioned shall include those who directly or indirectly incur any obligation as a result of the acquisition of shares in the Company (the “Obligor”).

At no time shall the Company or its subsidiaries provide any form of financial assistance to the Obligor aforementioned for the purposes of reducing or discharging the obligations assumed by him.

This Article shall not apply to the circumstances specified in Article 37 of this Chapter.

Article 38

The Company or its subsidiaries shall not, at any time, provide any form of financial assistance to a person who is acquiring or intends to acquire shares in the Company. Such persons aforementioned shall include those who directly or indirectly incur any obligation as a result of the acquisition of shares in the Company (the “Obligor”).

At no time shall the Company or its subsidiaries provide any form of financial assistance to the Obligor aforementioned for the purposes of reducing or discharging the obligations assumed by him.

This Article shall not apply to the circumstances specified in Article ~~374~~0 of this Chapter.

25.	Article 37

The following actions shall not be deemed to be activities prohibited by Article 35 of this Chapter:

(1) the provision of financial assistance by the Company where the financial assistance is given in good faith in the interests of the Company, and the principal purpose of such provision is not for the acquisition of shares in the Company, or the giving of the financial assistance is an incidental part of certain projects of the Company;

(2) the lawful distribution of the Company’s assets by way of dividend;

(3) the allotment of bonus shares as dividends;

(4) a reduction of registered capital, a repurchase of shares of the Company or a reorganisation of the share capital structure of the Company effected in accordance with the Company’s Articles of Association;

(5) within its ordinary course of its business, where the lending of money is for the ordinary business activities of the Company (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits);

(6) contributions made by the Company to employee share ownership schemes (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits).

Article 40

The following actions shall not be deemed to be activities prohibited by Article ~~353~~8 of this Chapter:

(1) the provision of financial assistance by the Company where the financial assistance is given in good faith in the interests of the Company, and the principal purpose of such provision is not for the acquisition of shares in the Company, or the giving of the financial assistance is an incidental part of certain projects of the Company;

(2) the lawful distribution of the Company’s assets by way of dividend;

(3) the allotment of bonus shares as dividends;

(4) a reduction of registered capital, a repurchase of shares of the Company or a reorganisation of the share capital structure of the Company effected in accordance with the Company’s Articles of Association;

(5) within its ordinary course of its business, where the lending of money is for the ordinary business activities of the Company (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits);

(6) contributions made by the Company to employee share ownership schemes (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits).

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
	CHAPTER 6	SHARE CERTIFICATES AND REGISTER OF SHAREHOLDERS	CHAPTER 6	SHARE CERTIFICATES AND REGISTER OF SHAREHOLDERS
26.	Article 40	Share certificates of the Company shall be signed by the Chairperson of the Company’s board of directors. Where the stock exchange(s) on which the Company’s shares are listed require other senior management personnel of the Company to sign on the share certificates, the share certificates shall also be signed by such senior management personnel. The share certificates shall take effect after being affixed with the seal of the Company (including the securities seal of the Company) or having the seal printed thereon. The share certificate shall be imprinted with the seal of the Company or the securities seal of the Company under the authorisation of the board of directors. The signatures of the Chairperson of the board of directors or other senior management personnel of the Company may be printed in mechanical form.	Article 43

Share certificates of the Company shall be signed by the Chairperson of the Company’s board of directors. Where the stock exchange(s) on which the Company’s shares are listed require other senior management personnel of the Company to sign on the share certificates, the share certificates shall also be signed by such senior management personnel. The share certificates shall take effect after being affixed with the seal of the Company (including the securities seal of the Company) or having the seal printed thereon. The share certificate shall be imprinted with the seal of the Company or the securities seal of the Company under the authorisation of the board of directors. The signatures of the Chairperson of the board of directors or other senior management personnel of the Company may be printed in mechanical form.

In case of paperless issue and trading of the shares of the Company, the applicable provisions provided by the Securities Regulatory Authorities where the shares of the Company are listed shall prevail.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
27.	Article 41

The Company shall keep a register of shareholders, which shall contain the following particulars:

(1) the name (title) and address (residence), the occupation or nature of each shareholder;

(2) the class and quantity of shares held by each shareholder;

(3) the amount of capital paid-up on or agreed to be paid-up on the shares held by each shareholder;

(4) the share certificate number(s) of the shares held by each shareholder;

(5) the date on which each person was entered in the register as a shareholder;

(6) the date on which any shareholder ceased to be a shareholder.

Unless there is evidence to the contrary, the register of shareholders shall be sufficient evidence of the shareholders’ shareholdings in the Company.

Article 44

The Company shall keep a register of shareholders in accordance with vouchers provided by securities registries, which shall contain the following particulars:

(1) the name (title) and address (residence), the occupation or nature of each shareholder;

(2) the class and quantity of shares held by each shareholder;

(3) the amount of capital paid-up on or agreed to be paid-up on the shares held by each shareholder;

(4) the share certificate number(s) of the shares held by each shareholder;

(5) the date on which each person was entered in the register as a shareholder;

(6) the date on which any shareholder ceased to be a shareholder.

Unless there is evidence to the contrary, the register of shareholders shall be sufficient evidence of the shareholders’ shareholdings in the Company.

28.	Article 45	No change may be made to the register of shareholders as a result of a transfer of shares within twenty (20) days prior to the date of a shareholders’ general meeting or within five (5) days before the record date for the Company’s distribution of dividends. However, in the event that there is any other relevant provision applicable to the registration of changes of the Company’s register of shareholders as promulgated and stipulated by the PRC laws, administrative regulations or the listing rules of the stock exchange(s) on which the Company’s shares are listed, such provision shall prevail.	Article 48	~~No change may be made to the register of shareholders as a result of a transfer of shares within twenty (20) days prior to the date of a shareholders’ general meeting or within five (5) days before the record date for the Company’s distribution of dividends. However, iI~~n the event that there is any other relevant provision on the period of closure of the register of shareholders prior to a shareholders’ general meeting or the record date for the Company’s distribution of dividends~~applicable to the registration of changes of the Company’s register of shareholders~~ as promulgated and stipulated by the PRC laws, administrative regulations or the listing rules of the stock exchange(s) on which the Company’s shares are listed, such provision shall prevail.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
29.	Article 46	When the Company needs to determine the rights attaching to shares in the Company for the purposes of convening a shareholders’ meeting, for dividend distribution, for liquidation or for any other purpose which requires such determination, the board of directors shall decide on a date for the determination of rights attaching to shares in the Company. The shareholders of the Company shall be such persons who appear in the register of shareholders at the close of such determination date.	Article 49	When the Company needs to determine the shareholders’ identity for the purposes of convening a shareholders’ meeting, for dividend distribution, for liquidation or for any other purpose which requires such determination, ~~the board of directors shall decide on a date for the determination of rights attaching to shares in the Company. The shareholders of the Company shall be such persons who appear in the register of shareholders at the close of such determination date.~~ the board of directors or the convener of the shareholders’ general meeting shall decide the date for the determination of shareholdings. Shareholders whose names appear in the register of shareholders at the record date shall be the shareholders of the Company who are entitled to the relevant rights and interests.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
30.	Article 48

Any person who is a registered shareholder or who claims to be entitled to have his/her name (title) entered in the register of shareholders in respect of shares in the Company may, if his/her share certificate (the “original certificate”) relating to the shares is lost, apply to the Company for a replacement share certificate in respect of such shares (the “Relevant Shares”).

Application by a holder of Domestic Shares, who has lost his/her share certificate, for a replacement share certificate shall be dealt with in accordance with the requirements of the Company Law.

Application by a holder of Overseas-Listed Foreign Shares, who has lost his/her share certificate, for a replacement share certificate may be dealt with in accordance with the law of the place where the original register of shareholders of holders of Overseas-Listed Foreign-Invested Shares is maintained, the rules of the stock exchange or other relevant regulations.

The issue of a replacement share certificate to a holder of H Shares, who has lost his/her share certificate, shall comply with the following requirements:

(1) The applicant shall submit an application to the Company in a prescribed form accompanied by a notarial certificate or a statutory declaration, stating the grounds upon which the application is made, the circumstances and evidence of the loss, and declaring that no other person is entitled to have his/her name entered in the register of shareholders in respect of the Relevant Shares.

(2) The Company has not received any declaration made by any person other than the applicant declaring that his/her name shall be entered into the register of shareholders in respect of such shares before it decides to issue a replacement share certificate to the applicant.

Article 51

Any person who is a registered shareholder or who claims to be entitled to have his/her name (title) entered in the register of shareholders in respect of shares in the Company may, if his/her share certificate (the “original certificate”) relating to the shares is lost, apply to the Company for a replacement share certificate in respect of such shares (the “Relevant Shares”).

Application by a holder of ~~Domestic~~ A Shares, who has lost his/her share certificate, for a replacement share certificate shall be dealt with in accordance with the requirements of the Company Law.

Application by a holder of Overseas-Listed Foreign Shares, who has lost his/her share certificate, for a replacement share certificate may be dealt with in accordance with the law of the place where the original register of shareholders of holders of Overseas-Listed Foreign-Invested Shares is maintained, the rules of the stock exchange or other relevant regulations.

The issue of a replacement share certificate to a holder of H Shares, who has lost his/her share certificate, shall comply with the following requirements:

(1) The applicant shall submit an application to the Company in a prescribed form accompanied by a notarial certificate or a statutory declaration, stating the grounds upon which the application is made, the circumstances and evidence of the loss, and declaring that no other person is entitled to have his/her name entered in the register of shareholders in respect of the Relevant Shares.

(2) The Company has not received any declaration made by any person other than the applicant declaring that his/her name shall be entered into the register of shareholders in respect of such shares before it decides to issue a replacement share certificate to the applicant.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

(3) The Company shall, if it intends to issue a replacement share certificate, publish a notice of its intention to do so at least once every thirty (30) days within a period of ninety (90) consecutive days in such newspapers as may be prescribed by the board of directors.

(4) The Company shall, prior to publication of its intention to issue a replacement share certificate, deliver to the stock exchange on which its shares are listed, a copy of the announcement to be published and may publish the announcement upon receipt of confirmation from such stock exchange that the announcement has been exhibited in the premises of the stock exchange. Such announcement shall be exhibited in the premises of the stock exchange for a period of ninety (90) days. In the case of an application which is made without the consent of the registered holder of the Relevant Shares, the Company shall deliver by mail to such registered shareholder a copy of the announcement to be published.

(5) If, by the expiration of the 90-day period referred to in paragraphs (3) and (4) of this Article, the Company has not received any objection from any person in respect of the issuance of the replacement share certificate, it may issue a replacement share certificate to the applicant pursuant to his/her application.

(6) Where the Company issues a replacement share certificate pursuant to this Article, it shall forthwith cancel the original share certificate and document the cancellation of the original share certificate and issuance of a replacement share certificate in the register of shareholders accordingly.

(7) All expenses relating to the cancellation of an original share certificate and the issuance of a replacement share certificate shall be borne by the applicant and the Company is entitled to refuse to take any action until reasonable security is provided by the applicant therefor.

(3) The Company shall, if it intends to issue a replacement share certificate, publish a notice of its intention to do so at least once every thirty (30) days within a period of ninety (90) consecutive days in such newspapers as may be prescribed by the board of directors.

(4) The Company shall, prior to publication of its intention to issue a replacement share certificate, deliver to the stock exchange on which its shares are listed, a copy of the announcement to be published and may publish the announcement upon receipt of confirmation from such stock exchange that the announcement has been exhibited in the premises of the stock exchange. Such announcement shall be exhibited in the premises of the stock exchange for a period of ninety (90) days. In the case of an application which is made without the consent of the registered holder of the Relevant Shares, the Company shall deliver by mail to such registered shareholder a copy of the announcement to be published.

(5) If, by the expiration of the 90-day period referred to in paragraphs (3) and (4) of this Article, the Company has not received any objection from any person in respect of the issuance of the replacement share certificate, it may issue a replacement share certificate to the applicant pursuant to his/her application.

(6) Where the Company issues a replacement share certificate pursuant to this Article, it shall forthwith cancel the original share certificate and document the cancellation of the original share certificate and issuance of a replacement share certificate in the register of shareholders accordingly.

(7) All expenses relating to the cancellation of an original share certificate and the issuance of a replacement share certificate shall be borne by the applicant and the Company is entitled to refuse to take any action until reasonable security is provided by the applicant therefor.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
	CHAPTER 7	SHAREHOLDERS’ RIGHTS AND OBLIGATIONS	CHAPTER 7	SHAREHOLDERS’ RIGHTS AND OBLIGATIONS

31.	Article 52

The holders of ordinary shares of the Company shall enjoy the following rights:

(1) the right to receive dividends and other distributions in proportion to the number of shares held;

(2) the right to attend or appoint a proxy to attend shareholders’ general meetings and to vote thereat;

(3) the right of supervisory management over the Company’s business operations and the right to present proposals or to raise queries;

(4) the right to transfer shares in accordance with laws, administrative regulations and provisions of the Company’s Articles of Association;

(5) the right to obtain relevant information in accordance with the provisions of the Company’s Articles of Association, including:

(i) the right to obtain a copy of the Company’s Articles of Association, subject to payment of costs;

(ii) the right to inspect and copy, subject to payment of a reasonable fee:

i. all parts of the register of shareholders;

ii. personal particulars of each of the Company’s directors, supervisors, general manager and other senior management personnel, including:

(a) present and former name and alias;

(b) principal address (place of residence);

Article 55

The holders of ordinary shares of the Company shall enjoy the following rights:

(1) the right to receive dividends and other distributions in proportion to the number of shares held;

(2) the right to request, convene, preside over, attend or appoint a proxy to attend shareholders’ general meetings in accordance with laws and to vote thereat;

(3) the right ~~of supervisory management over~~ to supervise the Company’s business operations and the right to present proposals or to raise queries;

(4) the right to transfer, donate, or pledge shares held by them in accordance with laws, administrative regulations and provisions of the Company’s Articles of Association;

(5) the right, after shareholders provide the Company with written documents evidencing the class and number of shares of the Company they hold and upon verification of the shareholder’s identity by the Company, to obtain relevant information in accordance with provisions of the Articles of Association of the Company, including:

(i) the right to obtain a copy of the Company’s Articles of Association, subject to payment of costs;

(ii) the right to inspect and copy, subject to payment of a reasonable fee:

i. all parts of the register of shareholders and counterfoils of corporate bonds;

ii. personal particulars of each of the Company’s directors, supervisors, general manager and other senior management personnel, including:

(a) present and former name and alias;

(b) principal address (place of residence);

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

(c) nationality;

(d) primary and all other part-time occupations and duties;

(e) identification documents and the numbers thereof.

iii. report on the state of the Company’s share capital;

iv. reports showing the aggregate par value, quantity, highest and lowest price paid in respect of each class of shares repurchased by the Company since the end of the last accounting year and the aggregate amount paid by the Company for this purpose;

v. minutes of shareholders’ general meetings.

(6) in the event of the termination or liquidation of the Company, the right to participate in the distribution of surplus assets of the Company in accordance with the number of shares held;

(7) other rights conferred by laws, administrative regulations and the Company’s Articles of Association.

(c) nationality;

(d) primary and all other part-time occupations and duties;

(e) identification documents and the numbers thereof.

iii. the state of the Company’s share capital;

iv. reports showing the aggregate par value, quantity, highest and lowest price paid in respect of each class of shares repurchased by the Company since the end of the last accounting year and the aggregate amount paid by the Company for this purpose;

v. minutes of shareholders’ general meetings, resolutions of the meetings of the board of directors, resolutions of meetings of the supervisory committee and financial reports.

(6) in the event of the termination or liquidation of the Company, the right to participate in the distribution of surplus assets of the Company in accordance with the number of shares held;

(7) with respect to shareholders voting against any resolution adopted at the shareholders’ general meeting on the merger or division of the Company, the right to demand the Company to acquire the shares held by them;

(8) other rights conferred by laws, administrative regulations, departmental rules and the Company’s Articles of Association.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
32.			Article 56

If a resolution passed at a shareholders’ general meeting or meeting of the board of directors of the Company violates the laws or administrative regulations, the shareholders shall have the right to submit a petition to the People’s Court to render the same invalid (the stipulations of the rules for dispute resolution under the Articles of Association shall be applicable to holders of Overseas-Listed Foreign-Invested Shares).

If the procedures for convening, or the method of voting at, a shareholders’ general meeting or meeting of the board of directors violate the laws, administrative regulations or the Articles of Association, or the contents of a resolution violate the Articles of Association, shareholders shall have the right to submit a petition to the People’s Court to revoke such resolution within sixty (60) days from the date on which such resolution is adopted (the stipulations of the rules for dispute resolution under the Articles of Association shall be applicable to holders of Overseas-Listed Foreign-Invested Shares).

33.			Article 57	Where the Company incurs losses as a result of violation of the laws, regulations or the provisions under the Articles of Association by directors and senior management personnel in the course of performing their duties in the Company, shareholders individually or collectively holding 1% or more of the Company’s shares for one hundred and eighty (180) consecutive days or more shall have the right to request in writing the supervisory committee to initiate legal proceedings in the People’s Court. Where the Company incurs losses as a result of violation of laws, regulations or the Articles of Association by the supervisory committee in the course of performing its duties in the Company, the shareholders shall have the right to request in writing to the board of directors to initiate legal proceedings in the People’s Court (the stipulations of the rules for dispute resolution under the Articles of Association shall be applicable to holders of Overseas-Listed Foreign-Invested Shares).

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

In the event that the supervisory committee or the board of directors refuses to initiate legal proceedings upon receipt of the written request of shareholders stated in the preceding paragraph, or fails to initiate such legal proceedings within thirty (30) days from the date on which such request is received, or in case of emergency where failure to initiate such proceedings immediately will result in irreparable damage to the Company’s interests, shareholders prescribed in the preceding paragraph shall have the right to initiate legal proceedings in the People’s Court directly in their own names in the interest of the Company (the stipulations of the rules for dispute resolution under the Articles of Association shall be applicable to holders of Overseas-Listed Foreign-Invested Shares).

If any person infringes the lawful rights and interests of the Company, thus causing any losses to the Company, the shareholders as mentioned in the first paragraph of this Article may initiate legal proceedings in the People’s Court in accordance with the provisions of the two preceding paragraphs.

34.			Article 58	If any director or senior management personnel is in violation of the laws, administrative regulations or provisions under the Articles of Association, thus causing any damage to the interests of shareholders, the shareholders may initiate legal proceedings in the People’s Court (the stipulations of the rules for dispute resolution under the Articles of Association shall be applicable to holders of Overseas-Listed Foreign-Invested Shares).

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
35.	Article 53

The ordinary shareholders of the Company shall assume the following obligations:

(1) to comply with the Company’s Articles of Association;

(2) to pay subscription monies according to the number of shares subscribed and the method of subscription;

(3) other obligations imposed by laws, administrative regulations and the Company’s Articles of Association.

Shareholders are not liable to make any further contribution to the share capital other than according to the terms which were agreed by the subscriber of the relevant shares at the time of subscription.

Article 59

The ordinary shareholders of the Company shall assume the following obligations:

(1) to comply with the laws, administrative regulations and the Company’s Articles of Association;

(2) to pay subscription monies according to the number of shares subscribed and the method of subscription;

(3) not to surrender the shares unless required by laws and regulations;

(4) not to abuse their shareholders’ rights to jeopardise the interests of the Company or other shareholders; and not to abuse the status of the Company as an independent legal person and the limited liability of shareholders to jeopardise the interests of any creditors of the Company; where shareholders of the Company abuse their shareholders’ rights and thereby causing losses to the Company or other shareholders, such shareholders shall be liable for indemnity in accordance with laws. Where shareholders of the Company abuse the Company’s status as an independent legal person and the limited liability of shareholders for the purposes of evading repayment of debts, thereby materially impairing the interests of the creditors of the Company, such shareholders shall be jointly and severally liable for the debts owed by the Company;

(~~3~~5) other obligations imposed by laws, administrative regulations and the Company’s Articles of Association.

Shareholders are not liable to make any further contribution to the share capital other than according to the terms which were agreed by the subscriber of the relevant shares at the time of subscription.

36.			Article 60	If a shareholder holding 5% or more of the shares of the Company with voting rights pledged his/her/its shares, he/she/it shall make a written report to the Company from the day the fact occurs.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
37.	Article 54

In addition to the obligations imposed by laws and administrative regulations or required by the listing rules of the stock exchange(s) on which the Company’s shares are listed, a controlling shareholder shall not exercise his/her voting rights in respect of the following matters in a manner prejudicial to the interests of all or part of the shareholders of the Company:

(1) to relieve a director or supervisor of his/her duty to act honestly in the best interests of the Company;

(2) to approve the misappropriation by a director or supervisor (for his/her own benefit or for the benefit of another person) of the Company’s assets in any manner, including (but not limited to) any opportunities which are beneficial to the Company;

(3) to approve the misappropriation by a director or supervisor (for his/her own benefit or for the benefit of another person) of the individual rights of other shareholders, including (but not limited to) rights to distributions and voting rights (save pursuant to a restructuring which has been submitted for approval by the shareholders in a general meeting in accordance with the Company’s Articles of Association).

Article 61

The controlling shareholder and the de facto controller of the Company shall not use their affiliation to act in detriment to the interests of the Company. If they violate the provisions and caused losses to the Company, they shall be liable for such losses.

The controlling shareholder and the de facto controller of the Company shall have fiduciary duties towards the Company and the Company’s public shareholders. The controlling shareholder shall exercise his/her rights as a contributor in strict compliance with the laws. The controlling shareholder shall not infringe the legitimate rights and interests of the Company and its public shareholders through profit distribution, asset restructuring, external investments, appropriation of capital, offering security for loans or other means and shall not make use of his/her controlling status to jeopardise the interests of the Company and its public shareholders.

In addition to the obligations imposed by laws and administrative regulations or required by the listing rules of the stock exchange(s) on which the Company’s shares are listed, a controlling shareholder shall not exercise his/her voting rights in respect of the following matters in a manner prejudicial to the interests of all or part of the shareholders of the Company:

(1) to relieve a director or supervisor of his/her duty to act honestly in the best interests of the Company;

(2) to approve the misappropriation by a director or supervisor (for his/her own benefit or for the benefit of another person) of the Company’s assets in any manner, including (but not limited to) any opportunities which are beneficial to the Company;

(3) to approve the misappropriation by a director or supervisor (for his/her own benefit or for the benefit of another person) of the individual rights of other shareholders, including (but not limited to) rights to distributions and voting rights (save pursuant to a restructuring which has been submitted for approval by the shareholders in a general meeting in accordance with the Company’s Articles of Association).

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
38.	Article 55

For the purpose of the above Article, a “controlling shareholder” means a person who satisfies any one of the following conditions:

(1) a person who, acting alone or in concert with others, has the power to elect more than half of the board of directors;

(2) a person who, acting alone or in concert with others, has the power to exercise or to control the exercise of 30% or more of the voting rights in the Company;

(3) a person who, acting alone or in concert with others, holds 30% or more of the issued and outstanding shares of the Company;

(4) a person who, acting alone or in concert with others, has de facto control of the Company in any other way.

Article 62

For the purpose of the above Article, a “controlling shareholder” means a person who satisfies any one of the following conditions:

(1) a person who, acting alone or in concert with others, has the power to elect more than half of the board of directors;

(2) a person who, acting alone or in concert with others, has the power to exercise or to control the exercise of more than 30% ~~or more~~ of the voting rights in the Company;

(3) a person who, acting alone or in concert with others, holds more than 30% ~~or more~~ of the issued and outstanding shares of the Company;

(4) a person who, acting alone or in concert with others, has de facto control of the Company in any other way.

For the purpose of the above Article, “the de facto controller” means a person who is not a shareholder of the Company, but has actual control over the Company through investment, relationship agreement or other arrangement.

For the purpose of the above Article, “affiliation” means the relationship between the controlling shareholder, de facto controller, directors, supervisors, or senior management personnel of the Company and the enterprises directly or indirectly controlled thereby and any other relationship that may lead to the transfer of any interest of the Company. However, the related relationship exists among enterprises controlled by the state not merely because such enterprises are under the common control of the state.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
	CHAPTER 8	SHAREHOLDERS’ GENERAL MEETINGS	CHAPTER 8	SHAREHOLDERS’ GENERAL MEETINGS
39.	Article 57

The shareholders’ general meeting shall have the following functions and powers:

(1) to decide on the Company’s operational policies and investment plans;

(2) to elect and replace directors and determine matters relating to the remuneration of directors;

(3) to elect and replace supervisors who represent the shareholders and to decide on matters relating to the remuneration of the relevant supervisors;

(4) to examine and approve the board of directors’ reports;

(5) to examine and approve the supervisory committee’s reports;

(6) to examine and approve the Company’s proposed annual financial budgets and final accounts;

(7) to examine and approve the Company’s profit distribution plans and loss recovery plans;

(8) to pass resolutions on the increase or reduction of the Company’s registered capital;

(9) to pass resolutions on matters such as merger, division, dissolution and liquidation of the Company;

(10) to pass resolutions on the issue of debentures by the Company;

Article 64

The shareholders’ general meeting ~~shall have~~ is an organisation of authority who has the following functions and powers according to the laws:

(1) to decide on the Company’s operational policies and investment plans;

(2) to elect and replace directors and supervisors who are not employee representatives and determine matters relating to the remuneration of directors and supervisors; ~~(3) to elect and replace supervisors who represent the shareholders and to decide on matters relating to the remuneration of the relevant supervisors;~~

(~~4~~3) to examine and approve the board of directors’ reports;

(~~5~~4) to examine and approve the supervisory committee’s reports;

(~~6~~5) to examine and approve the Company’s proposed annual financial budgets and final accounts and annual reports;

(~~7~~6) to examine and approve the Company’s profit distribution plans and loss recovery plans;

(~~8~~7) to pass resolutions on the increase or reduction in the Company’s registered capital, and issuance of any class of shares, warrants or other similar securities;

(~~9~~8) to pass resolutions on matters such as merger, division, dissolution and liquidation of the Company or alteration of corporate form;

(~~109~~) to pass resolutions on the issue of debentures by the Company;

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

(11) to pass resolutions on the appointment, dismissal and non-reappointment of the accountancy firms of the Company;

(12) to amend the Company’s Articles of Association;

(13) to consider motions raised by shareholders who represent 3% or more of the total number of voting shares of the Company;

(14) to decide on other matters which, according to law, administrative regulation or the Company’s Articles of Association, need to be approved by shareholders in general meetings.

The shareholders in a general meeting may authorise or delegate to the board of directors to carry out matters that are authorised by them or may delegate the implementation of such matters to the board of directors.

(~~11~~10) to pass resolutions on the appointment, dismissal and non-reappointment of the accountancy firms of the Company;

(~~12~~11)to amend the Company’s Articles of Association;

(~~13~~12) to consider motions raised by shareholders who represent more than 3% ~~or more~~ of the total number of voting shares of the Company;

(13) to consider and approve the guarantee as required by Article 65;

(14) to consider and approve matters relating to the purchases or disposals of material assets which are more than 30% of the latest audited total assets, within one (1) year;

(15) to consider and approve matters relating to changes in the use of proceeds;

(16) to consider the share incentive scheme;

(17) to consider and approve related-party (connected) transactions (the “related-party transactions”) which shall be approved at the shareholders’ general meeting as required by the laws, administrative regulations, departmental rules, relevant regulatory documents and the Securities Regulatory Authorities in the place where the Company’s shares are listed;

(~~141~~8) to decide on other matters which, according to laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchanges where the shares of the Company are listed or the Company’s Articles of Association, need to be approved by shareholders in general meetings.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
40.			Article 65

The following external guarantees to be given by the Company shall be examined and approved by the shareholders’ general meeting:

(1) Provision of any external guarantee by the Company and its subsidiaries, the total amount of which exceeds 50% of the latest audited net assets of the Company;

(2) Provision of any external guarantee by the Company, the total amount of which reaches or exceeds 30% of the latest audited total assets of the Company;

(3) Provision of guarantee to anyone whose liability-asset ratio exceeds 70%;

(4) Provision of a single guarantee whose amount exceeds 10% of the latest audited net assets of the Company;

(5) Provision of guarantees to the shareholders, de facto controllers and their related parties;

(6) other guarantees as required by laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchanges where the shares of the Company are listed or the Company’s Articles of Association.

41.	Article 58	The Company shall not, without the prior approval of shareholders in a general meeting, enter into any contract with any person other than its directors, supervisors, general managers and other senior management personnel pursuant to which such person shall be responsible for the management of the whole or the material part of the businesses of the Company.	Article 66	The Company shall not, ~~without the prior approval of shareholders in a general meeting,~~ except for special situations such as the Company being in crisis, without the approval of the shareholders’ general meeting by a special resolution, enter into any contract with any person other than its directors, supervisors, general managers and other senior management personnel pursuant to which such person shall be responsible for the management of the whole or the material part of the businesses of the Company.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
42.	Article 59

Shareholders’ general meetings consist of annual general meetings and extraordinary general meetings. Shareholders’ general meetings shall be convened by the board of directors. Annual general meetings are held once every year and within six (6) months from the end of the preceding accounting year.

The board of directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

(1) where the number of directors is fewer than the number required by the Company Law or less than two-thirds of the number of directors specified in the Company’s Articles of Association;

(2) where the unrecovered losses of the Company amount to one-third of the total amount of its share capital;

(3) where shareholder(s) holding 10% or more of the Company’s issued and outstanding voting shares request(s) in writing for the convening of an extraordinary general meeting;

(4) whenever the board of directors deems necessary or the supervisory committee so requests;

(5) whenever two or more independent directors so request.

Article 67

Shareholders’ general meetings consist of annual general meetings and extraordinary general meetings. ~~Shareholders’ general meetings shall be convened by the board of directors.~~ Annual general meetings are held once every year and within six (6) months from the end of the preceding accounting year.

~~The board of directors~~The Company shall convene an extraordinary general meeting within two (2) months ~~of the occurrence of~~ from the date any one of the following events occurs:

(1) where the number of directors is fewer than the number required by the Company Law or less than two-thirds of the number of directors specified in the Company’s Articles of Association;

(2) the unrecovered losses of the Company amount to one-third of the Company’s total paid-in share capital;

(3) where shareholder(s) individually or collectively holding more than 10% or more of the Company’s issued and outstandi~~ng votin~~g shares request(s) (the “Requesting Shareholders”) in writing for the convening of an extraordinary general meeting;

(4) whenever the board of directors deems necessary or the supervisory committee so requests;

(5) whenever two or more independent directors so request;

(6) such other circumstances as required by laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchanges where the shares of the Company are listed or the Company’s Articles of Association.

The number of shares held by the shareholder(s) as described in item (3) shall be calculated at the close of trading on the date when such shareholder(s) request in writing or on the preceding trading day (if the written request is made on a non-trading day).

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
43.			Article 68

The place of the shareholders’ general meeting of the Company is the city where the Company is domiciled or other places designated by the board of directors. A venue will be set up for the shareholders’ general meeting held by a combination of physical meeting and Internet voting. The Company may facilitate the shareholders attending the shareholders’ general meeting through adoption of video conference, conference call or other methods. A shareholder who participates in a shareholders’ general meeting in the aforementioned manner shall be deemed to have been present at the meeting.

If the Company convenes a shareholders’ general meeting via Internet or other methods, the time and procedures for voting via Internet or other methods shall be expressly stated in the notice of such meeting.

44.	Article 60	When the Company convenes an annual general meeting, written notice of the meeting shall be given at least twenty (20) clear business days before the date of the meeting, or in the case of an extraordinary general meeting, written notice of the meeting should be given at least ten (10) clear business days or fifteen (15) days, whichever is longer, to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and place of the meeting.	Article 69

When the Company convenes an annual general meeting, written notice of the meeting shall be given at least twenty (20) clear business days before the date of the meeting, or in the case of an extraordinary general meeting, written notice of the meeting should be given at least ten (10) clear business days or fifteen (15) days, whichever is longer, to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and place of the meeting.

Upon issuance of the notice of shareholders’ general meeting, the shareholders’ general meeting shall neither be delayed nor cancelled without proper reasons. Proposals listed in such notice shall not be revoked. Once the shareholders’ general meeting is delayed or cancelled, the convener shall make a public announcement stating the reasons therefor at least two (2) working days prior to the date originally scheduled for convening the meeting.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
45.	Article 61	When the Company convenes a shareholders’ general meeting, shareholder(s) holding 3% or more of the total voting shares of the Company shall have the right to propose new motions in writing, and the Company shall place such proposed motions on the agenda for such general meeting if they are matters falling within the functions and powers of shareholders in general meetings.	Article 70

When the Company convenes a shareholders’ general meeting, the board of directors, the supervisory committee or shareholders, individually or jointly, holding more than 3% ~~or more~~ of the total voting shares of the Company shall have the right to propose new motions in writing, and the Company shall place such proposed motions on the agenda for such general meeting if they are matters falling within the functions and powers of shareholders in general meetings.

Shareholders, individually or jointly, holding more than 3% of the Company’s shares may submit a written proposal to the convener ten (10) days prior to the date of the shareholders’ general meeting. The convener of the shareholders’ general meeting shall issue a supplementary notice of the shareholders’ general meeting within two (2) days upon receipt of the proposal, announcing the content of the provisional proposal.

Except for the circumstances specified in the preceding paragraph, the convener shall not modify the proposals or add new proposals after the notice of the shareholders’ general meeting has been issued.

If a proposal is not specified in the notice of the shareholders’ general meeting or does not comply with the provisions of Article 71 of the Articles of Association, it shall not be voted or resolved at the shareholders’ general meetings.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
46.			Article 71

Proposals to the shareholders’ general meeting shall meet the following conditions: (1) the contents shall not contradict the laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchanges where the shares of the Company are listed and the Articles of Association and shall fall within the scope of the shareholders’ general meeting;

(2) motions and specific resolutions shall be specified;

(3) such proposals shall be submitted or delivered to the convener of the shareholders’ general meeting in writing.

Unless otherwise provided in the Articles of Association, proposals to the shareholders’ general meeting shall be submitted to the convener prior to the issue of notice of the shareholders’ general meeting.

47.	Article 62	A shareholders’ general meeting shall not decide on any matter not stated in the notice for the shareholders’ general meeting.		~~A shareholders’ general meeting shall not decide on any matter not stated in the notice for the shareholders’ general meeting.~~

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
48.	Article 63

A notice of a meeting of the shareholders of the Company shall satisfy the following criteria:

(1) be in writing;

(2) specify the place, date and time of the meeting;

(3) state the matters to be discussed at the meeting;

(4) provide such information and explanation as are necessary for the shareholders to make an informed decision on the proposals to be discussed. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to consolidate/repurchase the shares of the Company, to reorganise its share capital, or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal must be properly explained;

(5) contain a disclosure of the nature and extent, if any, of the material interests of any director, supervisor, manager and other senior management personnel in the proposed transaction and the effect which the proposed transaction will have on them in their capacity as shareholders in so far as it is different from the effect on the interests of shareholders of the same class;

(6) contain the full text of any special resolution to be proposed at the meeting;

(7) contain a conspicuous statement that a shareholder entitled to attend and vote at such meeting is entitled to appoint one (1) or more proxies to attend and vote at such meeting on his/her behalf and that a proxy need not be a shareholder;

(8) specify the time and place for lodging proxy forms for the relevant meeting.

Article 72

A notice of a meeting of the shareholders of the Company shall satisfy the following criteria:

(1) be in writing;

(2) specify the place, date and time of the meeting;

(3) ~~state the matters to be discussed at the meeting;~~ contain the matters and proposals submitted to the meeting for consideration and review. The notice of the shareholders’ general meeting and its supplementary notice shall fully and completely disclose the specific contents of all proposals;

(4) provide such information and explanation as are necessary for the shareholders to make an informed decision on the proposals to be discussed. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to consolidate/repurchase the shares of the Company, to reorganise its share capital, or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal must be properly explained;

(5) contain a disclosure of the nature and extent, if any, of the material interests of any director, supervisor, manager and other senior management personnel in the proposed transaction and the effect which the proposed transaction will have on them in their capacity as shareholders in so far as it is different from the effect on the interests of shareholders of the same class;

(6) contain the full text of any special resolution to be proposed at the meeting;

(7) contain a conspicuous statement that a shareholder entitled to attend and vote at such meeting is entitled to appoint one (1) or more proxies to attend and vote at such meeting on his/her behalf and that a proxy need not be a shareholder;

(8) specify the time and place for lodging proxy forms for the relevant meeting.

(9) provide the record date of the registration of shareholdings of such shareholders entitled to attend the shareholders’ general meeting;

(10) contain names and contact information of the contact persons in charge of the meeting.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
49.			Article 73

Where the elections of directors and supervisors are to be discussed at the shareholders’ general meeting, a notice of the shareholders’ general meeting shall fully disclose the particulars of the candidates for directors and supervisors in accordance with laws, administrative regulations, departmental rules, relevant regulatory documents, requirements of the Securities Regulatory Authorities in the place where the Company’s shares are listed and the Articles of Association, and shall include the following contents:

(1) personal particulars such as educational background, working experience and part-time job(s);

(2) whether or not the candidate has any related relationship with the Company or its controlling shareholders and the de facto controller;

(3) disclosure of the number of the Company’s shares held by the candidate;

(4) whether or not the candidate has been subject to penalties by the securities regulatory authorities of the State Council and other relevant authorities as well as sanctions by any stock exchanges.

Save for the elections of directors and supervisors held by adopting cumulative voting system, each candidate for a director or supervisor shall be proposed by way of a separate proposal.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
50.	Article 64

Notice of shareholders’ general meetings shall be served on each shareholder (regardless of whether such shareholder is entitled to vote at the meeting), by personal delivery or prepaid airmail to the address of the shareholder as shown in the register of shareholders. For the holders of Domestic Shares, notice of the meetings may also be issued by way of public announcement.

The public announcement referred to in the preceding paragraph shall be published in one (1) or more national newspapers designated by the securities authority of the State Council; after the publication of such announcement, the holders of Domestic Shares shall be deemed to have received the notice of the relevant shareholders’ general meeting.

Article 74

Notice of shareholders’ general meetings shall be served on each shareholder (regardless of whether such shareholder is entitled to vote at the meeting), by personal delivery or prepaid airmail to the address of the shareholder as shown in the register of shareholders. For the holders of ~~DomesticA~~ Shares, notice of the meetings may also be issued by way of public announcement.

The public announcement referred to in the preceding paragraph shall be published in one (1) or more national newspapers designated by the securities authority of the State Council; after the publication of such announcement, the holders of ~~DomesticA~~ Shares shall be deemed to have received the notice of the relevant shareholders’ general meeting.

51.			Article 76	The board of directors and other conveners shall take all necessary measures to ensure that the shareholders’ general meeting is conducted in an orderly manner and shall take measures to prevent any activities interfering with the shareholders’ general meeting or infringing the legitimate rights and interests of shareholders and shall promptly report such activities to the relevant authorities.

52.			Article 77

All shareholders appearing on the register of members on the record date or their proxies are entitled to attend shareholders’ general meetings and exercise voting rights in accordance with the relevant laws, administrative regulations and the Articles of Association.

Shareholders may either attend the shareholders’ general meeting in person or appoint a proxy to attend such meeting on their behalf.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
53.	Article 66

Any shareholder who is entitled to attend and vote at a general meeting of the Company shall be entitled to appoint one (1) or more persons (whether such person is a shareholder or not) as his/her proxies to attend and vote on his/her behalf, and a proxy so appointed shall be entitled to exercise the following rights pursuant to the authorisation from that shareholder:

(1) the shareholders’ right to speak at the meeting;

(2) the right to demand or join in demanding a poll;

(3) the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one (1) proxy may only vote on a poll.

Where any member, under the Listing Rules, is required to abstain from voting on any particular resolution or is restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

Article 78

Any shareholder who is entitled to attend and vote at a general meeting of the Company shall be entitled to appoint one (1) or more persons (whether such person is a shareholder or not) as his/her proxies to attend and vote on his/her behalf, and a proxy so appointed shall be entitled to exercise the following rights pursuant to the authorisation from that shareholder:

(1) the shareholders’ right to speak at the meeting;

(2) the right to demand or join in demanding a poll;

(3) the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one (1) proxy may only vote on a poll.

Where any member, under the ~~Listing Rulesl~~aws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchange where the shares of the Company are listed, is required to abstain from voting on any particular resolution or is restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
54.	Article 67	The instrument appointing a proxy shall be in writing under the hand of the appointer or his/her attorney duly authorised in writing, or if the appointer is a legal entity, such instrument shall be delivered either under seal or under the hand of a director or a duly authorised attorney. The letter of authorisation shall contain the number of the shares to be represented by the proxy. If several persons are authorised as the proxies of the shareholder, the letter of authorisation shall specify the number of shares to be represented by each proxy.	Article 79

The instrument appointing a proxy shall be in writing under the hand of the appointer or his/her attorney duly authorised in writing if the shareholder authorises a proxy to attend the meeting, or if the appointer is a legal entity or other organisation, such instrument shall be delivered either under seal by such legal entity or other organisation or under the hand of a legal representative, a director or a duly authorised attorney. ~~The letter of authorisation shall contain the number of the shares to be represented by the proxy. If several persons are authorised as the proxies of the shareholder, the letter of authorisation shall specify the number of shares to be represented by each proxy.~~

If an individual shareholder attends the meeting in person, he or she shall present his or her identity card or other valid certificate or proof that can prove his or her identity. If a proxy is appointed to attend the meeting by an individual shareholder, the proxy shall provide valid proof of his or her identity and the instrument of proxy from the appointing shareholder.

A corporate shareholder shall be represented by its legal representative or persons authorised by the legal representative, the board of directors or other decision-making bodies to attend the meeting. The legal representative attending the meeting shall present his or her personal identity card and valid documents that can prove his or her identity as the legal representative. Proxies authorised to attend the meeting shall present their personal identity cards and the written instruments of proxy duly issued by the legal representative, the board of directors or other decision-making bodies of the corporate shareholder.

If a shareholder is a Recognised Clearing House or its proxy, such shareholder may, as he sees fit, authorise one (1) or more persons as his/her proxies to attend and vote at any shareholders’ general meeting or shareholders’ class meeting. However, if one (1) or more persons is authorised, the instrument of proxy shall specify the number and class of the shares in relation to each such proxy. Such authorised person may exercise his/her power on behalf of such Recognised Clearing House (or its proxy) in the same manner as the individual shareholder of the Company.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
55.	Article 68

The instrument appointing a voting proxy and, if such instrument is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority shall be deposited at the domicile of the Company or at such other place as is specified for that purpose in the notice convening the meeting, not less than twenty-four (24) hours before the time for holding the meeting at which the proxy propose to vote or the time appointed for the passing of the resolution. The proxy form shall have on it the date of its execution.

If the appointer is a legal person, its legal representative or such person as is authorised by a resolution of its board of directors or other governing body may attend any meeting of shareholders of the Company as a representative of the appointer.

If the shareholder is a recognised clearing house (or its agent), such shareholder is entitled to appoint one or more persons as his/her proxies to attend on his/her behalf at a general meeting or at any class meeting as it sees fit, but, if one or more persons have such authority, the letter of authorisation shall contain the number and class of the shares in connection with such authorisation. Such person can exercise the right on behalf of the recognised clearing house (or its attorney) as if he is the individual shareholder of the Company.

Article 80

The instrument appointing a voting proxy and, if such instrument is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority shall be deposited at the domicile of the Company or at such other place as is specified for that purpose in the notice convening the meeting, not less than twenty-four (24) hours before the time for holding the meeting at which the proxy propose to vote or the time appointed for the passing of the resolution. ~~The proxy form shall have on it the date of its execution.~~

If the appointer is a legal person, its legal representative or such person as is authorised by a resolution of its board of directors or other governing body may attend any meeting of shareholders of the Company as a representative of the appointer.

~~If the shareholder is a recognised clearing house (or its agent), such shareholder is entitled to appoint one or more persons as his/her proxies to attend on his/her behalf at a general meeting or at any class meeting as it sees fit, but, if one or more persons have such authority, the letter of authorisation shall contain the number and class of the shares in connection with such authorisation. Such person can exercise the right on behalf of the recognised clearing house (or its attorney) as if he is the individual shareholder of the Company.~~

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
56.	Article 69	Any form issued to a shareholder by the directors for use by such shareholder for the appointment of a proxy to attend and vote at meetings of the Company shall be in a form that enables the shareholder to freely instruct the proxy to vote in favour of or against the motions, with such instructions being individually given in respect of each matter to be voted on at the meeting. Such a form shall contain a statement that, in the absence of specific instructions from the shareholder, the proxy may vote as he thinks fit.	Article 81

The instrument of proxy issued by shareholders to authorise other persons to attend the shareholders’ general meeting shall state the followings:

(1) the name of the proxies of the appointing shareholder;

(2) whether the proxies have the right to vote;

(3) the number of shares of the appointing shareholder represented by the proxies. If more than one proxy is appointed, the instrument shall specify the number of shares represented by each proxy respectively;

(4) instructions to vote in favour of, against or abstain from voting on each of the items in the agenda of the shareholders’ general meeting respectively as per the number of shares held by the appointing shareholders;

(5) the signing date and the effective period of the instrument of proxy.

Any blank form or proxy form issued to a shareholder by the board of directors for use by such shareholder for the appointment of a proxy to attend and vote at meetings of the Company shall be in a form that ~~enables~~ allows the shareholder to freely instruct the proxy to vote in favour of ~~or~~, against or abstain from voting the motions, with such instructions being individually given in respect of each matter to be voted on at the meeting. Such a form shall contain a statement that, in the absence of specific instructions from the shareholder, whether the proxy may vote as he thinks fit. If such statement is not specified in the instrument of proxy, the proxy is deemed to be entitled to vote at his/her discretion for any resolutions that do not have specific instruction from the shareholder, and the shareholder shall assume corresponding responsibility for such vote.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
57.	Article 71

A proxy attending a shareholder’s general meeting shall present his/her proof of identity Save for shareholders who are recognised clearing houses (or its agent), if a shareholder as a legal person appoints its legal representative to attend a meeting, such legal representative shall present his/her proof of identity and a duly notarised copy of the resolutions of such shareholder’s board of directors or other documents evidencing such authority in respect of the appointment of the proxy or any other copy certified in a manner acceptable to the Company.

~~A proxy attending a shareholder’s general meeting shall present his/her proof of identity Save for shareholders who are recognised clearing houses (or its agent), if a shareholder as a legal person appoints its legal representative to attend a meeting, such legal representative shall present his/her proof of identity and a duly notarised copy of the resolutions of such shareholder’s board of directors or other documents evidencing such authority in respect of the appointment of the proxy or any other copy certified in a manner acceptable to the Company~~.

58.			Article 83	The Company shall be responsible for preparing the meeting’s register which shall include, among other things, the name of, the identity document number of and the number of shares with voting rights held by the attendee, and the name of the appointing shareholder (or the name of the relevant company).

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
59.			Article 84

The convener and the lawyer engaged by the Company will jointly verify the legality of shareholders’ qualifications based on the register of shareholders provided by the securities registration and clearing institution, and register the names of shareholders and the number of voting shares they hold. Such registration shall be concluded prior to the announcement by the chairperson of the shareholders’ general meeting of the number of shareholders and their proxies attending the meeting and the total number of their voting shares.

The chairperson of the shareholders’ general meeting shall, prior to the voting, announce the number of shareholders and proxies attending the meeting and the total number of their voting shares, which shall be the number of shareholders and proxies attending the meeting and the total number of their voting shares as indicated in the meeting’s register.

60.			Article 85	The Company shall formulate rules of procedures of the shareholders’ general meeting to specify in detail the procedures of convening of the shareholders’ general meeting and voting. The rules of procedures of the shareholders’ general meeting shall be prepared by the board of directors and approved by the shareholders’ general meeting.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
61.			Article 86

At the annual general meeting, the board of directors and the supervisory committee shall report their work in the past year to the shareholders’ general meeting. Each independent director shall also make a work report.

Directors, supervisors and senior management personnel shall provide explanation and illustration for inquiries and suggestions by shareholders at a shareholders’ general meeting, except for the affairs related to the commercial secrets of the Company.

62.	Article 72

Resolutions of shareholders’ general meetings shall be divided into ordinary resolutions and special resolutions.

An ordinary resolution must be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxies) present at the meeting.

A special resolution must be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting.

Shareholders (including proxies) shall expressly indicate whether they are in favour of or against any matter being voted on. Any abstention from voting or vote of abstention shall not be regarded as valid votes when the Company counts the votes in respect of the relevant matter.

Article 87

Resolutions of shareholders’ general meetings shall be divided into ordinary resolutions and special resolutions.

An ordinary resolution must be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxies) present at the meeting.

A special resolution must be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting.

~~Shareholders (including proxies) shall expressly indicate whether they are in favour of or against any matter being voted on. Any abstention from voting or vote of abstention shall not be regarded as valid votes when the Company counts the votes in respect of the relevant matter.~~

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
63.	Article 73	A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents. Each share shall have one (1) vote.	Article 88

A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents. Each share shall have one (1) vote. However, the Company shall have no voting right for the shares held by itself, and such shares shall not be counted towards the total number of voting shares at a shareholders’ general meeting.

When the shareholders’ general meeting considers major matters affecting the interests of minority investors, votes shall be counted separately for minority investors. The results of separate counting of votes shall be publicly disclosed in a timely manner.

The Company’s board of directors, independent directors, shareholders holding 1% or more of voting shares, or investor sponsors established in accordance with laws, administrative regulations or the provisions of the securities regulatory authority of the State Council may act as solicitors, or entrust securities companies and securities service agencies, to publicly request the Company’s shareholders to entrust it to attend the shareholders’ general meeting and exercise shareholder’s rights such as the right to propose and vote.

In the case of soliciting shareholders’ rights in accordance with the preceding paragraph, the solicitor shall disclose the solicitation documents and the Company shall provide assistance.

It is forbidden to publicly solicit shareholders’ rights in a paid or disguised manner. In the case of public solicitation of shareholders’ rights resulting in the breach of laws, administrative regulations and relevant provisions of the securities regulatory authorities of the State Council and incurring losses of the Company or its shareholders, such solicitor shall bear the compensation obligation in accordance with laws.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
64.			Article 89

When any shareholders’ general meeting considers matters related to related-party transactions, the related (connected) shareholder (collectively, the “related shareholders”) shall not vote and the number of voting shares that he represents shall not be counted as part of the total number of valid votes; the announcement of the resolution of the shareholders’ general meeting shall fully disclose the votes of non-related shareholders. Related shareholders’ abstention from voting and voting procedure for related-party transactions are as follows: (1) if matters submitted to the shareholders’ general meeting for consideration involve related-party transactions, the convener shall promptly notify the related shareholders in advance, and the related shareholders shall promptly inform the convener after they become aware of the matters.

(2) if it is necessary to engage professional accountants and valuers to audit and appraise the related-party transactions or engage independent financial advisors to opine on the same, the convener shall properly disclose at the meeting the results of the audit and appraisal or the opinions of the independent financial advisors.

(3) the related shareholders may participate in the discussion relating to the related-party transactions and make explanatory statement at the shareholders’ general meeting regarding the reasons for the related-party transactions, basic information of the transactions and whether the transactions are fair and sound, etc., but they shall abstain from voting at the meeting.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
65.	Article 74

At any shareholders’ general meeting, a resolution shall be decided on a show of hands unless a poll is demanded before or after a vote has been 25 carried out by a show of hands:

(1) by the chairperson of the meeting;

(2) by at least two (2) shareholders present in person or by proxy entitled to vote thereat;

(3) by one (1) or more shareholders (including proxies) representing 10% or more of shares (held solely or in combination) carrying the right to vote at the meeting.

Unless a poll is demanded, a declaration by the chairperson that a resolution has been passed on a show of hands and the record of such in the minutes of the meeting shall be conclusive evidence of the fact that such resolution has been passed. There shall be no requirement in providing evidence of the number or proportion of votes in favour of or against such resolution.

The demand for a poll may be withdrawn by the person who demands the same.

Article 90

~~At any shareholders’ general meeting, a resolution shall be decided on a show of hands unless a poll is demanded before or after a vote has been 25 carried out by a show of hands:~~

~~(1) by the chairperson of the meeting;~~

~~(2) by at least two (2) shareholders present in person or by proxy entitled to vote thereat;~~

~~(3) by one (1) or more shareholders (including proxies) representing 10% or more of shares (held solely or in combination) carrying the right to vote at the meeting.~~

~~Unless a poll is demanded, a declaration by the chairperson that a resolution has been passed on a show of hands and the record of such in the minutes of the meeting shall be conclusive evidence of the fact that such resolution has been passed. There shall be no requirement in providing evidence of the number or proportion of votes in favour of or against such resolution.~~

~~The demand for a poll may be withdrawn by the person who demands the same.~~ All votes of shareholders at a shareholders’ general meeting shall be taken by open ballot except where the chairperson of the meeting decides to allow a resolution which relates purely to a procedural or an administrative matter to be voted on by a show of hands.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
66.	Article 76	On a poll taken at a meeting, a shareholder (including a proxy) entitled to two (2) or more votes need not cast his/her votes either all for or all against the resolution.	Article 92	On a poll taken at a meeting, a shareholder (including a proxy) entitled to two (2) or more votes need not cast his/her votes either all for or all against or abstain from the resolution.

67.			Article 93

Shareholders attending the shareholders’ general meeting shall present one of the following views on the proposals submitted for voting: for, against or abstention. Except when the securities registration and clearing institutions are the nominal holders of shares subject to the stock connect mechanisms between Mainland China and Hong Kong, declaration may be made according to the intentions of actual holders.

A voting ticket that is incomplete, wrongly completed, illegible, or votes not casted, shall be treated as the voter giving up his/her voting rights. The votes represented by his/her shares shall be treated as “abstention”.

68.			Article 95

The list of candidates for directors or supervisors shall be proposed to the shareholders’ general meeting for voting, when directors or supervisors that are not acting as employee-supervisors are elected at the shareholders’ general meeting.

Where a sole shareholder and its concert party are interested in 30% or more in shares of the Company, the cumulative voting method shall be adopted when electing two (2) or more directors (including independent directors) and supervisors.

The cumulative voting mentioned above represents each share carrying voting rights corresponding to the number of directors or supervisors when they are elected at the shareholders’ general meeting, and the shareholders may exercise such voting rights collectively. The board of directors shall make an announcement to shareholders on the profile and basic information of the directors and supervisors to be elected.

Where a proposal in relation to election of directors or supervisors is passed at a shareholders’ general meeting, newly appointed directors and supervisors should assume their office immediately after the close of the relevant shareholders’ general meeting, or at such time as specified in the resolution of the relevant shareholders’ general meeting.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
69.			Article 96

Except for the cumulative voting system, all resolutions proposed at the shareholders’ general meetings shall be voted separately, and for different motions on the same matter, voting will be conducted according to the time the motions are proposed. Other than special reasons such as force majeure, which results in the suspension of the shareholders’ general meeting or makes it impossible to vote on resolutions, the shareholders’ general meeting shall not set aside the motions and shall vote on them.

70.			Article 97	When considering a proposal at the shareholders’ general meeting, no amendment shall be made thereto. Otherwise, such amendment shall be treated as a new proposal and shall not be voted at such shareholders’ general meeting. The same voting right can only choose one of on-site, Internet or other voting methods. In the event of repeated voting of the same voting right, the first voting result shall prevail.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
71.			Article 98

Before the voting of the proposals takes place at the shareholders’ general meeting, two (2) shareholder representatives shall be nominated to count the votes and scrutinise the vote-counting. If a shareholder has conflict of interests with the matter to be considered, the relevant shareholder and proxies shall not participate in counting the votes or scrutinising the vote-counting.

When resolutions are to be voted at the shareholders’ general meeting, the counting of votes and scrutinising of the voting-counting shall be conducted by one or more parties involving lawyers, shareholder representatives, supervisor representatives, the Company’s auditor, share registrar of Overseas-Listed Foreign-Invested Shares (H shares) or external auditors qualified to serve as the Company’s auditor. The voting results shall be announced during the meeting and the voting results shall be recorded in the minutes of the meeting.

Shareholders of the Company or their proxies who vote through the Internet or other means have the right to check their voting results through the corresponding voting system.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
72.	Article 78

The following matters shall be resolved by ordinary resolutions at shareholders’ general meetings:

(1) work reports of the board of directors and the supervisory committee;

(2) profit distribution plans and loss recovery plans formulated by the board of directors;

(3) election or removal of members of the board of directors and members of the supervisory committee, remuneration and manner of payment of such members;

(4) annual budgets and final accounts, balance sheets and profit and 26 loss accounts and other financial statements of the Company;

(5) matters other than those which are required by the laws and administrative regulations or by the Company’s Articles of Association to be adopted by special resolution.

Article 99

The following matters shall be resolved by ordinary resolutions at shareholders’ general meetings:

(1) work reports of the board of directors and the supervisory committee;

(2) profit distribution plans and loss recovery plans formulated by the board of directors;

(3) election or removal of members of the board of directors and members of the supervisory committee, remuneration and manner of payment of such members;

(4) annual budgets ~~and~~, final accounts and annual reports ~~balance sheets and profit and 26 loss accounts and other financial statements~~ of the Company;

(5) appointment or removal of an accountancy firm;

(6) decisions on the Company’s business policies and investment plans;

(~~5~~7) matters other than those which are required by the laws ~~and,~~ administrative regulations, departmental rules, relevant regulatory documents and the Securities Regulatory Authorities in the place where the Company’s shares are listed or by the Company’s Articles of Association to be adopted by special resolution.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
73.	Article 79

The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

(1) the increase or reduction in share capital and the issue of shares of any class, warrants and other securities of a similar nature;

(2) the issue of debentures by the Company;

(3) the division, merger, dissolution and liquidation of the Company;

(4) amendment of the Company’s Articles of Association;

(5) amendment to rights of shareholders of any class; and

(6) any other matter resolved by way of an ordinary resolution by shareholders in general meeting which the shareholders consider may have a material impact on the Company and should be adopted by a special resolution.

Article 100

The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

(1) the increase or reduction in share capital and the issue of shares of any class, warrants and other securities of a similar nature;

(2) the issue of debentures by the Company;

(3) the division, merger, dissolution and liquidation of the Company or change of corporate form of the Company;

(4) amendment of the Company’s Articles of Association;

(5) amendment to rights of shareholders of any class; ~~and~~

(6) the consideration and approval of the Company’s share buy-back subject to approval by the shareholders’ general meeting;

(7) the consideration and approval of matters relating to the Company’s purchases or disposals of material assets or the provision of guarantees within one (1) year, the transaction value of which are more than 30% of the latest audited total assets of the Company;

(8) the consideration of the share incentive scheme;

(69) any other matter resolved by way of an o~~r~~dinary resolution by shareholders in general meeting which the shareholders consider may have a material impact on the Company and should be adopted by a special resolution; (10) other matters to be resolved by special resolutions as required by laws, administrative regulations, departmental rules, relevant regulatory documents and Securities Regulatory Authorities in the place where the Company’s shares are listed or The Articles of Association.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
74.	Article 80	Any resolution adopted by a shareholders’ general meeting shall comply with relevant provisions of PRC laws, administrative regulations and these Articles of Association.		~~Any resolution adopted by a shareholders’ general meeting shall comply with relevant provisions of PRC laws, administrative regulations and these Articles of Association.~~

75.			Article 101

The shareholders’ general meetings shall be convened by the board of directors. The supervisory committee or shareholders may convene the shareholders’ general meeting on their own initiative, subject to the relevant requirements specified in these Articles of Association.

Independent directors have the right to propose to the board of directors to convene extraordinary general meetings. The board of directors shall reply in writing agreeing or disagreeing to convene an extraordinary general meeting within ten (10) days upon receipt of such proposal in accordance with the laws, regulations and the Articles of Association.

If the board of directors agrees to convene an extraordinary general meeting, notice to convene such meeting shall be issued within five (5) days after the resolution to convene an extraordinary general meeting is adopted by the board of directors. The board of directors shall provide reasons and announce them if it decides not to convene an extraordinary general meeting.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
76.			Article 102

The supervisory committee has the right to propose to the board of directors to convene extraordinary general meetings and such proposal shall be made by way of written request(s). The board of directors shall reply in writing agreeing or disagreeing to convene an extraordinary general meeting within ten (10) days upon receipt of such proposal in accordance with the laws, administrative regulations and the Articles of Association.

If the board of directors agrees to convene an extraordinary general meeting, notice to convene such meeting shall be issued within five (5) days after the resolution to convene an extraordinary general meeting is adopted by the board of directors. Any changes to the original proposal in the notice require the consent of the supervisory committee.

If the board of directors decides not to convene an extraordinary general meeting or does not reply within ten (10) days upon receipt of such proposal, the board of directors will be deemed as unable or having failed to fulfill the obligation to convene shareholders’ general meetings and the supervisory committee may convene and preside over the meeting on its own.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
77.	Article 81

Shareholders who request for the convening of an extraordinary general meeting or a class meeting shall comply with the following procedures:

(1) Two (2) or more shareholders holding in aggregate 10% or more of the shares carrying the right to vote at the meeting sought to be held shall sign one (1) or more written requisitions in the same format and with the same content, stating the proposed matters to be discussed at the meeting, and requiring the board of directors to convene a shareholders’ extraordinary general meeting or a class meeting thereof. The board of directors shall as soon as possible proceed to convene the extraordinary general meeting of shareholders or a class meeting thereof after receipt of such written requisition(s). The shareholdings of such shareholders referred to above shall be calculated as at the date of making the requisition(s).

(2) If the board of directors fails to issue a notice of such a meeting within thirty (30) days from the date of receipt of the requisition(s), the shareholders who make the requisitions(s) may themselves convene such a meeting (in a manner as similar as possible to the manner in which shareholders’ meetings are convened by the board of directors) within four (4) months from the date of receipt of the requisition(s) by the board of directors.

Any reasonable expenses incurred by the shareholders who make the requisition(s) by reason of failure of the board of directors to duly convene a meeting shall be reimbursed by the Company and any sum so reimbursed shall be set-off against sums owed by the Company to the defaulting directors.

Article 103

Shareholders who request for the convening of an extraordinary general meeting or a class meeting shall comply with the following procedures:

~~(1) Two (2) or more shareholders holding in aggregate 10% or more of the shares carrying the right to vote at the meeting sought to be held shall sign one (1) or more written requisitions in the same format and with the same content, stating the proposed matters to be discussed at the meeting, and requiring the board of directors to convene a shareholders’ extraordinary general meeting or a class meeting thereof. The board of directors shall as soon as possible proceed to convene the extraordinary general meeting of shareholders or a class meeting thereof after receipt of such written requisition(s). The shareholdings of such shareholders referred to above shall be calculated as at the date of making the requisition(s).~~

~~(2) If the board of directors fails to issue a notice of such a meeting within thirty (30) days from the date of receipt of the requisition(s), the shareholders who make the requisitions(s) may themselves convene such a meeting (in a manner as similar as possible to the manner in which shareholders’ meetings are convened by the board of directors) within four (4) months from the date of receipt of the requisition(s) by the board of directors.~~

(1) The Requesting Shareholders may sign a written proposal requesting the board of directors to convene an extraordinary general meeting. The board of directors shall reply in writing agreeing or disagreeing to convene an extraordinary general meeting within ten (10) days upon receipt of such proposal in accordance with laws, regulations and the Articles of Association.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

(2) If the board of directors decides to convene an extraordinary general meeting, a notice to convene such meeting shall be issued within five (5) days after the resolution to convene an extraordinary general meeting is adopted by the board of directors. Any changes to the original proposal in the notice require the consent of the Requesting Shareholders.

(3) If the board of directors decides not to convene an extraordinary general meeting or does not reply within ten (10) days upon receipt of such request, the Requesting Shareholders have the right to propose to the supervisory committee to convene an extraordinary general meeting by way of written request(s).

(4) If the supervisory committee decides to convene an extraordinary general meeting, a notice to convene such meeting shall be issued within five (5) days upon receipt of such request. Any changes to the original proposal in the notice require the consent of the Requesting Shareholders.

(5) If the supervisory committee does not issue the notice of the shareholders’ general meeting within the required period, it will be deemed as having failed to convene and preside over the shareholders’ general meeting, and shareholders individually or jointly holding 10% or more of the shares of the Company for ninety (90) consecutive days or more (the “Convening Shareholder”) have the right to convene and preside over the meeting on their own.

(6) In the event where shareholders convene a shareholders’ general meeting on their own initiative, the Convening Shareholder must hold no less than 10% of shares in the Company immediately before the resolution of such meeting is announced.

~~Any reasonable expenses incurred by the shareholders who make the requisition(s) by reason of failure of the board of directors to duly convene a meeting shall be reimbursed by the Company and any sum so reimbursed shall be set-off against sums owed by the Company to the defaulting directors.~~

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
78.			Article 104

If the supervisory committee or shareholders decide to convene the shareholders’ general meeting on their own initiative, they shall notify the board of directors in writing and file with the branch office of the securities regulatory authorities of the State Council in the place where the Company locates, and the stock exchanges.

The supervisory committee and the Convening Shareholders shall provide the relevant evidencing materials to the relevant Securities Regulatory Authorities in the place where the Company locates, and the stock exchanges when issuing the notice convening the shareholders’ general meeting and making announcement of resolutions resolved at the shareholders’ general meeting.

With regard to the shareholders’ general meeting convened by the supervisory committee or shareholders on their own initiative, the board of directors and the secretary to the board of directors shall provide assistance. The board of directors shall provide the register of shareholders as at the record date for the registration of shareholding. If the board of directors fails to provide the register of shareholders, the convener may apply to the securities registration and clearing institution to obtain the same on the strength of the relevant announcement notifying the convening of the shareholders’ general meeting. The register of shareholders obtained by the convener may not be used for any purpose other than to hold the shareholders’ general meeting.

All reasonable expenses incurred by the supervisory committee or the shareholders in convening the shareholders’ general meeting on their own initiative shall be borne by the Company and shall be deducted from the sums owed by the Company to the defaulting directors.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
79.	Article 82	The Chairperson of the board of directors shall convene and chair every shareholders’ general meeting. If the Chairperson is unable to attend the meeting for any reason, the vice-chairperson of the board of directors shall convene and chair the meeting. If both the Chairperson and the vice-chairperson of the board of directors are unable to attend the meeting, then the board of directors may designate a director to convene and chair the meeting. If no chairperson of the meeting has been so designated, shareholders present shall choose one (1) person to act as the chairperson of the meeting. If for any reason the shareholders fail to elect a chairperson, then the shareholder (including a proxy) holding the largest number of shares carrying the right to vote thereat shall be the chairperson of the meeting.	Article 105

~~The Chairperson of the board of directors shall convene and chair every shareholders’ general meeting. If the Chairperson is unable to attend the meeting for any reason, the vice-chairperson of the board of directors shall convene and chair the meeting. If both the Chairperson and the vice-chairperson of the board of directors are unable to attend the meeting, then the board of directors may designate a director to convene and chair the meeting.~~ The shareholders’ general meetings shall be convened by the board of directors and be presided over and chaired by the Chairperson of the board of directors; if the Chairperson of the board of directors is unable to or fails to perform such duty, the meeting shall be presided over and chaired by the director who has been designated by the Chairperson to exercise such powers on his/her behalf. If the Chairperson fails to perform his/her power and to designate other directors to exercise such powers on his/her behalf for any reason, a director can be jointly elected by more than half of the directors to preside over and chair the meeting. If no chairperson of the meeting has been so designated, shareholders present shall choose one (1) person to act as the chairperson of the meeting. If for any reason the shareholders fail to elect a chairperson, then the shareholder (including a proxy) holding the largest number of shares carrying the right to vote thereat shall be the chairperson of the meeting.

The shareholders’ general meeting convened by the supervisory committee on its own initiative shall be presided over and chaired by the chairperson of the supervisory committee. If the chairperson of the supervisory committee is unable or fails to perform his/her duties, the shareholders’ general meeting shall be presided over and chaired by a supervisor jointly nominated by half or more of the supervisors.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

The shareholders’ general meeting convened by shareholders on their own initiatives shall be presided over and chaired by the representative nominated by the Convening Shareholder. If the chairperson of the shareholders’ general meeting breaches the rules of procedures, which renders shareholders’ general meeting unable to proceed, a person may be nominated at the shareholders’ general meeting to act as the chairperson and preside over the meeting subject to the consent of more than half of the shareholders with voting rights present at the shareholders’ general meeting, and continues the meeting.

When the shareholders’ general meeting is held, all the Company’s directors, supervisors and the secretary to the board of directors shall attend the meeting, and manager(s) and other senior management personnel shall attend the meeting as non-voting delegates.

80.	Article 83	The chairperson of the meeting shall be responsible for determining whether a resolution has been passed. His/her decision, which shall be final and conclusive, shall be announced at the meeting and recorded in the minute book.	Article 106

The closing time of the shareholders’ general meeting shall not be earlier than that of such shareholders’ general meeting held via the Internet or other methods, and the chairperson of the meeting shall ~~be responsible for determining~~determine whether a resolution has been passed according to the voting results. His/her decision, which shall be final and conclusive, shall be announced at the meeting and recorded in the minute book.

Prior to the official announcement of the voting results, the companies, vote counting officers, scrutineers, substantial shareholders, network service providers and other parties involved in the shareholders’ general meeting site, the Internet and other voting methods shall have the obligation to keep the voting confidential.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
81.	Article 85

If votes are counted at a shareholders’ general meeting, the result of the count shall be recorded in the minute book.

The Company secretary shall prepare the record of the shareholders’ general meeting, which shall be signed by directors attending the meeting.

Resolutions adopted by a shareholders’ general meeting shall be included in the minutes of the meeting. The record and minutes of the meeting shall be in Chinese. Such record and minutes, shareholders’ attendance lists and proxy forms shall be kept at the Company’s domicile.

Article 108

If votes are counted at a shareholders’ general meeting, the result of the count shall be recorded in the minute book.

~~The Company secretary shall prepare the record of the shareholders’ general meeting, which shall be signed by directors attending the meeting.~~

~~Resolutions adopted by a shareholders’ general meeting shall be included in the minutes of the meeting. The record and minutes of the meeting shall be in Chinese.~~ Such record and minutes, shareholders’ attendance lists and proxy forms shall be kept at the Company’s domicile.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
82.			Article 109

Minutes of shareholders’ general meetings shall be prepared by the secretary to the board of directors. The minutes shall contain the following items:

(1) the number of shareholders and their proxies attending the shareholders’ general meeting, their total number of voting shares and the percentage of the total number of shares of the Company they represent;

(2) the venue, date, time, agenda of the meeting, and the name of the convener of the meeting;

(3) the name of the chairperson of the shareholders’ general meeting, and the names of directors, supervisors, managers and other senior management personnel present at the meeting;

(4) in respect of a resolution of a proposal submitted by a shareholder, the name and shareholding of such shareholder and contents of such proposal;

(5) the discussions of each proposal, key points and the voting results;

(6) details of the queries or recommendations from the shareholders and the corresponding responses or explanations;

(7) the names of lawyers, vote counting officers and scrutineers;

(8) other matters which shall be recorded in the minutes of the meeting in accordance with the Articles of Association.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
83.			Article 110	The convener shall ensure that the minutes of the meeting shall be true, accurate and complete. The minutes of the meeting shall be signed by directors, supervisors, secretary to the board of directors, convener or its representatives and the chairperson of the meeting attending the meeting. The minutes together with the valid materials including the signature book of shareholders attending the meeting, the instrument of proxy and the voting via Internet and other methods shall be filed with the Company and shall be kept by the secretary to the board of directors in accordance with the filling management system of the Company. The minutes of the meeting shall be kept for at least ten (10) years from the date of the meeting.

84.			Article 112	The convener shall ensure that the shareholders’ general meeting continues until the final resolution has been made. If a shareholders’ general meeting is suspended or if it is unable to reach a resolution due to force majeure or other such special reasons, necessary measures shall be taken to resume the shareholders’ general meeting as soon as possible or the shareholders’ general meeting shall be directly adjourned and the same shall be announced in a timely manner. Meanwhile, the convener shall report the same to the branch office of the securities regulatory authorities of the State Council where the Company is domiciled and the stock exchanges.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
85.			Article 113

The resolutions of the shareholders’ general meeting shall be announced promptly. Such announcement shall specify the number of shareholders and proxies present at the meeting, the total number of voting shares held by them, the percentage of such voting shares in relation to all the voting shares of the Company, the total number of shares required by the Securities Regulatory Authorities in the place where the Company’s shares are listed to abstain from voting in favor and/or abstain from voting (if any), whether shareholders required to abstain from voting have in fact abstained, the voting methods, the voting result of each proposal, and the identities of scrutineers for vote- counting.

If the proposal is not passed, or the resolution of the previous shareholders’ general meeting is changed at this shareholders’ general meeting, a special notice shall be made in the announcement of the resolution of the shareholders’ general meeting.

86.			Article 114

The Company shall engage lawyers to issue their legal opinions and make an announcement on the following issues during a shareholders’ general meeting:

(I) whether the procedures relating to the convening and holding of such meeting comply with the laws, regulations and the Articles of Association;

(II) the legality and validity of the qualifications of the attendees and the convener of the meeting;

(III) the legality and validity of the voting procedures and voting results;

(IV) legal opinions issued on other relevant matters as requested by the Company.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
87.			Article 115	If a resolution on the distribution of a cash dividend, bonus shares or the capitalisation of the capital common reserve has been passed at a shareholders’ general meeting, the Company will implement such resolution within two (2) months after the conclusion of shareholders’ general meeting.

	CHAPTER 9	SPECIAL PROCEDURES FOR VOTING BY A CLASS OF SHAREHOLDERS	CHAPTER 9	SPECIAL PROCEDURES FOR VOTING BY A CLASS OF SHAREHOLDERS

88.	Article 88

Rights conferred on any class of shareholders may not be varied or abrogated save with the approval of a special resolution of shareholders in a general meeting and by holders of shares of that class at a separate meeting convened in accordance with Articles

90 to 94.

Article 117

Rights conferred on any class of shareholders may not be varied or abrogated save with the approval of a special resolution of shareholders in a general meeting and by holders of shares of that class at a separate meeting convened in accordance with Articles 119 to 123.

Where any changes in domestic and foreign laws, administrative regulations, departmental rules, relevant regulatory documents and the rules of the stock exchanges where the shares of the Company are listed, as well as decisions made under law by domestic and foreign regulatory authorities, lead to the change or abrogation of rights of class shareholders, no approval of class meeting would be required.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
89.	Article 90

Affected class shareholders, regardless of whether having the right to vote or not at shareholders’ general meetings, have the right to vote at class meetings in respect of matters concerning sub-paragraphs (2) to (8), (11) and (12) of Article 89, but interested shareholder(s) shall not be entitled to vote at such class meetings.

“(An) interested shareholder(s)”, as such term is used in the preceding paragraph:

(1) in the case of a repurchase of shares by way of a general offer to all shareholders of the Company in the same proportion for all shareholders or by way of public dealing on a stock exchange pursuant to Article 31, an “interested shareholder” refers to a controlling shareholder within the meaning of Article 55 herein;

(2) in the case of a repurchase of shares by an off-market agreement pursuant to Article 31, an “interested shareholder” refers to a shareholder to whom the proposed agreement relates;

(3) in the case of a restructuring of the Company, an “interested shareholder” refers to a shareholder who assumes a relatively lower proportion of obligation than the obligations imposed on shareholders of that class under the proposed restructuring or who has an interest in the proposed restructuring different from the general interests of the shareholders of that class.

Article 119

Affected class shareholders, regardless of whether having the right to vote or not at shareholders’ general meetings, have the right to vote at class meetings in respect of matters concerning sub-paragraphs (2) to (8), (11) and (12) of Article 118, but interested shareholder(s) shall not be entitled to vote at such class meetings.

“(An) interested shareholder(s)”, as such term is used in the preceding paragraph:

(1) in the case of a repurchase of shares by way of a general offer to all shareholders of the Company in the same proportion for all shareholders or by way of public dealing on a stock exchange pursuant to Article 34, an “interested shareholder” refers to a controlling shareholder within the meaning of Article 62 herein;

(2) in the case of a repurchase of shares by an off-market agreement pursuant to Article 34, an “interested shareholder” refers to a shareholder to whom the proposed agreement relates;

(3) in the case of a restructuring of the Company, an “interested shareholder” refers to a shareholder who assumes a relatively lower proportion of obligation than the obligations imposed on shareholders of that class under the proposed restructuring or who has an interest in the proposed restructuring different from the general interests of the shareholders of that class.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
90.	Article 91

Resolutions of a class of shareholders shall be passed by votes representing more than two- thirds of the voting rights of shareholders of that class represented at the relevant meeting who, according to Article 90, are entitled to vote thereat.

Article 120

Resolutions of a class of shareholders shall be passed by votes representing more than two- thirds of the voting rights of shareholders of that class represented at the relevant meeting who, according to Article 119, are entitled to vote thereat.

91.	Article 94

Apart from the holders of other classes of shares, the holders of the Domestic Shares and holders of Overseas-Listed Foreign- Invested Shares shall be deemed to be holders of different classes of shares.

The special procedures for approval by a class of shareholders shall not apply in the following circumstances:

(1) where the Company issues, upon the approval by special resolution of its shareholders in a general meeting once every twelve (12) months, either separately or concurrently, issue not more than 20% of each of its issued and outstanding Domestic Shares and Overseas-Listed Foreign-Invested Shares that has been issued; or

(2) where the Company’s plan to issue Domestic Shares and Overseas-Listed Foreign-Invested Shares at the time of its establishment is carried out within fifteen (15) months from the date of approval of the securities authority of the State Council.

Article 123

Apart from the holders of other classes of shares, the holders of the ~~Domestic~~AShares and holders of Overseas-Listed Foreign- Invested Shares shall be deemed to be holders of different classes of shares.

The special procedures for approval by a class of shareholders shall not apply in the following circumstances:

(1) where the Company issues, upon the approval by special resolution of its shareholders in a general meeting once every twelve (12) months, either separately or concurrently, not more than 20% of each of its issued and outstanding ~~Domestic~~AShares and Overseas-Listed Foreign-Invested Shares that has been issued; or

(2) where the Company’s plan to issue ~~Domestic~~AShares and Overseas-Listed Foreign-Invested Shares at the time of its establishment is carried out within fifteen (15) months from the date of approval of the securities authority of the State Council.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
	CHAPTER 10	THE BOARD OF DIRECTORS	CHAPTER 10	THE BOARD OF DIRECTORS
92.	Article 95

The Company shall have a board of directors. The board of directors shall consist of twelve (12) directors, of which four (4) shall be independent (non-executive) directors (representing directors who are independent from the Company’s shareholders and do not hold any positions within the Company).

The board of directors shall have one (1) Chairperson.

Where necessary, the board of directors may establish audit, remuneration, nomination and other specialised committees.

Article 124

The Company shall have a board of directors~~;~~ the board of directors shall be accountable to the shareholders’ general meeting. The board of directors shall consist of twelve (12) directors, of which four (4) shall be independent ~~(non-executive)~~ directors (representing directors who are independent from the Company’s shareholders and do not hold any positions within the Company).

The board of directors shall have one (1) Chairperson.

The board of directors shall have an audit committee, and where necessary, ~~the board of directors may establish audit,~~ remuneration, nomination and other specialised committees may be established. Special committees (or “specialised committees”) shall be accountable to the board of directors, perform duties in accordance with the Articles of Association and the authorisation of the board of directors and submit proposals for the consideration and decision of the board of directors. All members of specialised committees shall be comprised of directors, among which independent directors shall be the majority and act as the convener in the audit, nomination and remuneration committees, and the convener of the audit committee shall be a person specialised in accountancy. The board of directors shall be accountable to the formulation of working procedures of specialised committees to regulate their operations.

93.			Article 125	The board of directors shall formulate the rules of procedures of the board of directors, so as to ensure the board of directors implements the resolutions adopted at the shareholders’ general meeting, improves work efficiency and ensures scientific decision-making. The rules of procedures of the board of directors formulated by the board of directors shall be approved at the shareholders’ general meeting.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
94.	Article 96

Directors shall be elected at the shareholders’ general meeting for a term of three (3) years. At the expiry of a director’s term, the director may stand for re-election and reappointment for a further term.

The minimum period during which written notice given to the Company of the intention to propose a person for election as a director, and during which written notice to the Company by such person of his/her willingness to be elected may be given, will be at least 7 days. Such period will commence no earlier than the day after the despatch of the notice of the meeting for the purpose of considering such election and shall end no later than 7 days prior to the date of such meeting.

Nine (9) members of the first session of the board of directors shall be nominated by the promoters of the Company and elected at the Company’s inaugural meeting. The number of directors elected for each subsequent session of the board of directors shall not be less than that stipulated in Article 95 or more than the maximum determined at the shareholders’ general meeting by an ordinary resolution. Where the number of directors elected by voting exceeds the maximum number of directors proposed, directors shall be appointed according to the maximum number proposed and on the basis that those who get the highest votes shall be appointed.

Article 126

Directors shall be elected or replaced at the shareholders’ general meeting for a term of three (3) years. At the expiry of a director’s term, the director may stand for re-election and reappointment for a further term. However, independent directors shall not serve for more than six (6) consecutive years.

The term of a director shall be calculated from the date upon which the director assumes office to the expiry of the current board of directors. If the term of office of a director expires but re-election is not made responsively, the said director shall continue fulfilling the duties as director pursuant to laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchanges where the shares of the Company are listed and provisions of the Articles of Association until a newly elected director assumes office.

The board of directors and the shareholders holding, individually or collectively, more than 3% of the issued shares of the Company may nominate director (other than independent director) candidates.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

Subject to compliance with all relevant laws and administrative regulations, the shareholders’ general meeting may by ordinary resolution remove any director prior to the expiration of such director’s term of office. However, such director’s right to claim for damages pursuant to any contract due to his/her loss of office shall not be affected.

The Chairperson shall be elected and removed by more than half of all of the members of the board of directors. The term of office of each of the Chairperson is three (3) years. The Chairperson may stand for re-election and may be elected for a further term.

The external directors shall have sufficient time and necessary knowledge and ability to perform their duties. When an external director performs his/her duties, the Company must provide necessary information and independent (non-executive) directors may directly report to the shareholders’ meeting, the securities regulatory authority under the State Council and other relevant departments.

The executive directors shall handle matters as authorised by the board of directors.

The directors shall not be required to hold shares in the Company.

The board of directors, the supervisory committee and the shareholders holding, individually or collectively, 1% or more of the issued shares of the Company may propose independent director candidates, which is subject to the election and decision of the shareholders’ general meeting.

The minimum period during which written notice given to the Company of the intention to propose a person for election as a director, and during which written notice to the Company by such person of his/her willingness to be elected may be given, will be at least 7 days. Such period will commence no earlier than the day after the despatch of the notice of the meeting for the purpose of considering such election and shall end no later than 7 days prior to the date of such meeting.

Nine (9) members of the first session of the board of directors shall be nominated by the promoters of the Company and elected at the Company’s inaugural meeting. The number of directors elected for each subsequent session of the board of directors shall not be less than that stipulated in Article 124 or more than the maximum determined at the shareholders’ general meeting by an ordinary resolution. Where the number of directors elected by voting exceeds the maximum number of directors proposed, directors shall be appointed according to the maximum number proposed and on the basis that those who get the highest votes shall be appointed.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

Subject to compliance with all relevant laws and administrative regulations, the shareholders’ general meeting may by ordinary resolution remove any director prior to the expiration of such director’s term of office. However, such director’s right to claim for damages pursuant to any contract due to his/her loss of office shall not be affected.

The Chairperson shall be elected and removed by more than half of all of the members of the board of directors. The term of office of each of the Chairperson is three (3) years. The Chairperson may stand for re-election and may be elected for a further term.

The external directors shall have sufficient time and necessary knowledge and ability to perform their duties. When an external director performs his/her duties, the Company must provide necessary information and independent ~~(non-executive)~~ directors may directly report to the shareholders’ meeting, the securities regulatory authority under the State Council and other relevant departments.

The executive directors shall handle matters as authorised by the board of directors.

The directors shall not be required to hold shares in the Company.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
95.			Article 127

The directors may, before the expiration of the term of office, tender their resignations; they shall submit their resignation report in writing to the board of directors. The board of directors will disclose the relevant situation within two (2) trading days.

If the membership of the board of directors falls below the quorum as a result of the resignation of a director, the original director shall, before the re-elected director takes his/her office, perform the duties as director in accordance with laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchanges where the shares of the Company are listed and provisions of the Articles of Association. Except for the situation that the membership of the board of directors falls below the quorum as a result of the resignation of a director set out in this Article, the resignation of the director shall take effect once the resignation report is served to the board of directors unless a later resignation effective date is specified in the resignation report.

If any director fails to attend the meetings of the board of directors in person or by proxy for two (2) consecutive times, the said director shall be deemed incapable of performing his/her duties, and the board of directors shall suggest that the shareholders’ general meeting remove the said director.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
96.	Article 97

The board of directors is accountable to the shareholders in general meeting and exercises the following functions and powers:

(1) to be responsible for the convening of the shareholders’ general meetings and to report on its work to the shareholders in general meeting;

(2) to implement the resolutions passed by the shareholders in general meeting;

(3) to determine the Company’s business plans and investment proposals;

(4) to formulate the Company’s annual financial budgets and final accounts;

(5) to formulate the Company’s profit distribution proposal and loss recovery proposal;

(6) to formulate the Company’s debt and financial policies, proposals for the increase or reduction of the Company’s registered capital and for the issuance of the Company’s debentures;

(7) to draw up the Company’s material acquisition and disposal proposals and plans for the merger, division or dissolution of the Company;

(8) to decide on the Company’s internal management structure;

(9) to appoint or remove the Company’s general manager and to appoint or remove the deputy general managers, and financial deputy general manager of the Company based on the recommendations of the general manager; to appoint or remove the secretary of the board of directors, and to decide on their remuneration;

Article 128

The board of directors is accountable to the shareholders in general meeting and exercises the following functions and powers:

(1) to be responsible for the convening of the shareholders’ general meetings and to report on its work to the shareholders in general meeting;

(2) to implement the resolutions passed by the shareholders in general meeting;

(3) to determine the Company’s business plans and investment proposals;

(4) to formulate the Company’s annual financial budgets and final accounts;

(5) to formulate the Company’s profit distribution proposal and loss recovery proposal;

(6) to formulate the Company’s debt and financial policies, proposals for the increase or reduction of the Company’s registered capital, for the issuance of the Company’s debentures or other securities, and for public offering;

(7) to draw up the Company’s material acquisition and disposal proposals, purchase of the Company’s shares and plans for the merger, division or dissolution of the Company or change of corporate form;

(8) to determine the matters such as the external investments, acquisitions and disposals of assets, pledge of assets, external guarantees, entrusted financial management product and related-party transactions;

(89) to decide on the Company’s internal ~~ma~~nagement structure;

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

(10) to decide on the establishment of the Company’s branch organisations;

(11) to formulate proposals for amendment of the Company’s Articles of Association;

(12) to formulate the basic management structure of the Company;

(13) except matters that the Company Law and these Articles of Association require to be resolved by the shareholders in general meeting, to decide on other material and administrative matters of the Company and to execute other material agreements;

(14) to perform any other functions or exercise any other powers conferred by the shareholders in general meeting or these Articles of Association.

Other than the board of directors’ resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (11) of this Article, which shall be passed by the affirmative vote of more than two-thirds of all the directors, the board of directors’ resolutions in respect of all other matters may be passed by the affirmative vote of a simple majority of the directors.

Resolutions made by the board of directors on the Company’s connected transactions shall come into effect only after they are signed by the independent (non-executive) directors.

(~~9~~10) to appoint or remove the Company’s general manager and to appoint or remove the deputy general managers, and financial deputy general manager and other senior management personnel of the Company based on the recommendations of the general manager; to appoint or remove the secretary of the board of directors, and to decide on the remuneration and the awards and penalties of persons above;

~~(10) to decide on the establishment of the Company’s branch organisations;~~

(11) to formulate proposals for amendment of the Company’s Articles of Association;

(12) to formulate the basic management structure of the Company;

(13) to manage information disclosures of the Company;

(14) to propose at the shareholders’ general meetings for appointment or replacement of an accountancy firm to conduct an audit for the Company;

(15) listening to the work report of the general manager of the Company and examining the work thereof;

(~~13~~16) except matters that the Company Law and these Articles of Association require to be resolved by the shareholders in general meeting, to decide on other material and administrative matters of the Company and to execute other material agreements;

(~~14~~17) to perform any other functions or exercise any other powers conferred by the shareholders in general meeting or these Articles of Association.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

Other than the board of directors’ resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (11) of this Article, which shall be passed by the affirmative vote of more than two-thirds of all the directors, the board of directors’ resolutions in respect of all other matters may be passed by the affirmative vote of a simple majority of the directors.

~~Resolutions made by the board of directors on the Company’s connected transactions shall come into effect only after they are signed by the independent (non-executive) directors.~~

97.			Article 130	The board of directors of the Company shall make explanations to the shareholders’ general meeting in relation to the non- standard audit opinions expressed by the certified public accountants in the financial reports of the Company.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
98.			Article 131

Any related-party transactions between the Company and its related parties that are required to be submitted to the board of directors for its deliberation in accordance with laws, administrative regulations, relevant regulatory documents, the rules of the stock exchange where the Company’s shares are listed, the Articles of Association and other corporate governance documents, shall be approved by the board of directors.

The director, affiliated with companies involved in matters resolved by the Board meeting, shall not exercise his/her own voting rights on such resolutions, or represent other directors to do so. A meeting of the board of directors may be held with the presence of more than half of all the non-related directors. A resolution adopted at such a meeting shall be passed by more than half of all the non-related directors. If the number of non-related directors present is less than three (3), the matter shall be submitted to the shareholders’ general meeting for deliberation.

The Company’s material related-party transactions shall be disclosed in accordance with relevant laws, regulations and relevant requirements of the Securities Regulatory Authorities in the place where the Company’s shares are listed.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
99.	Article 100

The Chairperson of the board of directors shall exercise the following powers:

(1) to preside over shareholders’ general meetings and to convene and preside over meetings of the board of directors;

(2) to organise the implementation of the duties of the board of directors and to check on the implementation status of resolutions passed by the board of directors at its meetings;

(3) to sign the securities certificates issued by the Company;

(4) to exercise other powers conferred by the board of directors.

When the Chairperson is unable to exercise his/her powers, such powers shall be exercised by the executive director who has been designated by the Chairperson to exercise such powers on his/her behalf.

Article 133

The Chairperson of the board of directors shall exercise the following powers:

(1) to preside over shareholders’ general meetings, to convene and preside over meetings of the board of directors and to arrange the chairperson of the specialised committees under the board of directors (or the convener) to answer questions at the shareholders’ general meeting, and if the chairperson of the specialised committees under the board of directors (or the convener) is absent, other members of the specialised committee shall answer questions on his/her behalf;

(2) to organise the implementation of the duties of the board of directors and to check on the implementation status of resolutions passed by the board of directors at its meetings;

(3) to sign the securities certificates issued by the Company, important documents of the board of directors and other documents signed by the legal representative of the Company;

(4) to exercise other powers conferred by the board of directors.

When the Chairperson is unable to exercise his/her powers, such powers shall be exercised by the ~~executive~~ director who has been designated by the Chairperson to exercise such powers on his/her behalf. If the Chairperson fails to perform his/her power and to designate other directors to exercise such powers on his/her behalf for any reason, a director can be jointly elected by more than half of the directors to perform such powers on the Chairperson’s behalf.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
100.	Article 101	Meetings of the board of directors shall be held at least twice every year and shall be convened by the Chairperson of the board of directors. All of the directors should be notified about the meeting ten (10) days beforehand. Where there is an urgent matter, an extraordinary meeting of the board of directors may be held if it is so requested by six (6) of the directors, the Chairperson of the board of directors or the Company’s general manager. Such extraordinary meeting shall not be subject to the provisions of Article 102 on notice of the meetings.	Article 134

Meetings of the board of directors shall be held at least twice every year and shall be convened by the Chairperson of the board of directors. All of the directors and supervisors should be notified about the meeting ten (10) days beforehand. ~~Where there is an urgent matter, an extraordinary meeting of the board of directors may be held if it is so requested by six (6) of the directors, the Chairperson of the board of directors or the Company’s general manager. Such extraordinary meeting shall not be subject to the provisions of Article 102 on notice of the meetings.~~ The Chairperson shall convene the extraordinary meeting of the board of directors within ten (10) days under the one of the following circumstances:

(1) upon request by the shareholders representing more than 10% voting rights;

(2) upon request by the Chairperson;

(3) upon joint request by more than one-third of the directors;

(4) upon joint request by more than one half of the independent directors;

(5) upon request by the supervisor committee;

(6) upon request by the general manager of the Company;

(7) when other circumstances are required by laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchanges where the shares of the Company are listed and provisions of the Articles of Association.

When the board of directors convenes an extraordinary meeting of the board of directors, the board of directors shall announce the notice within five (5) days prior to the meeting. In urgent cases where there is a need to convene an extraordinary meeting of the board of directors as soon as possible, the notice convening the meeting may be given at any time, but the convener shall make an explanatory statement at the meeting.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

101.	Article 102

Notice of meetings of the board of directors shall be delivered as follows:

(1) For regular meetings of the board of directors of which the time and venue have been stipulated by the board of directors beforehand, no notice of the convening of such meetings will be needed.

(2) For meetings of the board of directors of which the time and venue have not been decided by the board of directors beforehand, the Chairperson of the board of directors shall notify the directors of the time and venue of such meeting 10 days in advance by telex, by telegram, by fax, by express courier service or by registered mail or in person, unless otherwise provided for in Article 101.

(3) Notice of meetings may be served in Chinese, with an English translation attached thereto when necessary, and in each case accompanied by a meeting agenda. A director may waive his/her right to receive notice of a board meeting.

Article 135

Notice of meetings of the board of directors shall be delivered as follows:

~~(1) For regular meetings of the board of directors of which the time and venue have been stipulated by the board of directors beforehand, no notice of the convening of such meetings will be needed.~~

(~~2~~1) ~~For meetings of the board of directors of which the time and venue have not been decided by the board of directors beforehand, the Chairperson of the board of directors shall notify~~The notice of the meeting shall be served to the directors ~~of the time and venue of such meeting 10 days in advance~~ by telex (including emails), by telegram, by fax, by express courier service or by registered mail or in person, unless otherwise provided for in Article 134.

(~~3~~2) Notice of meetings may be served in Chinese, with an English translation attached thereto when necessary, and in each case accompanied by a meeting agenda. A director may waive his/her right to receive notice of a board meeting.

(3) The notice of the meeting of the board of directors shall include the following contents:

1. the date and venue of the meeting;

2. the duration of the meeting;

3. the issues and proposals;

4. the date of issuing the notice.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

102.	Article 103

In strict compliance with the required procedures, all executive and external directors must be notified about the material matters that must be decided by the board of directors within the time limit stipulated in Article 102, and sufficient materials must be provided at the same time. Directors may request for supplementary information. If more than one-fourth of the total number of directors or more than two external directors consider that the materials provided are not sufficient or the supporting arguments are not clear, they may jointly propose to postpone the meeting or postpone the discussion of certain matters on the agenda of the meeting and the board of directors shall accept such proposal.

Notice of a meeting shall be deemed to have been given to any director who attends the meeting and does not protest against, before or at its commencement, any lack of notice.

Any regular or extraordinary meeting of the board of directors may be held by way of telephone conferencing or with the assistance of similar communication equipment so long as all directors participating in the meeting can hear and communicate with each other clearly. All such directors shall be deemed to be present in person at the meeting.

Article 136

In strict compliance with the required procedures, all executive and external directors must be notified about the material matters that must be decided by the board of directors within the time limit stipulated in Article 134, and sufficient materials must be provided at the same time. Directors may request for supplementary information. If more than one-fourth of the total number of directors or more than two external directors consider that the materials provided are not sufficient or the supporting arguments are not clear, they may jointly propose to postpone the meeting or postpone the discussion of certain matters on the agenda of the meeting and the board of directors shall accept such proposal.

Notice of a meeting shall be deemed to have been given to any director who attends the meeting and does not protest against, before or at its commencement, any lack of notice.

~~Any regular or extraordinary meeting of the board of directors may be held by way of telephone conferencing or with the assistance of similar communication equipment so long as all directors participating in the meeting can hear and communicate with each other clearly. All such directors shall be deemed to be present in person at the meeting.~~

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
103.	Article 104	A board of directors meeting shall only be convened if more than half of the board of directors are present (including any directors appointed pursuant to Article 105 to attend the meeting as the representatives of other directors). Each director has one (1) vote. All resolutions require the affirmative votes of more than half of all the board of directors in order to be passed. In the case of equal number of votes for and against a resolution, the Chairperson of the board of directors is entitled to cast one (1) more vote.	Article 137	Unless otherwise provided in the Articles of Association, a board of directors meeting shall only be convened if more than half of the board of directors are present (including any directors appointed pursuant to Article 138 to attend the meeting as the representatives of other directors). Each director has one (1) vote. All resolutions require the affirmative votes of more than half of all the board of directors in order to be passed. In the case of equal number of votes for and against a resolution, the Chairperson of the board of directors is entitled to cast one (1) more vote.

104.	Article 105

Directors shall attend the meetings of the board of directors in person. Where a director is unable to attend a meeting for any reason, he may by a written power of attorney appoint another director to attend the meeting on his/her behalf. The power of attorney shall set out the scope of the authorisation.

A Director appointed as the representative of another director to attend the meeting shall exercise the rights of a director within the scope of authority conferred by the appointing director. Where a director is unable to attend a meeting of the board of directors and has not appointed the representative to attend the meeting on his/her behalf, he shall be deemed to have waived his/her right to vote at the meeting.

Expenses incurred by a director for attending a meeting of the board of directors shall be paid by the Company. These expenses include the costs of transportation between the premises of the director and the venue of the meeting in different cities and accommodation expenses during the meeting. Rent of the meeting place, local transportation costs and other reasonable out- of-pocket expenses shall be paid by the Company.

Article 138

Directors shall attend the meetings of the board of directors in person. Where a director is unable to attend a meeting for any reason, he may by a written power of attorney appoint another director to attend the meeting on his/her behalf (however, if an independent director is unable to attend the meeting in person, he/she shall authorise another independent director to attend the meeting on his/her behalf). The power of attorney shall set out the name of the proxy, entrusted matters, the scope of the authorisation and the effective period, and shall be signed or sealed by the appointing director.

A Director appointed as the representative of another director to attend the meeting shall exercise the rights of a director within the scope of authority conferred by the appointing director. Where a director is unable to attend a meeting of the board of directors and has not appointed the representative to attend the meeting on his/her behalf, he shall be deemed to have waived his/her right to vote at the meeting.

Expenses incurred by a director for attending a meeting of the board of directors shall be paid by the Company. These expenses include the costs of transportation between the premises of the director and the venue of the meeting in different cities and accommodation expenses during the meeting. Rent of the meeting place, local transportation costs and other reasonable out- of-pocket expenses shall be paid by the Company.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
105.	Article 106	The board of directors may accept a written resolution in lieu of a board meeting provided that a draft of such written resolution shall be delivered to each director in person, by mail, by telegram or by fax. If the board of directors has delivered such proposed written resolution to all the directors and the directors who signed and approved such resolution have reached the required quorum, and the same has been delivered to the secretary of the board of directors, such resolution shall become a board resolution and a board meeting need not be convened.	Article 139

~~The board of directors may accept a written resolution in lieu of a board meeting provided that a draft of such written resolution shall be delivered to each director in person, by mail, by telegram or by fax. If the board of directors has delivered such proposed written resolution to all the directors and the directors who signed and approved such resolution have reached the required quorum, and the same has been delivered to the secretary of the board of directors, such resolution shall become a board resolution and a board meeting need not be convened~~.

A board of directors meeting shall be held by way of physical meeting in principle. In circumstances where opinions of directors are sufficiently conveyed, a board of directors meeting may, with the approval of the convener (moderator) and proposer, adopt the forms of video conference or teleconference or deliberation in writing, and may also adopt the forms of physical meeting and other forms simultaneously if necessary.

Where the meeting is not held by way of physical meeting, the number of the directors who attend the meeting shall be counted according to directors present via video conference or directors proposing comments in the conference calls or faxes or emails and other written certificate documents actually received within a prescribed time limit.

Where a board of directors meeting is held via video or telephone, it shall be ensured that directors at the meeting can hear others clearly and communicate with others normally.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
The voting methods at a meeting of the board of directors are as follows: vote by poll in writing or vote by a show of hands (or voice vote). Each director has one vote. The meeting held by way of physical meeting shall adopt the method of voting by poll in writing or voting by a show of hands (or voice vote). The meeting held via video or telephone may adopt the method of voting by a show of hands (or voice vote), but directors who attend the meeting shall record the vote in writing as soon as possible, and the directors’ voting by a show of hands (or voice vote) shall have the same effect with the vote in writing; however, if the certificate of the vote in writing (if any) is inconsistent with the voting opinion expressed by vote by a show of hands (or voice vote) during the meeting held via video or telephone, the voting opinion expressed during the meeting held via video or telephone shall prevail. A meeting held by way of written resolutions shall adopt the method of voting by poll in writing, and directors who vote shall fulfill relevant signing procedures within the valid period stated in the notice of the meeting.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
106.	Article 107

The board of directors shall keep minutes of matters considered and resolutions passed at meetings of the board of directors in Chinese. Opinions of the independent (non-executive) directors shall be clearly stated in the resolutions of the board of directors. The minutes of each board meeting shall be provided to all the directors promptly. Directors who wish to amend or supplement the minutes shall submit the proposed amendments to the Chairperson in writing within one week after receipt of the meeting minutes. After the minutes have been finalised, they shall be signed by the directors present at the meeting and by the person who recorded the minutes. The minutes of board meetings shall be kept at the registered address of the Company in the PRC and a complete copy of the minutes shall be promptly sent to each director.

The directors shall be liable for the resolutions of the board of directors. If a resolution of the board of directors violates the laws, administrative regulations or the Company’s Articles of Association and the Company suffers serious losses as a result, the directors who participated in the passing of such resolution are liable to compensate the Company therefore such losses. However, if it has been proven that a director expressly objected to the resolution when the resolution was voted on, and that such objection was recorded in the minutes of the meeting, such director may be released from such liability.

Article 140

The board of directors shall keep minutes of matters considered and resolutions passed at meetings of the board of directors in Chinese. The minutes of the meetings of board of directors shall include the followings:

(1) the date and venue of the meeting and the name of the convener;

(2) the names of the directors present and names of directors (proxy) being appointed to attend the meeting of board of directors on other’s behalf;

(3) the agenda;

(4) the main points of directors’ speeches;

(5) the voting method and result of each resolution (the voting result shall specify the number of votes for, against or abstention).

Opinions of the independent ~~(non-executive)~~ directors shall be clearly stated in the resolutions of the board of directors. The minutes of each board meeting shall be provided to all the directors promptly. Directors who wish to amend or supplement the minutes shall submit the proposed amendments to the Chairperson in writing within one (1) week after receipt of the meeting minutes. After the minutes have been finalised, they shall be signed by the directors present at the meeting and by the person who recorded the minutes. The minutes of board meetings shall be kept at the registered address of the Company in the PRC and a complete copy of the minutes shall be promptly sent to each director. Minutes of the meetings of board of directors shall be kept by the secretary of the board of directors and filed with the Company for at least ten (10) years from the date of the meeting.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
The directors shall be liable for the resolutions of the board of directors. If a resolution of the board of directors violates the laws, administrative regulations or the Company’s Articles of Association and the Company suffers serious losses as a result, the directors who participated in the passing of such resolution are liable to compensate the Company therefore such losses. However, if it has been proven that a director expressly objected to the resolution when the resolution was voted on, and that such objection was recorded in the minutes of the meeting, such director may be released from such liability.

107.			Article 141	In the absence of specification in the Articles of Association or legitimate authorisation by the board of directors, no director shall act in his/her personal capacity on behalf of the Company or the board of directors. When a director acts in his/her personal capacity, but a third party may reasonably believe that the director is representing the Company or the board of directors, that director shall declare his/her stance and identity in advance.

	CHAPTER 11	SECRETARY OF THE BOARD OF DIRECTORS	CHAPTER 11	SECRETARY OF THE BOARD OF DIRECTORS

108.	Article 108

The Company shall have one (1) secretary of the board of directors. The secretary shall be a senior management personnel of the Company.

Where necessary, the board of directors may establish a secretarial group of the board of directors.

Article 142

The Company shall have one (1) secretary of the board of directors. The secretary shall be a senior management personnel of the Company.

Where necessary, the board of directors may establish a secretarial ~~group~~ office of the board of directors.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
109.	Article 109

The secretary of the Company’s board of directors shall be a natural person who has the requisite professional knowledge and experience, and shall be appointed by the board of directors.

The main tasks of the secretary of the board of directors include:

(1) to assist the directors in the day-to-day work of the board of directors, to continuously provide the directors with, to remind the directors of and to ensure that the directors understand the regulations, policies and requirements of the foreign and domestic regulatory authorities on the operation of the Company, to assist the directors and the general manager to effectively implement relevant foreign and domestic laws, regulations, the Company’s Articles of Association and other relevant regulations when carrying out their duties;

(2) to be responsible for the organisation and preparation of documents for board meetings and shareholders’ meetings, to take proper meeting minutes, to ensure that the resolutions passed at the meetings comply with statutory procedures and to be knowledgeable about the implementation of the resolutions of the board of directors;

(3) to be responsible for the organisation and coordination of information disclosure, to coordinate the relationship with investors and to increase transparency of the Company;

(4) to participate in the structuring of financing through the capital markets;

(5) to deal with intermediaries, regulatory authorities and media, and to maintain good public relations.

Article 143

The secretary of the Company’s board of directors shall be a natural person who has the requisite professional knowledge and experience, and shall be appointed by the board of directors.

The main tasks of the secretary of the board of directors include:

(1) to assist the directors in the day-to-day work of the board of directors, to continuously provide the directors with, to remind the directors of and to ensure that the directors understand the regulations, policies and requirements of the foreign and domestic regulatory authorities on the operation of the Company, to assist the directors and the general manager to effectively implement relevant foreign and domestic laws, regulations, the Company’s Articles of Association and other relevant regulations when carrying out their duties;

(2) to be responsible for the organisation and preparation of documents for board meetings and shareholders’ meetings, to take proper meeting minutes, to ensure that the resolutions passed at the meetings comply with statutory procedures and to be knowledgeable about the implementation of the resolutions of the board of directors;

(3) to be responsible for the organisation and coordination of information disclosure, to coordinate the relationship with investors and to increase transparency of the Company;

(4) to participate in the structuring of financing through the capital markets;

(5) to deal with intermediaries, regulatory authorities and media, and to maintain good public relations.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

Duties of the secretary of the board of directors include:

(1) to organise and prepare for the board meetings and shareholders’ meetings, to prepare documents for the meetings, to make relevant arrangements for the meetings, to be responsible for taking meeting minutes, to ensure the accuracy of the records, to keep meeting documents and minutes and to take proactive steps to become knowledgeable about the implementation of relevant resolutions; to report to and advise the board of directors on important issues during implementation of the resolutions.

(2) to ensure that material decisions of the board of directors are implemented in strict compliance with the required procedures; upon request by the board of directors, to participate in, and to organise the consultation and analysis of matters to be decided by the board of directors and provide relevant advice and recommendations thereon; to carry out the day-to-day work of the board of directors and its relevant committees upon delegation.

(3) to act as a contact point between the Company and securities regulatory authorities, to be responsible for the organisation of the preparation and timely submission of documents required by the regulatory authorities, responsible for carrying out the tasks given by the regulatory authorities and organising their accomplishment.

~~Duties of the secretary of the board of directors include:~~

~~(1) to organise and prepare for the board meetings and shareholders’ meetings, to prepare documents for the meetings, to make relevant arrangements for the meetings, to be responsible for taking meeting minutes, to ensure the accuracy of the records, to keep meeting documents and minutes and to take proactive steps to become knowledgeable about the implementation of relevant resolutions; to report to and advise the board of directors on important issues during implementation of the resolutions.~~

~~(2) to ensure that material decisions of the board of directors are implemented in strict compliance with the required procedures; upon request by the board of directors, to participate in, and to organise the consultation and analysis of matters to be decided by the board of directors and provide relevant advice and recommendations thereon; to carry out the day-to-day work of the board of directors and its relevant committees upon delegation.~~

~~(3) to act as a contact point between the Company and securities regulatory authorities, to be responsible for the organisation of the preparation and timely submission of documents required by the regulatory authorities, responsible for carrying out the tasks given by the regulatory authorities and organising their accomplishment.~~

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

(4) to be responsible for coordinating and organising the Company’s information disclosure, to set up a sound information disclosure system, to participate in all the meetings of the Company in relation to information disclosure, to timely obtain important business decisions and the relevant information. (5) to be responsible for keeping price sensitive information of the Company confidential and to formulate an effective system of maintaining confidentiality and related measures; to take necessary remedial actions in the event of the unintended disclosure for whatever reason of any price sensitive information of the Company; and to make prompt explanations and clarifications and notify the regulatory authority of the overseas listing place and CSRC thereof.

(6) to be responsible for the coordination and organisation of market promotions, to coordinate visits to the Company, to deal with relationship with investors, to maintain communication with investors, intermediaries and media, to be responsible for coordinating and answering questions raised by the public, and to ensure that the investors promptly obtain the information disclosed by the Company; to organise and prepare for marketing and promotion activities outside and in the PRC, to draw up summary reports on market promotion activities and important visits to the Company and to organise the reporting of the same to CSRC.

(7) to be responsible for administering and keeping the register of the members of the Company, the register of the directors of the Company, the shareholding of major shareholders and directors and list of the holders of the issued and outstanding debentures of the Company in issue.

~~(4) to be responsible for coordinating and organising the Company’s information disclosure, to set up a sound information disclosure system, to participate in all the meetings of the Company in relation to information disclosure, to timely obtain important business decisions and the relevant information. (5) to be responsible for keeping price sensitive information of the Company confidential and to formulate an effective system of maintaining confidentiality and related measures; to take necessary remedial actions in the event of the unintended disclosure for whatever reason of any price sensitive information of the Company; and to make prompt explanations and clarifications and notify the regulatory authority of the overseas listing place and CSRC thereof.~~

~~(6) to be responsible for the coordination and organisation of market promotions, to coordinate visits to the Company, to deal with relationship with investors, to maintain communication with investors, intermediaries and media, to be responsible for coordinating and answering questions raised by the public, and to ensure that the investors promptly obtain the information disclosed by the Company; to organise and prepare for marketing and promotion activities outside and in the PRC, to draw up summary reports on market promotion activities and important visits to the Company and to organise the reporting of the same to CSRC.~~

~~(7) to be responsible for administering and keeping the register of the members of the Company, the register of the directors of the Company, the shareholding of major shareholders and directors and list of the holders of the issued and outstanding debentures of the Company in issue.~~

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

(8) to assist the directors and the general manager in complying with foreign and domestic laws, regulations, the Company’s Articles of Association and other relevant regulations in exercising their powers. After becoming aware that any resolutions made or likely to be made by the Company are in breach of relevant regulations, the secretary is obliged to give prompt warnings and shall have the right to report such facts to the CSRC and other regulatory authorities.

(9) to coordinate the provision of necessary information required by the Company’s supervisory committee and other examination body for their supervisory functions, and assist them in their investigation on the relevant financial officer, directors of the Company and general manager on whether they have satisfied their responsibility for trust-worthiness.

(10) to exercise other powers and duties authorised by the board of directors and other powers and duties required in the overseas listing jurisdiction.

~~(8) to assist the directors and the general manager in complying with foreign and domestic laws, regulations, the Company’s Articles of Association and other relevant regulations in exercising their powers. After becoming aware that any resolutions made or likely to be made by the Company are in breach of relevant regulations, the secretary is obliged to give prompt warnings and shall have the right to report such facts to the CSRC and other regulatory authorities.~~

~~(9) to coordinate the provision of necessary information required by the Company’s supervisory committee and other examination body for their supervisory functions, and assist them in their investigation on the relevant financial officer, directors of the Company and general manager on whether they have satisfied their responsibility for trust-worthiness.~~

~~(10) to exercise other powers and duties authorised by the board of directors and other powers and duties required in the overseas listing jurisdiction.~~

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
	CHAPTER 12	GENERAL MANAGER	CHAPTER 12	GENERAL MANAGER
110.	Article 112

The Company shall have a general manager who shall be appointed or dismissed by the board of directors.

The Company shall have several deputy general managers, and financial deputy general manager who shall assist the general manager. The deputy general managers and financial deputy general manager shall be nominated by the general manager and appointed or dismissed by the board of the directors.

A member of the board of directors may act concurrently as the general manager or deputy general manager.

Article 146

The Company shall have a general manager who shall be appointed or dismissed by the board of directors. The term of office of a general manager shall be three (3) years and he may serve consecutive terms if re-elected.

The Company shall have several deputy general managers, and financial deputy general manager who shall assist the general manager. The deputy general managers and financial deputy general manager shall be nominated by the general manager and appointed or dismissed by the board of the directors. Unless otherwise specified, in the Articles of Association, “general manager” refers to the president, “deputy general manager” refers to the vice executive president, and “deputy financial manager” refers to the chief financial officer.

A member of the board of directors may act concurrently as the general manager or deputy general manager. Any person who holds administrative positions other than directors and supervisors in the Company’s corporate controlling shareholder shall not serve as senior management personnel of the Company, unless otherwise required by the governing authorities or Securities Regulatory Authorities.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
111.			Article 147

The general managers shall formulate the working rules for general managers which shall be implemented upon the approval of the board of directors.

The working rules for general managers consist of the following contents:

(1) the conditions to convene, procedures for and participants of meetings of general managers;

(2) specific duties and respective works for each of general managers, deputy general managers, financial deputy general manager and other senior management personnel;

(3) the Company’s funds, assets utilisation, the authority of entering into significant contracts, and the system for reporting to the board of directors and the supervisory committee;

(4) other matters considered necessary by the board of directors.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
112.	Article 113

The general manager shall be accountable to the board of directors and shall exercise the following functions and powers:

(1) to be in charge of the Company’s production, operation and management and to organise the implementation of the resolutions of the board of directors;

(2) to organise the implementation of the Company’s annual business plan and investment proposal;

(3) to devise the establishment of the Company’s internal management structure; (4) to draft plans for the establishment of the Company’s branch organisations;

(5) to devise the Company’s basic management system;

(6) to formulate basic rules and regulations of the Company;

(7) to propose the appointment or dismissal of the deputy general managers and financial deputy general manager of the Company;

(8) to appoint or dismiss management personnel other than those required to be appointed or dismissed by the board of directors;

(9) other powers conferred by the Company’s Articles of Association and the board of directors.

Article 148

The general manager shall be accountable to the board of directors and shall exercise the following functions and powers:

(1) to be in charge of the Company’s production, operation and management and to organise the implementation of the resolutions of the board of directors, and to report works to the board of directors;

(2) to organise the implementation of the Company’s annual business plan and investment proposal;

(3) to devise the establishment of the Company’s internal management structure;

~~(4) to draft plans for the establishment of the Company’s branch organisations;~~

(~~5~~4) to devise the Company’s basic management system;

(~~6~~5) to formulate basic rules and regulations of the Company;

(~~7~~6) to propose the appointment or dismissal of the deputy general managers and financial deputy general manager of the Company; (87) t~~o~~ appoint or dismiss management personnel other than those required to be appointed or dismissed by the board of directors;

(~~9~~8) other powers conferred by the Company’s Articles of Association and the board of directors.

113.	Article 117	The general manager, the deputy general managers, the financial deputy general manager and other senior management personnel who wish to resign shall give a three-month written notice to the board of directors. Department managers who wish to resign shall give a two-month written notice to the general manager.	Article 152	The general manager, the deputy general managers, the financial deputy general manager and other senior management personnel who wish to resign shall give a three-month written notice to the board of directors. Department managers who wish to resign shall give a two-month written notice to the general manager. The specific procedures and manners of such resignation shall be provided under the employment contract between the aforementioned persons and the Company.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
	CHAPTER 13	SUPERVISORY COMMITTEE	CHAPTER 13	SUPERVISORY COMMITTEE
114.			Article 154	The supervisory committee shall formulate the rules of procedures of the supervisory committee to specify the rules of procedures and voting procedures, so as to ensure the working efficiency and ensure logical decision-making of the supervisory committee.

115.	Article 119

The supervisory committee shall compose of five (5) supervisors including one external supervisor (hereinafter meaning supervisors who do not hold office in the Company).

The supervisory committee shall have one (1) chairperson. Each supervisor shall serve for a term of three (3) years, which is renewable upon re-election and re- appointment.

The election or removal of the chairperson of the supervisory committee shall be determined by the affirmative votes of two- thirds or more of the members of the supervisory committee.

The chairperson of the supervisory committee shall organise the implementation of the duties of the supervisory committee.

Article 155

The supervisory committee shall compose of five (5) supervisors including one external supervisor (hereinafter meaning supervisors who do not hold office in the Company).

The supervisory committee shall have one (1) chairperson. Each supervisor shall serve for a term of three (3) years, which is renewable upon re-election and re- appointment. Where no new appointment is made upon expiration of the term of office of a supervisor or a supervisor tenders his/her resignation during his/her term of office resulting in the number of members of the supervisory committee being less than a quorum, the original supervisor shall, before the newly elected supervisors assume their posts, continue to perform his/her duties as a supervisor in accordance with laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchanges where the shares of the Company are listed and the Articles of Association.

The election or removal of the chairperson of the supervisory committee shall be determined by the affirmative votes of two- thirds or more of the members of the supervisory committee.

The chairperson of the supervisory committee shall organise the implementation of the duties of the supervisory committee.

116.			Article 156	A supervisor may resign before the expiration of his/her term of office. The provisions on the resignation of directors in the Articles of Association also apply to supervisors.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

117.	Article 120

The supervisory committee shall comprise three (3) supervisors who represent the shareholders (hereinafter including those qualified as external supervisors) and two (2) supervisors who shall represent the employees. Supervisors who represent the shareholders shall be elected or removed by the shareholders in general meetings, and the supervisor who represents employees shall be elected or removed by the employees democratically.

Where necessary, the supervisory committee may establish an office responsible for the day-to-day work of the supervisory committee.

Article 157

The supervisory committee shall comprise three (3) supervisors who represent the shareholders (hereinafter including those qualified as external supervisors) and two (2) supervisors who shall represent the employees. Supervisors who represent the shareholders shall be elected or removed by the shareholders in general meetings, and the supervisor who represents employees shall be elected or removed by the employees via an employees’ representative meeting or employees’ meeting or other forms of democratic election~~democratically.~~

The supervisory committee and the shareholders holding, individually or collectively, more than 3% of the issued shares of the Company may nominate candidates for supervisors representing shareholders.

Where necessary, the supervisory committee may establish an office responsible for the day-to-day work of the supervisory committee.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
118.	Article 122	Meetings of the supervisory committee shall be held at least twice every year, and shall be convened by the chairperson of the supervisory committee.	Article 159

~~Meetings of the supervisory committee shall be held at least twice every year,~~ Meetings of the supervisory committee shall be held at least once every six (6) months, and shall be convened and chaired by the chairperson of the supervisory committee. If the chairperson of the supervisory committee is unable or fails to perform his/her duties, meetings of the supervisory committee shall be presided over and chaired by a supervisor jointly nominated by more than half of the supervisors.

The notice of the supervisor committee’s meeting shall be served to all supervisors within ten (10) days prior to the convening of the meeting. The required period of notice may be waived upon unanimous consent of all the supervisors in writing. The notice of the supervisory committee meeting shall include the following contents:

(1) the date of the meeting;

(2) the venue and duration of the meeting;

(3) reasons and agendas;

(4) the date of issuing of the notice.

The notice of the supervisor committee’s meeting shall be served by telex (including emails), by telegram, by fax, by express courier service or by registered mail or in person.

Supervisors may propose to hold an extraordinary meeting of the supervisory committee. Notice of such meeting shall be given to each supervisor five (5) days before the meeting is convened. In urgent cases where there is a need to convene an extraordinary meeting of the supervisory committee as soon as possible, the notice convening the meeting may be given at any time, but the convener shall make an explanatory statement at the meeting.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
119.	Article 123

The supervisory committee shall be accountable to the shareholders in general meeting and shall exercise the following functions and powers in accordance with the law:

(1) to review the Company’s financial position;

(2) to supervise the directors, general manager and other senior management personnel to ensure that they do not act in contravention of any law, administrative regulation or the Company’s Articles of Association;

(3) to require any director, general manager, deputy general manager or other senior management personnel who acts in a manner which is harmful to the Company’s interest to rectify such behaviour; (4) to check the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors to the shareholders’ general meetings and to authorise, in the Company’s name, publicly certified accountants and practising auditors to assist in the re-examination of such information should any doubt arise in respect thereof;

(5) to propose to convene an extraordinary general meeting;

(6) to represent the Company in negotiations with or in bringing actions against a director;

(7) other functions and powers specified in the Company’s Articles of Association.

The supervisory committee may provide its opinions on the appointment of accountancy firm by the Company, and may appoint another accountancy firm in the name of the Company when necessary to independently examine financial affairs of the Company, and may directly report relevant information to the securities supervisory and management authorities of the State Council and other relevant authorities.

Article 160

The supervisory committee shall be accountable to the shareholders in general meeting and shall exercise the following functions and powers in accordance with the law:

(1) to review the Company’s financial position;

(2) to supervise the performance of the directors, general manager and other senior management personnel of their duties and propose the removal of such directors and senior management personnel~~to ensure that they do not~~ who act in contravention of any law, administrative regulation or the Company’s Articles of Association or the resolutions of the shareholders’ general meetings;

(3) to require any director, general manager, deputy general manager or other senior management personnel who acts in a manner which violates relevant laws, administrative regulations and the provisions of the Company’s Articles of Association or is harmful to the Company’s interest to rectify such behaviour;

(4) to check the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors to the shareholders’ general meetings and to authorise, in the Company’s name, publicly certified accountants and practising auditors to assist in the re-examination of such information should any doubt arise in respect thereof;

(5) to review the regular reports of the Company prepared by the board of directors and submit written comments thereon;

(56) to propose to convene an extraordinary ~~ge~~neral meeting, convene and preside over shareholders’ general meeting when the board of directors fails to convene and preside over such meeting pursuant to the Company Law;

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

External supervisors shall report independently to the shareholders’ meeting on whether the senior management personnel have performed their duties honestly and diligently.

Supervisors shall attend meetings of the board of directors as observers.

(7) to submit proposals to the shareholders’ general meetings;

(~~6~~8) to represent the Company in negotiations with or in bringing actions against a director in accordance with the requirements of the Company Law;

(9) to conduct investigation if any abnormal conditions are identified in the business operations of the Company, and may engage an accountancy firm, law firm and other professional institutions to assist in the investigation if necessary;

(~~7~~10) other functions and powers specified in the relevant laws, administrative regulations, departmental rules, relevant regulatory documents and the rules of the stock exchanges where the shares of the Company are listed and the Company’s Articles of Association.

The supervisory committee may provide its opinions on the appointment of accountancy firm by the Company, and may appoint another accountancy firm in the name of the Company when necessary to independently examine financial affairs of the Company, and may directly report relevant information to the securities supervisory and management authorities of the State Council and other relevant authorities.

External supervisors shall report independently to the shareholders’ meeting on whether the senior management personnel have performed their duties honestly and diligently.

Supervisors ~~shallm~~ay attend meetings of the board of directors as observers, and propose questions or suggestions to the resolutions of the board of directors.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
120.			Article 161

Supervisors are obliged to attend meetings of the supervisory committee in person. If any supervisor cannot attend a meeting of the supervisory committee for any reason, he/she may authorise in writing another supervisor to act on his/her behalf.

The power of attorney shall specify the name of the proxy, the matters delegated, and limits of authority and term of authorisation, and shall bear the signature or seal of the principal. The proxy supervisor attending the meeting shall exercise rights as granted by the principal.

If a supervisor fails to attend a meeting of the supervisory committee in person or by proxy, the said supervisor shall be deemed as having waived his/her right to vote at the meeting.

121.	Article 124	Resolutions of the supervisory committee shall be passed by the affirmative vote of more than two-thirds of all of its members.	Article 162	No meeting of the supervisory committee may be held unless more than half of the supervisors are present. Resolutions of the supervisory committee shall be passed by the affirmative vote of more than two-thirds of all of its members.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
122.			Article 163

A meeting of the supervisory committee shall be convened by way of physical meeting in principle. In circumstances where opinions of supervisors are sufficiently conveyed, a meeting of the supervisory committee may, with the approval of the convener (moderator) and the proposer, adopt the forms of video conference or teleconference or deliberation in writing, and may also adopt the forms of physical meeting and other forms simultaneously if necessary.

Where the meeting is not held by way of physical meeting, the number of the supervisors who attend the meeting shall be counted according to supervisors present via video conference or supervisors proposing comments in the conference call or faxes or emails and other written certificate documents actually received within a prescribed time limit.

Where a meeting of the supervisory committee is held via video or telephone, it shall be ensured that supervisors at the meeting can hear others clearly and communicate with others in an ordinary manner.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
The voting methods at a meeting of the supervisory committee are as follows: vote by poll in writing or vote by a show of hands (or voice vote). Each supervisor has one (1) voting right. The meeting held by way of physical meeting shall adopt the method of voting by poll in writing or voting by a show of hands (or voice vote). The meeting held via video or telephone may adopt the method of voting by a show of hands (or voice vote), but supervisors who attend the meeting shall record the vote in writing as soon as possible, and the supervisors’ voting by a show of hands (or voice vote) shall have the same effect with the vote in writing; however, if the certificate of the vote in writing (if any) is inconsistent with the voting opinion expressed by vote by a show of hands (or voice vote) during the meeting held via video or telephone, the voting opinion expressed during the meeting held via video or telephone shall prevail. A meeting held by way of written resolutions shall adopt the method of voting by poll in writing, and supervisors who vote shall fulfill relevant signing procedures within the valid period stated in the notice of the meeting.

123.			Article 164

The supervisory committee shall prepare minutes of the meetings of the supervisory committee and such minutes shall be signed by the supervisors and the recorder present at the meeting.

Supervisors are entitled to require explanatory records of their comments made at that meeting in the minutes. Minutes of the meetings of the supervisory committee shall be kept for at least ten (10) years from the date of the meeting.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
124.	Article 126	A supervisor shall carry out his/her duties honestly and faithfully in accordance with laws, administrative regulations and the Company’s Articles of Association.	Article 166

A supervisor shall carry out his/her duties honestly and faithfully in accordance with laws, administrative regulations and the Company’s Articles of Association, and shall not abuse their powers by taking bribes or receiving other illegal income and misappropriate the assets of the Company.

Supervisors shall ensure that the information disclosed by the Company is true, accurate and complete.

Supervisors shall not use their affiliation to jeopardise the interests of the Company. Any supervisor who causes losses to the Company shall be liable for such losses.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
	CHAPTER 14	THE QUALIFICATIONS AND DUTIES OF THE DIRECTORS, SUPERVISORS, GENERAL MANAGER AND OTHER SENIOR MANAGEMENT PERSONNEL OF THE COMPANY	CHAPTER 14	THE QUALIFICATIONS AND DUTIES OF THE DIRECTORS, SUPERVISORS, GENERAL MANAGER AND OTHER SENIOR MANAGEMENT PERSONNEL OF THE COMPANY
125.	Article 127

A person may not serve as a director, supervisor, general manager or any other senior management personnel of the Company if any of the following circumstances apply:

(1) a person who does not have or who has limited capacity for civil conduct;

(2) a person who has been sentenced for corruption, bribery, infringement of property rights or misappropriation of property or other crimes which disrupt the social economic order, where less than a term of five (5) years has lapsed since the sentence was fully served, or a person who has been deprived of his/her political rights and not more than five (5) years have lapsed since the sentence was fully served;

(3) a person who is a former director, factory manager or general manager of a company or enterprise which has been dissolved or put into liquidation as a result of mismanagement and who was made personally liable for such dissolution or liquidation, and where less than three (3) years have lapsed since the date of completion of the insolvent liquidation of the company or enterprise;

(4) a person who is a former legal representative of a company or enterprise the business licence of which was revoked due to violation of law and who are personally liable therefor, where less than three (3) years have elapsed since the date of the revocation of the business licence;

(5) a person who has a relatively large amount of debts which have become overdue;

(6) a person who is currently undergoing investigation by judicial organs for violation of criminal law;

Article 167

A person may not serve as a director, supervisor, general manager or any other senior management personnel of the Company if any of the following circumstances apply:

(1) a person who does not have or who has limited capacity for civil conduct;

(2) a person who has been sentenced for corruption, bribery, infringement of property rights or misappropriation of property or other crimes which disrupt the social economic order, where less than a term of five (5) years has lapsed since the sentence was fully served, or a person who has been deprived of his/her political rights and not more than five (5) years have lapsed since the sentence was fully served;

(3) a person who is a former director, factory manager or general manager of a company or enterprise which has been dissolved or put into liquidation ~~as a result of mismanagement~~ and who was made personally liable for such dissolution or liquidation, and where less than three (3) years have lapsed since the date of completion of the insolvent liquidation of the company or enterprise;

(4) a person who is a former legal representative of a company or enterprise the business licence of which was revoked or ordered to be closed due to violation of law and who are personally liable therefor, where less than three (3) years have elapsed since the date of the revocation of the business licence;

(5) a person who has a relatively large amount of debts which have become overdue;

(6) a person who is currently undergoing investigation by judicial organs for violation of criminal law;

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

(7) a person who, according to laws and administrative regulations, cannot act as a leader of an enterprise;

(8) a person other than a natural person;

(9) a person who has been convicted by the competent authority for violation of relevant securities regulations and such conviction involves a finding that such person has acted fraudulently or dishonestly, and where less than five (5) years have lapsed from the date of such conviction.

(7) a person who, according to laws and administrative regulations, cannot act as a leader of an enterprise;

(8) a person other than a natural person;

(9) a person who has been convicted by the competent authority for violation of relevant securities regulations and such conviction involves a finding that such person has acted fraudulently or dishonestly, and where less than five (5) years have lapsed from the date of such conviction;

(10) a person currently subject to restriction from entering into the securities market by the China Securities Regulatory Commission;

(11) other contents required by the laws, administrative regulations, departmental rules and relevant regulatory documents.

If an election, appointment or engagement of a director, supervisor or senior management personnel takes place in contravention of this Article, such election, appointment or engagement shall be invalid. If a director, supervisor or senior management personnel falls into any of the circumstances provided in this Article during his/her term of office, the Company shall terminate his/her office.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
126.			Article 171

The directors and supervisors shall abide by laws, administrative regulations, and the Articles of Association and its appendices, and bear the following obligations to the Company:

(1) exercise prudently, gravely and diligently the rights authorised by the Company in order to ensure the commercial operation of the Company is in compliance with national laws, administrative regulations as well as the various requirements of the national economic policies and that the commercial operation is within the scope of operation provided by the business license;

(2) treat all the shareholders equally;

(3) timely investigate the operation and management of the Company;

(4) approve periodic reports in written form of the Company and ensure that the information disclosed by the Company is true, accurate and complete;

(5) provide true and accurate information and material to the supervisory committee, and not impede the supervisory committee or supervisors from exercising its/their functions and powers;

(6) other obligations prescribed in the laws, administrative regulations, departmental rules, relevant regulatory documents and the Articles of Association and its appendices.

Aforementioned provisions from (4) to (6) concerning the obligations also apply to the senior management personnel.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
127.	Article 131

Each of the Company’s directors, supervisors, general manager and other senior management personnel shall exercise his/her powers or perform his/her duties in accordance with the fiduciary principle, and shall not put himself in a position where his/her duty borne and his/her personal interest may conflict. This principle shall mean (without limitation) discharging the following obligations:

(1) to act honestly and in the best interests of the Company;

(2) to act within the scope of his/her powers and not to exceed such powers;

(3) to exercise the discretion vested in him personally and not to allow himself to act under the control of another and, unless and to the extent permitted by laws, administrative regulations or with the informed consent of shareholders given in a general meeting, not to delegate the exercise of his/her discretion;

(4) to treat shareholders of the same class equally and to treat shareholders of different classes fairly;

(5) unless otherwise provided for in the Company’s Articles of Association or except with the informed consent of the shareholders given in a general meeting, not to enter into any contract, transaction or arrangement with the Company;

(6) not to use the Company’s property for his/her own benefit unless with the informed consent of the shareholders given in a general meeting;

(7) not to exploit his/her position by accepting bribes or other illegal income or expropriate the Company’s property in any way, including (but not limited to) opportunities which benefit the Company;

Article 172

Each of the Company’s directors, supervisors, general manager and other senior management personnel shall exercise his/her powers or perform his/her duties in accordance with the fiduciary principle, and shall not put himself in a position where his/her duty borne and his/her personal interest may conflict. This principle shall mean (without limitation) discharging the following obligations:

(1) to act honestly and in the best interests of the Company;

(2) to act within the scope of his/her powers and not to exceed such powers;

(3) to exercise the discretion vested in him personally and not to allow himself to act under the control of another and, unless and to the extent permitted by laws, administrative regulations or with the informed consent of shareholders given in a general meeting, not to delegate the exercise of his/her discretion;

(4) to treat shareholders of the same class equally and to treat shareholders of different classes fairly;

(5) unless otherwise provided for in the Company’s Articles of Association or except with the informed consent of the shareholders given in a general meeting, not to enter into any contract, transaction or arrangement with the Company;

(6) not to use the Company’s property for his/her own benefit unless with the informed consent of the shareholders given in a general meeting;

(7) not to exploit his/her position by accepting bribes or other illegal income or expropriate the Company’s property in any way, including (but not limited to) opportunities which benefit the Company;

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

(8) not to accept commissions in connection with the Company’s transactions unless with the informed consent of the shareholders given in a general meeting;

(9) to comply with the Company’s Articles of Association, to perform his/her official duties faithfully, to protect the Company’s interests and not to exploit his/her position and power in the Company to advance his/her own interests;

(10) not to compete with the Company in any way unless with the informed consent of the shareholders given in a general meeting;

(11) not to misappropriate the Company’s funds or to lend such funds to any other person, not to use the Company’s assets to set up deposit accounts in his/her own name or in any other name or to use such assets to guarantee the debts of a shareholder of the Company or any other personal liabilities;

(12) not to release any confidential information which he has obtained during his/her term of office unless with the informed consent of the shareholders in a general meeting; nor shall he use such information in any other way other than for the Company’s benefit, save that disclosure of such information to the court or other governmental authorities is permitted if:

(i) disclosure is made under compulsion of law;

(ii) public interests so warrants;

(iii) the interests of the relevant director, supervisor, general manager or other senior management personnel so requires.

(8) not to accept commissions in connection with the Company’s transactions unless with the informed consent of the shareholders given in a general meeting;

(9) to comply with the Company’s Articles of Association, to perform his/her official duties faithfully, to protect the Company’s interests and not to exploit his/her position and power in the Company to advance his/her own interests;

(10) not to compete with the Company in any way unless with the informed consent of the shareholders given in a general meeting;

(11) not to misappropriate the Company’s funds or to lend such funds to any other person, not to use the Company’s assets to set up deposit accounts in his/her own name or in any other name or to use such assets to guarantee the debts of a shareholder of the Company or any other personal liabilities;

(12) not to release any confidential information which he has obtained during his/her term of office unless with the informed consent of the shareholders in a general meeting; nor shall he use such information in any other way other than for the Company’s benefit, save that disclosure of such information to the court or other governmental authorities is permitted if:

(i) disclosure is made under compulsion of law;

(ii) public interests so warrants;

(iii) the interests of the relevant director, supervisor, general manager or other senior management personnel so requires.

The Company shall be entitled to the income gained by the directors, supervisors and senior management personnel from any breach of the acts listed in this provision; the directors shall be liable for compensation if any loss is caused to the Company.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
128.	Article 134	A director, supervisor, general manager or other senior management personnel of the Company may be relieved of his/her liability for specific breaches of his/her duty with the informed consent of the shareholders given at a general meeting, but this shall not apply for the matters set out in Article 54 of these Articles of Association.	Article 175	A director, supervisor, general manager or other senior management personnel of the Company may be relieved of his/her liability for specific breaches of his/her duty with the informed consent of the shareholders given at a general meeting, but this shall not apply for the matters set out in Article 61 of these Articles of Association.

129.	Article 140

A guarantee for the repayment of a loan which has been provided by the Company acting in breach of Article 138(1) shall not be enforceable against the Company, save in respect of the following circumstances:

(1) the guarantee was provided in connection with a loan which was made to an associate of any of the directors, supervisors, general manager and other senior management personnel of the Company or of the Company’s holding company and the lender of such funds did not know of the relevant circumstances at the time of the making of the loan;

(2) the collateral which has been provided by the Company has already been lawfully disposed of by the lender to a bona fide purchaser.

Article 181

A guarantee for the repayment of a loan which has been provided by the Company acting in breach of Article 179(1) shall not be enforceable against the Company, save in respect of the following circumstances:

(1) the guarantee was provided in connection with a loan which was made to an associate of any of the directors, supervisors, general manager and other senior management personnel of the Company or of the Company’s holding company and the lender of such funds did not know of the relevant circumstances at the time of the making of the loan;

(2) the collateral which has been provided by the Company has already been lawfully disposed of by the lender to a bona fide purchaser.

	CHAPTER 15	FINANCIAL AND ACCOUNTING SYSTEMS AND PROFIT DISTRIBUTION	CHAPTER 15	FINANCIAL AND ACCOUNTING SYSTEMS AND PROFIT DISTRIBUTION
130.	Article 147	The board of directors of the Company shall place before the shareholders at every annual general meeting such financial reports which the relevant laws, administrative regulations and directives promulgated by competent regional and central governmental authorities require the Company to prepare. Such reports must be verified and certified.	Article 188	The board of directors of the Company shall place before the shareholders at every annual general meeting such financial reports which the relevant laws, administrative regulations and directives promulgated by competent regional and central governmental authorities require the Company to prepare. ~~Such reports must be verified and certified.~~

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
131.	Article 148

The Company’s financial reports shall be made available for shareholders’ inspection at the Company twenty (20) days before the date of every shareholders’ annual general meeting. Each shareholder shall be entitled to obtain a copy of the financial reports referred to in this Chapter.

The Company shall deliver or send to each shareholder of Overseas-Listed Foreign- Invested Shares by prepaid mail at the address registered in the register of shareholders the said reports not later than twenty-one (21) days before the date of every annual general meeting of the shareholders.

Article 189

The Company’s financial reports shall be made available for shareholders’ inspection at the Company twenty (20) days before the date of every shareholders’ annual general meeting. Each shareholder shall be entitled to obtain a copy of the financial reports referred to in this Chapter.

The Company shall deliver or send to each shareholder of Overseas-Listed Foreign- Invested Shares by prepaid mail at the address registered in the register of shareholders the said reports not later than twenty-one (21) days before the date of every annual general meeting of the shareholders. Subject to the fulfillment of the laws, administrative regulations, departmental rules, relevant regulatory documents and the rules of the stock exchanges where the shares of the Company are listed, the Company may also provide shareholders of Overseas-Listed Foreign-Invested Shares with aforementioned reports through announcement(s) (including posting on the Company’s website).

132.	Article 151	The Company shall publish its financial reports twice every fiscal year, that is, the interim financial report shall be published within sixty (60) days after the expiration of the first six (6) months of each fiscal year; the annual financial report shall be published within one hundred and twenty (120) days after the expiration of each fiscal year.	Article 192

The Company shall publish its financial reports twice every fiscal year, that is, the interim financial report shall be published within sixty (60) days after the expiration of the first six (6) months of each fiscal year; the annual financial report shall be published within one hundred and twenty (120) days after the expiration of each fiscal year.

Where the Securities Regulatory Authorities in the places where the Company’s shares are listed have any other provisions, such provisions shall prevail.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
133.	Article 153

When distributing its after-tax profits in a given year, the Company shall allocate 10% of such profits to the Company’s statutory common reserve fund. Where the accumulated amount of the statutory common reserve fund reaches 50% or more of the registered capital of the Company, no further allocation is required.

Where the statutory common reserve fund is insufficient to make up for the losses of the Company in the previous year, before making contribution to the statutory common reserve fund, the profits made in the current year shall be used to make up for the losses first.

After making contribution to the statutory common reserve fund from its after-tax profits, the Company may, subject to resolutions adopted at a shareholders’ general meeting, make contributions to discretionary common reserve fund.

After making up for the losses and making contributions to the common reserve fund, any remaining profits shall be distributed to the shareholders in proportion to their respective shareholdings.

Article 194

When distributing its after-tax profits in a given year, the Company shall allocate 10% of such profits to the Company’s statutory common reserve fund. Where the accumulated amount of the statutory common reserve fund reaches 50% or more of the registered capital of the Company, no further allocation is required.

Where the statutory common reserve fund is insufficient to make up for the losses of the Company in the previous year, before making contribution to the statutory common reserve fund, the profits made in the current year shall be used to make up for the losses first.

After making contribution to the statutory common reserve fund from its after-tax profits, the Company may, subject to resolutions adopted at a shareholders’ general meeting, make contributions to discretionary common reserve fund from its after-tax profits.

After making up for the losses and making contributions to the common reserve fund, any remaining profits shall be distributed to the shareholders in proportion to their respective shareholdings, unless otherwise stipulated in the Articles of Association.

Where the shareholders’ general meeting distributes profits to shareholders in violation of the foregoing provision that profits shall not be distributed prior to the Company making up for the losses and contributions to the statutory common reserve fund, the shareholders concerned shall refund to the Company the profits distributed in violation of the foregoing provision.

Shares held by the Company itself shall not be entitled to the distribution of profits.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
134.	Article 157	The Company may distribute dividends in the form of: (1) cash; (2) shares.	Article 198

~~(1) The Company may distribute dividends in the form of:~~

~~(1) cash;~~

~~(2) shares.~~

The basic principles of the Company’s profit distribution policies are:

(1)   The Company attaches importance to reasonable investment returns to investors, and the Company’s profit distribution policy will take into account the overall interests of all Shareholders, the Company’s long-term interests and the Company’s sustainable development;

(2)   Under the premise that the Company’s profit distribution does not exceed the cumulative distributable profit and that the Company takes into account the continuous profits, meets regulatory requirements, operates regularly and develops in the long term, the Company will give priority to cash distribution of dividends.

The profit distribution policies of the Company are set out below:

(1)   profit shall be distributed in the following manner: The Company may use cash, shares or a combination of cash and shares or other methods permitted by law or regulation to distribute share dividends;

(2)   conditions for and proportions of cash dividends distribution: if the Company has no events such as major investment plans or significant cash expenditures, and the Company’s risk control indicators can meet regulatory requirements and the normal operating capital requirements of the Company can be satisfied after the distribution of cash dividends, within any three (3) consecutive years, the cumulative profit distributed by the Company in cash shall not be less than 30% of the annual average distributable profit realised in such three (3) years;

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

(3)   interval of profit distribution: in principle, the Company makes a profit distribution once a year, and the board of directors can propose the Company to carry out the interim profit distribution according to the profit situation and the situation of capital requirements and related conditions;

(4)   conditions for issuing share dividends: when the Company is operating well and the board of directors believes that the Company’s share price does not match the size of the Company’s share capital and that the payment of share dividends is in the interest of the shareholders of the Company as a whole, and comprehensively considering the growth of the Company, net assets diluted per share and other factors, it can propose the implementation of share dividends distribution plan under the conditions of meeting the aforesaid cash dividends distribution.

The decision-making procedures and mechanism of the Company’s profit distribution plan are as follows:

(1)   the Company’s profit distribution plan is formulated by the board of directors. The board of directors shall fully discuss the rationality of the profit distribution plan and form a special proposal to be implemented, subject to the consideration and approval of the shareholders’ general meeting. Independent directors shall express clear opinions. Before the shareholders’ general meeting considers the specific profit distribution plan, the Company shall actively communicate with shareholders, especially minority shareholders through various channels, listen to the opinions and demands of minority shareholders, and promptly answer questions of their concerns.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

(2)   if the Company is unable to determine the profit distribution plan for the year in accordance with the established cash dividend policy or the minimum cash dividend ratio under special circumstances, it shall disclose the specific reasons and the clear opinions of the independent directors in the annual report. The Company’s profit distribution plan for that year shall be approved by two-thirds or more of the voting rights represented by the shareholders attending the shareholders’ general meeting.

(3)   in the event of force majeure such as war, natural disasters, or changes in the Company’s external operating environment that have a significant impact on the Company’s operations, or the Company’s own operating or financial conditions have changed significantly, or relevant laws, regulations or regulatory requirements have changed or any adjustment has been made thereto, or if the board of directors deems it necessary, the Company may adjust the profit distribution policies. The adjustment of the Company’s profit distribution policies shall be demonstrated in detail by the board of directors, and a special proposal shall be formed and submitted to the shareholders’ general meeting, which shall be approved by two-thirds or more of the voting rights represented by the shareholders attending the shareholders’ general meeting.

135.			Article 199	After the profit distribution plan has been resolved at the shareholders’ general meeting, the board of directors of the Company shall complete the dividend (or share) distribution within two (2) months after the convening of the shareholders’ general meeting.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
136.	Article 158	The Company shall declare and pay cash dividends and other amounts which are payable to holders of Domestic Shares in Renminbi. The Company shall calculate and declare cash dividends and other payments which are payable to holders of Overseas- Listed Foreign-Invested Shares in Renminbi, and shall pay such amounts in Hong Kong dollars. The foreign exchange required by the Company to pay cash dividends and other amounts to holders of Overseas-Listed Foreign-Invested Shares shall be obtained in accordance with the relevant foreign exchange administrative regulations of the State.	Article 200	The Company shall declare and pay cash dividends and other amounts which are payable to holders of ~~Domestic~~ A Shares in Renminbi. The Company shall calculate and declare cash dividends and other payments which are payable to holders of Overseas- Listed Foreign-Invested Shares in Renminbi, and shall pay such amounts in Hong Kong dollars. The foreign exchange required by the Company to pay cash dividends and other amounts to holders of Overseas-Listed Foreign-Invested Shares shall be obtained in accordance with the relevant foreign exchange administrative regulations of the State.

137.	Article 160	Subject to Article 57(2) and 97(14) of these Articles of Associations, the board of directors may decide to distribute interim or special dividends.		~~Subject to Article 57(2) and 97(14) of these Articles of Associations, the board of directors may decide to distribute interim or special dividends.~~

			CHAPTER 16	INTERNAL AUDIT

138.			Article 204	The Company shall implement the internal audit system and appoint full-time auditing staff to conduct internal audit supervision regarding the internal control, design and implementation of risk management system and procedures relating to all operating activities of the Company.

139.			Article 205	The internal audit system of the Company and the duties of the auditing staff shall be implemented upon the approval of the board of directors or the specialised committees thereof. The officer in charge of internal audit shall be accountable to the board of directors and report his or her work to the same.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
	CHAPTER 17	MERGER AND DIVISION OF THE COMPANY	CHAPTER 1~~7~~8	MERGER AND DIVISION OF THE COMPANY

140.	Article 172

The merger of the Company may take the form of either merger by absorption or merger by the establishment of a new company.

In the event of a merger, the merging parties shall execute a merger agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days of the date of the Company’s resolution approving the merger and shall publish a public notice in a newspaper within thirty (30) days of the date of the Company’s resolution approving the merger.

Upon the merger, receivables and indebtedness of each of the merger parties shall be assumed by the company which survives the merger or the newly established company.

Article 215

The merger of the Company may take the form of either merger by absorption or merger by the establishment of a new company.

Merger by absorption means that a company absorbing another company and the company being absorbed shall be dissolved. Merger by incorporation means that a merger of two or more companies through the establishment of a new company and the companies being consolidated shall be dissolved.

In the event of a merger, the merging parties shall execute a merger agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days of the date of the Company’s resolution approving the merger and shall publish a public notice in a newspaper within thirty (30) days of the date of the Company’s resolution approving the merger. A creditor has the right within thirty (30) days of receipt of notice or within forty-five (45) days of the date of announcement if notice is not received, to require the Company to settle its debts or to provide a corresponding guarantee for such debt.

Upon the merger, receivables and indebtedness of each of the merger parties shall be assumed by the company which survives the merger or the newly established company.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
	CHAPTER 18	DISSOLUTION AND LIQUIDATION	CHAPTER 1~~8~~9	DISSOLUTION AND LIQUIDATION

141.	Article 175

The Company shall be dissolved and liquidated in accordance with the law upon the occurrence of any of the following events:

(1) a resolution for dissolution is passed by shareholders at a general meeting;

(2) dissolution is necessary due to a merger or division of the Company;

(3) the Company is declared insolvent in accordance with the law due to its failure to repay debts as they become due;

(4) the Company is ordered to wind-up because of its violation of laws and administrative regulations.

Article 218

The Company shall be dissolved and liquidated in accordance with the law upon the occurrence of any of the following events:

(1) a resolution for dissolution is passed by shareholders at a general meeting;

(2) dissolution is necessary due to a merger or division of the Company;

(3) the business license of the Company is revoked or it is ordered to close down its business or its business license is cancelled in accordance with the law;

(4) where the operation and management of the Company falls into serious difficulties and its continued existence would cause significant losses to shareholders, the shareholders holding 10% or more of the total voting rights of the Company may apply to the People’s Court to dissolve the Company if there are no other solutions;

(~~3~~5) the Company is declared insolvent in accordance with the law due to its failure to repay debts as they become due.;

~~(4) the Company is ordered to wind-up because of its violation of laws and administrative regulations.~~

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
142.	Article 176

A liquidation committee shall be set up within fifteen (15) days of the Company being dissolved pursuant to sub-paragraph (1) of the preceding Article, and the composition of the liquidation committee of the Company shall be determined by an ordinary resolution of shareholders in a general meeting. If the Company fails to set up the liquidation committee within the above time limit, the creditors may apply to the People’s Court for appointment of relevant persons to form a liquidation committee and conduct the liquidation.

Where the Company is dissolved under sub- paragraph (3) of the preceding Article, the People’s Court shall in accordance with the provisions of relevant laws organise the shareholders, the relevant organisations and the relevant professional personnel to establish a liquidation committee to carry out the liquidation.

Where the Company is dissolved under sub- paragraph (4) of the preceding Article, the relevant governing authorities shall organise the shareholders, the relevant organisations and professional personnel to establish a liquidation committee to carry out the liquidation.

Article 219

A liquidation committee shall be set up within fifteen (15) days of the Company being dissolved pursuant to sub-paragraph (1), (3) and (4) of the preceding Article, and the composition of the liquidation committee of the Company shall be determined by an ordinary resolution of shareholders in a general meeting. If the Company fails to set up the liquidation committee within the above time limit, the creditors may apply to the People’s Court for appointment of relevant persons to form a liquidation committee and conduct the liquidation.

Where the Company is dissolved under sub- paragraph ~~(3)~~ (5) of the preceding Article, the People’s Court shall in accordance with the provisions of relevant laws organise the shareholders, the relevant organisations and the relevant professional personnel to establish a liquidation committee to carry out the liquidation.

~~Where the Company is dissolved under sub- paragraph (4) of the preceding Article, the relevant governing authorities shall organise the shareholders, the relevant organisations and professional personnel to establish a liquidation committee to carry out the liquidation.~~

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
143.	Article 178	The liquidation committee shall, within ten (10) days of its establishment, send notices to the Company’s creditors and shall, within sixty (60) days of its establishment, publish a public announcement in a newspaper.	Article 221

The liquidation committee shall, within ten (10) days of its establishment, send notices to the Company’s creditors and shall, within sixty (60) days of its establishment, publish a public announcement in a newspaper that meets the conditions stipulated by the Securities Regulatory Authorities in the place where the shares of the Company are listed. A creditor shall, within thirty (30) days of receipt of notice, or within forty-five (45) days of the date of the announcement if notice is not received, claim his/her rights to the debt to the liquidation committee.

In claiming his/her rights, the creditor shall explain and provide proof of his/her rights to and matters relating to the debt. The liquidation committee shall register the creditor’s rights. In the course of claiming of creditors’ rights, the liquidation team shall not settle its debts with creditors.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
144.	Article 180

After the liquidation committee has put in order the Company’s assets and prepared the balance sheet and an inventory of assets, the liquidation committee shall formulate a liquidation plan and present it to a shareholders’ general meeting or to the relevant governing authority for confirmation.

After the payment of liquidation expenses with priority, the Company’s assets shall be distributed in accordance with the following sequence: (i) salaries and labour insurance expenses of employees of the Company; (ii) outstanding taxes; (iii) bank loans, debentures of the Company and other debts of the Company.

Any surplus assets of the Company remaining after payment referred to in the preceding paragraph shall be distributed to its shareholders according to the class of shares and the proportion of shares held in the following sequence:

(1) In the case of preferential shares, distribution shall be made to holders of such preferential shares according to the par value thereof; if the surplus assets are not sufficient to repay the amount of preferential shares in full, the distribution shall be made to holders of such shares in proportion to their respective shareholdings;

(2) In the case of ordinary shares, distribution shall be made to holders of such shares in proportion to their respective shareholdings.

During the liquidation period, the Company shall not commence any new business activities.

Article 223

After the liquidation committee has put in order the Company’s assets and prepared the balance sheet and an inventory of assets, the liquidation committee shall formulate a liquidation plan and present it to a shareholders’ general meeting or to the relevant governing authority for confirmation.

After the payment of liquidation expenses with priority, the Company’s assets shall be distributed in accordance with the following sequence: (i) salaries, social insurance and statutory compensation ~~and labour insurance expenses~~ of employees of the Company; (ii) outstanding taxes; (iii) bank loans, debentures of the Company and other debts of the Company.

Any surplus assets of the Company remaining after payment referred to in the preceding paragraph shall be distributed to its shareholders according to the class of shares and the proportion of shares held in the following sequence:

(1) In the case of preferential shares, distribution shall be made to holders of such preferential shares according to the par value thereof; if the surplus assets are not sufficient to repay the amount of preferential shares in full, the distribution shall be made to holders of such shares in proportion to their respective shareholdings;

(2) In the case of ordinary shares, distribution shall be made to holders of such shares in proportion to their respective shareholdings.

During the liquidation period, the Company remains in existence; however, it shall not commence any ~~new~~ business activities that are unrelated to liquidation.

The Company’s assets shall not be distributed to shareholders prior to settling debts pursuant to the foregoing provision.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
145.			Article 226	Members of the liquidation team shall faithfully perform their duties in carrying out the liquidation in accordance with the law. Members of the liquidation team shall not abuse their powers by taking bribes or receiving other illegal income and misappropriate the assets of the Company. A member of the liquidation team who causes losses to the Company or its creditors due to his/her intentional misconduct or gross negligence shall be liable for damages.

	CHAPTER 19	PROCEDURES FOR AMENDMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION	CHAPTER ~~192~~0	PROCEDURES FOR AMENDMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION

146.			Article 228

Under any of the following circumstances, the Company shall amend the Articles of Association:

(1) the Articles of Association is contradictory to any provision of the amended Company Law or other relevant laws and administrative regulations;

(2) changes in the Company’s situation which leads to inconsistency with matters recorded in the Articles of Association;

(3) a shareholders’ general meeting adopts a resolution to amend the Articles of Association.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
147.	Article 184

Save as otherwise specified in Articles 61 and

81 of these Articles of Association, the following procedure shall be followed when amending these Articles of Association:

(1) The board of directors shall adopt a resolution thereon in accordance with these Articles of Associations and prepare a proposal for amendment of the Articles; or the shareholders may present a motion for amendment of the Articles;

(2) The foregoing proposal shall be furnished to the shareholders and a shareholders’ meeting shall be convened for voting on it;

(3) The amendments presented to the shareholders’ meeting shall be adopted through a special resolution.

Article 229

Save as otherwise specified in Articles 70 and 103 of these Articles of Association, the following procedure shall be followed when amending these Articles of Association:

(1) The board of directors shall adopt a resolution thereon in accordance with these Articles of Associations and prepare a proposal for amendment of the Articles; or the shareholders may present a motion for amendment of the Articles;

(2) The foregoing proposal shall be furnished to the shareholders and a shareholders’ meeting shall be convened for voting on it;

(3) The amendments presented to the shareholders’ meeting shall be adopted through a special resolution.

The board of directors shall amend the Articles of Association in accordance with the resolution to amend the Articles of Association passed at the shareholder’s general meeting and the opinions of consideration and approval from the relevant governing authorities.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
148.	Article 185	Amendment of the Company’s Articles of Association which involves the contents of the Mandatory Provisions of Overseas-Listed Companies’ Articles of Association shall become effective upon receipt of approvals by the authorities that are authorised by the State Council to examine and approve Companies.	Article 230

~~Amendment of the Company’s Articles of Association which involves the contents of the Mandatory Provisions of Overseas-Listed Companies’ Articles of Association shall become effective upon receipt of approvals by the authorities that are authorised by the State Council to examine and approve Companies.~~ Where the amendments approved by the shareholders’ general meeting shall be approved by the governing authorities, such amendments shall be submitted to the governing authorities; if any registration of the Company is concerned, the Company shall apply for registration of the changes in accordance with the law.

Any amendment to the Articles of Association that involves information to be disclosed as required by the laws, administrative regulations, departmental rules, relevant regulatory documents and the rules of the stock exchanges where the shares of the Company are listed, shall be announced as required.

149.	Article 186	Where amendment of the Articles of Association involves the registered particulars of the Company, procedures for alteration of registration shall be handled in accordance with the law.		~~Where amendment of the Articles of Association involves the registered particulars of the Company, procedures for alteration of registration shall be handled in accordance with the law.~~

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
	CHAPTER 20	NOTICES	CHAPTER 21	NOTICES

150.	Article 187

Subject to the proper compliance of all the applicable laws, rules and regulations (including but not limited to the rules of the designated stock exchanges) and obtaining all the required consent (if any), any notice or document published by the Company (including but not limited to the “Corporate Communication” as defined by the rules of the designated stock exchanges) could be delivered by the following methods:

(1) by hand;

(2) by post;

(3) by sending it to the fax number or other number of electronic communication (including but not limited to email address) or website as provided by the addressee to the Company for the said purpose;

(4) by public announcement;

(5) by uploading the notice or document to the website of the Company or the Hong Kong Stock Exchange and issuing a notice to the addressee for notifying him/her on the availability of such notice or document on such website (the “Availability Notice”). The Company shall deliver the Availability Notice to the holders of overseas listed foreign shares by hand or by pre-paid post;

(6) by any other methods as agreed between the Company and the addressee or as accepted by the addressee after the notice is received; or

(7) by any other methods as authorised by the relevant regulatory body of the place of listing of the Company or as stipulated by the Articles of Association.

Article 231

Subject to the proper compliance of all the applicable laws, rules and regulations (including but not limited to the rules of the designated stock exchanges) and obtaining all the required consent (if any), any notice or document published by the Company (including but not limited to the “Corporate Communication” as defined by the rules of the designated stock exchanges) could be delivered by the following methods:

(1) by hand;

(2) by post;

(3) by sending it to the fax number or other number of electronic communication (including but not limited to email address) or website as provided by the addressee to the Company for the said purpose;

(4) by public announcement. Where a notice of the Company is sent by way of an announcement, the aforesaid notice shall be deemed as received by all relevant persons once it is published;

(5) by uploading the notice or document to the website of the Company or the Hong Kong Stock Exchange and issuing a notice to the addressee for notifying him/her on the availability of such notice or document on such website (the “Availability Notice”). The Company shall deliver the Availability Notice to the holders of overseas listed foreign shares by hand or by pre-paid post;

(6) by any other methods as agreed between the Company and the addressee or as accepted by the addressee after the notice is received; or

(7) by any other methods as authorised by the relevant regulatory body of the place of listing of the Company or as stipulated by the Articles of Association.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

In case of joint holders of shares, all the notices or documents shall be delivered to the holder whose name stands first in the register of members and such notices or documents delivered thereby shall be deemed duly delivered to and received by all such joint holders.

Unless as otherwise provided for in these Articles of Association, all the notices, materials or written statements issued by the Company to holders of Overseas-Listed Foreign-Invested Shares shall be delivered by hand or by pre-paid post to the registered address of each holder of such shares.

In case of joint holders of shares, all the notices or documents shall be delivered to the holder whose name stands first in the register of members and such notices or documents delivered thereby shall be deemed duly delivered to and received by all such joint holders.

Unless as otherwise provided for in these Articles of Association, all the notices, materials or written statements issued by the Company to holders of Overseas-Listed Foreign-Invested Shares shall be delivered by hand or by pre-paid post to the registered address of each holder of such shares.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
151.	Article 188

Any notice or document shall be:

(1) Deemed issued when the envelope containing such notice was put into post-box, and deemed duly received after 48 hours thereafter if it was delivered by post, provided that the address was clearly written, postage fee was pre-paid and the said notice was put inside such envelope.

(2) Deemed delivered on the receiving date (i.e. the sending date) if it was sent by fax, in such case the receiving date shall be the date shown on the fax transmission report. If it was sent as an electronic message, it shall be deemed delivered on the date when the message was transmitted from the server of the Company or its agent.

(3) Deemed delivered on the date when the availability notice is deemed delivered to the shareholder if the notice or document was uploaded onto the website of the Company.

(4) Deemed delivered on the date when the notice or document is published for the first time if it is published as a public announcement, provided that such announcement shall be published on newspaper provided for the relevant rules.

(5) Deemed delivered at the time it is delivered by hand or (as the case may be) at the time of such delivery is deemed delivered if the notice or document is sent or delivered by any other methods as stipulated in the

Articles of Association.

Article 232

Any notice or document shall be:

(1) Deemed issued when the envelope containing such notice was put into post-box, and deemed duly received after 48 hours thereafter if it was delivered by post, provided that the address was clearly written, postage fee was pre-paid and the said notice was put inside such envelope.

(2) Deemed delivered on the receiving date (i.e. the sending date) if it was sent by fax, in such case the receiving date shall be the date shown on the fax transmission report. If it was sent as an electronic message, it shall be deemed delivered on the date when the message was transmitted from the server of the Company or its agent.

(3) Deemed delivered on the date when the availability notice is deemed delivered to the shareholder if the notice or document was uploaded onto the website of the Company.

(4) Deemed delivered on the date when the notice or document is published for the first time if it is published as a public announcement, ~~provided that such announcement shall be published on newspaper provided for the relevant rules.~~

(5) Deemed delivered at the time it is delivered by hand or (as the case may be) at the time of such delivery is deemed delivered if the notice or document is sent or delivered by any other methods as stipulated in the Articles of Association.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
	CHAPTER 21	DISPUTE RESOLUTION	CHAPTER 2~~1~~2	DISPUTE RESOLUTION
152.	Article 190

The Company shall abide by the following principles for dispute resolution:

(1) Whenever any disputes or claims arise between: holders of the Overseas-Listed Foreign-Invested Shares and the Company; holders of the Overseas-Listed Foreign- Invested Shares and the Company’s directors, supervisors, general manager or other senior management personnel; or holders of the Overseas-Listed Foreign-Invested Shares and holders of Domestic Shares, in respect of any rights or obligations arising from these Articles of Association, the Company Law or any rights or obligations conferred or imposed by the Company Law and other relevant laws and administrative regulations concerning the affairs of the Company, such disputes or claims shall be referred by the relevant parties to arbitration.

Where a dispute or claim of rights referred to in the preceding paragraph is referred to arbitration, the entire claim or dispute must be referred to arbitration, and all persons who have a cause of action based on the same facts giving rise to the dispute or claim or whose participation is necessary for the resolution of such dispute or claim, shall, where such person is the Company, the Company’s shareholders, directors, supervisors, general manager, or other senior management personnel of the Company, shall comply with the arbitration award. Disputes in respect of the definition of shareholders and disputes in relation to the register of shareholders need not be resolved by arbitration.

Article 234

The Company shall abide by the following principles for dispute resolution:

(1) Whenever any disputes or claims arise between: holders of the Overseas-Listed Foreign-Invested Shares and the Company; holders of the Overseas-Listed Foreign- Invested Shares and the Company’s directors, supervisors, general manager or other senior management personnel; or holders of the Overseas-Listed Foreign-Invested Shares and holders of ~~Domestic~~ A Shares, in respect of any rights or obligations arising from these Articles of Association, the Company Law or any rights or obligations conferred or imposed by the Company Law and other relevant laws and administrative regulations concerning the affairs of the Company, such disputes or claims shall be referred by the relevant parties to arbitration.

Where a dispute or claim of rights referred to in the preceding paragraph is referred to arbitration, the entire claim or dispute must be referred to arbitration, and all persons who have a cause of action based on the same facts giving rise to the dispute or claim or whose participation is necessary for the resolution of such dispute or claim, shall, where such person is the Company, the Company’s shareholders, directors, supervisors, general manager, or other senior management personnel of the Company, shall comply with the arbitration award. Disputes in respect of the definition of shareholders and disputes in relation to the register of shareholders need not be resolved by arbitration.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

(2) A claimant may elect for arbitration to be carried out at either the China International Economic and Trade Arbitration Commission in accordance with its Rules or the Hong Kong International Arbitration Centre in accordance with its Securities Arbitration Rules. Once a claimant refers a dispute or claim to arbitration, the other party must submit to the jurisdiction of arbitral body elected by the claimant. If a claimant elects for arbitration to be carried out at Hong Kong International Arbitration Centre, any party to the dispute or claim may apply for a hearing to take place in Shenzhen in accordance with the Securities Arbitration Rules of the Hong Kong International Arbitration Centre.

(3) If any disputes or claims of rights are arbitrated in accordance with sub-paragraph (1) of this Article, the laws of the PRC shall apply, save as otherwise provided in the laws and administrative regulations.

(4) The award of an arbitral body shall be final and conclusive and binding on all parties.

(2) A claimant may elect for arbitration to be carried out at either the China International Economic and Trade Arbitration Commission in accordance with its Rules or the Hong Kong International Arbitration Centre in accordance with its Securities Arbitration Rules. Once a claimant refers a dispute or claim to arbitration, the other party must submit to the jurisdiction of arbitral body elected by the claimant. If a claimant elects for arbitration to be carried out at Hong Kong International Arbitration Centre, any party to the dispute or claim may apply for a hearing to take place in Shenzhen in accordance with the Securities Arbitration Rules of the Hong Kong International Arbitration Centre.

(3) If any disputes or claims of rights are arbitrated in accordance with sub-paragraph (1) of this Article, the laws of the PRC shall apply, save as otherwise provided in the laws and administrative regulations.

(4) The award of an arbitral body shall be final and conclusive and binding on all parties.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
	CHAPTER 22	SUPPLEMENTARY	CHAPTER 223	SUPPLEMENTARY
153.	Article 191	The newspapers required by these Articles of Association for the publication of announcements shall be those designated or required by the relevant State laws and administrative regulations. If it is necessary to make an announcement to holders of Overseas-Listed Foreign-Invested Shares as required by these Articles of Association, the relevant announcement shall at the same time be published in the newspapers designated by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in accordance with the provisions for “press announcements” set out therein.	Article 235

The newspapers required by these Articles of Association for the publication or newspapers of announcements shall be those designated or required by the relevant State laws, administrative regulations and the Securities Regulatory Authorities in the place where the shares of the Company are listed. If it is necessary to make an announcement to holders of Overseas-Listed Foreign-Invested Shares as required by these Articles of Association, the relevant announcement shall at the same time be published in the newspapers designated by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in accordance with the provisions for “press announcements” set out therein.

154.	Article 193	These Articles of Association are written in Chinese. If there is any discrepancy between the Chinese version and any other translated versions, the Chinese version shall prevail.	Article 237	These Articles of Association are written in Chinese. ~~If there is any discrepancy between the Chinese version and any other translated versions, the Chinese version shall prevail~~. If there is any discrepancy between the Articles of Association and other versions of Articles of Association or other Articles of Association in another language, the Chinese version of the Articles of Association last approved by and registered with the competent department for market regulation in the Company’s domicile shall prevail.

155.		In these Articles of Association, reference to “accountancy firm” shall have the same meaning as “auditor”.	Article 238

In these Articles of Association, reference to “accountancy firm” shall have the same meaning as “auditor”.

The terms “or more”, “within”, “below” herein shall include the figures listed; “beyond”, “lower”, “more than” shall not include the figures listed.

APPENDIX I	COMPARISON TABLE OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
156.			Article 239	In case of any inconsistency between any matters not covered by the Articles of Association and provisions of the laws, administrative regulations, departmental rules, relevant regulatory documents and the rules of the stock exchanges where the shares of the Company are listed as stipulated from time to time, the provisions of the latter shall prevail.

APPENDIX II	THE DILUTION OF IMMEDIATE RETURNS RESULTING FROM THE INITIAL PUBLIC OFFERING OF RMB ORDINARY SHARES (A SHARES) AND THE REMEDIAL MEASURES OF CHINA TELECOM CORPORATION LIMITED

THE DILUTION OF IMMEDIATE RETURNS RESULTING FROM THE INITIAL PUBLIC OFFERING

OF RMB ORDINARY SHARES (A SHARES) AND THE REMEDIAL MEASURES

OF CHINA TELECOM CORPORATION LIMITED

I.	RISK WARNINGS ON DILUTION OF IMMEDIATE RETURNS RESULTING FROM THE OFFERING AND LISTING

After deducting the offering expenses, all proceeds from the Offering and Listing will be used to support the Company’s business development, so as to achieve a reasonable level of capital return as soon as possible. As it takes time for the investment with the proceeds to generate benefits, before the investment with the proceeds fully generates benefits and with the increase of the share capital of the Company, the financial indicators of immediate returns such as earnings per Share of the Company may be diluted.

II.	NECESSITY AND RATIONALITY OF THE OFFERING AND LISTING

(1)	Seizing the opportunities of digitalised development and promoting the implementation of the “Cloudification and Digital Transformation” strategy

The A Share Offering assists the Company to seize the opportunities emerging from the digital transformation of the economy and society, deepen reforms on all fronts, promote the implementation of the “Cloudification and Digital Transformation” strategy to improve the sci-tech innovation capabilities, upgrade products and services, and improve customer experience, so as to expand business scale and enhance the Company’s competitive advantages, laying a solid foundation for the Company’s high-quality development.

(2)	Broadening financing channels to enhance sustainable development capabilities

The A Share Offering can help the Company establish more flexible and diversified financing channels as well as utilise both domestic and overseas capital markets, broaden sources of funds, enhance capital strengths and improve risk tolerance, so as to enhance sustainable development capabilities.

(3)	Improving the corporate governance and enhancing the comprehensive competitiveness

The A Share Offering is conducive to the optimisation of the Company’s governance structure. By introducing strategic investors who are compatible with the Company’s development strategy, complementary in capabilities and resources, and have synergistic effects, the level of governance will be improved and the comprehensive competitive strengths will be further enhanced.

APPENDIX II	THE DILUTION OF IMMEDIATE RETURNS RESULTING FROM THE INITIAL PUBLIC OFFERING OF RMB ORDINARY SHARES (A SHARES) AND THE REMEDIAL MEASURES OF CHINA TELECOM CORPORATION LIMITED

III.

RELATIONSHIP BETWEEN THE INVESTMENT PROJECTS WITH THE PROCEEDS FROM THE OFFERING AND THE EXISTING BUSINESS OF THE COMPANY, AND PREPARATIONS MADE BY THE COMPANY IN TERMS OF PERSONNEL, TECHNOLOGY, MARKET AND OTHERS TO BE INVOLVED IN THE INVESTMENT PROJECTS

In terms of personnel, the Company has trained an excellent talent team with extensive experience in 5G, cloud-network and other fields in the process of years of tapping in the industry, which becomes the endogenous driving force for the growth of the Company. In the future, adhering to the concept that talents are the most important resources, the Company will continue to strengthen the market-oriented “selection, employment, training and retention” mechanism, motivate employees’ enthusiasm, initiative and creativity and build a learning- oriented and co-development enterprise thus to ensure the smooth implementation of the investment projects with the proceeds.

In terms of technology, the Company actively assumes the important responsibility for national sci-tech innovation, solidifies the control on self-developed key core technologies, and has significant achievements in standardised patents and awards. Looking forward, the Company will deepen the reform of systems and mechanisms for sci-tech innovation, optimise the strategic layout in sci-tech innovation, intensify research on the key core technologies, and accelerate the end-to-end transformation of scientific and technological achievements to provide technological support for the smooth implementation of the investment projects with the proceeds from the Offering and Listing.

In terms of market, proceeds from the Offering and Listing will be mainly used for upgrading the Company’s principal business, so as to build a service-oriented, technology- oriented, and secured enterprise. By leveraging its strong network infrastructure and excellent service quality, the Company has formed a sound brand image and market position with a large group of domestic and overseas customers. In the meantime, there are broad development prospects for 5G, new infrastructure construction, and the digital economy and emerging businesses innovations are gradually forming new driving forces for development, which have laid a sound market foundation for the implementation of the investment projects with the proceeds from the Offering and Listing.

APPENDIX II	THE DILUTION OF IMMEDIATE RETURNS RESULTING FROM THE INITIAL PUBLIC OFFERING OF RMB ORDINARY SHARES (A SHARES) AND THE REMEDIAL MEASURES OF CHINA TELECOM CORPORATION LIMITED

IV.	SPECIFIC REMEDIAL MEASURES FOR THE DILUTION OF IMMEDIATE RETURNS

In response to the possible dilution of the immediate returns resulting from the Offering and Listing, the Company will maintain and adopt the following principles and measures to effectively use the proceeds from the Offering and Listing to further enhance the Company’s operating efficiency, enhance risk management and fully protect the interests of the Company’s Shareholders, especially minority Shareholders, as well as focus on medium and long-term shareholder value returns.

(I)	Promoting the implementation of the Company’s strategies and creating greater value for customers and Shareholders

The Company will firmly seize the opportunities emerging from the digital transformation of the economy and society and fully implement the “Cloudification and Digital Transformation” strategy. With adherence to customer-oriented philosophy together with deepened corporate reforms and strengthened sci-tech innovation, a high-level open ecosystem is created with further leveraging in the advantages among network, team, brand, etc. The Company sets up an optimised market-oriented incentive system to enhance employees’ vitality and creativity so as to improve the effectiveness and efficiency of development and enhance customer experience, striving to promote the high-quality development of the Company and create greater value for customers and Shareholders.

(II)	Strengthening the supervision on the use of proceeds and standardising the use of proceeds

To standardise management and use of proceeds as well as to protect the interests of the investors, the Company will formulate the Administrative Measures for Proceeds of China Telecom Corporation Limited according to the requirements under the laws and regulations including the Company Law, the Securities Law and the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange as well as the provisions under the Articles of Association, which set forth detailed rules for deposit of proceeds, use of proceeds, changes in investment of proceeds, management and supervision of use of proceeds. The Company will strengthen the management of proceeds, use the proceeds in a reasonable and effective way, and prevent the risks therein.

(III)	Improving cash dividend policy and strengthening investor return mechanism

The Company has improved its cash dividend policy in accordance with the requirements of the CSRC and the actual situation of the Company, and has made institutional arrangements for its profit distribution policies in the Articles of Association and other documents applicable after listing. At the same time, the Company has formulated a plan for Shareholders’ return within three years following the Offering and Listing to recognise and safeguard the Shareholders’ interests. The Company will attach importance to reasonable investment returns to the investors, and its profit distribution policy will take into account the overall interests of all Shareholders, the Company’s long term interests and its sustainable development.

APPENDIX II	THE DILUTION OF IMMEDIATE RETURNS RESULTING FROM THE INITIAL PUBLIC OFFERING OF RMB ORDINARY SHARES (A SHARES) AND THE REMEDIAL MEASURES OF CHINA TELECOM CORPORATION LIMITED

(IV)	Continuously improving corporate governance and providing institutional safeguards for the Company’s development

The Company will strictly follow the requirements of laws and regulations such as the Company Law, the Securities Law, the Code of Corporate Governance for Listed Companies, and the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange, and continuously improve the corporate governance structure to effectively ensure that the Shareholders can fully exercise their rights, that the Board can exercise its functions and powers in accordance with the laws and regulations and the Articles of Association, and that the Independent Non-Executive Directors can perform their duties conscientiously, to safeguard the Company’s overall interests, especially the legitimate rights and interests of minority Shareholders, and to provide institutional safeguards for the Company’s development.

V.	UNDERTAKINGS BY THE DIRECTORS AND SENIOR MANAGEMENT PERSONNEL OF THE COMPANY RELATED TO THE REMEDIAL MEASURES FOR THE DILUTION OF IMMEDIATE RETURNS RESULTING FROM THE OFFERING AND LISTING

The Directors and senior management personnel of the Company will undertake to faithfully and diligently perform their duties and safeguard the legitimate rights and interests of the Company and all the Shareholders, and will make the following undertakings to ensure that the remedial measures for the dilution of immediate returns resulting from the Offering and Listing can be effectively implemented according to the relevant regulations of the regulatory authorities:

(1)	They undertake not to transfer any benefits to other entities or individuals without consideration or with unfair conditions, nor otherwise jeopardise the interests of the Company.

(2)	They undertake to impose constraints on position-related consumption behavior.

(3)	They undertake not to make any investment or consumption activity irrelevant to their performance of duties using the Company’s assets.

(4)	They undertake to propel to link the remuneration policy formulated by the Board or the Remuneration Committee with the implementation of the Company’s remedial measures for immediate returns.

APPENDIX II	THE DILUTION OF IMMEDIATE RETURNS RESULTING FROM THE INITIAL PUBLIC OFFERING OF RMB ORDINARY SHARES (A SHARES) AND THE REMEDIAL MEASURES OF CHINA TELECOM CORPORATION LIMITED

(5)

In the case that any equity incentive scheme (if any) is introduced hereafter, they undertake to actively support to link the vesting conditions of equity incentive with the implementation of the Company’s remedial measures for immediate returns.

(6)

Prior to the completion of the Offering and Listing, if the regulatory authorities make other detailed provisions on the remedial measures for diluted immediate returns and related undertakings, and when the above undertakings fail to meet the detailed requirements of the regulatory authorities, they undertake to make supplementary undertakings in accordance with the relevant provisions.

VI.	UNDERTAKINGS BY CONTROLLING SHAREHOLDER OF THE COMPANY RELATED TO THE REMEDIAL MEASURES FOR THE DILUTION OF IMMEDIATE RETURNS RESULTING FROM THE OFFERING AND LISTING

In accordance with the relevant requirements of the regulatory authorities, the controlling shareholder of the Company, China Telecommunications Corporation, will make the following undertakings in relation to the effective implementation of the remedial measures for the dilution of immediate returns resulting from the Offering and Listing:

(1)	They undertake that they will not intervene the operation and management activities of the Company beyond authority or encroach upon the Company’s interests.

(2)

From the date of such undertakings and prior to the completion of the Offering and Listing, if the CSRC makes other new regulatory requirements relating to the remedial measures and related undertakings, and the foregoing undertakings fall short of meeting such new regulatory requirements of the CSRC, China Telecommunications Corporation will then give supplementary undertakings in accordance with latest regulations announced by the CSRC.

(3)

They undertake to effectively fulfill their undertakings in relation to any undertakings made by China Telecommunications Corporation in relation to the remedial measures. In the event that China Telecommunications Corporation violates these undertakings and causes losses to the Company or the investors, China Telecommunications Corporation is willing to compensate the Company or investors according to relevant laws.

APPENDIX III	THE PRICE STABILISATION PLAN OF THE COMPANY’S A SHARES WITHIN THREE YEARS FOLLOWING THE INITIAL PUBLIC OFFERING AND LISTING OF RMB ORDINARY SHARES (A SHARES) OF CHINA TELECOM CORPORATION LIMITED

THE PRICE STABILISATION PLAN OF THE COMPANY’S A SHARES WITHIN THREE YEARS

FOLLOWING THE INITIAL PUBLIC OFFERING AND LISTING OF RMB ORDINARY SHARES (A SHARES)

OF CHINA TELECOM CORPORATION LIMITED

This plan is hereby developed in accordance with the Company Law, the Securities Law, the Opinions of the CSRC on Further Promoting the Reform of New Share Offering Scheme (《中國證監會關於進一步推進新股發行體制改革的意見》) and the requirements of other relevant laws and regulations in order to strengthen the integrity obligations of the related parties of the Company and safeguard the interests of minority Shareholders.

I.	SPECIFIC CONDITION FOR INITIATING THE PRICE STABILISATION PLAN OF A SHARES

(I)

If, within three years after the date of the A Share Offering and Listing of the Company, the condition is met that the closing price of A Shares of the Company is lower than its latest audited net asset value per Share for 20 consecutive trading days (if, after the date up to which the latest audited accounts of the Company was made, the net assets or the total number of Shares of the Company are changed due to ex-right or ex-dividend events including dividend distribution, bonus issue, conversion of capital reserve into share capital, Share subdivision, additional issuance, allotment of Shares or Share consolidation, etc., the net asset value per Share shall be adjusted accordingly, and the same applies hereinafter) not for the reason of force majeure (hereinafter referred to as the “Condition for Share Price Stabilisation”), and under the premise of compliance with the relevant laws and regulations (including the listing rules of the place(s) where the Company’s Shares are listed, and the same applies hereinafter) regarding actions of changes in equity including repurchase and increase in shareholding, the Company and the relevant parties will launch the following measures to stabilise A Share price.

1.

The controlling shareholder of the Company shall, within 10 trading days after the fulfillment of the Condition for Share Price Stabilisation, notify the Company in writing whether it has a specific plan to increase its shareholding of the Company’s A Shares, and the Company shall make the announcement in accordance with the information disclosure requirements of the listed companies. If there is a plan to increase its shareholding, the controlling shareholder shall disclose the information such as the range of quantity and price, completion time and other information of the planned increase, and the total amount of the planned increase of shareholding shall not be less than RMB500 million. At the same time, the Company’s equity distribution after the controlling shareholder ’s increase in shareholding shall satisfy the listing requirements, and the shareholding increase in A Shares and information disclosure shall comply with the Securities Law and other relevant laws, administrative regulations, departmental rules, regulatory documents and the requirements of domestic and overseas regulatory authorities (including the listing rules of the place(s) where the Company’s Shares are listed).

– III-1 –

APPENDIX III	THE PRICE STABILISATION PLAN OF THE COMPANY’S A SHARES WITHIN THREE YEARS FOLLOWING THE INITIAL PUBLIC OFFERING AND LISTING OF RMB ORDINARY SHARES (A SHARES) OF CHINA TELECOM CORPORATION LIMITED

2.

If the controlling shareholder fails to announce the aforementioned specific plan for shareholding increase as scheduled, or clearly indicates that there is no plan for shareholding increase, within 20 trading days after the fulfillment of the Condition for Share Price Stabilisation, the Board of the Company will make an announcement on the Price Stabilisation Plan of A Shares (the “Price Stabilisation Plan of A Shares”), which includes but not limited to a plan of repurchasing the A Shares of the Company or other plans in compliance with the relevant laws and regulations. Where the Company adopts A Share repurchase plan, the plan will include but not limited to the range of quantity and price of the A Shares to be repurchased, source of capital for the repurchase, completion time and other information, and the amount of capital to be used by the Company for repurchase of A Shares to stabilise A Share price in a particular accounting year shall be no less than RMB500 million. The Price Stabilisation Plan of A Shares shall be implemented by the Company after going through its internal approval procedures in accordance with the laws and regulations applicable to the Price Stabilisation Plan of A Shares and the Articles of Association, and after performing other relevant procedures and obtaining necessary approvals as required by relevant laws and regulations.

3.

If the Board of the Company fails to announce the aforesaid Price Stabilisation Plan of A Shares as scheduled, or fails to obtain approvals for the plan from the General Meetings or regulatory authorities due to various reasons, it will trigger the obligations on the part of the Directors (other than the Independent Non-Executive Directors and those who do not receive their remuneration from the Company) (hereinafter referred to as the “Relevant Directors”) and the senior management personnel to increase their shareholdings of A Shares of the Company. Subject to relevant laws and regulations, and policies, the Relevant Directors and senior management personnel shall, within 10 trading days after triggering their obligations to increase their shareholdings of A Shares of the Company (or 10 + N trading days if the Relevant Directors and senior management personnel are restricted from dealing in the A Shares of the Company for N trading days during the period), increase their holding of A Shares in the Company and their respective accumulated amount of shareholding increased shall not be less than 10% of the total amount of remuneration (after tax) received from the Company in the preceding year.

– III-2 –

APPENDIX III	THE PRICE STABILISATION PLAN OF THE COMPANY’S A SHARES WITHIN THREE YEARS FOLLOWING THE INITIAL PUBLIC OFFERING AND LISTING OF RMB ORDINARY SHARES (A SHARES) OF CHINA TELECOM CORPORATION LIMITED

(II)

Within 120 trading days after completion of the implementation of any of the above three measures for A Share price stabilisation, the obligations of the controlling shareholder, the Company, the Relevant Directors and senior management personnel to stabilise Share price of A Shares will be automatically released. If, from the 121st trading day after completion of the implementation of any of the above three measures for A Share price stabilisation, the closing price of A Shares of the Company is still lower than its latest audited net asset value per Share for 20 consecutive trading days, the Condition for Share Price Stabilisation shall be deemed to be met again.

(III)

When adopting the aforesaid measures for Share price stabilisation of A Shares, the controlling shareholder, the Company, the Relevant Directors and senior management personnel shall perform corresponding information disclosure obligations under the listing rules of the place(s) where the Company’s Shares are listed and other applicable regulatory provisions, and comply with the relevant provisions under the applicable laws and regulations and the Articles of Association.

II.	TERMINATION OF THE PRICE STABILISATION PLAN

Once triggering the Condition for Share Price Stabilisation, the Company shall terminate the implementation of the Price Stabilisation Plan of A Shares, which has been developed or announced, and any plan in execution shall be deemed to be completed with no need for further implementation in the event of any of the following:

(I)	The closing price of A Shares of the Company is no lower than its latest audited net asset value per Share for 5 consecutive trading days;

(II)

Further implementation of the Price Stabilisation Plan of A Shares will result in the Company’s shareholding structure’s failure to meet the listing conditions or violation of the then prevailing prohibition regulations, or the Relevant Directors’ and senior management personnel’s increasing shareholdings of A Shares of the Company will trigger a general offer obligation.

– III-3 –

APPENDIX III	THE PRICE STABILISATION PLAN OF THE COMPANY’S A SHARES WITHIN THREE YEARS FOLLOWING THE INITIAL PUBLIC OFFERING AND LISTING OF RMB ORDINARY SHARES (A SHARES) OF CHINA TELECOM CORPORATION LIMITED

III.	RELEVANT RESTRICTION MEASURES

(I)

If the controlling shareholder of the Company, after the announcement of the plans to increase shareholdings of A Shares, fails to put such plans into practice due to subjective reasons, the Company may temporarily withhold the cash dividends triggered by the obligations of increasing shareholdings of such controlling shareholder for the year and the following year (if any) until such controlling shareholder perform their obligation of increasing shareholdings of A Shares.

(II)

If the Board of the Company fails to announce the Price Stabilisation Plan of A Shares as scheduled, or the Company is requested to, but actually fails to, repurchase A Shares under the Price Stabilisation Plan of A Shares as considered and approved by the Board of the Company and General Meetings, the Company will provide public explanations regarding the specific reasons for its non-performance at the Shareholders’ general meetings and on the newspapers as designated by the CSRC and make an apology to the Shareholders and public investors.

(III)

If Relevant Directors and senior management personnel of the Company, after the announcement of the plans to increase shareholdings of A Shares, fail to put such plans into practice due to subjective reasons, the Company will be entitled to temporarily withhold the corresponding amount of remuneration payable to Relevant Directors and senior management personnel (i.e. 10% of the monthly pay (after tax) of relevant persons shall be deducted from the month in which they fail to perform their obligation of increasing shareholdings of A Shares until the deducted amount adds up to 10% of the total amount of remuneration (after tax) obtained by them from the Company in the last financial year in which they should perform the obligation of stabilising A Share price) until Relevant Directors and senior management personnel perform their obligation of increasing shareholdings of A Shares.

(IV)

If the Company, the Relevant Directors and senior management personnel are unable to perform their obligations of increasing shareholdings or repurchase of A Shares during a certain period due to the regulations of the listing rules and other securities supervision and administration regulations of the place(s) where the Company’s Shares are listed, on the minimum shareholding by public shareholders, the relevant responsible parties may be exempted from the above restriction measures, but shall proactively take other measures to stabilise Share price of A Shares.

– III-4 –

APPENDIX III	THE PRICE STABILISATION PLAN OF THE COMPANY’S A SHARES WITHIN THREE YEARS FOLLOWING THE INITIAL PUBLIC OFFERING AND LISTING OF RMB ORDINARY SHARES (A SHARES) OF CHINA TELECOM CORPORATION LIMITED

IV.	OTHER EXPLANATIONS

Within the validity of this plan, the newly-elected Relevant Directors and newly appointed senior management personnel of the Company shall perform the obligations of the Relevant Directors and senior management personnel as provided in this plan, and other undertakings made by the Relevant Directors and senior management of the Company at the initial public offering of A Shares of the Company according to the same standard.

If the relevant laws and regulations specify otherwise during the implementation of this plan, the Company shall follow such provisions.

Within the effective period of this plan, if it is subject to amendment due to relevant rules newly issued by the CSRC, Shanghai Stock Exchange and other regulatory authorities, the Board and its authorised persons shall be authorised by the General Meetings to make such amendment accordingly.

V.	EFFECTIVE PERIOD OF THE PLAN

This plan shall take effect from the date of the Offering and Listing of the Company and shall remain valid within three years thereafter, upon the consideration and approval from the EGM, Domestic Shareholders’ Class Meeting and H Shareholders’ Class Meeting.

– III-5 –

APPENDIX IV	THE PLAN FOR SHAREHOLDERS’ RETURN WITHIN THREE YEARS FOLLOWING THE INITIAL PUBLIC OFFERING AND LISTING OF RMB ORDINARY SHARES (A SHARES) OF CHINA TELECOM CORPORATION LIMITED

THE PLAN FOR SHAREHOLDERS’ RETURN WITHIN THREE YEARS FOLLOWING

THE INITIAL PUBLIC OFFERING AND LISTING OF RMB ORDINARY SHARES (A SHARES) OF

CHINA TELECOM CORPORATION LIMITED

Pursuant to the relevant requirements of the CSRC’s Notice on Matters in Relation to Further Implementing Cash Dividend Distribution of Listed Companies, the Regulatory Guidelines for Listed Companies No. 3 – Cash Dividend Distribution of Listed Companies and the Guidelines of the Shanghai Stock Exchange on Cash Dividend of Listed Companies (《上 海證券交易所上市公司現金分紅指引》), to further strengthen the mindset of rewarding the Shareholders, improve profit distribution policy, clarify the reasonable Shareholders’ investment return plan of the Company, increase the transparency and operability of profit distribution decisions, and facilitate Shareholders’ supervision over the Company’s operations and profit distribution, the Company has made this plan for Shareholders’ return, details of which are set out below:

I.	PRINCIPLES OF THE PLAN FOR SHAREHOLDERS’ RETURN

The plan for Shareholders’ return shall be formulated in compliance with the relevant laws and regulations as well as the Articles of Association as applicable after the listing, attach importance to reasonable investment returns to investors and have regard to the Company’s actual operating conditions for the current year and its sustainable development. The plan for Shareholders’ return formulated by the Company shall fully consider and listen to the opinions from Shareholders (in particular minority investors), Independent Non-Executive Directors and Supervisors.

II.	DETAILS OF THE PLAN FOR SHAREHOLDERS’ RETURN

(I)

The Company may distribute its profits in cash, Shares or a combination of both or in any other forms as permitted by the laws and regulations. The Company shall determine a cash dividend policy that enables the Shareholders to share the growth and development results of the Company and receive reasonable investment returns, by considering factors such as its development stage and capital requirements.

(II)

The Company adopts cash dividend as its priority profit distribution policy, i.e. the Company shall distribute its dividends preferentially in cash when the Company gains profit in that year and the accumulated undistributed profits at that year-end are positive and if there are distributable profits available after making up losses, and making appropriation of various common reserve funds and reserve funds in accordance with the laws. The profits distributed by the Company shall not exceed its accumulated distributable profits, and without prejudice to the Company’s ability to operate as a going concern. In the event that the Company has no significant investment plan or significant cash expenditure, and its risk control indicators can meet regulatory provisions and address the capital needs for its normal operations after distribution of cash dividends, the accumulated profits distributed by the Company in cash in any three consecutive years shall be no less than 30% of the annual average distributable profits realised in such three years.

APPENDIX IV	THE PLAN FOR SHAREHOLDERS’ RETURN WITHIN THREE YEARS FOLLOWING THE INITIAL PUBLIC OFFERING AND LISTING OF RMB ORDINARY SHARES (A SHARES) OF CHINA TELECOM CORPORATION LIMITED

(III)

The Company, in principle, makes a profit distribution on a yearly basis. Based on profits, capital requirements and relevant conditions of the Company, the Board may propose the Company to make an interim profit distribution.

(IV)

If the operating conditions of the Company are favourable and the Board considers that there is a mismatch between Company’s Share price and the size of its share capital and that distribution of Share dividend is in the interests of all Shareholders of the Company as a whole, the Company may, after making the above cash dividends distribution and comprehensively taking into consideration factors including the growth of the Company and the diluted net assets per Share, propose to implement a proposal on distribution of dividends in Shares.

(V)

The Board of the Company shall comprehensively take into account, among other things, features of the industries where the Company operates, its development stage, business model, and profitability level and whether it has any significant capital expenditure plans, and formulate differentiated cash dividend policies in accordance with the procedures provided in the Articles of Association and the provisions set out below:

1.	If the Company is at the mature stage of development and has no significant capital expenditure plan, the proportion of cash dividends shall be at least 80% in the profit distribution;

2.	If the Company is at the mature stage of development and has a significant capital expenditure plan, the proportion of cash dividends shall be at least 40% in the profit distribution;

3.	If the Company is at the growing stage of development and has a significant capital expenditure plan, the proportion of cash dividends shall be at least 20% in the profit distribution.

If it is difficult to differentiate the Company’s stage of development while it has a significant capital expenditure plan, the profit distribution may be dealt with pursuant to the rules applied in the previous provisions.

APPENDIX IV	THE PLAN FOR SHAREHOLDERS’ RETURN WITHIN THREE YEARS FOLLOWING THE INITIAL PUBLIC OFFERING AND LISTING OF RMB ORDINARY SHARES (A SHARES) OF CHINA TELECOM CORPORATION LIMITED

(VI)

If any force majeure events occur, including war or natural disaster; or there are changes in the Company’s external operating environment causing a material impact on the Company’s operation; or there is a relatively material change in the Company’s own operating or financial position; or there are changes in or adjustments to relevant laws and regulations or regulatory requirements; or where the Board deems necessary, the Company may make amendments to its cash dividend policy. The Board shall conduct a thorough discussion on such amendments to the cash dividend policy by the Company and form a special resolution in this regard to submit to the Shareholders’ general meetings for approval by more than two-thirds of the voting rights held by Shareholders attending such Shareholders’ general meetings.

III.	FACTORS CONSIDERED IN FORMULATION OF THE PLAN FOR SHAREHOLDERS’ RETURN

The Company values the reasonable investment returns to the investors, and its profit distribution policy will take into account the overall interests of all Shareholders, the long term interests of the Company and its sustainable development. Details of the factors are considered as follows:

(I)	Earnestly protecting legitimate interests of Shareholders and implementing regulatory requirements

The Company will actively perform its social and legal responsibilities, earnestly protect the legitimate interests of Shareholders, and render reasonable investment returns to investors.

Under the clear requirements in the Regulatory Guidelines for Listed Companies No. 3 – Cash Dividend Distribution of Listed Companies issued by the CSRC on further improving profit distribution decision-making procedures, refining cash dividend system, strengthening the transparency of cash dividend distribution, and maintaining the consistency, reasonableness and stability of cash dividend policy by listed companies, the Company will formulate corresponding dividend distribution and return plan to implement the regulatory requirements of CSRC on profit distribution and cash dividend policy of listed companies.

(II)	Actual operation and development of the Company

As the Company’s future operating results and profitability may be subject to fluctuation due to the overall economic conditions, macroscopic policies and markets in the PRC and other jurisdictions where the Company conducts business, the Company will formulate its profit distribution policy taking into account factors such as the operating results and cash flows, the future business development as well as the capital expenditures need, capital need and relevant debt-to-capital ratio of the Company.

APPENDIX IV	THE PLAN FOR SHAREHOLDERS’ RETURN WITHIN THREE YEARS FOLLOWING THE INITIAL PUBLIC OFFERING AND LISTING OF RMB ORDINARY SHARES (A SHARES) OF CHINA TELECOM CORPORATION LIMITED

(III)	Requirements and expectations of Shareholders

In formulating a profit distribution policy, the Company will fully consider the requirements and expectations of the Shareholders by emphasising reasonable investment returns to investors and taking into account their expectations on the Company’s sustainable development at the same time. Detailed profit distribution plan, including percentage of cash dividends, adopting distribution method of Share dividend or not, etc., will be formulated by the Board based on the Company’s operation in that year and its normal operation and development needs in the future, and will be implemented upon consideration and approval at the Shareholders’ general meetings.

(IV)  Costs of social capital and external financing environment

In determining a profit distribution policy, the Company will comprehensively consider the factors including its capital costs and external financing environment.

IV.	DECISION-MAKING PROCEDURES AND SUPERVISION MECHANISM OF THE PLAN FOR SHAREHOLDERS’ RETURN

In formulating a profit distribution plan, the Board of the Company shall conduct careful research into and deliberation on the timing, conditions and minimum percentage of cash dividends, conditions of adjustment, requirements of decision-making procedures and other matters, while the Independent Non-Executive Directors shall explicitly state their opinions. The Independent Non-Executive Directors may collect opinions from minority Shareholders to put forward a cash dividend proposal and submit it directly to the Board for consideration. Before a detailed cash dividend distribution plan is considered at the Shareholders’ general meetings, the Company shall actively communicate with its Shareholders through various channels, especially minority Shareholders, fully listen to the opinions and appeals of minority Shareholders, and timely respond to the concerns of minority Shareholders. The Supervisory Committee of the Company shall supervise the formulation of profit distribution plan of the Company by the Board and its decision-making procedures.

Under special circumstances where cash dividend distribution is not proposed, the Company shall provide explanations on the reasons for non-distribution of cash dividend and the use of the undistributed profit retained in the Company in the profit distribution plan submitted at the Shareholders’ general meetings for consideration, and shall make relevant disclosures thereon in its annual reports.

V.	IMPLEMENTATION OF PROFIT DISTRIBUTION PLAN

After a profit distribution plan is resolved at the Shareholders’ general meetings of the Company, the Board shall complete the distribution of dividends within two months after the convening of such Shareholders’ general meetings.

APPENDIX V	THE UNDERTAKINGS ON THE INFORMATION DISCLOSURE IN THE PROSPECTUS IN CONNECTION WITH THE INITIAL PUBLIC OFFERING AND LISTING OF RMB ORDINARY SHARES (A SHARES) OF CHINA TELECOM CORPORATION LIMITED

THE UNDERTAKINGS ON THE INFORMATION DISCLOSURE IN THE PROSPECTUS

IN CONNECTION WITH THE INITIAL PUBLIC OFFERING AND LISTING OF RMB

ORDINARY SHARES (A SHARES) OF CHINA TELECOM CORPORATION LIMITED

Under the requirements of the Opinions of the CSRC on Further Promoting the Reform of New Share Offering Scheme (《中國證監會關於進一步推進新股發行體制改革的意見》) and other relevant laws and regulations that require the issuer to make undertakings publicly in its public offering and listing documents, the Company will make relevant undertakings in its public offering and listing documents in respect of the information disclosure in the prospectus, details of which are as follows:

I.

There are no false representations or misleading statements contained in, or material omissions from, the prospectus in connection with the Offering and Listing of the Company, and the Company shall assume joint and several legal liabilities for the truthfulness, accuracy and completeness of the contents of the prospectus.

II.

In the event that the CSRC or the People’s Court or other competent authorities determine that there are any false representations or misleading statements contained in, or material omissions from, the prospectus in connection with the Offering and Listing of the Company which would have a material and substantive effect on determining whether the Company satisfies the conditions of offering under laws, the Company will repurchase all the new A Shares under the Offering according to the laws in the following manners:

1.

If the above circumstance occurs during a stage where the new A Shares under the Offering have been issued but not yet listed, the Company will, within five trading days after the CSRC or the People’s Court and other competent authorities have made a final determination or effective ruling regarding such occurrence, pay back the proceeds from the Offering in accordance with the issue price plus the bank demand deposit interest during the same period to investors who have paid for the subscription for A Shares.

2.

If the above circumstance occurs after the listing of new A Shares under the Offering, the Company will initiate the procedures for repurchase of A Shares to repurchase all the new A Shares under the Offering within 15 trading days after the CSRC or the People’s Court and other competent authorities have made a final determination or effective ruling regarding such occurrence. The detailed A Share repurchase plan will be subject to the Company’s internal and external approval procedures under the applicable laws and regulations and the Articles of Association. The repurchase price will be no less than the issue price of the A Shares under the Offering plus the bank demand deposit interest during the same period from the Offering to the repurchase of A Shares, or at a price recognised by the CSRC. If any ex-right or ex-dividend events, such as profit distribution, conversion of capital reserve into share capital, additional issuance or allotment of Shares, take place after the Offering and before the repurchase, the above-mentioned issue price of A Shares shall be the price after such ex-right or ex-dividend events.

APPENDIX V	THE UNDERTAKINGS ON THE INFORMATION DISCLOSURE IN THE PROSPECTUS IN CONNECTION WITH THE INITIAL PUBLIC OFFERING AND LISTING OF RMB ORDINARY SHARES (A SHARES) OF CHINA TELECOM CORPORATION LIMITED

III.

The Company will compensate the investors fully and promptly for any losses in securities trading suffered by them due to any false representations, misleading statements contained in, or material omissions from, the prospectus in connection with the Offering and Listing of the Company in accordance with the laws based on the final determination or effective ruling handed down by the competent authorities such as the CSRC or the People’s Court.

In the event of failure to perform the above undertakings, the Company will assume corresponding liabilities under relevant laws and regulations and the requirements of the CSRC.

If other provisions of relevant laws and regulations (including the listing rules of the place(s) where the Company’s Shares are listed) specify otherwise during the performing of the above undertakings, the Company shall follow such provisions.

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING

OF CHINA TELECOM CORPORATION LIMITED

CHAPTER 1: GENERAL PROVISIONS

Article 1	In order to ensure the lawful exercise of the rights of shareholders of China Telecom Corporation Limited (the “Company”), efficient and scientific decision-making of the shareholders’ general meeting and enhance the Company’s corporate governance, the rules of procedures of the shareholders’ general meetings of the Company (the “Rules”) are formulated in accordance with the Company Law of the People’s Republic of China (the “Company Law”), Securities Law of the People’s Republic of China, the State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Shares, Mandatory Provisions for Articles of Association of Companies to be Listed Overseas, Guidelines for the Articles of Association of Listed Companies, Rules of Shareholders’ General Meeting of Listed Companies, Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and other laws, regulations, regulatory documents and relevant requirements of the securities regulatory authorities and stock exchanges where the Company’s shares are listed, and the Articles of Association of China Telecom Corporation Limited (the “Articles of Association”), taking into account the Company’s actual situation.

Article 2	The Rules apply to the Company’s shareholders’ general meetings and are binding on the Company, all shareholders, proxies of the shareholders, directors, supervisors, senior management personnel of the Company and other relevant personnel attending the shareholders’ general meetings.

The Company shall convene shareholders’ general meetings in strict accordance with relevant provisions of laws, administrative regulations, the Rules, and the Articles of Association, and ensure the lawful exercise of the rights of shareholders.

The board of directors of the Company shall effectively perform its functions, and shall organise shareholders’ general meetings conscientiously on time.

Article 3	Unless otherwise requires in the Rules, the shareholders’ general meeting shall be convened by the board of directors of the Company. All the directors of the Company shall bear obligations of good faith toward the normal proceeding of the shareholders’ general meeting, and shall not obstruct the lawful exercise of powers by the shareholders’ general meeting.

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

Article 4	A shareholders’ general meeting shall exercise its functions and powers within the scope stipulated by the Company Law and the Articles of Association.

Article 5	The secretary to the Company’s board of directors is responsible for preparing and organising the shareholders’ general meetings.

Article 6	All shareholders appearing on the register of members on the record date or their proxies are entitled to attend shareholders’ general meetings and exercise voting rights in accordance with the laws, administrative regulations, the Articles of Association and the Rules.

Shareholders and their proxies attending the shareholders’ general meetings shall comply with the relevant laws, regulations, the Articles of Association and the Rules. They shall keep the meetings in an orderly manner and shall not jeopardise the legitimate rights and interests of the other shareholders.

Article 7	The Company shall engage lawyers to issue their legal opinions and make an announcement on the following issues during a shareholders’ general meeting:

(1) whether the procedures relating to the convening and holding of such meeting comply with the laws, regulations and the Articles of Association;

(2) the legality and validity of the qualifications of the attendees and the convener of the meeting;

(3) the legality and validity of the voting procedures and voting results;

(4) legal opinions issued on other related matters as requested by the Company.
CHAPTER 2: FUNCTIONS AND POWERS OF AND AUTHORISATION BY THE SHAREHOLDERS’ GENERAL MEETINGS
Article 8	The shareholders’ general meeting is an organisation of authority who has the following functions and powers:

(1) to decide on the Company’s operational policies and investment plans;

(2) to elect and replace directors and supervisors who are not employee representatives and determine matters relating to the remuneration of directors and supervisors;

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

(3) to examine and approve the board of directors’ reports;

(4) to examine and approve the supervisory committee’s reports;

(5) to examine and approve the Company’s proposed annual financial budgets, final accounts and annual reports;

(6) to examine and approve the Company’s profit distribution plans and loss recovery plans;

(7) to pass resolutions on the increase or reduction of the Company’s registered capital, and issuance of any class of shares, warrants or other similar securities;

(8) to pass resolutions on matters such as merger, division, dissolution and liquidation of the Company or alteration of corporate form;

(9) to pass resolutions on the issue of debentures by the Company;

(10) to pass resolutions on the appointment, dismissal and non-reappointment of the accountancy firms of the Company;

(11) to amend the Company’s Articles of Association;

(12) to consider motions raised by shareholders who represent more than 3% of the total number of voting shares of the Company;

(13) to consider and approve the guarantee as required by Article 65 of the Articles of Association;

(14) to consider and approve matters relating to the purchases, disposals of material assets which are more than 30% of the latest audited total assets, within one (1) year;

(15) to consider and approve matters relating to changes in the use of proceeds;

(16) to consider the Company’s share incentive schemes;

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

(17)  to examine and approve related-party (connected) transactions (the “related-party transactions”) which shall be approved at the shareholders’ general meeting as required by laws, administrative regulations, departmental rules, relevant regulatory documents and the securities regulatory authorities in the place where the Company’s shares are listed;

(18)  to decide on other matters which, according to laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchanges where the shares of the Company are listed and the Articles of Association, need to be approved by shareholders in general meetings.

Article 9	The Company shall not, except for special situations such as the Company being in crisis, without the approval of the shareholders’ general meeting by a special resolution, enter into any contract with any person other than its directors, supervisors or senior management personnel pursuant to which such person shall be responsible for the management of the whole or the material part of the businesses of the Company.
CHAPTER 3: CONVENING METHOD OF SHAREHOLDERS’ GENERAL MEETING
Article 10	Shareholders’ general meetings consist of annual general meetings and extraordinary general meetings. Annual general meetings are held once every year and within six (6) months from the end of the preceding accounting year.

The Company shall convene an extraordinary general meeting within two (2) months from the date any one of the following events occurs:

(1) where the number of directors is fewer than the minimum number required by the Company Law or less than two-thirds of the number of directors specified in the Company’s Articles of Association;

(2) where the unrecovered losses of the Company amount to one-third of the Company’s total paid-in share capital;

(3)   where shareholder(s) individually or collectively holding more than 10% of the Company’s issued and outstanding voting shares request(s) (the “Requesting Shareholders”) in writing for the convening of an extraordinary general meeting;

(4) whenever the board of directors deems necessary or the supervisory committee so requests;

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

(5) whenever two or more independent directors so request;

(6)   such other circumstances as required by laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchanges where the shares of the Company are listed or the Company’s Articles of Association.

The number of shares held by the shareholder(s) as described in item (3) shall be calculated at the close of trading on the date when such shareholder(s) request in writing or on the preceding trading day (if the written request is made on a non-trading day).

Article 11	The place of convening the shareholders’ general meeting is the city where the Company is domiciled or other places designated by the board of directors. The shareholders’ general meeting, which will be held by a combination of physical meeting and online voting, will set up a venue. The Company may use video conference, conference call or by other means, for the purpose of facilitating attendance of shareholders of the shareholders’ general meeting. A shareholder who participates in a shareholders’ general meeting in the aforementioned manner shall be deemed to have been present at the meeting.

If the Company convenes a shareholders’ general meeting via Internet or other methods, the time and procedures for voting via Internet or other methods shall be expressly stated in the notice of such meeting.
CHAPTER 4: PROCEDURES OF SHAREHOLDERS’ GENERAL MEETING

Section 1 Proposal, Solicitation and Review of Proposals
Article 12	When the Company convenes a shareholders’ general meeting, the board of directors, the supervisory committee or shareholders, individually or jointly, holding more than 3% of the total voting shares of the Company shall have the right to propose new motions in writing, and the Company shall place such proposed motions on the agenda for such general meeting if they are matters falling within the functions and powers of shareholders in general meetings.

Shareholders, individually or jointly, holding more than 3% of the Company’s voting shares may submit a written proposal to the convener ten (10) days prior to the date of the shareholders’ general meeting. The convener shall issue a supplementary notice of the shareholders’ general meeting within two (2) days upon receipt of the proposal, announcing the content of the proposal.

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

Except for the circumstances specified in the preceding paragraph, the convener shall not modify the proposals or add new proposals after the notice of the shareholders’ general meeting has been issued.

If a proposal is not specified in the notice of the shareholders’ general meeting or does not comply with the provisions of Article 13 of the Rules, it shall not be voted or resolved at the shareholders’ general meetings.

Article 13	Proposals to the shareholders’ general meeting shall meet the following conditions:

(1)   the contents shall not contradict the laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchanges where the shares of the Company are listed and the Articles of Association and shall fall within the scope of the shareholders’ general meeting;

(2) motions and specific resolutions shall be specified;

(3) shall be submitted or delivered to the convener of the shareholders’ general meeting in writing.

Unless otherwise provided in the Articles of Association, proposals to the shareholders’ general meeting shall be submitted to the convener prior to the issue of notice of the shareholders’ general meeting.
Section 2 Convening, Notice and Change of Meeting
Article 14	The shareholders’ general meetings shall be convened by the board of directors. The supervisory committee or shareholders may convene the shareholders’ general meeting on their own initiative, subject to the relevant requirements specified in the Articles of Association.

Independent directors have the right to propose to the board of directors to convene extraordinary general meetings. The board of directors shall reply in writing agreeing or disagreeing to convene an extraordinary general meeting within ten (10) days upon receipt of such proposal in accordance with the laws, regulations and the Articles of Association.

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

If the board of directors agrees to convene an extraordinary general meeting, notice to convene such meeting shall be issued within five (5) days after the resolution to convene an extraordinary general meeting is adopted by the board of directors. The board of directors shall provide reasons and announce them if it decides not to convene an extraordinary general meeting.

Article 15	The supervisory committee has the right to propose to the board of directors to convene extraordinary general meetings and such proposal shall be made by way of written request(s). The board of directors shall reply in writing agreeing or disagreeing to convene an extraordinary general meeting within ten (10) days upon receipt of such proposal in accordance with the laws, administrative regulations and the Articles of Association.

If the board of directors agrees to convene an extraordinary general meeting, notice to convene such meeting shall be issued within five (5) days after the resolution to convene an extraordinary general meeting is adopted by the board of directors. Any changes to the original proposal in the notice require the consent of the supervisory committee.

If the board of directors decides not to convene an extraordinary general meeting or does not reply within ten (10) days upon receipt of such proposal, the board of directors will be deemed as unable or having failed to fulfill the obligation to convene shareholders’ general meetings and the supervisory committee may convene and preside over the meeting on its own.

Article 16	Shareholders who request for the convening of an extraordinary general meeting or a class meeting shall comply with the following procedures:

(1)   The Requesting Shareholders may sign a written proposal requesting the board of directors to convene an extraordinary general meeting. The board of directors shall reply in writing agreeing or disagreeing to convene an extraordinary general meeting within ten (10) days upon receipt of such proposal in accordance with laws, regulations and the Articles of Association.

(2)   If the board of directors decides to convene an extraordinary general meeting, a notice to convene such meeting shall be issued within five (5) days after the resolution to convene an extraordinary general meeting is adopted by the board of directors. Any changes to the original proposal in the notice require the consent of the Requesting Shareholders.

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

(3)   If the board of directors decides not to convene an extraordinary general meeting or does not reply within ten (10) days upon receipt of such request, the Requesting Shareholders have the right to propose to the supervisory committee to convene an extraordinary general meeting by way of written request(s).

(4)   If the supervisory committee decides to convene an extraordinary general meeting, a notice to convene such meeting shall be issued within five (5) days upon receipt of such request. Any changes to the original proposal in the notice require the consent of the Requesting Shareholders.

(5)   If the supervisory committee does not issue the notice of the shareholders’ general meeting within the required period, it will be deemed as having failed to convene and preside over the shareholders’ general meeting, and shareholders individually or jointly holding 10% or more of the shares of the Company for ninety (90) consecutive days or more (the “Convening Shareholder”) have the right to convene and preside over the meeting on their own.

(6)   In the event where shareholders convene a shareholders’ general meeting on their own initiative, the Convening Shareholder must hold no less than 10% of shares in the Company immediately before the resolution of such meeting is announced.

Article 17	With regard to the shareholders’ general meeting convened by the supervisory committee or shareholders on their own initiative, the board of directors and the secretary to the board of directors shall provide assistance. The board of directors shall provide the register of shareholders as at the record date for the registration of shareholding. If the board of directors fails to provide the register of shareholders, the convener may apply to the securities registration and clearing institution to obtain the same on the strength of the relevant announcement notifying the convening of the shareholders’ general meeting. The register of shareholders obtained by the convener may not be used for any purpose other than to hold the shareholders’ general meeting.

All reasonable expenses incurred by the supervisory committee or the shareholders in convening the shareholders’ general meeting on their own initiative shall be borne by the Company and shall be deducted from the sums owed by the Company to the defaulting directors.

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

Article 18	If the supervisory committee or Shareholders decide to convene the shareholders’ general meeting on their own initiative, they shall notify the board of directors in writing and file with the branch office of the securities regulatory authorities of the State Council in the place where the Company locates, and the stock exchanges. The supervisory committee and the Convening Shareholders shall provide the relevant evidencing materials to the branch office of the Securities Regulatory Authorities of the State Council in the place where the Company locates, and the stock exchanges when issuing the notice convening the shareholders’ general meeting and making announcement of resolutions resolved at the shareholders’ general meeting.

Article 19	When the Company convenes an annual general meeting, written notice of the meeting shall be given at least twenty (20) clear business days before the date of the meeting, or in the case of an extraordinary general meeting, written notice of the meeting should be given at least ten (10) clear business days or fifteen (15) days, whichever is longer, to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and place of the meeting.

Article 20	A notice of a meeting of the shareholders of the Company shall satisfy the following criteria:

(1) be in writing;

(2) specify the place, date and time of the meeting;

(3)   contain the matters and proposals submitted to the meeting for consideration and review. The notice of the shareholders’ general meeting and its supplementary notice shall fully and completely disclose the specific contents of all proposals;

(4)   provide such information and explanation as are necessary for the shareholders to make an informed decision on the proposals to be discussed. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to consolidate/repurchase the shares of the Company, to reorganise its share capital, or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal must be properly explained;

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

(5)   contain a disclosure of the nature and extent, if any, of the material interests of any director, supervisor, manager and other senior management personnel in the proposed transaction and the effect which the proposed transaction will have on them in their capacity as shareholders in so far as it is different from the effect on the interests of shareholders of the same class;

(6) contain the full text of any special resolution to be proposed at the meeting;

(7)   contain a conspicuous statement that a shareholder entitled to attend and vote at such meeting is entitled to appoint one (1) or more proxies to attend and vote at such meeting on his/her behalf and that such proxy(ies) need not be a shareholder;

(8) specify the time and place for lodging proxy forms for the relevant meeting;

(9) provide the record date of the registration of shareholdings of such shareholders entitled to attend the shareholders’ general meeting;

(10) contain names and contact information of the contact persons in charge of the meeting.

Article 21	Notice of shareholders’ general meetings shall be served on each shareholder (regardless of whether such shareholder is entitled to vote at the meeting), by personal delivery or prepaid airmail to the address of the shareholder as shown in the register of shareholders. For the holders of A Shares, notice of the meetings may also be issued by way of public announcement.

The public announcement referred to in the preceding paragraph shall be published in one (1) or more national newspapers designated by the securities authority of the State Council; after the publication of such announcement, the holders of A Shares shall be deemed to have received the notice of the relevant shareholders’ general meeting. The accidental omission to give notice of a meeting to, or the failure to receive the notice of a meeting by, any person entitled to receive such notice shall not invalidate the meeting and the resolutions adopted thereat.

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

Article 22	Where the elections of directors and supervisors are to be discussed at the shareholders’ general meeting, a notice of the shareholders’ general meeting shall fully disclose the particulars of the candidates for directors and supervisors in accordance with laws, administrative regulations, departmental rules, relevant regulatory documents, requirements of the Securities Regulatory Authorities in the place where the Company’s shares are listed and the Articles of Association, and shall include the following contents:

(1) personal particulars such as educational background, working experience and part-time job(s);

(2) whether or not the candidate has any related relationship with the Company or its controlling shareholders and the de facto controller;

(3) disclose the number of the Company’s shares held by the candidate;

(4) whether or not the candidate has been subject to penalties by the Securities Regulatory Authorities of the State Council and other relevant authorities as well as sanctions by any stock exchanges.

Save for the elections of directors and supervisors held by adopting cumulative voting system, each candidate for a director or supervisor shall be proposed by way of a separate proposal.

Article 23	Upon issuance of the notice of shareholders’ general meeting, the shareholders’ general meeting shall neither be delayed nor cancelled without proper reasons. Motions listed in such notice shall not be revoked. Once the shareholders’ general meeting is delayed or cancelled, the convener shall make a public announcement stating the reasons therefor at least two (2) working days prior to the date originally scheduled for convening the meeting.
Section 3 Attendance and Register of the Meeting
Article 24	Shareholders may either attend the shareholders’ general meeting in person or appoint a proxy to attend and vote at such meeting on their behalf.

If an individual shareholder attends the meeting in person, he or she shall present his or her identity card or other valid certificate or proof that can prove his or her identity.

When the shareholders’ general meeting is held, the Company’s directors, supervisors and the secretary to the board of directors shall attend the meeting, and manager(s) and other senior management personnel shall attend the meeting as non-voting delegates.

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

The auditors shall attend the shareholders’ annual general meeting and answer questions relating to audit work, auditor‘s report, accounting policies and its independence, etc.

To ensure the solemnity and the order of the shareholders’ general meeting, the Company has the right to refuse any person other than the shareholders (including their proxies), directors, supervisors, senior management personnel and auditors to enter the venue of the meeting.

Article 25	Any shareholder who is entitled to attend and vote at a general meeting of the Company shall be entitled to appoint one (1) or more persons (whether such person is a shareholder or not) as his/her proxies to attend and vote on his/her behalf, and a proxy so appointed shall be entitled to exercise the following rights pursuant to the authorisation from that shareholder:

(1) the shareholder’s right to speak at the meeting;

(2) the right to demand or join in demanding a poll;

(3) the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one (1) proxy may only vote on a poll.

Article 26	The instrument appointing a proxy shall be in writing under the hand of the appointer or his/her attorney duly authorised in writing if the shareholder authorises a proxy to attend the meeting, or if the appointer is a legal entity or other organisation, such instrument shall be delivered either under seal by such legal entity or other organisation or under the hand of a legal representative, a director or a duly authorised attorney.

If a proxy is appointed to attend the meeting by an individual shareholder, the proxy shall provide valid proof of his or her identity and the instrument of proxy from the appointing shareholder.

A corporate shareholder shall be represented by its legal representative or persons authorised by the legal representative, the board of directors or other decision-making bodies to attend the meeting. The legal representative attending the meeting shall present his or her personal identity card and valid documents that can prove his or her identity as the legal representative. Proxies authorised to attend the meeting shall present their personal identity cards and the written instruments of proxy duly issued by the legal representative, the board of directors or other decision-making bodies of the corporate shareholder.

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

If a shareholder is a Recognised Clearing House or its proxy, such shareholder may, as he sees fit, authorise one (1) or more persons as his/her proxies to attend and vote at any shareholders’ general meeting or shareholders’ class meeting. However, if one (1) or more persons is authorised, the instrument of proxy shall specify the number and class of the shares in relation to each such proxy. Such authorised person may exercise his/her power on behalf of such Recognised Clearing House (or its proxy) in the same manner as the individual shareholder of the Company.

Article 27	The instrument of proxy issued by shareholders to authorise other persons to attend the shareholders’ general meeting shall state the followings:

(1) the name of the proxies of the appointing shareholder;

(2) whether the proxies have the right to vote;

(3)   the number of shares of the appointing shareholder represented by the proxies. If more than one proxy is appointed, the instrument shall specify the number of shares represented by each proxy respectively;

(4)   instructions to vote in favour of, against or abstain from voting on each of the items in the agenda of the shareholders’ general meeting respectively as per the number of shares held by the appointing shareholders;

(5) the signing date and the effective period of the instrument of proxy.

Article 28	The instrument appointing a voting proxy and, if such instrument is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority shall be deposited at the domicile of the Company or at such other place as is specified for that purpose in the notice convening the meeting, not less than twenty-four (24) hours before the time for holding the meeting at which the proxy propose to vote or the time appointed for the passing of the resolution.

If the appointer is a legal person, its legal representative or such person as is authorised by a resolution of its board of directors or other governing body may attend any meeting of shareholders of the Company as a representative of the appointer.

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

Article 29	Any blank form or proxy form issued to a shareholder by the board of directors for use by such shareholder for the appointment of a proxy to attend and vote at meetings of the Company shall be in a form that allows the shareholder to freely instruct the proxy to vote in favour of, against or abstain from voting the motions, with such instructions being individually given in respect of each matter to be voted on at the meeting. Such a form shall contain a statement that, in the absence of specific instructions from the shareholder, whether the proxy may vote as he thinks fit. If such statement is not specified in the instrument of proxy, the proxy is deemed to be entitled to vote at his/her discretion for any resolutions that do not have specific instruction from the shareholder, and the shareholder shall assume corresponding responsibility for such vote.

Article 30	A vote given in accordance with the terms of a proxy shall be valid notwithstanding the death or loss of capacity of the appointer or revocation of the proxy or the authority under which the proxy was executed or the transfer of the shares in respect of which the proxy is given, provided that the Company did not receive any written notice in respect of such matters before the commencement of the relevant meeting.

Article 31	The Company shall be responsible for preparing the meeting’s register which shall include, among other things, the name of, the identity document number and the number of shares with voting rights held by the attendee, and the name of the appointing shareholder (or the name of the relevant company).

Article 32	The convener and the lawyer engaged by the Company will jointly verify the legality of shareholders’ qualifications based on the register of shareholders provided by the securities registration and clearing institution, and register the names of shareholders and the number of voting shares they hold. Such registration shall be concluded prior to the announcement by the chairperson of the shareholders’ general meeting of the number of shareholders and their proxies attending the meeting and the total number of their voting shares.
Section 4 Convening of the Meetings
Article 33	The board of directors and other conveners shall take all necessary measures to ensure that the shareholders’ general meeting is conducted in an orderly manner and shall take measures to prevent any activities interfering with the shareholders’ general meeting or infringing the legitimate rights and interests of shareholders and shall promptly report such activities to the relevant authorities.

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

Article 34	The shareholders’ general meetings shall be convened by the board of directors and be presided over and chaired by the Chairperson of the board of directors; if the Chairperson of the board of directors is unable to or fails to perform such duty, the meeting shall be presided over and chaired by the director who has been designated by the Chairperson to exercise such powers on his/her behalf. If the Chairperson fails to perform his/her power and to designate other directors to exercise such powers on his/her behalf for any reason, a director can be jointly elected by more than half of the directors to preside over and chair the meeting. If no chairperson of the meeting has been so designated, shareholders present shall choose one (1) person to act as the chairperson of the meeting. If for any reason the shareholders fail to elect a chairperson, then the shareholder (including a proxy) holding the largest number of shares carrying the right to vote thereat shall be the chairperson of the meeting.

The shareholders’ general meeting convened by the supervisory committee on its own initiative shall be presided over and chaired by the chairperson of the supervisory committee. If the chairperson of the supervisory committee is unable or fails to perform his/her duties, the shareholders’ general meeting shall be presided over and chaired by a supervisor jointly nominated by more than half of the supervisors.

The shareholders’ general meeting convened by shareholders on their own initiatives shall be presided over and chaired by the representative nominated by the Convening Shareholder. If the chairperson of the shareholders’ general meeting breaches the rules of procedures, which renders shareholders’ general meeting unable to proceed, a person may be nominated at the shareholders’ general meeting to act as the chairperson and preside over the meeting subject to the consent of more than half of the shareholders with voting rights present at the shareholders’ general meeting, and continues the meeting.

Article 35	At the annual general meeting, the board of directors and the supervisory committee shall report their work in the past year to the shareholders’ general meeting. Each independent director shall also make a work report.

Article 36	Directors, supervisors and senior management personnel shall provide explanation and illustration for inquiries and suggestions by shareholders at a shareholders’ general meeting, except for the affairs related to the commercial secrets of the Company.

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

Section 5 Voting and Resolutions

Article 37	The chairperson of the shareholders’ general meeting shall, prior to the voting, announce the number of shareholders and proxies attending the meeting and the total number of their voting shares, which shall be the number of shareholders and proxies attending the meeting and the total number of their voting shares as indicated in the meeting’s register.

Article 38	All votes of shareholders at a shareholders’ general meeting shall be taken by open ballot except where the chairperson of the meeting decides to allow a resolution which relates purely to a procedural or an administrative matter to be voted on by a show of hands.

Article 39	If a matter demanded to be voted upon by poll is the election of the chairperson of the meeting or the adjournment of the meeting, a poll shall be taken immediately. If a poll is demanded for any other matter, such poll shall be taken at the time decided upon by the chairperson and the meeting may proceed with the discussion of other matters; the result of such poll shall still be regarded as a resolution passed at that meeting.

Article 40	When voting by poll, shareholders (including proxies) having the right to two (2) or more votes are not required to cast all of their votes in the same way.

Article 41	Resolutions of shareholders’ general meetings shall be divided into ordinary resolutions and special resolutions.

An ordinary resolution must be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxies) present at the meeting.

A special resolution must be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting.

Article 42	The following matters shall be resolved by ordinary resolutions at shareholders’ general meetings:

(1) work reports of the board of directors and the supervisory committee;

(2) profit distribution plans and loss recovery plans formulated by the board of directors;

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

(3) election or removal of members of the board of directors and members of the supervisory committee, remuneration and manner of payment of such members;

(4) annual budgets, final accounts and annual reports of the Company;

(5) appointment or removal of an accountancy firm;

(6) decisions on the Company’s business policies and investment plans;

(7)   matters other than those which are required by the laws, administrative regulations, departmental rules, relevant regulatory documents and the Securities Regulatory Authorities in the place where the Company’s shares are listed or by the Company’s Articles of Association to be adopted by special resolution.

Article 43	The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

(1) the increase or reduction in share capital and the issue of shares of any class, warrants and other securities of a similar nature;

(2) the issue of debentures by the Company;

(3) the division, merger, dissolution and liquidation of the Company or change of corporate form of the Company;

(4) amendment of the Company’s Articles of Association;

(5) amendment to rights of shareholders of any class;

(6) the consideration and approval of the Company’s share buy-back subject to approval by the shareholders’ general meeting;

(7)   the consideration and approval of matters relating to the Company’s purchases or disposals of material assets or the provision of guarantees within one (1) year, the transaction value of which are more than 30% of the latest audited total assets of the Company;

(8) the consideration of the share incentive scheme;

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

(9)   any other matter resolved by way of an ordinary resolution by shareholders in general meeting which the shareholders consider may have a material impact on the Company and should be adopted by a special resolution;

(10)  other matters to be resolved by special resolutions as required by laws, administrative regulations, departmental rules, relevant regulatory documents and Securities Regulatory Authorities in the place where the Company’s shares are listed or the Articles of Association.

Article 44	A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents. Each share shall have one (1) vote. However, the Company shall have no voting right for the shares held by itself, and such shares shall not be counted towards the total number of voting shares at a shareholders’ general meeting.

When the shareholders’ general meeting considers major matters affecting the interests of minority investors, votes shall be counted separately for minority investors. The results of separate counting of votes shall be publicly disclosed in a timely manner.

The Company’s board of directors, independent directors, shareholders holding 1% or more of voting shares, or investor sponsors established in accordance with laws, regulations or the provisions of the securities regulatory authority of the State Council may act as solicitors, or entrust securities companies and securities service agencies, to publicly request the Company’s shareholders to entrust it to attend the shareholders’ general meeting and exercise shareholder’s rights such as the right to propose and vote.

In the case of soliciting shareholders’ rights in accordance with the preceding paragraph, the solicitor shall disclose the solicitation documents and the Company shall provide assistance.

It is forbidden to publicly solicit shareholder’s rights in a paid or disguised manner. In the case of public solicitation of shareholders’ rights resulting in the breach of laws, administrative regulations and relevant provisions of the Securities Regulatory Authorities of the State Council and incurring losses of the Company or its shareholders, such solicitor shall bear the compensation obligation in accordance with laws.

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

Article 45	Where any member, under the laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchange where the shares of the Company are listed, is required to abstain from voting on any particular resolution or is restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

Article 46	Shareholders attending the shareholders’ general meeting shall present one of the following views on the proposals submitted for voting: for, against or abstention. Except when the securities registration and clearing institutions are the nominal holders of shares subject to the stock connect mechanisms between Mainland China and Hong Kong, declaration may be made according to the intentions of actual holders.

A voting ticket that is incomplete, wrongly completed, illegible, or votes not casted, shall be treated as the voter giving up his/her voting rights. The votes represented by his/her shares shall be treated as “abstention”.

Article 47	In the case of equal number of votes for and against a resolution, whether on a show of hands or on a poll, the chairperson of the meeting is entitled to cast one (1) move vote.

Article 48	The list of candidates for directors or supervisors shall be proposed to the shareholders’ general meeting for voting, when directors or supervisors that are not acting as employee-supervisors are elected at the shareholders’ general meeting.

Where a sole shareholder and its concert party are interested in 30% or more in shares of the Company, the cumulative voting method shall be adopted when electing two (2) or more directors (including independent directors) and supervisors.

The cumulative voting mentioned above represents each share carrying voting rights corresponding to the number of directors or supervisors when they are elected at the shareholders’ general meeting, and the shareholders may exercise such voting rights collectively. The board of directors shall make an announcement to shareholders on the profile and basic information of the directors and supervisors to be elected.

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

Article 49	When voting on the resolutions concerning the appointment of directors or supervisors at a shareholders’ general meeting, the cumulative voting system shall be adopted pursuant to the provisions of the Articles of Association or the resolutions of the shareholders’ general meeting. The particular provisions of the cumulative voting system are as follows:

(1) In the election of more than two (2) directors or supervisors, the cumulative voting system shall be implemented;

(2) In a cumulative voting, each share of a shareholder shall vote as same as the number of directors or supervisors to be appointed;

(3)   The shareholders shall be notified of the cumulative voting on the appointment of directors or supervisors in the notice of the shareholders’ general meeting. The convener shall prepare voting tickets suitable for cumulative voting and provide written illustrations and explanations about the cumulative voting mode, ticket filling, and votes counting;

(4)   Where voting on the selection of director or supervisor candidates is conducted at a shareholders’ general meeting, shareholders may spread to each candidate their votes equivalent to the number of shares held by them, or cast all their votes represented by each share carrying votes equivalent to the number of director or supervisor candidates to one director or supervisor candidate or spread them on several candidates respectively;

(5)   Shareholders who cast all their votes represented by each share carrying the votes equivalent to the number of the director or supervisor candidates on one director or supervisor candidate or spread all their votes on several director or supervisor candidates, shall not have voting rights on other director or supervisor candidates;

(6)   Where the total number of votes the shareholder exercised for a director or supervisor candidate or several candidates collectively is greater than the votes represented by all shares held by a shareholder, such shareholder’s voting shall be deemed as invalid, and the shareholder shall be regarded as abstaining from voting. Where the total number of votes the shareholder exercised for a director or supervisor candidate or several candidates collectively is less than the voting rights represented by all shares held by a shareholder, such shareholder’s voting shall be valid, and such shareholder shall be deemed to abstain from voting as for the voting rights not exercised;

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

(7)   Where votes in favour of a director or supervisor candidate exceed a half of the number of shares carrying voting rights held by shareholders attending the shareholders’ general meeting (based on the number of non-cumulative shares), such director or supervisor shall be an elected director or supervisor candidate. If the number of elected director or supervisor candidates is greater than the number of directors or supervisors to be appointed, those who win more votes in favour of them shall be appointed as directors or supervisors (in case of an equality in the votes among those elected director or supervisor candidates who win the least votes and the appointment of them will be beyond the number of the directors or supervisors to be appointed, such elected candidates shall be deemed to be not elected). Where the number of elected director or supervisor candidates is less than the number of directors or supervisors to be appointed, a new round of voting on the selection of directors or supervisors shall be conducted among the rest director or supervisor candidates till all directors or supervisors are elected and appointed;

(8)   Where a new round of voting on the selection of directors or supervisors is conducted at the shareholders’ general meeting in accordance with the aforementioned clause (7), the number of cumulative votes of shareholder shall be recounted according to the number of directors or supervisors to be appointed in such new round.

Where relevant provisions prescribed by Securities Regulatory Authorities in the place where the shares of the Company are listed are inconsistent with the provisions of the Rules in respect of the cumulative voting system, the board of directors can decide to adopt a suitable cumulative voting system in no violation of the laws, administrative regulations, departmental rules, relevant regulatory documents and the rules of stock exchanges where the shares of the Company are listed.

“Director(s)” mentioned in this Article include(s) independent directors and non-independent directors.

Article 50	Except for the cumulative voting system, all resolutions proposed at the shareholders’ general meetings shall be voted separately, and for different motions on the same matter, voting will be conducted according to the time the motions are proposed. Other than special reasons such as force majeure, which results in the suspension of the shareholders’ general meeting or makes it impossible to vote on resolutions, the shareholders’ general meeting shall not set aside the motions and shall vote on them.

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

Article 51	When any shareholders’ general meeting considers matters related to related- party transactions, the related (connected) shareholders (collectively, the “related shareholders”) shall not vote and the number of voting shares that he represents shall not be counted as part of the total number of valid votes; the announcement of the resolution of the shareholders’ general meeting shall fully disclose the votes of non-related shareholders. Related shareholders’ abstention from voting and voting procedure for related-party transactions are as follows:

(1)   if matters submitted to the shareholders’ general meeting for consideration involve related-party transactions, the convener shall promptly notify the related shareholders in advance, and the related shareholders shall promptly inform the convener after they become aware of the matters.

(2)   if it is necessary to engage professional accountants and valuers to audit and appraise the related-party transactions or engage independent financial advisors to opine on the same, the convener shall properly disclose at the meeting the results of the audit and appraisal or the opinions of the independent financial advisors.

(3)   the related shareholders may participate in the discussion relating to the related-party transactions and make explanatory statement at the shareholders’ general meeting regarding the reasons for the related-party transactions, basic information of the transactions and whether the transactions are fair and sound, etc., but they shall abstain from voting at the meeting.

Article 52	The closing time of the shareholders’ general meeting shall not be earlier than that of such shareholders’ general meeting held via the Internet or other methods, and the chairperson of the meeting shall be responsible for determining whether a resolution has been passed according to the voting results. His/her decision, which shall be final and conclusive, shall be announced at the meeting and recorded in the minute book.

Prior to the official announcement of the voting results, the companies, vote counting officers, scrutineers, substantial shareholders, network service providers and other parties involved in the shareholders’ general meeting site, the Internet and other voting methods shall have the obligation to keep the voting confidential.

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

Article 53	When considering a proposal at the shareholders’ general meeting, no amendment shall be made thereto. Otherwise, such amendment shall be treated as a new proposal and shall not be voted at such shareholders’ general meeting. The same voting right can only choose one of on-site, Internet or other voting methods. In the event of repeated voting of the same voting right, the first voting result shall prevail.

Article 54	Before the voting of the proposals takes place at the shareholders’ general meeting, two (2) shareholder representatives shall be nominated to count the votes and scrutinise the vote-counting. If a shareholder has conflict of interests with the matter to be considered, the relevant shareholder and proxies shall not participate in counting the votes or scrutinising the vote-counting.

Article 55	When resolutions are to be voted at the shareholders’ general meeting, the counting of votes and scrutinising of the vote-counting shall be conducted by one or more parties involving lawyers, shareholder representatives, supervisor representatives, the Company’s auditor, share registrar of Overseas-Listed Foreign-Invested Shares (H shares) or external auditors qualified to serve as the Company’s auditor. The voting results shall be announced during the meeting and the voting results shall be recorded in the minutes of the meeting.

Shareholders of the Company or their proxies who vote through the Internet or other means have the right to check their voting results through the corresponding voting system.

Article 56	If the chairperson of the meeting has any doubts as to the result of a resolution which has been placed to vote at a shareholders’ meeting, he may count the votes. If the chairperson of the meeting has not counted the votes, any shareholder who attends in person or his/her proxy objects to the result announced by the chairperson of the meeting may, immediately after the declaration of the result, demand that the votes be counted and the chairperson of the meeting shall count the votes immediately.

If votes are counted at a shareholders’ general meeting, the result of the counting shall be recorded in the minute book.

The minutes of the meeting, the attendance records signed by the attending shareholders and instruments of proxy shall be kept at the Company’s residence.

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

Shareholders may inspect the copies of the minutes of the meetings during the Company’s business hours free of charge. If any shareholder requests for a copy of such minutes of meetings from the Company, the Company shall send a copy of such minutes within seven (7) days upon receipt of payment of reasonable charges.

Article 57	Minutes of shareholders’ general meetings shall be prepared by the secretary to the board of directors. The minutes shall contain the following items:

(1)   the number of shareholders and their proxies attending the shareholders’ general meeting, their total number of voting shares and the percentage of the total number of shares of the Company they represent;

(2) the venue, date, time, agenda of the meeting, and the name of the convener of the meeting;

(3) the name of the chairperson of the shareholders’ general meeting, and the names of directors, supervisors, managers and other senior management personnel present at the meeting;

(4) in respect of a resolution of a proposal submitted by a shareholder, the name and shareholding of such shareholder and contents of such proposal;

(5) the discussions of each proposal, key points and the voting results; (6)details of the queries or recommendations from the shareholders and the corresponding responses or explanations;

(7) the names of lawyers, vote counting officers and scrutineers;

(8) other matters which shall be recorded in the minutes of the meeting in accordance with the Articles of Association.
Section 6 Special Procedures for Voting by Class Shareholders
Article 58	Class shareholders are those shareholders who hold different classes of shares.

Class shareholders shall have the rights and bear the obligations in accordance with the requirements of laws, regulations and the Articles of Association.

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

Article 59	Rights conferred on any class of shareholders may not be varied or abrogated save with the approval of a special resolution of shareholders in a general meeting and by holders of shares of that class at a separate meeting convened in accordance with Articles 61 to 65 of the Rules.

Where any changes in domestic and foreign laws, administrative regulations, departmental rules, relevant regulatory documents and the rules of the stock exchanges where the shares of the Company are listed, as well as decisions made under law by domestic and foreign regulatory authorities, lead to the change or abrogation of rights of class shareholders, no approval of class meeting would be required.

Article 60	The following rights attaching to a particular class of shares shall be deemed to be varied or abrogated:

(1)   to increase or decrease the number of shares of that class, or to increase or decrease the number of shares of a class having voting or equity rights or privileges equal or superior to those of shares of that class;

(2) to exchange all or part of shares of that class for shares of another class, or to exchange or to create a right to exchange all or part of the shares of another class for shares of that class;

(3) to remove or reduce rights to accrued dividends or rights to cumulative dividends attached to shares of that class;

(4) to remove or reduce preferential rights attached to shares of that class to receive dividends or to the distribution of assets in the event that the Company is liquidated;

(5) to add, remove or reduce conversion rights, election rights, voting rights, transfer or pre-emptive rights, or rights to acquire securities of the Company attached to shares of that class;

(6) to remove or reduce rights to receive payment payable by the Company in particular currencies attached to shares of that class;

(7) to create a new class of shares having voting or equity rights or other privileges equal or superior to those of the shares of that class;

(8) to restrict the transfer or ownership of the shares of that class or to increase the restrictions attaching thereto;

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

(9) to allot and issue rights to subscribe for, or to convert the existing shares into, shares in the Company of that class or another class;

(10) to increase the rights and privileges of shares of other classes;

(11) to restructure the Company in such a way so as to result in the disproportionate distribution of obligations between the various classes of shareholders;

(12) to amend or abrogate the provisions of this chapter.

Article 61	Affected class shareholders, regardless of whether having the right to vote or not at shareholders’ general meetings, have the right to vote at class meetings in respect of matters concerning sub-paragraphs (2) to (8), (11) and (12) of Article 60 of the Rules, but interested shareholder(s) shall not be entitled to vote at such class meetings.

“(An) interested shareholder(s)”, as such term is used in the preceding paragraph:

(1)   in the case of a repurchase of shares by way of a general offer to all shareholders of the Company in the same proportion for all shareholders or by way of public dealing on a stock exchange pursuant to Article 34 of the Articles of Association, an “interested shareholder” refers to a controlling shareholder within the meaning of Article 62 of the Articles of Association;

(2)   in the case of a repurchase of shares by an off-market agreement pursuant to Article 34 of the Articles of Association, an “interested shareholder” refers to a shareholder to whom the proposed agreement relates;

(3)   in the case of a restructuring of the Company, an “interested shareholder” refers to a shareholder who assumes a relatively lower proportion of obligations than the obligations imposed on shareholders of that class under the proposed restructuring or who has an interest in the proposed restructuring different from the general interests of the shareholders of that class.

Article 62	Resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who, according to Article 61 of the Rules, are entitled to vote thereat.

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

Article 63	In the event that the Company convenes a class meeting, the notice period for despatching written notice of such class meeting shall be the same as the notice period convening a non-class meeting as scheduled together with such class meeting. The written notice containing the matters to be considered at the meeting, the date and the place of the meeting shall be given to that class of shareholders whose names appear on the shareholders’ register.

Article 64	Notice of class shareholders meetings need only be served on shareholders entitled to vote thereat.

To the highest extent possible, class shareholders meetings shall be conducted in a manner similar to shareholders’ general meetings. The provisions of the Articles of Association relating to the conduct of shareholders’ general meetings shall also apply to class meetings.

Article 65	Apart from the holders of other classes of shares, the holders of A shares and holders of Overseas-Listed Foreign-Invested Shares shall be deemed to be holders of different classes of shares. The special procedures for approval by a class of shareholders shall not apply in the following circumstances:

(1)   where the Company issues, upon the approval by special resolution of its shareholders in a general meeting once every twelve (12) months, either separately or concurrently, not more than 20% of each of its issued and outstanding A shares and Overseas-Listed Foreign-Invested Shares that has been issued;

(2)   where the Company’s plan to issue A shares and Overseas-Listed Foreign-Invested Shares at the time of its establishment is carried out within fifteen (15) months from the date of approval of the securities authority of the State Council.

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

Section 7 Adjournment
Article 66	The convener shall ensure that the shareholders’ general meeting continues until the final resolution has been made. If a shareholders’ general meeting is suspended or if it is unable to reach a resolution due to force majeure or other such special reasons, necessary measures shall be taken to resume the shareholders’ general meeting as soon as possible or the shareholders’ general meeting shall be directly adjourned and the same shall be announced in a timely manner. Meanwhile, the convener shall report the same to the branch office of the Securities Regulatory Authorities of the State Council where the Company is domiciled and the stock exchanges.

Article 67	Where there is any unsolved dispute among the attending shareholders (including his/her proxies) in connection with any shareholder’s identity or the results of counting votes during the meeting which disturbs the order of the meeting and prevents the meeting to proceed, the chairperson of the meeting shall declare the adjournment of the meeting.

Where the aforesaid events no longer exist, the chairperson of the meeting shall notify the shareholders to continue the meeting as soon as possible.
Section 8 Subsequent Matters
Article 68	The convener shall ensure that the minutes of the meeting shall be true, accurate and complete. The minutes of the meeting shall be signed by directors, supervisors, secretary to the board of directors, convener or its representatives and the chairperson of the meeting attending the meeting. The minutes together with the valid materials including the signature book of shareholders attending the meeting, the instrument of proxy and the voting via Internet and other methods shall be filed with the Company and shall be kept by the secretary to the board of directors in accordance with the filling management system of the Company. The minutes of the meeting shall be kept for at least ten (10) years from the date of the meeting.

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

Article 69	The resolutions of the shareholders’ general meeting shall be announced promptly. Such announcement shall specify the number of shareholders and proxies present at the meeting, the total number of voting shares held by them, the percentage of such voting shares in relation to all the voting shares of the Company, the total number of shares required by the Securities Regulatory Authorities in the place where the Company’s shares are listed to abstain from voting in favor and/or abstain from voting (if any), whether shareholders required to abstain from voting have in fact abstained, the voting methods, the voting result of each proposal, and the identities of scrutineers for vote- counting.

If the proposal is not passed, or the resolution of the previous shareholders’ general meeting is changed at this shareholders’ general meeting, a special notice shall be made in the announcement of the resolution of the shareholders’ general meeting.

Article 70	If a resolution on the distribution of a cash dividend, bonus shares or the capitalisation of the capital common reserve has been passed at a shareholders’ general meeting, the Company will implement such resolution within two (2) months after the conclusion of shareholders’ general meeting.

Article 71	If a resolution passed at the shareholders’ general meeting of the Company violates the laws or administrative regulations, the shareholders shall have the right to submit a petition to the People’s Court to render such resolution invalid (the provisions of the rules for dispute resolution under the Articles of Association shall be applicable to holders of Overseas-Listed Foreign-Invested Shares).

If the procedures for convening, or the method of voting at, a shareholders’ general meeting violate the laws, administrative regulations or the Articles of Association, or the contents of a resolution violate the Articles of Association, shareholders shall have the right to submit a petition to the People’s Court to revoke such resolution within sixty (60) days from the date on which such resolution is made (the stipulations of the rules for dispute resolution under the Articles of Association shall be applicable to holders of Overseas-Listed Foreign-Invested Shares).

APPENDIX VI	THE RULES OF PROCEDURES OF THE SHAREHOLDERS’ GENERAL MEETING OF CHINA TELECOM CORPORATION LIMITED

CHAPTER 5: SUPPLEMENTARY PROVISIONS
Article 72	Unless otherwise specified, terms used in the Rules shall have the same meanings as those defined in the Articles of Association.

Article 73	The Rules are formulated by the board of directors and shall become effective from the date of the initial public offering and listing of the RMB ordinary shares (A shares) of the Company on the Shanghai Stock Exchange upon the approval of the shareholders’ general meeting. Any changes or amendments to the Rules shall be approved by the shareholders’ general meeting by way of special resolution.

Article 74	In case of any inconsistency between any matters not covered by the Rules and provisions of the laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchanges where the shares of the Company are listed and the Articles of Association as stipulated from time to time, the provisions of the latter shall prevail.

Article 75	The terms “or more” and “at least” adopted in the Rules shall include the figures listed; “over”, “more than”, “less than”, “lower” or “beyond” shall not include the figures listed.

Article 76	The authority of interpretation of the Rules shall be vested with the board of directors.

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF

PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA

TELECOM CORPORATION LIMITED1

No.	Article No.	Article Before Amendment	Article No.	Amended Article
	Chapter 1	General Provisions	Chapter 1	General Provisions

1.	Article 1	The Rules for the board (the “Board”) of directors (the “Rules”) of China Telecom Corporation Limited (the “Company”) is adopted to further standardise the discussion methods and decision-making procedures of the Board and facilitate that directors and the Board can efficiently perform duties, and improve the standard operation and scientific decision-making of the Board, pursuant to the Company Law of Peoples’ Republic of China (the “Company Law”), Hong Kong and U.S. regulatory rules and other domestic and foreign listing regulations, as well as the Articles of Association of the Company (“Articles of Association”).	Article 1	The Rules for the board (the “Board”) of directors (the “Rules”) of China Telecom Corporation Limited (the “Company”) is adopted to further standardise the discussion methods and decision-making procedures of the Board and facilitate that directors and the Board can efficiently perform duties, ~~and~~ improve the standard operation and scientific decision-making of the Board, and perfect the corporate governance structure of the Company, pursuant to the Company Law of Peoples’ Republic of China (the “Company Law”), the Securities Law of Peoples’ Republic of China, the State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Shares, the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas, the Guidelines for the Articles of Association of Listed Companies, the Code of Corporate Governance for Listed Companies, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and other applicable laws, regulations, regulatory documents and relevant provisions of the regulatory authorities of the place where the shares of the Company are listed and stock exchanges (the “Relevant Provisions”), ~~Hong Kong and U.S. regulatory rules and other domestic and foreign listing regulations,~~ as well as the Articles of Association of the Company (“Articles of Association”).

1	As chapters and articles are added or deleted, serial numbers of relevant chapters, articles and cross references have been adjusted accordingly and will not be described separately.

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APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
2.			Article 2

The Company shall have a board of directors; the Board shall be accountable to the shareholders’ general meeting.

Board meetings are the main form of Board resolutions. Participating in Board meetings as required is the basic way for directors to perform their duties.

3.			Article 3	Expenses incurred by a director for attending a meeting of the board of directors shall be paid by the Company. These expenses include the costs of transportation between the premises of the director and the venue of the meeting in different cities and accommodation expenses during the meeting. Rent of the meeting place, local transportation costs and other reasonable out- of-pocket expenses shall be paid by the Company.

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APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
	Chapter 2	Powers of the Board	Chapter 2	Powers of the Board
4.	Article 2

Powers of the Board

The Board reports to the shareholders meeting and implements the resolutions of the shareholders meeting. The powers of the Board mainly include decision-making power, supervision and control powers, and organisational control rights on major matters (see Article 96 of the Articles of Association and the Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for details of the powers of the Board).

Decision-making power on major issues means that the Board shall exercise decision- making power on major issues of the Company in accordance with laws, regulations and the Articles of Association, decide or formulate the Company’s business plans, investment plans, and formulate profit distribution plans, debt and financial policies, and formulate major acquisition or disposal plans, etc.

Article 4

~~Powers of the Board~~

~~The Board reports to the shareholders meeting and implements the resolutions of the shareholders meeting. The powers of the Board mainly include decision-making power, supervision and control powers, and organisational control rights on major matters (see Article 96 of the Articles of Association and the Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for details of the powers of the Board).~~

~~Decision-making power on major issues means that the Board shall exercise decision~~- ~~making power on major issues of the Company in accordance with laws, regulations and the Articles of Association~~, ~~decide or formulate the Company’s business plans, investment plans, and formulate profit distribution plans, debt and financial policies, and formulate major acquisition or disposal plans, etc.~~

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APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
		Supervision and control means that the Board has the right to make standardised and transparent arrangements on how to apply financial reporting, internal control principles, and how to maintain an appropriate relationship with the Company’s auditors. The Board is responsible for assessing and determining the nature and extent of risks that the Company is willing to accept when reaching its strategic goals, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems. The Board supervises the design, implementation and supervision of the Company’s risk management and internal control systems, and the management shall provide the Board with confirmation of whether the relevant systems are effective. The Board shall continue to supervise the Company’s risk management and internal control systems, and ensure that the Company and its subsidiaries’ risk management and internal control systems are reviewed at least once a year on whether the Company’s risk management and internal control systems are effective, and report to shareholders in the Corporate Governance Report on whether the review has been completed. The review shall cover all important monitoring aspects, including financial monitoring, operational monitoring, and monitoring compliance with regulatory regulations.		~~Supervision and control means that the Board has the right to make standardised and transparent arrangements on how to apply financial reporting, internal control principles, and how to maintain an appropriate relationship with the Company’s auditors. The Board is responsible for assessing and determining the nature and extent of risks that the Company is willing to accept when reaching its strategic goals, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems. The Board supervises the design, implementation and supervision of the Company’s risk management and internal control systems, and the management shall provide the Board with confirmation of whether the relevant systems are effective. The Board shall continue to supervise the Company’s risk management and internal control systems, and ensure that the Company and its subsidiaries’ risk management and internal control systems are reviewed at least once a year on whether the Company’s risk management and internal control systems are effective, and report to shareholders in the Corporate Governance Report on whether the review has been completed. The review shall cover all important monitoring aspects, including financial monitoring, operational monitoring, and monitoring compliance with regulatory regulations.~~

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APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

Organisational control refers to the power of the Board to establish the Company’s organisational structure, manage human resources, and formulate basic management systems. The exercise of this power should reflect the Company’s unity and integrity, and institutionally clarify the Company’s responsibility system, decision-making system and reporting path. The Company’s Board is responsible for the appointment or dismissal of the general manager and the appointment or dismissal of the deputy general managers and other senior management personnel nominated by the general manager. The Board authorises the Company’s management to engage or dismiss the board members of the Company’s subsidiaries.

The Board shall formulate and review the Company’s corporate governance policies and practices; review and monitor the training and continuous professional development of directors and senior management personnel; review and monitor the Company’s policies and practices in compliance with laws and regulatory requirements; formulate, review and monitor code of professional ethics for employees; and review the Company’s compliance with the Corporate Governance Code and its disclosure in the Corporate Governance Report.

In the Code, “management” refers to the Company’s chief executive officer, chief operating officer, chief financial officer, deputy general manager, and secretary to the Board.

~~Organisational control refers to the power of the Board to establish the Company’s organisational structure, manage human resources, and formulate basic management systems. The exercise of this power should reflect the Company’s unity and integrity, and institutionally clarify the Company’s responsibility system, decision-making system and reporting path. The Company’s Board is responsible for the appointment or dismissal of the general manager and the appointment or dismissal of the deputy general managers and other senior management personnel nominated by the general manager. The Board authorises the Company’s management to engage or dismiss the board members of the Company’s subsidiaries.~~

~~The Board shall formulate and review the Company’s corporate governance policies and practices; review and monitor the training and continuous professional development of directors and senior management personnel; review and monitor the Company’s policies and practices in compliance with laws and regulatory requirements; formulate, review and monitor code of professional ethics for employees; and review the Company’s compliance with the Corporate Governance Code and its disclosure in the Corporate Governance Report.~~

~~In the Code, “management” refers to the Company’s chief executive officer, chief operating officer, chief financial officer, deputy general manager, and secretary to the Board.~~

– VII-5 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

In addition to the normal exercise of powers, provided that the Articles of Association and relevant laws and regulations are not violated, the Board may authorise some directors to act on specific matters on behalf of the Board when it deems necessary.

When the Board delegates its management and administrative functions to the management, it shall also give clear guidance on the powers of the management, especially under what circumstances the management should report to the Board and make any decisions on behalf of the Company. Before deciding or entering into any undertaking, the approval of the Board shall be obtained.

~~In addition to the normal exercise of powers, provided that the Articles of Association and relevant laws and regulations are not violated, the Board may authorise some directors to act on specific matters on behalf of the Board when it deems necessary.~~

~~When the Board delegates its management and administrative functions to the management, it shall also give clear guidance on the powers of the management, especially under what circumstances the management should report to the Board and make any decisions on behalf of the Company. Before deciding or entering into any undertaking, the approval of the Board shall be obtained.~~

The Board is accountable to the shareholders in general meeting and exercises the following functions and powers:

(1) to be responsible for the convening of the shareholders’ general meetings and to report on its work to the shareholders in general meeting;

(2) to implement the resolutions passed by the shareholders in general meeting;

(3) to determine the Company’s business plans and investment proposals;

(4) to formulate the Company’s annual financial budgets and final accounts;

(5) to formulate the Company’s profit distribution proposal and loss recovery proposal;

(6) to formulate the Company’s debt and financial policies, proposals for the increase or reduction of the Company’s registered capital, for the issuance of the Company’s debentures or other securities, and for public offering;

– VII-6 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

(7) to draw up the Company’s material acquisition and disposal proposals, purchase of the Company’s shares and plans for the merger, division or dissolution of the Company or change of corporate form;

(8) to determine the matters such as the external investments, acquisitions and disposals of assets, pledge of assets, external guarantees, entrusted financial management product and related-party transactions;

(9) to decide on the Company’s internal management structure;

(10) to appoint or remove the Company’s general manager and to appoint or remove the deputy general managers, and financial deputy general manager and other senior management personnel of the Company based on the recommendations of the general manager; to appoint or remove the secretary of the Board, and to decide on the remuneration and the awards and penalties of persons above;

(11) to formulate proposals for amendment of the Company’s Articles of Association;

(12) to formulate the basic management structure of the Company;

(13) to manage information disclosures of the Company;

(14) to propose at the shareholders’ general meetings for appointment or replacement of an accountancy firm to conduct an audit for the Company;

(15) listening to the work report of the general manager of the Company and examining the work thereof;

(16) except matters that the Company Law and these Articles of Association require to be resolved by the shareholders in general meeting, to decide on other material and administrative matters of the Company and to execute other material agreements;

– VII-7 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

(17) to perform any other functions or exercise any other powers conferred by the shareholders in general meeting or these Articles of Association.

Other than the Board’s resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (11) of this Article, which shall be passed by the affirmative vote of more than two-thirds of all the directors, the Board’s resolutions in respect of all other matters may be passed by the affirmative vote of a simple majority of the directors.

The Board of the Company shall make explanations to the shareholders’ general meeting in relation to the non-standard audit opinions by the certified public accountants in the financial reports of the Company.

– VII-8 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
5.			Article 5

Any related-party transactions between the Company and its related parties that are required to be submitted to the Board for its deliberation in accordance with laws, administrative regulations, relevant regulatory documents, the rules of the stock exchange where the Company’s shares are listed, the Articles of Association and other corporate governance documents, shall be approved by the Board.

The director, affiliated with companies involved in matters resolved by the Board meeting, shall not exercise his/her own voting rights on such resolutions, or represent other directors to do so. A meeting of the Board may be held with the presence of more than half of all the non-related directors. A resolution adopted at such a meeting shall be passed by more than half of all the non- related directors. If the number of non- related directors present is less than three (3), the matter shall be submitted to the shareholders’ general meeting for deliberation.

The Company’s material related-party transactions shall be disclosed in accordance with relevant laws, regulations and relevant requirements of the Securities Regulatory Authorities in the place where the Company’s shares are listed.

– VII-9 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
6.			Article 6

The Board shall not, without the prior approval of shareholders’ general meeting, dispose or agree to dispose of any fixed assets if the sum of the expected value of the proposed disposal of fixed assets and the acquired value from fixed assets disposed within four (4) months prior to that proposed disposal, is more than 33% of the value of the fixed assets as shown in the latest balance sheet which was considered at a shareholders’ general meeting.

“Disposal of fixed assets” referred in this Article shall include the transfer of an interest in certain assets but not include providing security with fixed assets.

The validity of transactions whereby the Company disposes fixed assets shall not be affected by the violation of the first paragraph of this Article.

In the event that the Board makes decisions on market development, mergers and acquisitions, and investments in new areas, for the projects with the investment amounts or the assets acquired through mergers and acquisitions 10% of the Company’s total assets, public consulting institutions shall be engaged to provide professional advice as the important basis for the Board’s decision-making.

– VII-10 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
	Chapter 3	Composition of the Board and Special Committees thereunder	Chapter 3	Composition of the Board and Special Committees thereunder

7.			Article 7	The Board shall consist of twelve (12) directors, of which four (4) shall be independent directors (representing directors who are independent from the Company’s shareholders and do not hold any positions within the Company).

8.	Article 3

The Board shall have one Chairperson.

The Chairperson of the Board shall exercise the following powers:

(1) to preside over shareholders’ general meetings, to convene and preside over meetings of the Board and to arrange the chairperson of the specialised committees under the Board (or the convener) to answer questions at the shareholders’ general meeting, and if the chairperson of the specialised committees under the Board (or the convener) is absent, other members of the specialised committee shall answer questions on his/her behalf; (2) to organise the implementation of the duties of the Board and to check on the implementation status of resolutions passed by the Board at its meetings; (3) to sign the securities issued by the Company, important documents of the Board, and other documents that should be signed by the legal representative of the company; (4) to exercise other powers conferred by the Board.

Article 8

The Board shall have one Chairperson, who may be elected or removed by more than half of all directors.

The Chairperson of the Board shall exercise the following powers:

(1) to preside over shareholders’ general meetings, to convene and preside over meetings of the Board and to arrange the chairperson of the specialised committees under the Board (or the convener) to answer questions at the shareholders’ general meeting, and if the chairperson of the specialised committees under the Board (or the convener) is absent, other members of the specialised committee shall answer questions on his/her behalf;

(2) to organise the implementation of the duties of the Board and to check on the implementation status of resolutions passed by the Board at its meetings;

(3) to sign the securities issued by the Company, important documents of the Board, and other documents that should be signed by the legal representative of the company;

(4) to exercise other powers conferred by the Board.

When the Chairperson is unable to exercise his/her powers, such powers shall be exercised by the director who has been designated by the Chairperson to exercise such powers on his/her behalf. If the Chairperson fails to perform his/her power and to designate other directors to exercise such powers on his/her behalf for any reason, a director can be jointly elected by more than half of the directors to perform such powers on the Chairperson’s behalf.

– VII-11 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
9.			Article 9

Directors shall be elected or replaced at the shareholders’ general meeting for a term of three (3) years. At the expiry of a director’s term, the director may stand for re-election and reappointment for a further term. However, independent directors shall not serve for more than six (6) consecutive years.

If the term of office of a director expires but reelection is not made responsively, or where the total number of members of the Board is lower than the minimum quorum due to the resignation of any director, the said director shall continue fulfilling the duties as director pursuant to laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchanges where the shares of the Company are listed and the Articles of Association until a newly elected director assumes office.

Subject to the provisions of relevant laws and administrative regulations, the shareholders’ general meeting may by ordinary resolution remove any director prior to the expiration of such director’s term of office. However, such director’s right to claim for damages pursuant to any contract due to his/her loss of office shall not be affected.

The directors needs not to hold shares in the Company.

– VII-12 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
10.			Article 10

The directors may, before the expiration of the term of office, tender their resignations; they shall submit their resignation report in writing to the Board. The Board will disclose the relevant situation within two (2) trading days.

Except for otherwise prescribed in the Articles of Association or the Rules, the resignation of the director shall take effect once the resignation report is served to the Board unless a later resignation effective date is specified in the resignation report.

If any director fails to attend the meetings of the Board in person or by proxy for two (2) consecutive times, the said director shall be deemed incapable of performing his/her duties, and the Board shall suggest that the shareholders’ general meeting remove the said director.

11.			Article 11	When a director proposes to resign or his/her term of office expires, he/she shall complete all transfer procedures and submit them to the Board.

– VII-13 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
12.	Article 4	The Board shall have such special committees, including the Audit Committee, the Nomination Committee and the Remuneration Committee. Each of the special committees has a chairperson (or convenor), nominated by the chairperson and elected by the Board. According to the requirements of the Board, the special committees conduct research on professional matters, put forward opinions and suggestions for the decision of the Board, and make decisions on matters authorised by the Board. Among them, members of the Audit Committee, Remuneration Committee, and Nomination Committee are all independent directors of the Company. In addition, the members of the Audit Committee shall meet the requirements of the “independence” of committee members in relevant regulatory requirements.	Article 12	The Board shall have such special committees, including the Audit Committee, the Nomination Committee and the Remuneration Committee. ~~Each of the special committees has a chairperson (or convenor), nominated by the chairperson and elected by the Board. According to the requirements of the Board, the special committees conduct research on professional matters, put forward opinions and suggestions for the decision of the Board, and make decisions on matters authorised by the Board. Among them, members of the Audit Committee, Remuneration Committee, and Nomination Committee are all independent directors of the Company. In addition, the members of the Audit Committee shall meet the requirements of the “independence” of committee members in relevant regulatory requirements.~~ Special committees (or “specialised committees”) shall be accountable to the Board, perform duties in accordance with these Rules and the authorisation of the Board and submit proposals for the consideration and decision of the board of directors. All members of special committees shall be comprised of directors, among which independent directors shall be the majority and act as the convener in the audit, nomination and remuneration committees, and the convener of the audit committee shall be a person specialised in accountancy. The Board shall be accountable to the formulation of working procedures of special committees to regulate their operations.

– VII-14 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
13.	Article 5

Audit Committee

The Audit Committee’s principal duties include the supervision on the truthfulness and completeness of the Company’s financial statements, the effectiveness and completeness of the Company’s internal controls and risk management system as well as the work of the Company’s internal audit department. It is also responsible for the monitoring and review of the qualifications, selection and appointment, independence and services of external independent auditors. The Audit Committee has set up a reporting system to receive and handle cases of complaints or anonymous reports regarding the Company’s accounting, internal control on accounting and auditing matters.

Article 13

Audit Committee

The Audit Committee’s principal duties include: ~~the supervision on the truthfulness and completeness of the Company’s financial statements, the effectiveness and completeness of the Company’s internal controls and risk management system as well as the work of the Company’s internal audit department. It is also responsible for the monitoring and review of the qualifications, selection and appointment, independence and services of external independent auditors. The Audit Committee has set up a reporting system to receive and handle cases of complaints or anonymous reports regarding the Company’s accounting, internal control on accounting and auditing matters.~~

(1) supervising and evaluating the external audit work and proposing engagement or replacement of the external audit institutions;

(2) supervising and evaluating the internal audit work and taking charge of coordination of the internal and external audits;

(3) reviewing the financial information of the Company and its disclosure;

(4) supervising and evaluating the internal control of the Company;

(5) other duties under laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchanges where the shares of the Company are listed, the Articles of Association and the authorisation of the Board from time to time.

– VII-15 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
14.	Article 6

Remuneration Committee

The Remuneration Committee’s principal duties include the supervision on the compliance of the Company’s remuneration system with the legal requirements. It reports to the Board of Directors and submits to the Board of Directors remuneration evaluation report of the Company. It makes recommendations to the Board of Directors in respect of the overall remuneration policy and structure for the directors and senior management personnel, etc..

Article 14

Remuneration Committee

The Remuneration Committee’s principal duties include: ~~the supervision on the compliance of the Company’s remuneration system with the legal requirements. It reports to the Board of Directors and submits to the Board of Directors remuneration evaluation report of the Company. It makes recommendations to the Board of Directors in respect of the overall remuneration policy and structure for the directors and senior management personnel, etc..~~

(1) Study the assessment criteria for directors and senior management personnel, conduct assessments and make recommendations;

(2) Research and review the remuneration policies and plans of directors and senior management personnel;

(3) other duties under laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchanges where the shares of the Company are listed, the Articles of Association and the authorisation of the Board from time to time.

15.	Article 7

Nomination Committee

The principal duties of the Nomination Committee include: regularly reviews the structure, number of members and composition of the Board of Directors; identifies candidates for directors with the appropriate qualifications and advises the Board of Directors about this; evaluates the independence of independent non-executive directors; advises the Board of Directors on matters regarding the appointment or re- appointment of directors and the succession plan for directors (in particular the Chairperson and Chief Executive Officer), etc..

Article 15

Nomination Committee

The principal duties of the Nomination Committee include: ~~regularly reviews the structure, number of members and composition of the Board of Directors; identifies candidates for directors with the appropriate qualifications and advises the Board of Directors about this; evaluates the independence of independent non-executive directors; advises the Board of Directors on matters regarding the appointment or re- appointment of directors and the succession plan for directors (in particular the Chairperson and Chief Executive Officer), etc..~~

(1) Study the selection criteria and procedures of directors and senior management personnel and make suggestions;

(2) Selection of qualified directors and senior management personnel;

(3) Review and make recommendations on the candidates for directors and senior management personnel;

(4) other duties under laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchanges where the shares of the Company are listed, the Articles of Association and the authorisation of the Board from time to time.

– VII-16 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
16.			Article 16	Decision of the special committees shall be approved and adopted by more than half of all the members of the special committees. Each member shall have one vote for each decision of the special committees.

17.	Article 8	In performing their duties, the directors may seek independent professional advice after discussing with the chairperson in advance at the Company’s costs.	Article 17

~~In performing their duties, the directors may seek independent professional advice after discussing with the chairperson in advance at the Company’s costs.~~ All special committees may engage external professionals to provide services, and the expenses reasonably incurred shall be borne by the Company.

The Board shall consider the opinions of the special committees prior to resolving matters related to the duties of the special committees.

			Chapter 4	Secretary of the Board

18.			Article 19	The secretary to the Board shall be nominated by the Chairperson of the Board and shall be appointed or dismissed by the Board.

19.			Article 20	The Company shall facilitate the secretary to the Board to perform his/her duties, and directors, supervisors, other senior management and related personnel shall support and cooperate with the secretary to the Board in performing his/her duties.

– VII-17 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
	Chapter 4	Board Meeting System	Chapter 45	Board Meeting System

20.	Article 10

The Board exercises its powers by convening meetings. Based on the method of meeting, the Board meeting is divided into two ways: meeting and Board written resolution.

The method of meeting means that the participating directors or their delegates attend the meeting in person, or attend the meeting by means of electronic communication, such as telephone conferences, video conferences, etc. All Board meetings can be in the form of meetings.

The verbal voting of directors shall have the same effect as the written signature, provided that there is no discrepancy between the opinions expressed by such member in completing the written signature and the opinions orally expressed by him/her during the meetings.

The Board may generally accept written resolutions in lieu of convening a Board meeting, that is, to resolve on the resolutions through circulation for consideration by all directors. Unless otherwise stated in the written resolutions, the signing of the written resolutions by the directors shall be deemed to have agreed to the resolutions. If the signed directors reach the quorum required to make the resolution, the resolution becomes a Board resolution.

~~The Board exercises its powers by convening meetings. Based on the method of meeting, the Board meeting is divided into two ways: meeting and Board written resolution.~~

~~The method of meeting means that the participating directors or their delegates attend the meeting in person, or attend the meeting by means of electronic communication, such as telephone conferences, video conferences, etc. All Board meetings can be in the form of meetings.~~

~~The verbal voting of directors shall have the same effect as the written signature, provided that there is no discrepancy between the opinions expressed by such member in completing the written signature and the opinions orally expressed by him/her during the meetings.~~

~~The Board may generally accept written resolutions in lieu of convening a Board meeting, that is, to resolve on the resolutions through circulation for consideration by all directors. Unless otherwise stated in the written resolutions, the signing of the written resolutions by the directors shall be deemed to have agreed to the resolutions. If the signed directors reach the quorum required to make the resolution, the resolution becomes a Board resolution.~~

– VII-18 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
21.	Article 11	Board meetings include regular Board meetings and extraordinary Board meetings. Board meetings shall be held at least four times a year, and each regular Board meeting shall be attended by most of the directors who have the right to attend such meetings in person or actively participate through electronic communication. Regular Board meetings exclude the meetings convened by way of circulating written resolutions to obtain approval from the Board.	Article 21

Board meetings include regular Board meetings and extraordinary Board meetings. ~~Board meetings shall be held at least four times a year, and each regular Board meeting shall be attended by most of the directors who have the right to attend such meetings in person or actively participate through electronic communication. Regular Board meetings exclude the meetings convened by way of circulating written resolutions to obtain approval from the Board.~~ A Board meeting shall be held at least twice every year and shall be convened by the Chairperson of the Board. All of the directors and supervisors should be notified about the meeting ten (10) days beforehand. The Chairperson shall convene the extraordinary meeting of the Board within ten (10) days under the one of the following circumstances:

(1) upon request by the shareholders representing more than 10% voting rights;

(2) upon request by the Chairperson;

(3) upon joint request by more than one-third of the directors;

(4) upon joint request by more than one half of the independent directors;

(5) upon request by the supervisory committee;

(6) upon request by the general manager of the Company;

(7) when other circumstances are required by laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchanges where the shares of the Company are listed and provisions of the Articles of Association.

When the Board convenes an extraordinary meeting of the Board, the Board shall announce the notice within five (5) days prior to the meeting. In urgent cases where there is a need to convene an extraordinary Board meeting as soon as possible, the notice convening the meeting may be given at any time, but the convener shall make an explanatory statement at the meeting.

– VII-19 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
22.			Article 22

A Board meeting shall be held by way of physical meeting in principle. In circumstances where opinions of directors are sufficiently conveyed, a Board meeting may, with the approval of the convener (moderator) and proposer, adopt the forms of video conference or teleconference or deliberation in writing, and may also adopt the forms of physical meeting and other forms simultaneously if necessary.

Where the meeting is not held by way of physical meeting, the number of the directors who attend the meeting shall be counted according to directors present via video conference or directors proposing comments in the conference call or faxes or emails and other written certificate documents actually received within a prescribed time limit.

Where a Board meeting is held via video or telephone, it shall be ensured that directors at the meeting can hear others clearly and communicate with others normally.

– VII-20 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
23.	Article 13

Extraordinary Board meeting

When one of the following occurs, the chairperson of the Board shall issue a notice to convene an extraordinary Board meeting (including a meeting in the form of a written resolution) within three working days:

(1) When the chairperson deems it necessary;

(2) When six directors or company managers jointly propose;

(3) When proposed by the supervisory committee. In the event of the circumstances specified in items (2) and (3) of this article, the convening of the meeting shall be carried out in accordance with the provisions of Article 16.

~~Extraordinary Board meeting~~

~~When one of the following occurs, the chairperson of the Board shall issue a notice to convene an extraordinary Board meeting (including a meeting in the form of a written resolution) within three working days:~~

~~(1) When the chairperson deems it necessary;~~

~~(2) When six directors or company managers jointly propose;~~

~~(3) When proposed by the supervisory committee. In the event of the circumstances specified in items (2) and (3) of this article, the convening of the meeting shall be carried out in accordance with the provisions of Article 16.~~

– VII-21 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
24.	Article 17

Notice of Board meeting

Meeting notices shall be issued at least 14 days in advance for holding regular Board meetings, and shall be issued during a reasonable period for other Board meetings. The notice shall be in Chinese, and English may be attached if necessary.

Directors who have attended the meeting and have not filed an objection that they have not received the meeting notice before or during the meeting shall be deemed to have been given the notice of the meeting.

The meeting documents related to a regular Board meeting shall be timely sent to all directors at least three days before the proposed date of meeting (or such other time as agreed) for the Board or a committee under it. The arrangements above shall also be applicable to all other Board meeting where feasible.

Article 27

~~Notice of Board meeting~~

~~Meeting notices shall be issued at least 14 days in advance for holding regular Board meetings, and shall be issued during a reasonable period for other Board meetings. The notice shall be in Chinese, and English may be attached if necessary.~~

~~Notice of a meeting shall be deemed to have been given to any director who attends the meeting without protesting against, before or at its commencement, any lack of notice.~~

~~The meeting documents related to a regular Board meeting shall be timely sent to all directors at least three days before the proposed date of meeting (or such other time as agreed) for the Board or a committee under it. The arrangements above shall also be applicable to all other Board meeting where feasible.~~ Notice of meetings of the Board shall be delivered as follows:

(1) The notice of the meeting shall be served to the directors by telex (including emails), by telegram, by fax, by express courier service, by registered mail or in person, unless otherwise provided for in the Articles of Association or these Rules.

(2) Notice of meetings may be served in Chinese, with an English translation attached thereto when necessary, and in each case accompanied by a meeting agenda. A director may waive his/her right to receive notice of a board meeting.

– VII-22 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

(3) The notice of a Board meeting shall include the following contents:

1. the date and venue of the meeting;

2. the duration of the meeting;

3. the issues and proposals;

4. the date of issuing the notice.

25.			Article 29

After receiving the notice of the meeting, each person, who shall be present at the meeting, should inform the office of the Board or the contact person of the meeting whether to participate in the meeting as soon as possible.

Notice of a meeting shall be deemed to have been given to any director who attends the meeting and does not protest against, before or at its commencement, any lack of notice.

26.			Article 30	The accidental omission to give notice of a meeting to, or the failure to receive the notice of a meeting by, any person entitled to receive such notice shall not invalidate the meeting and the resolutions adopted thereat.

– VII-23 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
27.	Article 19

Attendance of Board meeting

Board meetings may be held only if more than half of the directors (including any alternate director appointed pursuant to the Article 103 of the Company’s Articles of Association) attend.

Directors shall attend the Board meetings in person. If a director cannot attend a meeting due to any reasons, he/she may appoint another director in writing to attend the meeting and vote on his/her behalf, the instrument of proxy shall state the name of the appointee, matters to be handled by the proxy, the scope of permission and the effective period, and such instrument shall be signed or sealed by the appointing director (however, if an independent director is unable to attend the meeting in person, he/she shall authorise another independent director to attend the meeting on his/her behalf).

The Board meeting is presided over by the chairperson. If the chairperson fails to preside over the meeting, the chairperson may designate a director to preside on his/her behalf. If the chairperson of the Board fails to preside over the meeting for some reason, and has not appointed other directors to preside on his/her behalf, more than half of the directors may jointly nominate one director to preside over the meeting.

Article 31

~~Attendance of Board meeting~~

Unless otherwise stipulated in the Articles of Association or these Rules, Board meetings may be held only if more than half of the directors (including any alternate director appointed pursuant to ~~the Article 103~~ relevant provisions of the ~~Company’s~~ Articles of Association) attend.

Directors shall attend the Board meetings in person. If a director cannot attend a meeting due to any reasons, he/she may appoint another director in writing to attend the meeting and vote on his/her behalf, the instrument of proxy shall state the name of the appointee, matters to be handled by the proxy, the scope of ~~permission~~ authorisation and the effective period, and such instrument shall be signed or sealed by the appointing director (however, if an independent director is unable to attend the meeting in person, he/she shall authorise another independent director to attend the meeting on his/her behalf).

The Board meeting is presided over by the chairperson. If the chairperson fails to preside over the meeting, the chairperson may designate a director to preside on his/her behalf. If the chairperson of the Board fails to preside over the meeting for some reason, and has not appointed other directors to preside on his/her behalf, more than half of the directors may jointly nominate one director to preside over the meeting.

– VII-24 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
28.			Article 32

Proxy attendance at Board meetings shall follow the principles below:

(1) Where related-party transactions are considered, a non-related Director shall not appoint a related Director to attend the meeting on his/her behalf, and a related Director shall also not accept the appointment of a non-related Director;

(2) An independent Director shall not appoint a non-independent Director to attend the meeting on his/her behalf, and a non- independent Director shall also not accept the appointment of an independent Director;

(3) A Director shall not give any other Director carte blanche to attend the meeting and vote on his/her behalf without providing his/her own opinions and voting intent on the proposals, and the relevant Director shall also not accept the carte blanche or any appointment not well defined;

(4) One (1) Director shall not accept appointment by more than two (2) Directors, and a Director shall also not appoint any other Director who has been appointed by two (2) other Directors to attend the meeting and vote on his/her behalf.

– VII-25 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
29.			Article 34

The independent directors shall give their independent opinions to the Board on the following matters:

(1) the nomination, appointment and removal of any director;

(2) the appointment and dismissal of any senior management personnel;

(3) the remuneration of the directors and senior management personnel of the Company;

(4) major and related-party transactions (as determined under the criteria issued by Securities Regulatory Authorities from time to time) of the Company which involve the shareholders, de facto controller and associated corporations of the Company and are required to be considered at Board meetings or general meetings in accordance with laws;

(5) matters which, in the opinion of independent directors, may harm the minority shareholders’ interest;

(6) other matters as stipulated in laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchange where the shares of the Company are listed and the Articles of Association and these Rules.

– VII-26 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

An independent director shall explicitly express opinions on the matters set forth in ~~the preceding Article:~~

(1) agreeing;

(2) reserving his/her opinion with reasons;

(3) objecting with reasons;

(4) not being able to provide his/her comments and the difficulties thereof.

30.			Article 35

A supervisor may be present at the Board meeting. The general manager and secretary to the Board who are not directors shall also be present at the Board meeting. Other relevant persons may be notified to be present at the Board meeting if considered necessary by the chairperson. Attendees shall have the right to express opinions on relevant topics, but they do not have the right to vote.

A supervisor may raise questions or suggestions on matters resolved by the Board.

31.			Article 36	When making decisions on significant matters of the Company, the Board shall first seek advice from the Party organisation. When the Board appoints the senior management personnel of the Company, the Party organisation shall consider and provide comments on the candidates for management positions nominated by the Board or the general manager, or recommend candidates to the Board and/or the general manager.

– VII-27 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
32.	Article 21

Voting on proposals at the Board meeting The Board deliberates and submits proposals, and all participating directors shall express their opinions for, against or abstaining from voting. The directors authorised to attend the meeting by proxy shall exercise rights on behalf of their principals within the scope of authorisation. If a director fails to attend a Board meeting in person or by proxy, he/she shall be deemed to have waived his/her rights to vote at the meeting.

The decision the following resolution matters shall be passed by more than two-thirds of votes of directors being present at the Board meetings while other resolutions of the Board shall be passed by more than half of the votes: (1) the formulation of the Company’s debt and financial policies, the Company’s plans to increase or decrease its registered capital, and issue corporate bonds; (2) the formulation of the Company’s plans on major acquisition or disposal, merger, division, and dissolution plan; (3) the formulation of the plan for amending the Articles of Association and other matters.

The directors shall vote on the proposals of the Board by hands, and the relevant staff of the establishments of the Board shall record the voting of the directors in a timely manner. If a meeting is held on site, the chairperson of the meeting shall announce the statistical results on the spot; in other cases, the chairperson of the meeting shall require the secretary to the Board to notify the directors of the voting results before the next working day after the end of the prescribed voting time limit.

Article 37

~~Voting on proposals at the Board meeting~~ The Board deliberates and submits proposals, and all participating directors shall express their opinions for, against or abstaining from voting. The directors authorised to attend the meeting by proxy shall exercise rights on behalf of their principals within the scope of authorisation. If a director fails to attend a Board meeting in person or by proxy, he/she shall be deemed to have waived his/her rights to vote at the meeting.

The decision the following resolution matters shall be passed by more than two-thirds of votes of directors being present at the Board meetings while other resolutions of the Board shall be passed by more than half of the votes: (1) the formulation of the Company’s debt and financial policies, the Company’s plans to increase or decrease its registered capital, and issue corporate bonds; (2) the formulation of the Company’s plans on major acquisition or disposal, merger, division, and dissolution plan as well as the plan for change in form of the Company; (3) the formulation of the plan for amending the Articles of Association and other matters.

~~The directors shall vote on the proposals of the Board by hands, and the relevant staff of the establishments of the Board shall record the voting of the directors in a timely manner~~. ~~If a meeting is held on site, the chairperson of the meeting shall announce the statistical results on the spot; in other cases, the chairperson of the meeting shall require the secretary to the Board to notify the directors of the voting results before the next working day after the end of the prescribed voting time limit.~~

In the case of equal number of votes for and against a resolution, the Chairperson of the Board is entitled to cast one (1) more vote.

– VII-28 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
33.			Article 38	The voting methods at a meeting of the Board are as follows: vote by poll in writing or vote by a show of hands (or voice vote). Each director has one vote. The meeting held by way of physical meeting shall adopt the method of voting by poll in writing or voting by a show of hands (or voice vote). The meeting held via video or telephone may adopt the method of voting by a show of hands (or voice vote), but directors who attend the meeting shall record the vote in writing as soon as possible, and the directors’ voting by a show of hands (or voice vote) shall have the same effect with the vote in writing; however, if the certificate of the vote in writing (if any) is inconsistent with the voting opinion expressed by vote by a show of hands (or voice vote) during the meeting held via video or telephone, the voting opinion expressed during the meeting held via video or telephone shall prevail. A meeting held by way of written resolutions shall adopt the method of voting by poll in writing, and directors who vote shall fulfill relevant signing procedures within the valid period stated in the notice of the meeting. Participating directors shall vote in favour of, against or abstain from voting. The director shall choose one of the above voting opinions, and if he fails to make a choice or chooses two or more intentions at the same time, he shall be deemed to have abstained. The directors shall vote carefully, and once they have voted on the proposal, the vote shall not be withdrawn.

– VII-29 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
34.			Article 39	In principle, the Board does not deliberate on temporary proposals that are not included in the notice of the meeting, nor make resolutions on matters not included in the agenda. In the event of an emergency on which a decision shall be made at the Board meeting, the chairperson of the meeting shall put a vote on whether the provisional proposal is submitted to the meeting, and it can be considered after approval by more than half of all directors. If it is necessary to make a resolution, since the directors present on their behalf have not been entrusted by the principal to vote on the new proposal in advance, the number of votes of the trustee shall not be regarded as a valid number of votes, provided that the trustee clearly stated in the form of proxy that the trustee who has the right to vote is not subject to this restriction.

35.			Article 40	The Board meeting shall vote on each proposal one by one. The voting results shall be counted in a timely manner.

– VII-30 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
36.			Article 41

If a director, supervisor, general manager or other senior management personnel of the Company has direct or indirect material interest in a contract, transaction or arrangement concluded or proposed by the Company (except for his/her employment contract with the Company), he/she shall disclose to the Board the nature and extent of his/her interests at the earliest opportunity, whether or not the matter concerned requires the approval of the Board under normal conditions.

If a director or his/her associate (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) has a material interest in any contract, transaction, arrangement or other matter that requires the approval of the Board, the relevant director shall not vote on the relevant matter at the meeting of the Board, and shall not be counted towards the quorum of the meeting.

Unless the interested director, supervisor, general manager and other senior management personnel of the Company has disclosed such interest to the Board as required under the preceding paragraph and such matter has been approved by the Board at a meeting in which he/she was not counted in the quorum and had abstained from voting, the Company shall have the right to void the contract, transaction or arrangement, except in the circumstance that the other party is a bona fide party acting without knowledge of the breach of obligation by the director, supervisor, general manager and other senior management personnel concerned.

– VII-31 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
A director, supervisor, general manager and other senior management personnel of the Company shall be deemed to have an interest in any contract, transaction or arrangement in which a related person of that director, supervisor, general manager or other senior management personnel has an interest.

37.	Article 22	Liability of the directors for a Board meeting Any written resolution by the directors in accordance with the statutory procedure shall have no legal effect as a resolution of the meeting of the Board even if each director has expressed his/her opinion by different means. The directors shall be liable for the resolutions of the Board. If a resolution of the Board violates the laws, administrative regulations or the Company’s Articles of Association and the Company suffers serious losses as a result, the directors casting in favour are liable for direct liability (including liability for compensation). However, if it has been proven that a director expressly objected to the resolution when the resolution was voted on, and that such objection was recorded in the minutes of the meeting, such director may be released from such liability.	Article 42	~~Liability of the directors for a Board meeting Any written resolution by the directors in accordance with the statutory procedure shall have no legal effect as a resolution of the meeting of the Board even if each director has expressed his/her opinion by different means.~~ The directors shall be liable for the resolutions of the Board. If a resolution of the Board violates the laws, administrative regulations or the Company’s Articles of Association and the Company suffers serious losses as a result, the directors casting in favour are liable for direct liability (including liability for compensation). However, if it has been proven that a director expressly objected to the resolution when the resolution was voted on, and that such objection was recorded in the minutes of the meeting, such director may be released from such liability.

– VII-32 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
38.			Article 43

If a resolution passed at the Board meeting of the Company violates the laws or administrative regulations, the shareholders shall have the right to submit a petition to the People’s Court to render the same invalid (the stipulations of the rules for dispute resolution under the Articles of Association shall be applicable to holders of Overseas-listed Foreign-Invested Shares).

If the content of a Board resolution violates laws, administrative regulations or the provisions of the China Securities Regulatory Commission, the supervisory committee shall request the Board to make corrections, and the management shall refuse to implement the same.

If the procedures for convening, or the method of voting at, a Board meeting violate the laws, administrative regulations or the Articles of Association, or the contents of a resolution violate the Articles of Association, shareholders shall have the right to submit a petition to the People’s Court to revoke such resolution within sixty (60) days from the date on which such resolution is made (the stipulations of the rules for dispute resolution under the Articles of Association shall be applicable to holders of Overseas-listed Foreign-Invested Shares).

39.	Article 23

Resolutions of the meeting

The Board shall generally make resolutions on matters discussed at the meeting. When the Board makes a resolution on the Company’s connected transactions, independent directors shall sign the relevant resolution before it becomes effective. The opinions expressed by independent directors shall be listed in the records of the Board.

~~Resolutions of the meeting~~

~~The Board shall generally make resolutions on matters discussed at the meeting. When the Board makes a resolution on the Company’s connected transactions, independent directors shall sign the relevant resolution before it becomes effective. The opinions expressed by independent directors shall be listed in the records of the Board.~~

– VII-33 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
40.	Article 24

Minutes of the meeting

The minutes of the Board meeting, which are the formal evidence for the resolutions of the Board, shall be made in detail. The minutes of the Board meeting shall contain the following information:

(1) the date, venue, the names of the convener and chairperson of the meeting;

(2) the names of the directors attending the meeting in person or by proxy and the names of their proxies;

(3) agenda of the meeting;

(4) Directors’ speech points (for a meeting by written resolution, the directors’ opinions in writing shall prevail);

(5) the voting method and result of each proposed resolution (the result of the voting shall set out the respective number of the votes of assenting, dissenting or abstention); (6) other matters deemed as necessary by the directors to be recorded;

(7) signatures of the directors.

Article 44

~~Minutes of the meeting~~

The minutes of the Board meeting, which are the formal evidence for the resolutions of the Board, shall be made in detail in Chinese. The minutes of the Board meeting shall contain the following information:

(1) the date, venue, the names of the convener and chairperson of the meeting;

(2) the names of the directors attending the meeting in person or by proxy and the names of their proxies;

(3) agenda of the meeting;

(4) Directors’ speech points (for a meeting by written resolution, the directors’ opinions in writing shall prevail);

(5) the voting method and result of each proposed resolution (the result of the voting shall set out the respective number of the votes of assenting, dissenting or abstention); (6) other matters deemed as necessary by the directors to be recorded;

(7) signatures of the directors.

– VII-34 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

The secretary to the Board shall carefully organise the records and sort out the matters discussed at the meeting. The minutes of each Board meeting shall be provided to all attending directors to review promptly. Directors who wish to amend or supplement the minutes shall submit the proposed amendments to the chairperson in writing within one week after the receipt of the meeting minutes. The minutes shall be signed by the directors and secretary to the Board present at the meeting and the person who recorded the minutes after they are finalised.

The meeting files of the Board, including the meeting notices and materials, letters of authorisation for directors to attend, meeting recordings, the meeting resolution record, etc. that have been signed by the participating directors, shall be kept by the establishments of the Board. These meeting files may be inquired by directors and regulatory authorities at any time.

Opinions expressed by independent directors shall be listed in the Board resolutions. The secretary to the Board shall carefully organise the records and sort out the matters discussed at the meeting. The minutes of each Board meeting shall be provided to all attending directors to review promptly. Directors who wish to amend or supplement the minutes shall submit the proposed amendments to the chairperson in writing within one week after the receipt of the meeting minutes. The minutes shall be signed by the directors ~~and secretary to the Board~~ present at the meeting and the person who recorded the minutes after they are finalised. The minutes of Board meetings shall be kept at the registered address of the Company in the PRC and a complete copy of the minutes shall be promptly sent to each director. Minutes of the Board meetings shall be kept by the secretary of the Board and filed with the Company for at least ten (10) years from the date of the meeting.

The meeting files of the Board, including the meeting notices and materials, letters of authorisation for directors to attend, meeting recordings, the meeting resolution record, etc. that have been signed by the participating directors, shall be kept by the establishments of the Board. These meeting files may be inquired by directors and regulatory authorities at any time.

41.			Article 46	If the proposal is not approved, the Board shall not consider any proposal with the same content within one (1) month if the relevant conditions and factors have not changed significantly.
	Chapter 5	Information Disclosure at Board Meetings	Chapter ~~5~~6	Information Disclosure at Board Meetings

– VII-35 –

APPENDIX VII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE BOARD OF DIRECTORS OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
	Chapter 6	Supplementary	Chapter ~~6~~7	Supplementary

42.			Article 50	Unless otherwise specified, terms used in these Rules shall have the same meanings as those defined in the Articles of Association.
43.	Article 29	These Rules are the codes for self-discipline of the Board. In case of any inconsistency between these Rules and provisions of laws and administrative regulations as promulgated from time to time, the Articles of Association and other relevant regulatory documents, the provisions of the latter shall prevail.	Article 51	~~These Rules are the codes for self-discipline of the Board.~~ In case of any inconsistency between any matter not covered by these Rules and provisions of laws and administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchange where the shares of the Company are listed as promulgated from time to time, and the Articles of Association ~~and other relevant regulatory documents,~~ the provisions of the latter shall prevail.
44.	Article 30	The Rules, and any amendment thereof, shall take effect upon the approval by the Board.	Article 52	~~The Rules, and any amendment thereof, shall take effect upon the approval by the Board.~~ These Rules were prepared by the Board, and take effect on the date of the initial public offering and listing of RMB ordinary shares (A shares) of the Company on the Shanghai Stock Exchange upon the approval of the shareholders’ general meeting, and any amendment thereof shall be approved by a special resolution at the shareholders’ general meeting.
45.			Article 53	Terms “or more”, “at least” and “before” as mentioned herein shall include the figures listed; “over”, “more than”, “less than”, or “lower” shall not include the figures listed.

– VII-36 –

APPENDIX VIII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE SUPERVISORY COMMITTEE OF CHINA TELECOM CORPORATION LIMITED

COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF

PROCEDURES OF THE MEETING OF THE SUPERVISORY COMMITTEE OF

CHINA TELECOM CORPORATION LIMITED1

No.	Article No.	Article Before Amendment	Article No.	Amended Article
	Chapter 1	General Provisions	Chapter 1	General Provisions

1.	Article 1	The Rules for the Supervisory Committee (the “Rules”) of China Telecom Corporation Limited (the “Company”) are adopted to protect legitimate interests of the Company and shareholders, and to regulate the structure and behaviors of the Supervisory Committee (the “Committee”) pursuant to the Company Law of Peoples’ Republic of China (the “Company Law”), and other applicable laws and regulations, as well as the Articles of Association of the Company (“Articles of Association”).	Article 1	The Rules for the Supervisory Committee (the “Rules”) of China Telecom Corporation Limited (the “Company”) are adopted to further standardise the discussion methods and voting procedures of the Supervisory Committee (the “Committee”) of the Company, ~~protect legitimate interests of the Company and shareholders, and to regulate the structure and behaviors of the Supervisory Committee (the “Committee”) of the Company~~, ensure that the Committee can efficiently and properly operate and make scientific decisions, and improve the corporate governance structure of the Company, pursuant to the Company Law of Peoples’ Republic of China ~~(the “Company Law”), and other applicable laws and regulations, as well as the Articles of Association of the Company (“Articles of Association”)~~ the Securities Law of Peoples’ Republic of China, the State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Shares, the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas, the Guidelines for the Articles of Association of Listed Companies, the Code of Corporate Governance for Listed Companies, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and other applicable laws, regulations, regulatory documents and relevant provisions of the regulatory authorities of the place where the shares of the Company are listed and stock exchanges (the “Relevant Provisions”), as well as the Articles of Association of the Company (“Articles of Association”) and in combination with the Company’s actual conditions.

1	As chapters and articles are added or deleted, serial numbers of relevant chapters, articles and cross references have been adjusted accordingly, and will not be described separately.

– VIII-1 –

APPENDIX VIII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE SUPERVISORY COMMITTEE OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
2.	Article 2	The Committee shall be responsible to the shareholders, financial officers, oversee the performance of the directors, general managers and other senior management personnel, and safeguard legitimate interests of the Company and shareholders.	Article 2	The Committee shall be responsible to the shareholders, ~~financial officers, oversee the performance of the directors, general managers and other senior management personnel, and safeguard legitimate interests of the Company and shareholderse~~xamine the financial affairs of the Company, oversee the legality and compliances of the performance of the directors and the senior management personnel, exercise other powers as stipulated in the Articles of Association as well as safeguarding legitimate interests of the listed Company and shareholders. The Committee may separately engage an intermediary to provide professional opinions.

3.	Article 3	A supervisor shall carry out his/her duties honestly and faithfully in accordance with laws, administrative regulations and the Company’s Articles of Association.	Article 3

A supervisor shall carry out his/her duties honestly and faithfully in accordance with laws, administrative regulations and the Company’s Articles of Association, and shall not abuse their powers by taking bribes or receiving other illegal income and misappropriate the assets of the Company.

Supervisors shall ensure that the information disclosed by the Company is true, accurate and complete.

Supervisors shall not use their affiliation to jeopardise the interests of the Company. Any supervisor who causes losses to the Company shall be liable for such losses.

4.	Article 4	The Company shall safeguard Supervisors’ right to information and provide the Supervisors with necessary information and materials for supervisors to perform their duties. The supervisors shall independently perform duties set out in applicable laws, regulations and the Articles of Association. The Company shall provide for appropriate funding for the expenses and reasonable costs incurred by the Committee in performing its duties.	Article 4	The Company shall safeguard Supervisors’ right to information and provide the Supervisors with necessary information and materials for supervisors to perform their duties. The supervisors shall independently perform duties set out in applicable laws, regulations and the Articles of Association. The Company shall provide for the Committee’s working expenses, ~~appropriate funding for the expenses and~~ reasonable costs incurred in hiring professionals such as lawyers, certified public accountants and practicing auditors when exercising its functions and powers and other related expenses required for ~~by the Committee~~ performing its duties.

	Chapter 2	Supervisors	~~Chapter 2~~	~~Supervisors~~

5.	Article 5	The supervisors shall, among others, be legally literate and have experience in management, accounting and auditing.		~~The supervisors shall, among others, be legally literate and have experience in management, accounting and auditing.~~

– VIII-2 –

APPENDIX VIII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE SUPERVISORY COMMITTEE OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
6.	Article 6

The following persons shall not serve as the supervisor of the Company:

(1) a person who does not have or who has limited capacity for civil conduct;

(2) a person who has been sentenced for corruption, bribery, infringement of property or misappropriation of property or other crimes which disrupt the social economic order, in which case less than a term of five years has lapsed since the sentence was served, or a person who has been deprived of his/her political rights and not more than five years have lapsed since the sentence was served;

(3) a person who was a former director, factory manager or manager of a company or enterprise which became bankrupt and has been liquidated as a result of mismanagement and who was personally liable for such bankruptcy, in which case less than three years have elapsed since the date of completion of such liquidation of the company or enterprise;

(4) a person who was a legal representative of a company or enterprise the business license of which was revoked due to violation of law and who was personally liable therefor, in which case less than three years have elapsed since the date of the revocation of the business license;

(5) a person who has a large amount of debt overdue;

(6) a person who is currently under investigation by judicial body for violation of criminal law;

(7) a person who, according to laws and regulations, cannot act as a leader of an enterprise;

(8) a person other than a natural person;

(9) a person who was convicted by competent authority for violating applicable securities regulations and such conviction involves a finding that such person acted fraudulently or dishonestly, in which case less than five years have elapsed since the date of such conviction.

~~The following persons shall not serve as the supervisor of the Company:~~

~~(1) a person who does not have or who has limited capacity for civil conduct;~~

~~(2) a person who has been sentenced for corruption, bribery, infringement of property or misappropriation of property or other crimes which disrupt the social economic order, in which case less than a term of five years has lapsed since the sentence was served, or a person who has been deprived of his/her political rights and not more than five years have lapsed since the sentence was served;~~

~~(3) a person who was a former director, factory manager or manager of a company or enterprise which became bankrupt and has been liquidated as a result of mismanagement and who was personally liable for such bankruptcy, in which case less than three years have elapsed since the date of completion of such liquidation of the company or enterprise;~~

(4) a person who was a legal representative of ~~a company or enterprise the business license of which was revoked due to violation of law and who was personally liable therefor, in which case less than three years have elapsed since the date of the revocation of the business license;~~

~~(5) a person who has a large amount of debt overdue;~~

~~(6) a person who is currently under investigation by judicial body for violation of criminal law;~~

~~(7) a person who, according to laws and regulations, cannot act as a leader of an enterprise;~~

~~(8) a person other than a natural person;~~

~~(9) a person who was convicted by competent authority for violating applicable securities regulations and such conviction involves a finding that such person acted fraudulently or dishonestly, in which case less than five years have elapsed since the date of such conviction.~~

– VIII-3 –

APPENDIX VIII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE SUPERVISORY COMMITTEE OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
7.	Article 7	The supervisors shall abide by provisions of applicable laws, regulations and the Articles of Association, and perform the obligations of integrity and diligence.		~~The supervisors shall abide by provisions of applicable laws, regulations and the Articles of Association, and perform the obligations of integrity and diligence.~~

8.	Article 8	The supervisors shall not disclose the secrets of the Company, unless legally mandated or required by the Articles of Association.		~~The supervisors shall not disclose the secrets of the Company, unless legally mandated or required by the Articles of Association.~~

9.	Article 9

The supervisors shall not take the advantage of his or her position in the Company to seek for personal benefits, take bribes or other illegal compensation, and shall not appropriate any property of the Company.

~~The supervisors shall not take the advantage of his or her position in the Company to seek for personal benefits, take bribes or other illegal compensation, and shall not appropriate any property of the Company~~.

10.	Article 10	Each supervisor shall serve a term of 3 years, which term is renewable upon re-election.		~~Each supervisor shall serve a term of 3 years, which term is renewable upon re-election.~~

11.	Article 11

Any supervisor causing any loss to the Company as a result of his or her violation of applicable laws, regulations and the Articles of Association when performing duties shall be liable for the Company.

~~Any supervisor causing any loss to the Company as a result of his or her violation of applicable laws, regulations and the Articles of Association when performing duties shall be liable for the Company~~.

12.	Article 12	The supervisors may resign prior to the expiry of the current term, provided that the resignation of any supervisor elected on the shareholders’ general meetings is subject to the approval thereof, and the resignation of any supervisor elected by employees shall be approved pursuant to the employee election procedures of the Company. Any supervisor causing any loss to the Company as a result of his or her unapproved resignation shall be liable for the Company.		~~The supervisors may resign prior to the expiry of the current term, provided that the resignation of any supervisor elected on the shareholders’ general meeting is subject to the approval thereof, and the resignation of any supervisor elected by employees shall be approved pursuant to the employee election procedures of the Company. Any supervisor causing any loss to the Company as a result of his or her unapproved resignation shall be liable for the Company~~.

13.	Article 13	Any supervisor absents on two consecutive Committee meetings shall be deemed as incapable of performing his or her duty, in which case the Committee shall recommend the shareholders’ general meetings or employee representative meeting to remove this supervisor.		~~Any supervisor absents on two consecutive Committee meetings shall be deemed as incapable of performing his or her duty, in which case the Committee shall recommend the shareholders’ general meetings or employee representative meeting to remove this supervisor~~.

– VIII-4 –

APPENDIX VIII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE SUPERVISORY COMMITTEE OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
	Chapter 3	Constituents and Functions of Committee	Chapter ~~3~~2	Constituents and Functions of Committee

14.	Article 14	The Committee shall comprise 5 supervisors, including 1 outside supervisor (hereinafter meaning supervisors who do not hold office in the Company).	Article 5	The Committee shall comprise 5 supervisors, including 1 outside supervisor (hereinafter meaning supervisors who do not hold office in the Company). The Committee shall comprise three (3) supervisors who represent the shareholders (hereinafter including those qualified as external supervisors) and two (2) supervisors who shall represent the employees. Supervisors who represent the shareholders shall be elected or removed by the shareholders in general meetings, and the supervisor who represents employees shall be elected or removed by the employees via an employees’ representative meeting or employees’ meeting or other forms of democratic election.

15.			Article 6	The supervisory committee and the shareholders holding, individually or collectively, more than 3% of the issued shares of the Company may nominate candidates for supervisors representing shareholders.

16.			Article 7	Each supervisor shall serve for a term of three (3) years, which is renewable upon re-election and re-appointment. Where no new appointment is made upon expiration of the term of office of a supervisor or a supervisor tenders his/her resignation during his/her term of office resulting in the number of members of the Committee being less than a quorum, the original supervisor shall, before the newly elected supervisors assume their posts, continue to perform his/her duties as a supervisor in accordance with the laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchanges where the shares of the Company are listed and the Articles of Association.

17.			Article 8	A supervisor may resign before the expiration of his/her term of office. The provisions on the resignation of directors in the Articles of Association also apply to supervisors.

– VIII-5 –

APPENDIX VIII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE SUPERVISORY COMMITTEE OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
18.	Article 16	The Committee may set up an office responsible for day-to-day work of the Committee.	Article 10	The Committee may set up an office responsible for day-to-day work of the Committee, if necessary.

19.	Article 17

The Committee shall exercise the following functions and powers in accordance with law:

(1) to review the Company’s financial position, to request information from relevant departments and personnel of the Company, and to inspect financial documents and relevant information of subsidiaries of the Company;

(2) to supervise directors, general manager and other senior management personnel who violate laws, administrative regulations and the Company’s Articles of Association in performing their duties;

(3) to require any director, general manager, deputy general manager, financial controller or other senior management personnel who acts in a manner which violates relevant laws, administrative regulations and the provisions of the Company’s Articles of Association or is harmful to the Company’s interest to rectify such behaviour; to report to the board of directors, general shareholder meeting, securities regulatory body and other relevant authorities where necessary;

(4) to check the financial information, including report to be submitted by the board of directors to the shareholders’ general meetings, business report and profit distribution plan, and retain certified accountant and auditor for review in case of doubt on behalf of the Company;

(5) to propose to convene an extraordinary general meeting;

(6) to negotiate with, or bring actions against, a director on behalf of the Company;

(7) other functions and powers set forth in the Articles of Association.

Supervisors shall attend meetings of the board of directors as observors.

Article 11

The Committee shall be accountable to the shareholders in general meeting and shall exercise the following functions and powers in accordance with the law:

(1) to review the Company’s financial position;

(2) to supervise the performance of the directors, general manager and other senior management personnel of their duties and propose the removal of such directors and senior management personnel who ~~violate~~ act in contravention of any laws, administrative regulations ~~andor~~ the Company’s Articles of Association or the resolutions of the shareholders’ general meetings;

(3) to require any director, general manager, deputy general manager, financial controller or other senior management personnel who acts in a manner which violates relevant laws, administrative regulations and the provisions of the Company’s Articles of Association or is harmful to the Company’s interest to rectify such behaviour; ~~to report to the board of directors, general shareholder meeting, securities regulatory body and other relevant authorities where necessary;~~

(4) to check the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors to the shareholders’ general meetings and to authorise, in the Company’s name, publicly certified accountants and practising auditors to assist in the re-examination of such information should any doubt arise in respect thereof;

(5) to review the regular reports of the Company prepared by the board of directors and submit written comments thereon;

(56) to propose to convene an extraordinary general meeting, convene and preside over shareholders’ general meeting when the board of directors fails to convene and preside over such meeting pursuant to the Company Law;

(7) to submit proposals to the shareholders’ general meetings;

– VIII-6 –

APPENDIX VIII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE SUPERVISORY COMMITTEE OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article

(~~6~~8) to represent the Company in negotiations with or in bringing actions against a director in accordance with the requirements of the Company Law;

(9) to conduct investigation if any abnormal conditions are identified in the business operations of the Company, and may engage an accountancy firm, law firm and other professional institutions to assist in the investigation if necessary;

(~~7~~10) other functions and powers specified in the relevant laws, administrative regulations, departmental rules, relevant regulatory documents and the rules of the stock exchanges where the shares of the Company are listed and the Company’s Articles of Association.

The Committee may provide its opinions on the appointment of accountancy firm by the Company, and may appoint another accountancy firm in the name of the Company when necessary to independently examine financial affairs of the Company, and may directly report relevant information to the securities supervisory and management authorities of the State Council and other relevant authorities.

External supervisors shall report independently to the shareholders’ meeting on whether the senior management personnel have performed their duties honestly and diligently.

Supervisors ~~shallm~~ay attend meetings of the board of directors as observers, and propose questions or suggestions to the resolutions of the board of directors.

– VIII-7 –

APPENDIX VIII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE SUPERVISORY COMMITTEE OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
20.			Article 12

The Committee may require presence of the directors, senior management and other relevant personnel at the meetings of the Committee to answer the questions concerned.

When the Committee investigates the conduct of directors and senior management of the Company on their performance of duties, it may inquire the directors, senior management and other persons of the Company about relevant information, and such directors, senior management and other persons of the Company shall provide assistance.

21.			Article 14	When the Committee finds any violations of the laws, administrative regulations or the Articles of Association by any directors or senior management personnel, it shall perform its supervisory duties, and report to the board of directors or shareholders’ general meetings or report directly to the China Securities Regulatory Commission and its local offices, stock exchanges or other departments.

	Chapter 4	Convening and Attendance of Committee Meeting	Chapter ~~4~~3	Convening and Attendance of Committee Meeting

22.	Article 19	Meetings of the Committee shall be held at least twice every year, and shall be convened by the chairperson of the Committee.	Article 15	~~Meetings of the Committee shall be held at least twice every year,~~ Meetings of the Committee shall be held at least once every six (6) months, and shall be convened and chaired by the chairperson of the Committee.

23.	Article 20	In case that the chairperson is unable to convene the meeting under specific circumstances, the chairperson shall delegate a supervisor to perform the duty on his or her behalf.	Article 16	~~In case that the chairperson is unable to convene the meeting under specific circumstances, the chairperson shall delegate a supervisor to perform the duty on his or her behalf.~~ If the chairperson of the Committee is unable or fails to perform his/her duties, meetings of the Committee shall be convened and chaired by a supervisor jointly nominated by more than half of the supervisors.

– VIII-8 –

APPENDIX VIII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE SUPERVISORY COMMITTEE OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
24.	Article 21

The written notice of the Committee’s meeting shall be distributed to all supervisors ten (10) days prior to the meeting, and the notice shall include:

(1) the date of the meeting;

(2) the venue of the meeting;

(3) reasons and agendas;

(4) the date of issuing of the notice.

Article 17

The ~~written~~ notice of the Committee’s meeting shall be ~~distributed to all supervisors ten (10) days prior to the meeting, and the notice shall include~~ served to all supervisors within ten (10) days prior to the convening of the meeting. The required period of notice may be waived upon unanimous consent of all the supervisors in writing. The notice of the Committee meeting shall include the following contents:

(1) the date of the meeting;

(2) the venue ~~of the meeting~~ and duration of the meeting;

(3) reasons and agendas;

(4) the date of issuing of the notice.

The notice of the Committee’s meeting shall be served by telex (including emails), by telegram, by fax, by express courier service or by registered mail or in person.

– VIII-9 –

APPENDIX VIII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE SUPERVISORY COMMITTEE OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
25.			Article 18

Supervisors may propose to convene an extraordinary meeting of the Committee. An extraordinary meeting should be convened within ten (10) days by the Committee upon occurrence of any of the following circumstances:

(1) it is proposed by any supervisors;

(2) a resolution, in violation of the relevant provisions and requirements of the laws, the Articles of Association, resolutions of shareholders’ general meetings and other relevant regulations, is passed at a shareholders’ general meeting or board of directors meeting;

(3) any inappropriate behavior of any of the directors and the senior management members may incur material damages to the Company or adverse impacts to the market;

(4) any of the Company, the directors, the supervisors or the senior management is sued by shareholders;

(5) any of the Company, the directors, the supervisors or the senior management members is subject to any penalty by the Securities Regulatory Authorities or public condemnation by the stock exchange on which the Company’s shares are listed;

(6) a request is made by the Securities Regulatory Authorities;

(7) such other circumstances prescribed by the Articles of Association.

Supervisors may propose to hold an extraordinary meeting of the Committee. Notice of such meeting shall be given to each supervisor five (5) days before the meeting is convened. In urgent cases where there is a need to convene an extraordinary meeting of the Committee as soon as possible, the notice convening the meeting may be given at any time, but the convener shall make an explanatory statement at the meeting.

– VIII-10 –

APPENDIX VIII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE SUPERVISORY COMMITTEE OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
26.			Article 20

After receiving the notice of the meeting, each person, who shall be present at the meeting, should inform the secretary to the Committee office or the contact person of the meeting whether to participate in the meeting as soon as possible.

Supervisors who have attended the meeting, regardless of whether they have received the meeting notice or not, shall be deemed to have been given the notice of the meeting.

27.			Article 21	The accidental omission to give notice of a meeting to, or the failure to receive the notice of a meeting by, any person entitled to receive such notice shall not invalidate the meeting and the resolutions adopted thereat.

28.			Article 22

During the period after the notice of meeting is sent and before the meeting is convened, the Committee office shall be responsible for the contact and communication with all the supervisors. If there are any opinions or suggestions from the supervisors in respect of the proposals, the Committee office shall collect such opinions or suggestions concerning the relevant proposals from the supervisors in order to improve such proposals.

29.	Article 23	Any Committee meeting shall not be valid unless it is attended by more than two-thirds of the supervisors.	Article 23

Any Committee meeting shall not be held without the attendance of more than half of the supervisors. ~~valid unless it is attended by more than two-thirds of the supervisors.~~

The secretary of the board of directors and the securities affair representative shall be present at meetings of the Committee.

– VIII-11 –

APPENDIX VIII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE SUPERVISORY COMMITTEE OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
30.			Article 25

A meeting of the Committee shall be convened by way of physical meeting in principle. In circumstances where opinions of supervisors are sufficiently conveyed, meeting of the Committee may, with the approval of the convener (moderator) and the proposer, adopt the forms of video conference, teleconference or deliberation in writing, and may also adopt the forms of physical meeting and other forms simultaneously if necessary.

Where the meeting is not held by way of physical meeting, the number of the supervisors who attend the meeting shall be counted according to supervisors present via video conference or supervisors proposing comments in the teleconference or faxes or emails and other written certificate documents actually received within a prescribed time limit.

Where a meeting of the Committee is held via video or telephone, it shall be ensured that supervisors at the meeting can hear others clearly and communicate with others in an ordinary manner.

– VIII-12 –

APPENDIX VIII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE SUPERVISORY COMMITTEE OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
	Chapter 5	Agenda and Proposals of Committee Meeting	Chapter 54	Agenda and Proposals of Committee Meeting
31.	Article 26

The agenda of the Committee meeting shall be determined by the chairperson. Except for the proposals, the Committee may determine new proposals during the meeting as the case may be.

Where any new proposal is determined, the Committee shall provide adequate materials, including background introduction of the proposals, any information and data which can facilitate the supervisors’ understanding.

Article 27

The agenda of the Committee meeting shall be determined by the chairperson. ~~Except for the proposals, the Committee may determine new proposals during the meeting as the case may be.~~ In principle, the Committee does not deliberate on temporary proposals that are not included in the notice of the meeting, nor make resolutions on matters not included in the agenda. In the event of an emergency on which a decision shall be made at the Committee meeting, the chairperson of the meeting shall put a vote on whether the provisional proposal is submitted to the meeting, and it can be considered after approval by more than half of all supervisors. If it is necessary to make a resolution, since the supervisors present on their behalf have not been entrusted by the principal to vote on the new proposal in advance, the number of votes of the trustee shall not be regarded as a valid number of votes, provided that the trustee clearly stated in the form of proxy that the trustee who has the right to vote is not subject to this restriction.

Where any new proposal is determined, the Committee shall provide adequate materials, including background introduction of the proposals, any information and data which can facilitate the supervisors’ understanding.

– VIII-13 –

APPENDIX VIII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE SUPERVISORY COMMITTEE OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
	Chapter 6	Voting and Resolution of Committee Meeting	Chapter ~~6~~5	Voting and Resolution of Committee Meeting

32.	Article 28	The voting of the Committee meeting is by show of hands with each supervisor having one vote.	Article 29

~~The voting of the Committee meeting is by show of hands with each supervisor having one vote.~~

The voting methods at a meeting of the Committee are as follows: vote by poll in writing or vote by a show of hands (or voice vote). Each supervisor has one (1) voting right. The meeting held by way of physical meeting shall adopt the method of voting by poll in writing or voting by a show of hands (or voice vote). The meeting held via video or telephone may adopt the method of voting by a show of hands (or voice vote), but supervisors who attend the meeting shall record the vote in writing as soon as possible, and the supervisors’ voting by a show of hands (or voice vote) shall have the same effect with the vote in writing, however, if the certificate of the vote in writing (if any) is inconsistent with the voting opinion expressed by vote by a show of hands (or voice vote) during the meeting held via video or telephone, the voting opinion expressed during the meeting held via video or telephone shall prevail. A meeting held by way of written resolutions shall adopt the method of voting by poll in writing, and supervisors who vote shall fulfill relevant signing procedures within the valid period stated in the notice of the meeting.

– VIII-14 –

APPENDIX VIII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE SUPERVISORY COMMITTEE OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
	Chapter 7	Minutes of Committee Meeting	Chapter ~~7~~6	Minutes of Committee Meeting and Announcement

33.	Article 35

Minutes shall be kept during the Committee meetings and shall be signed by the attending supervisors and the recorders.

The attending supervisor may request descriptive information on his or her speech to be recorded on the minutes.

Article 36

Minutes shall be kept during the Committee meetings and shall be signed by the attending supervisors and the recorders.

The attending supervisor may request descriptive information on his or her speech to be recorded on the minutes. The minutes of the meeting shall be kept for at least ten (10) years from the date of the meeting.

34.	Article 36

The minutes of the Committee meeting shall state:

(1) Meeting date, venue and the person’s name who calls for the meeting;

(2) Names of attending supervisors and proxy supervisors (agent);

(3) Agenda;

(4) Key points of speeches;

(5) Voting manner and result of each voting item (affirmative votes, veto votes or waiving votes).

Article 37

The Committee office shall be responsible for arranging meeting minutes for the matters discussed. The minutes of the Committee meeting shall state:

(1) Meeting session and meeting date, venue, methods and the ~~person’s~~ names of the convener and the moderator~~who calls for the meeting;~~

(2) Issuance of the meeting notice;

(~~2~~3) Names of attending supervisors and proxy supervisors (agent);

(~~3~~4) Agenda;

(~~4~~5) Proposals considered at the meeting, the k~~Ke~~y points and main opinions of each supervisor on related matters, and the voting intention of the proposals~~of speeches;~~

(~~5~~6) Way of voting for each resolution matters and results (results should set forth the number of votes for or against, or abstained).;

(7) Other matters deemed as necessary by the attending supervisors to be recorded

35.			Article 40	Resolutions made by the Committee shall be handled by the secretary to the board of directors pursuant to the regulatory authorities of the place where the Company’s shares are listed. Before announcement of the resolutions, the attending supervisors, other attendants, and the recording and service staff shall fulfill the confidentiality obligation.

– VIII-15 –

APPENDIX VIII	COMPARISON TABLE OF THE AMENDMENTS TO THE RULES OF PROCEDURES OF THE MEETING OF THE SUPERVISORY COMMITTEE OF CHINA TELECOM CORPORATION LIMITED

No.	Article No.	Article Before Amendment	Article No.	Amended Article
	Chapter 8	Supplementary	Chapter ~~8~~7	Supplementary

36.	Article 39	Any matter not provided herein shall be pursuant to applicable laws and regulations, and the Articles of Association.		~~Any matter not provided herein shall be pursuant to applicable laws and regulations, and the Articles of Association.~~
37.			Article 41	Unless otherwise specified, terms used in these Rules shall have the same meanings as those defined in the Articles of Association.
38.	Article 40	In case of any inconsistency between these Rules and provisions of the Company Law, other applicable laws and regulations, other regulatory documents and the Articles of Association, the provisions of the latter shall prevail.	Article 42

In case of any inconsistency between any matter not covered by these Rules and provisions of the laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchanges where the shares of the Company are listed and the Articles of Association as stipulated from time to time, ~~these Rules and provisions of the Company Law, other applicable laws and regulations, other regulatory documents and the Articles of Association,~~ the provisions of the latter shall prevail.

39.	Article 41	These Rules, and any amendment thereof, shall take effect upon the approval of the shareholders’ general meeting.	Article 43

These Rules, ~~and any amendment thereof, shall~~ be prepared by the Committee and take effect on the date of the initial public offering and listing of RMB ordinary shares (A shares) of the Company on the Shanghai Stock Exchange upon the approval of the shareholders’ general meeting, and any amendment thereof shall be approved by a special resolution at the shareholders’ general meeting.

40.			Article 44	The terms “or more”, “at least” and “before” as mentioned herein shall include the figures listed; “over”, “more than”, “less than”, or “lower” shall not include the figures listed.

– VIII-16 –

NOTICE OF EXTRAORDINARY GENERAL MEETING

China Telecom Corporation Limited

中國電信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting (the “EGM”) of China Telecom Corporation Limited (the “Company”) will be held at 10:00 a.m. on Friday, 9 April 2021 at Excemon Beijing Nanyueyuan Hotel, No.86 South 3rd Ring Road West, Fengtai District, Beijing, PRC for the purposes of considering and, if thought fit, passing the following resolutions:

SPECIAL RESOLUTIONS

1.	THAT the proposal regarding the plan for the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

2.

THAT the proposal regarding the proposed authorisation to be granted by the General Meetings to the Board and its authorised persons to deal with matters in connection with the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

3.	THAT the proposal regarding the distribution plan of accumulated profits prior to the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

4.	THAT the proposal regarding the use of proceeds from the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

5.	THAT the proposal regarding the amendments to the Articles of Association be considered and approved;

6.

THAT the proposal regarding the adoption of the Rules of Procedures of the Shareholders’ General Meeting applicable after the initial public offering and listing of the A Shares be considered and approved;

7.	THAT the proposal regarding the amendments to the Rules of Procedures of the Meeting of the Board of Directors be considered and approved;

8.	THAT the proposal regarding the amendments to the Rules of Procedures of the Meeting of the Supervisory Committee be considered and approved;

NOTICE OF EXTRAORDINARY GENERAL MEETING

ORDINARY RESOLUTIONS

9.	THAT the proposal regarding the dilution of immediate returns resulting from the initial public offering of RMB ordinary shares (A Shares) and the remedial measures be considered and approved;

10.	THAT the proposal regarding the Price Stabilisation Plan of A Shares within three years following the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

11.	THAT the proposal regarding the plan for Shareholders’ return within three years following the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

12.

THAT the proposal regarding the undertakings on the information disclosure in the prospectus in connection with the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved.

By Order of the Board
China Telecom Corporation Limited Wong Yuk Har
Company Secretary

Beijing, China, 17 March 2021

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notes:

(1)

Details of the resolutions stated above are set out in the circular dated 17 March 2021 of the Company (the “Circular”). In relation to the special resolutions No. 5 to No. 8 stated above, the Chinese version of the relevant proposed resolutions shall prevail over its English version as the Articles of Association, the Rules of Procedures of the Shareholders’ General Meeting, the Rules of Procedures of the Meeting of the Board of Directors and the Rules of Procedures of the Supervisory Committee of the Company are written in Chinese and its English version is an unofficial translation for reference only.

(2)

The H Share Register of Members of the Company will be closed, for the purpose of determining H Shareholders’ entitlement to attend the EGM, from Wednesday, 31 March 2021 to Friday, 9 April 2021 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the EGM, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Tuesday, 30 March 2021. Holders of H Shares who are registered with Computershare Hong Kong Investor Services Limited on Friday, 9 April 2021 are entitled to attend the EGM.

(3)

Each Shareholder entitled to attend and vote at the EGM may appoint one or more proxies to attend and vote on his/her behalf at the EGM. A proxy need not be a Shareholder. Each Shareholder who wishes to appoint one or more proxies should read through the Circular.

(4)

To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of Directors of the Company (for holders of Domestic Shares) and to Computershare Hong Kong Investor Services Limited (for holders of H Shares) not less than 24 hours before the designated time for the holding of the EGM or any adjournment thereof. The Office of the Board of Directors of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC (Telephone: (8610) 58501800). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a Shareholder from attending in person and voting at the EGM if he/she so wishes.

(5)

Shareholders attending the EGM in person or by proxy shall present their proof of identity. If the attending Shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision-making authority shall present a copy of the relevant resolution of the board of directors or other decision-making authority in order to attend the EGM.

(6)	All resolutions proposed at the EGM will be voted by poll.

(7)	Shareholders (in person or by proxy) attending the EGM shall be responsible for their own transport and accommodation expenses.

(8)

In light of the continuing risks posed by the COVID-19 epidemic, the Company recommends Shareholders appoint the Chairman of the EGM as their proxy to vote according to their indicated voting instructions in lieu of attending the EGM in person.

(9)	The English translation of this notice is for reference only, and in case of any inconsistency, the Chinese version shall prevail.

As at the date of this notice, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).

NOTICE OF DOMESTIC SHAREHOLDERS’ CLASS MEETING

China Telecom Corporation Limited

中國電信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF DOMESTIC SHAREHOLDERS’ CLASS MEETING

NOTICE IS HEREBY GIVEN that the Domestic Shareholders’ Class Meeting of China Telecom Corporation Limited (the “Company”) will be held at 10:20 a.m. on Friday, 9 April 2021 (or immediately following the conclusion of the Extraordinary General Meeting to be held on the same date) at Excemon Beijing Nanyueyuan Hotel, No.86 South 3rd Ring Road West, Fengtai District, Beijing, PRC for the purposes of considering and, if thought fit, passing the following resolutions:

SPECIAL RESOLUTIONS

1.	THAT the proposal regarding the plan for the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

2.

THAT the proposal regarding the proposed authorisation to be granted by the General Meetings to the Board and its authorised persons to deal with matters in connection with the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

3.	THAT the proposal regarding the distribution plan of accumulated profits prior to the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

4.	THAT the proposal regarding the use of proceeds from the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

5.	THAT the proposal regarding the dilution of immediate returns resulting from the initial public offering of RMB ordinary shares (A Shares) and the remedial measures be considered and approved;

6.	THAT the proposal regarding the Price Stabilisation Plan of A Shares within three years following the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

NOTICE OF DOMESTIC SHAREHOLDERS’ CLASS MEETING

7.

THAT the proposal regarding the undertakings on the information disclosure in the prospectus in connection with the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved.

By Order of the Board
China Telecom Corporation Limited Wong Yuk Har
Company Secretary

Beijing, China, 17 March 2021

NOTICE OF DOMESTIC SHAREHOLDERS’ CLASS MEETING

Notes:

(1)	Details of the resolutions stated above are set out in the circular dated 17 March 2021 of the Company (the “Circular”).

(2)

Each Shareholder entitled to attend and vote at the Domestic Shareholders’ Class Meeting may appoint one or more proxies to attend and vote on his/her behalf at the Domestic Shareholders’ Class Meeting. A proxy need not be a Shareholder. Each Shareholder who wishes to appoint one or more proxies should read through the Circular.

(3)

To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of Directors of the Company not less than 24 hours before the designated time for the holding of the Domestic Shareholders’ Class Meeting or any adjournment thereof. The Office of the Board of Directors of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC (Telephone: (8610) 58501800). Completion and return of a form of proxy will not preclude a Shareholder from attending in person and voting at the Domestic Shareholders’ Class Meeting if he/she so wishes.

(4)

Shareholders attending the Domestic Shareholders’ Class Meeting in person or by proxy shall present their proof of identity. If the attending Shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision-making authority shall present a copy of the relevant resolution of the board of directors or other decision-making authority in order to attend the Domestic Shareholders’ Class Meeting.

(5)	All resolutions proposed at the Domestic Shareholders’ Class Meeting will be voted by poll.

(6)	Shareholders (in person or by proxy) attending the Domestic Shareholders’ Class Meeting shall be responsible for their own transport and accommodation expenses.

(7)	This notice of the Domestic Shareholders’ Class Meeting is only despatched to the Domestic Shareholders of the Company.

(8)

In light of the continuing risks posed by the COVID-19 epidemic, the Company recommends Shareholders appoint the Chairman of the Domestic Shareholders’ Class Meeting as their proxy to vote according to their indicated voting instructions in lieu of attending the Domestic Shareholders’ Class Meeting in person.

(9)	The English translation of this notice is for reference only, and in case of any inconsistency, the Chinese version shall prevail.

As at the date of this notice, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).

NOTICE OF H SHAREHOLDERS’ CLASS MEETING

China Telecom Corporation Limited

中國電信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF H SHAREHOLDERS’ CLASS MEETING

NOTICE IS HEREBY GIVEN that the H Shareholders’ Class Meeting of China Telecom Corporation Limited (the “Company”) will be held at 10:35 a.m. on Friday, 9 April 2021 (or immediately following the conclusion of the Domestic Shareholders’ Class Meeting to be held on the same date) at Excemon Beijing Nanyueyuan Hotel, No.86 South 3rd Ring Road West, Fengtai District, Beijing, PRC for the purposes of considering and, if thought fit, passing the following resolutions:

SPECIAL RESOLUTIONS

1.	THAT the proposal regarding the plan for the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

2.

THAT the proposal regarding the proposed authorisation to be granted by the General Meetings to the Board and its authorised persons to deal with matters in connection with the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

3.	THAT the proposal regarding the distribution plan of accumulated profits prior to the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

4.	THAT the proposal regarding the use of proceeds from the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

5.	THAT the proposal regarding the dilution of immediate returns resulting from the initial public offering of RMB ordinary shares (A Shares) and the remedial measures be considered and approved;

6.	THAT the proposal regarding the Price Stabilisation Plan of A Shares within three years following the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

NOTICE OF H SHAREHOLDERS’ CLASS MEETING

7.

THAT the proposal regarding the undertakings on the information disclosure in the prospectus in connection with the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved.

By Order of the Board
China Telecom Corporation Limited Wong Yuk Har
Company Secretary

Beijing, China, 17 March 2021

NOTICE OF H SHAREHOLDERS’ CLASS MEETING

Notes:

(1)	Details of the resolutions stated above are set out in the circular dated 17 March 2021 of the Company (the “Circular”).

(2)

The H Share Register of Members of the Company will be closed, for the purpose of determining H Shareholders’ entitlement to attend the H Shareholders’ Class Meeting, from Wednesday, 31 March 2021 to Friday, 9 April 2021 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the H Shareholders’ Class Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Tuesday, 30 March 2021. Holders of H Shares who are registered with Computershare Hong Kong Investor Services Limited on Friday, 9 April 2021 are entitled to attend the H Shareholders’ Class Meeting.

(3)

Each Shareholder entitled to attend and vote at the H Shareholders’ Class Meeting may appoint one or more proxies to attend and vote on his/her behalf at the H Shareholders’ Class Meeting. A proxy need not be a Shareholder. Each Shareholder who wishes to appoint one or more proxies should read through the Circular.

(4)

To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to Computershare Hong Kong Investor Services Limited not less than 24 hours before the designated time for the holding of the H Shareholders’ Class Meeting and any adjournment thereof. Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a Shareholder from attending in person and voting at the H Shareholders’ Class Meeting if he/she so wishes.

(5)

Shareholders attending the H Shareholders’ Class Meeting in person or by proxy shall present their proof of identity. If the attending Shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision-making authority shall present a copy of the relevant resolution of the board of directors or other decision-making authority in order to attend the H Shareholders’ Class Meeting.

(6)	All resolutions proposed at the H Shareholders’ Class Meeting will be voted by poll.

(7)	This notice of the H Shareholders’ Class Meeting is only despatched to the H Shareholders.

(8)	Shareholders (in person or by proxy) attending the H Shareholders’ Class Meeting shall be responsible for their own transport and accommodation expenses.

(9)

In light of the continuing risks posed by the COVID-19 epidemic, the Company recommends Shareholders appoint the Chairman of the H Shareholders’ Class Meeting as their proxy to vote according to their indicated voting instructions in lieu of attending the H Shareholders’ Class Meeting in person.

(10)	The English translation of this notice is for reference only, and in case of any inconsistency, the Chinese version shall prevail.

As at the date of this notice, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).

Exhibit 1.2

NOTICE OF EXTRAORDINARY GENERAL MEETING

China Telecom Corporation Limited

中國電信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting (the “EGM”) of China Telecom Corporation Limited (the “Company”) will be held at 10:00 a.m. on Friday, 9 April 2021 at Excemon Beijing Nanyueyuan Hotel, No.86 South 3rd Ring Road West, Fengtai District, Beijing, PRC for the purposes of considering and, if thought fit, passing the following resolutions:

SPECIAL RESOLUTIONS

1.	THAT the proposal regarding the plan for the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

2.

THAT the proposal regarding the proposed authorisation to be granted by the General Meetings to the Board and its authorised persons to deal with matters in connection with the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

3.	THAT the proposal regarding the distribution plan of accumulated profits prior to the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

4.	THAT the proposal regarding the use of proceeds from the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

5.	THAT the proposal regarding the amendments to the Articles of Association be considered and approved;

6.

THAT the proposal regarding the adoption of the Rules of Procedures of the Shareholders’ General Meeting applicable after the initial public offering and listing of the A Shares be considered and approved;

7.	THAT the proposal regarding the amendments to the Rules of Procedures of the Meeting of the Board of Directors be considered and approved;

8.	THAT the proposal regarding the amendments to the Rules of Procedures of the Meeting of the Supervisory Committee be considered and approved;

NOTICE OF EXTRAORDINARY GENERAL MEETING

ORDINARY RESOLUTIONS

9.	THAT the proposal regarding the dilution of immediate returns resulting from the initial public offering of RMB ordinary shares (A Shares) and the remedial measures be considered and approved;

10.	THAT the proposal regarding the Price Stabilisation Plan of A Shares within three years following the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

11.	THAT the proposal regarding the plan for Shareholders’ return within three years following the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

12.

THAT the proposal regarding the undertakings on the information disclosure in the prospectus in connection with the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved.

By Order of the Board
China Telecom Corporation Limited Wong Yuk Har
Company Secretary

Beijing, China, 17 March 2021

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notes:

(1)

Details of the resolutions stated above are set out in the circular dated 17 March 2021 of the Company (the “Circular”). In relation to the special resolutions No. 5 to No. 8 stated above, the Chinese version of the relevant proposed resolutions shall prevail over its English version as the Articles of Association, the Rules of Procedures of the Shareholders’ General Meeting, the Rules of Procedures of the Meeting of the Board of Directors and the Rules of Procedures of the Supervisory Committee of the Company are written in Chinese and its English version is an unofficial translation for reference only.

(2)

The H Share Register of Members of the Company will be closed, for the purpose of determining H Shareholders’ entitlement to attend the EGM, from Wednesday, 31 March 2021 to Friday, 9 April 2021 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the EGM, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Tuesday, 30 March 2021. Holders of H Shares who are registered with Computershare Hong Kong Investor Services Limited on Friday, 9 April 2021 are entitled to attend the EGM.

(3)

Each Shareholder entitled to attend and vote at the EGM may appoint one or more proxies to attend and vote on his/her behalf at the EGM. A proxy need not be a Shareholder. Each Shareholder who wishes to appoint one or more proxies should read through the Circular.

(4)

To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of Directors of the Company (for holders of Domestic Shares) and to Computershare Hong Kong Investor Services Limited (for holders of H Shares) not less than 24 hours before the designated time for the holding of the EGM or any adjournment thereof. The Office of the Board of Directors of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC (Telephone: (8610) 58501800). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a Shareholder from attending in person and voting at the EGM if he/she so wishes.

(5)

Shareholders attending the EGM in person or by proxy shall present their proof of identity. If the attending Shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision-making authority shall present a copy of the relevant resolution of the board of directors or other decision-making authority in order to attend the EGM.

(6)	All resolutions proposed at the EGM will be voted by poll.

(7)	Shareholders (in person or by proxy) attending the EGM shall be responsible for their own transport and accommodation expenses.

(8)

In light of the continuing risks posed by the COVID-19 epidemic, the Company recommends Shareholders appoint the Chairman of the EGM as their proxy to vote according to their indicated voting instructions in lieu of attending the EGM in person.

(9)	The English translation of this notice is for reference only, and in case of any inconsistency, the Chinese version shall prevail.

As at the date of this notice, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).

Exhibit 1.3

NOTICE OF DOMESTIC SHAREHOLDERS’ CLASS MEETING

China Telecom Corporation Limited

中國電信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF DOMESTIC SHAREHOLDERS’ CLASS MEETING

NOTICE IS HEREBY GIVEN that the Domestic Shareholders’ Class Meeting of China Telecom Corporation Limited (the “Company”) will be held at 10:20 a.m. on Friday, 9 April 2021 (or immediately following the conclusion of the Extraordinary General Meeting to be held on the same date) at Excemon Beijing Nanyueyuan Hotel, No.86 South 3rd Ring Road West, Fengtai District, Beijing, PRC for the purposes of considering and, if thought fit, passing the following resolutions:

SPECIAL RESOLUTIONS

1.	THAT the proposal regarding the plan for the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

2.

THAT the proposal regarding the proposed authorisation to be granted by the General Meetings to the Board and its authorised persons to deal with matters in connection with the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

3.	THAT the proposal regarding the distribution plan of accumulated profits prior to the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

4.	THAT the proposal regarding the use of proceeds from the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

5.	THAT the proposal regarding the dilution of immediate returns resulting from the initial public offering of RMB ordinary shares (A Shares) and the remedial measures be considered and approved;

6.	THAT the proposal regarding the Price Stabilisation Plan of A Shares within three years following the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

NOTICE OF DOMESTIC SHAREHOLDERS’ CLASS MEETING

7.

THAT the proposal regarding the undertakings on the information disclosure in the prospectus in connection with the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved.

By Order of the Board
China Telecom Corporation Limited Wong Yuk Har
Company Secretary

Beijing, China, 17 March 2021

NOTICE OF DOMESTIC SHAREHOLDERS’ CLASS MEETING

Notes:

(1)	Details of the resolutions stated above are set out in the circular dated 17 March 2021 of the Company (the “Circular”).

(2)

Each Shareholder entitled to attend and vote at the Domestic Shareholders’ Class Meeting may appoint one or more proxies to attend and vote on his/her behalf at the Domestic Shareholders’ Class Meeting. A proxy need not be a Shareholder. Each Shareholder who wishes to appoint one or more proxies should read through the Circular.

(3)

To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of Directors of the Company not less than 24 hours before the designated time for the holding of the Domestic Shareholders’ Class Meeting or any adjournment thereof. The Office of the Board of Directors of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC (Telephone: (8610) 58501800). Completion and return of a form of proxy will not preclude a Shareholder from attending in person and voting at the Domestic Shareholders’ Class Meeting if he/she so wishes.

(4)

Shareholders attending the Domestic Shareholders’ Class Meeting in person or by proxy shall present their proof of identity. If the attending Shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision-making authority shall present a copy of the relevant resolution of the board of directors or other decision-making authority in order to attend the Domestic Shareholders’ Class Meeting.

(5)	All resolutions proposed at the Domestic Shareholders’ Class Meeting will be voted by poll.

(6)	Shareholders (in person or by proxy) attending the Domestic Shareholders’ Class Meeting shall be responsible for their own transport and accommodation expenses.

(7)	This notice of the Domestic Shareholders’ Class Meeting is only despatched to the Domestic Shareholders of the Company.

(8)

In light of the continuing risks posed by the COVID-19 epidemic, the Company recommends Shareholders appoint the Chairman of the Domestic Shareholders’ Class Meeting as their proxy to vote according to their indicated voting instructions in lieu of attending the Domestic Shareholders’ Class Meeting in person.

(9)	The English translation of this notice is for reference only, and in case of any inconsistency, the Chinese version shall prevail.

As at the date of this notice, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).

Exhibit 1.4

NOTICE OF H SHAREHOLDERS’ CLASS MEETING

China Telecom Corporation Limited

中國電信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF H SHAREHOLDERS’ CLASS MEETING

NOTICE IS HEREBY GIVEN that the H Shareholders’ Class Meeting of China Telecom Corporation Limited (the “Company”) will be held at 10:35 a.m. on Friday, 9 April 2021 (or immediately following the conclusion of the Domestic Shareholders’ Class Meeting to be held on the same date) at Excemon Beijing Nanyueyuan Hotel, No.86 South 3rd Ring Road West, Fengtai District, Beijing, PRC for the purposes of considering and, if thought fit, passing the following resolutions:

SPECIAL RESOLUTIONS

1.	THAT the proposal regarding the plan for the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

2.

THAT the proposal regarding the proposed authorisation to be granted by the General Meetings to the Board and its authorised persons to deal with matters in connection with the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

3.	THAT the proposal regarding the distribution plan of accumulated profits prior to the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

4.	THAT the proposal regarding the use of proceeds from the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

5.	THAT the proposal regarding the dilution of immediate returns resulting from the initial public offering of RMB ordinary shares (A Shares) and the remedial measures be considered and approved;

6.	THAT the proposal regarding the Price Stabilisation Plan of A Shares within three years following the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved;

NOTICE OF H SHAREHOLDERS’ CLASS MEETING

7.

THAT the proposal regarding the undertakings on the information disclosure in the prospectus in connection with the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved.

By Order of the Board
China Telecom Corporation Limited Wong Yuk Har
Company Secretary

Beijing, China, 17 March 2021

NOTICE OF H SHAREHOLDERS’ CLASS MEETING

Notes:

(1)	Details of the resolutions stated above are set out in the circular dated 17 March 2021 of the Company (the “Circular”).

(2)

The H Share Register of Members of the Company will be closed, for the purpose of determining H Shareholders’ entitlement to attend the H Shareholders’ Class Meeting, from Wednesday, 31 March 2021 to Friday, 9 April 2021 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the H Shareholders’ Class Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Tuesday, 30 March 2021. Holders of H Shares who are registered with Computershare Hong Kong Investor Services Limited on Friday, 9 April 2021 are entitled to attend the H Shareholders’ Class Meeting.

(3)

Each Shareholder entitled to attend and vote at the H Shareholders’ Class Meeting may appoint one or more proxies to attend and vote on his/her behalf at the H Shareholders’ Class Meeting. A proxy need not be a Shareholder. Each Shareholder who wishes to appoint one or more proxies should read through the Circular.

(4)

To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to Computershare Hong Kong Investor Services Limited not less than 24 hours before the designated time for the holding of the H Shareholders’ Class Meeting and any adjournment thereof. Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a Shareholder from attending in person and voting at the H Shareholders’ Class Meeting if he/she so wishes.

(5)

Shareholders attending the H Shareholders’ Class Meeting in person or by proxy shall present their proof of identity. If the attending Shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision-making authority shall present a copy of the relevant resolution of the board of directors or other decision-making authority in order to attend the H Shareholders’ Class Meeting.

(6)	All resolutions proposed at the H Shareholders’ Class Meeting will be voted by poll.

(7)	This notice of the H Shareholders’ Class Meeting is only despatched to the H Shareholders.

(8)	Shareholders (in person or by proxy) attending the H Shareholders’ Class Meeting shall be responsible for their own transport and accommodation expenses.

(9)

In light of the continuing risks posed by the COVID-19 epidemic, the Company recommends Shareholders appoint the Chairman of the H Shareholders’ Class Meeting as their proxy to vote according to their indicated voting instructions in lieu of attending the H Shareholders’ Class Meeting in person.

(10)	The English translation of this notice is for reference only, and in case of any inconsistency, the Chinese version shall prevail.

As at the date of this notice, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).